Exhibit 10.5

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000, or who is authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995 if you are in Ireland, or from an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom or Ireland. Part 2 of this document comprises an explanatory statement in compliance with section 426 of the Companies Act 1985.

If you have sold or otherwise transferred all of your eircom Shares, please send this document together with the accompanying documents (including the Forms of Proxy and the Form of Election) at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

Morgan Stanley & Co. Limited is acting exclusively for eircom and no one else in connection with the Offer and will not be responsible to anyone other than eircom for providing the protections afforded to its customers or for providing advice in relation to the Offer or any matter or arrangement referred to herein.

Goodbody Corporate Finance, which is regulated in Ireland by the Financial Regulator under the Investment Intermediaries Act 1995, is acting exclusively for eircom and no one else in connection with the Offer and will not be responsible to anyone other than eircom for providing the protections afforded to its customers or for providing advice in relation to the Offer or any matter or arrangement referred to herein.

JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting for BCM and BCMIH and no-one else in connection with the Offer and will not be responsible to anyone other than BCM and BCMIH for providing the protections afforded to its customers or for providing advice in relation to the Offer or any matter or arrangement referred to herein.

Davy, which is regulated in Ireland by the Financial Regulator under the Investment Intermediaries Act 1995, is acting as broker to BCMIH and is also giving financial advice to BCMIH and no one else in connection with the Offer and will not be responsible to anyone other than BCMIH for providing the protections afforded to its customers or for providing advice in relation to the Offer or any matter or arrangement referred to herein.

NM Rothschild, which is regulated in the United Kingdom by the Financial Services Authority, is acting for the ESOT and no-one else in connection with the Offer and will not be responsible to anyone other than the ESOT for providing the protections afforded to its customers or for providing advice in relation to the Offer or any matter or arrangement referred to herein.

Merrion, which is regulated in Ireland by the Financial Regulator under the Investment Intermediaries Act 1995, is acting as broker to the ESOT and is also giving financial advice to the ESOT and no one else in connection with the Offer and will not be responsible to anyone other than ESOT for providing the protections afforded to its customers or for providing advice in relation to the Offer or any matter or arrangement referred to herein.

RECOMMENDED CASH OFFER

for

eircom Group plc

by

BCM Ireland Holdings Limited

by means of

a Scheme of Arrangement

under Section 425 of the Companies Act 1985

A letter of recommendation to vote in favour of the resolutions to be proposed at the Court Meeting and at the EGM from the Chairman of eircom, on behalf of the Independent Directors, is set out in Part 1 of this document.

Notices convening the Court Meeting and the EGM, both of which are to be held on 26 July 2006 at Portmarnock Hotel & Golf Links, Portmarnock, Co. Dublin, Ireland, are set out at the end of this document. The Court Meeting is scheduled to start at 10.45 a.m. and the EGM is scheduled to start at 11.00 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned).

This document may contain “forward-looking statements” concerning BCMIH, BCM, the ESOT and the eircom Group. Generally, the words “will”, “may”, “should”, “continue”, “believes”, “expects”, “intends”, “anticipates” or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviour of other market participants and therefore undue reliance should not be placed on such statements. BCMIH, BCM, the ESOT and eircom assume no obligation in respect of, and do not intend to update, these forward-looking statements, except as required pursuant to applicable law.

The distribution of this document in jurisdictions other than the United Kingdom and Ireland may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any applicable legal and regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. Further details in relation to Overseas Shareholders are contained in Part 2 of this document. This document does not constitute an offer to sell or issue, or a solicitation of an offer to buy or subscribe for, shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such offer or solicitation is unlawful. This document and the accompanying documents have been prepared for the purposes of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside of England.

The Preference Shares will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof and, as a consequence, will not be registered thereunder or under the securities laws of any state or other jurisdiction of the United States.

Under US securities laws, an Ordinary Shareholder who is deemed to be an affiliate of eircom or BCMIH before the Scheme becomes effective may not resell the Preference Shares received pursuant to the Scheme in the United States without registration under the US Securities Act, except pursuant to the applicable resale provisions of Rule 145(d) promulgated under the US Securities Act or another applicable exemption from the registration requirements of the US Securities Act or in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

Furthermore, the Preference Shares have not been, and will not be, registered under the applicable securities laws of any other Overseas Jurisdiction and no regulatory clearances in respect of the Preference Shares have been, or will be, applied for in any such Overseas Jurisdiction. Accordingly, unless permitted by the relevant securities laws, the Preference Shares may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into any Overseas Jurisdiction or for the account or benefit of any Restricted Overseas Person.

The ability of persons not resident in the United Kingdom or Ireland to elect for the Preference Share Alternative may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements of those jurisdictions.

If the issue of Preference Shares to any Scheme Ordinary Shareholders would or may infringe the laws of any jurisdiction outside of the United Kingdom or Ireland or necessitate compliance with any registration or other special requirements, the Scheme provides that Preference Shares may not be issued to the relevant Scheme Ordinary Shareholders.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of eircom, all “dealings” in any “relevant securities” of eircom (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of eircom, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of eircom, by BCMIH or eircom, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms shown above in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 of the City Code, you should consult the Panel.

ACTION TO BE TAKEN

Notices convening the Court Meeting and the EGM, both of which are to be held on 26 July 2006 at Portmarnock Hotel & Golf Links, Portmarnock, Co. Dublin, Ireland, are set out at the end of this document. The Court Meeting is scheduled to start at 10.45 a.m. and the EGM is scheduled to start at 11.00 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned).

ORDINARY SHAREHOLDERS

Ordinary Shareholders will find enclosed with this document:

•	a blue Form of Proxy for use in respect of the Court Meeting;

•	a pink Form of Proxy for use in respect of the EGM;

•	a green Form of Election for those holders of Ordinary Shares who wish to make an election under the Preference Share Alternative in accordance with the instructions printed thereon; and

•	a reply-paid envelope for use in the United Kingdom and Ireland.

The action to be taken by Ordinary Shareholders in respect of the Court Meeting and the EGM is set out in paragraph 20 of Part 2 of this document. Whether or not you plan to attend the Court Meeting and the EGM, please complete each of the enclosed blue and pink Forms of Proxy in accordance with the instructions printed thereon (whether or not your Ordinary Shares are held in CREST) and return them either by post or by hand (during normal business hours) to eircom’s Registrars, Computershare Investor Services PLC, P.O. Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, as soon as possible, but in any event so as to be received by 10.45 a.m. on 24 July 2006 in the case of the Court Meeting and by 11.00 a.m. on 24 July 2006 in the case of the EGM.

If the blue Form of Proxy for use at the Court Meeting is not lodged by 10.45 a.m. on 24 July 2006, it may be handed to the Company’s Registrars, Computershare Investor Services PLC, at the Court Meeting before the taking of the poll. However, if the pink Form of Proxy for the EGM is not lodged by 11.00 a.m. on 24 July 2006, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the EGM, or any adjournments thereof, if you wish to do so. The Court Meeting and the EGM will both be held at Portmarnock Hotel & Golf Links, Portmarnock, Co. Dublin, Ireland.

The latest time for returning the green Form of Election is 1.00 p.m. on 11 August 2006.

CONVERTIBLE PREFERENCE SHAREHOLDERS

The ESOT beneficially holds 100 per cent. of the issued Convertible Preference Shares and has agreed to undertake to the Court to be bound by the terms of the Scheme.

HELPLINE

If you have any questions relating to this document, the action you should take or the completion and return of the Forms of Proxy or the Form of Election, please telephone Computershare Investor Services PLC on 0870 703 6275 (or, if calling from outside the UK, +44 870 703 6275) in each case between 9.00 a.m. and 5.00 p.m. (London/Dublin time) Monday to Friday. The helpline cannot provide advice on the merits of the Offer nor give any financial advice.

CONTENTS

ACTION TO BE TAKEN			3

EXPECTED TIMETABLE OF PRINCIPAL EVENTS			5

Part 1:	LETTER FROM THE CHAIRMAN OF EIRCOM		6

Part 2:	EXPLANATORY STATEMENT		10

	1.	INTRODUCTION	10

	2.	THE CASH OFFER	10

	3.	THE PREFERENCE SHARE ALTERNATIVE	11

	4.	IRREVOCABLE UNDERTAKINGS	12

	5.	STRUCTURE OF THE OFFER	12

	6.	INFORMATION ON EIRCOM	14

	7.	INFORMATION ON BCM	14

	8.	INFORMATION ON THE ESOT	15

	9.	INFORMATION ON BCMIH AND FINANCING	15

	10.	BACKGROUND TO AND REASONS FOR THE OFFER	16

	11.	RELATIONSHIP WITH THE ESOT	17

	12.	IMPLEMENTATION AGREEMENT AND INDUCEMENT FEE	18

	13.	THE EFFECT OF THE SCHEME ON THE EIRCOM SHARE SCHEMES	18

	14.	MANAGEMENT, EMPLOYEES AND LOCATIONS	19

	15.	THE EIRCOM DIRECTORS AND THE EFFECT OF THE SCHEME ON THEIR INTERESTS	19

	16.	DELISTING OF ORDINARY SHARES AND RE-REGISTRATION	19

	17.	SETTLEMENT	20

	18.	OTHER CLASSES OF EIRCOM SHARES	20

	19.	TAXATION	21

	20.	ACTION TO BE TAKEN	25

	21.	OVERSEAS SHAREHOLDERS	26

	22.	FURTHER INFORMATION	26

Part 3:	CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE OFFER		27

Part 4:	SUMMARY OF THE PREFERENCE SHARES		33

Part 5:	FINANCIAL INFORMATION RELATING TO THE EIRCOM GROUP		41

Part 6:	INFORMATION ON BCM, THE ESOT AND THE BCMIE GROUP		148

Part 7:	FINANCIAL INFORMATION RELATING TO BCM		153

Part 8:	ADDITIONAL INFORMATION		184

Part 9:	DEFINITIONS		208

Part 10:	THE SCHEME		216

	NOTICE OF COURT MEETING		223

	NOTICE OF EXTRAORDINARY GENERAL MEETING		224

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times shown in this document are London/Dublin times unless otherwise stated.

Event	Time and/or date (2006)
Latest time for lodging the blue Form of Proxy for the Court Meeting	10.45 a.m. on 24 July	(1)

Latest time for lodging the pink Form of Proxy for the EGM	11.00 a.m. on 24 July	(1)

Voting Record Time	6.00 p.m. on 24 July

Court Meeting	10.45 a.m. on 26 July

EGM	11.00 a.m. on 26 July	(2)

Latest time for lodging the green Form of Election	1.00 p.m. on 11 August

Court Hearing	17 August	(3)

Scheme Record Time	6.00 p.m. on 17 August	(3)

Effective Date of the Scheme	18 August	(3)

Delisting of Ordinary Shares	18 August	(3)

Latest date for despatch of cheques / settlement in CREST / issue of Preference Shares	1 September	(3)

Notes:

(1)	A blue Form of Proxy for the Court Meeting not so lodged may be handed to eircom’s Registrars, Computershare Investor Services PLC, at the Court Meeting before the taking of the poll. However, the pink Form of Proxy for the EGM must be lodged by 11.00 a.m. on 24 July 2006 or it will be invalid.

(2)	The EGM will commence at 11.00 a.m. on 26 July 2006 or, if later, as soon as the Court Meeting has been concluded or adjourned.

(3)	These dates are indicative only and will depend, amongst other things, on the date upon which the Court sanctions the Scheme and whether the relevant Conditions are either satisfied or, if capable of waiver, waived.

The Court Meeting and the EGM will both be held at Portmarnock Hotel & Golf Links, Portmarnock, Co. Dublin, Ireland on 26 July 2006.

PART 1

LETTER FROM THE CHAIRMAN OF EIRCOM

114 St. Stephen’s Green West

Dublin 2

Ireland

13 June 2006

To eircom Shareholders and, for information only, to

participants in the eircom Share Schemes

Dear Shareholder,

Recommended acquisition of eircom Group plc by BCMIH

1.	Introduction

On 23 May 2006, the Independent Directors1 of eircom and the board of directors of BCMIH announced that they had reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued ordinary share capital of eircom not already owned by BCMIH. The Offer is to be effected by means of a scheme of arrangement under section 425 of the UK Companies Act. BCMIH is a company that has been formed for the purposes of BCM and the ESOT jointly making the Offer.

I am writing to you on behalf of the Independent Directors to explain the terms of the Offer and to explain why the Independent Directors are unanimously recommending that Ordinary Shareholders should vote in favour of the resolutions to be proposed at the Court Meeting and the EGM, as the Independent Directors have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 4,874,818 Ordinary Shares, representing (as at the date of this document) approximately 0.4 per cent. of the existing issued ordinary share capital of eircom.

2.	Summary of the Cash Offer

Under the Scheme, which is subject to the Conditions and further terms set out in Part 3 of this document, Scheme Ordinary Shareholders are entitled to receive:

for each Ordinary Share held	€2.20 in cash

In addition, Ordinary Shareholders will receive a second interim dividend of €0.052 per Ordinary Share in respect of the financial year ended 31 March 2006, which is expected to be paid on 26 June 2006 to the registered holders of Ordinary Shares as at 26 May 2006. The payment of the second interim dividend is not conditional on the Scheme becoming effective.

Accordingly, under the terms of the Cash Offer and including the second interim dividend, Scheme Ordinary Shareholders will receive a total of €2.252 in cash per Ordinary Share.

The Cash Offer (including the second interim dividend of €0.052 per Ordinary Share) values the entire issued ordinary share capital of eircom at approximately €2,417 million.

The Cash Offer (including the second interim dividend of €0.052 per Ordinary Share) represents:

•	a premium of approximately 35.0 per cent. to the volume-weighted average Closing Price of €1.67 per Ordinary Share for the six months to 5 October 2005, being the last business day prior to the announcement by eircom regarding speculation concerning a possible bid for eircom by Swisscom AG; and

•	a premium of approximately 4.3 per cent. to the Closing Price of €2.16 per Ordinary Share on 20 February 2006, being the last business day prior to the announcement by eircom that it had received a preliminary approach from BCM.

A Preference Share Alternative is also being made available to Scheme Ordinary Shareholders, further details of which are set out in paragraph 3 of Part 2 and in Part 4 of this document.

[1]	The representatives of the ESOT on the eircom Board have absented themselves from eircom Board discussions in relation to the Offer. Peter Lynch has absented himself from the deliberations of the board of the ESOT Trustee in relation to the Offer.

In deciding which form of consideration to elect for under the Offer, Ordinary Shareholders should have regard to their own financial position. If Ordinary Shareholders are in any doubt as to the actions they should take in relation to the Preference Share Alternative, they should consult an independent financial adviser.

3.	Background to and reasons for the recommendation

eircom listed on the London and Irish stock exchanges in March 2004 at an issue price of €1.55 per Ordinary Share. Since then eircom’s management team has delivered on its strategic plan and eircom’s robust operational and financial performance has been reflected in the strong growth in total return since its listing. Over this period, and assuming the Offer proceeds, Ordinary Shareholders will have achieved a total return on their initial investment (assuming reinvestment of dividends) of approximately 62 per cent.

eircom’s strategy has been to create shareholder value by maintaining market leadership in the fixed-line market, through strong brand recognition, growing the Irish broadband sector and through investing in the fixed-line network. In addition eircom has set out to capture additional value in the mobile market and in July 2005 announced the €420 million acquisition of Meteor, Ireland’s third largest mobile operator by market share.

The Meteor acquisition has allowed eircom to double its addressable market by value to approximately €4 billion and has allowed eircom to be well-positioned to capitalise on opportunities created through the convergence of fixed-line and mobile technologies. eircom has enjoyed tremendous shareholder support for its move back into mobile. Since the completion of the transaction, Meteor has achieved attractive growth in market share and in financial performance.

On 10 October 2005, BCM announced that it had acquired a long-term, strategic shareholding in eircom, acquiring an interest in approximately 12.5 per cent. of its issued ordinary share capital.

On 2 November 2005, following share price speculation, eircom confirmed that it had received a preliminary approach that may or may not lead to an offer being made for it and, subsequently, Swisscom AG confirmed that it had entered into discussions with eircom. During this period, BCM also made an approach to eircom and expressed an interest in making a possible offer for eircom. However, this proposal was preliminary in nature and did not lead to further discussions. On 25 November 2005, the Swiss Federal Council instructed its representatives on the Swisscom board to vote against a proposed business acquisition. Consequently, on 5 December 2005, Swisscom AG announced that it would not be proceeding with an offer for eircom.

On 21 February 2006, BCM submitted a written proposal to eircom and eircom announced that it had received a preliminary approach from BCM which may or may not lead to an offer.

From 23 January 2006 to 10 March 2006, BCM increased its holding of Ordinary Shares to approximately 27.1 per cent., giving an aggregate shareholding for the BCM Group of 308,999,053 Ordinary Shares (representing approximately 28.8 per cent. of the issued Ordinary Shares in eircom).

On 7 April 2006, BCM and the ESOT made a joint approach to eircom with respect to a possible offer for eircom. Under the terms of the possible offer, Ordinary Shareholders would be offered €2.20 in cash per Ordinary Share, together with the right to receive a dividend of €0.052 per Ordinary Share, and a Preference Share Alternative. These headline terms were announced by eircom on 14 April 2006 and separately by BCM on 16 April 2006.

At that time, the ESOT beneficially held 21.4 per cent. of the Ordinary Shares in issue. The BCM Group and the ESOT therefore already controlled more than 50 per cent. of eircom’s issued ordinary share capital between them.

A further announcement was made on 24 April 2006 which confirmed that the Independent Directors, BCM and the ESOT were in discussions and had entered into a bidding agreement under which due diligence information on eircom would be provided to BCM and the ESOT. These discussions resulted in the announcement on 23 May 2006 of a firm intention to make a joint offer by BCM and the ESOT.

The Independent Directors believe that the Cash Offer is fair and reasonable and is in the best interests of Ordinary Shareholders, who will receive a substantial return on their investment since the eircom IPO in March 2004.

eircom’s preliminary results for the financial year ended 31 March 2006 were announced on 15 May 2006. The IFRS financial information set out in Part 5 of this document has been extracted from the consolidated audited financial statements of the Company for the financial year ended 31 March 2006. These indicate that the business has continued to demonstrate solid operating performance, strong cash flows and excellent growth in its broadband and mobile businesses. While the Independent Directors have every confidence in eircom’s current strategy and its ability to deliver value, they consider the Cash Offer to provide an excellent opportunity for Ordinary Shareholders to realise significant value in cash now. Accordingly the Independent Directors are unanimously recommending that Ordinary Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the EGM.

4.	Second interim dividend

The second interim dividend of €0.052 per Ordinary Share, which is expected to be paid on 26 June 2006 to the registered holders of Ordinary Shares as at 26 May 2006, is in substitution for the final dividend in respect of the financial year to 31 March 2006 and no final dividend will be proposed at eircom’s annual general meeting. The payment of the second interim dividend is not conditional on the Scheme becoming effective.

5.	Management and employees

BCMIH has confirmed that, following the completion of the Offer, the existing employment conditions, including pension rights, of all management and employees of eircom will be fully safeguarded and that all employment agreements (including their conditions) will be honoured in accordance with existing industrial relations agreements. BCMIH has stated that it attaches great importance to the skills and experience of the existing management and employees of eircom and the partnership that eircom has with them. BCMIH has further stated that the continuing contribution of management and employees to eircom in terms of the skills and experience they bring to the business is a key factor for the continuing success of eircom following completion of the Offer.

BCMIH has further confirmed that eircom will continue to be headquartered and managed in Ireland.

Robert Topfer is Chairman, and Con Scanlon is Deputy Chairman, of BCMIH. BCMIH intends that Pierre Danon will become Chairman of eircom upon completion of the Offer and Con Scanlon will remain as Deputy Chairman and that the eircom Board will contain an appropriate representation of executive directors.

Further details of BCMIH’s strategic plans for eircom and, in particular, in relation to the employees of the eircom Group are set out in paragraphs 10 and 14 of Part 2 of this document.

6.	eircom Share Schemes

Participants in the eircom Share Schemes will be contacted regarding the effect of the Offer on their rights under those schemes. Further details on how options and awards will be treated under the Offer are set out in paragraph 13 of Part 2 of this document.

7.	Inducement fee

Under the terms of the Implementation Agreement, eircom has agreed to pay BCMIH an inducement fee of €2,599,500 in the event that the Scheme lapses or is withdrawn if:

•	the Independent Directors withdraw, or adversely modify, their recommendation of the Scheme (otherwise than as a direct result of action taken by BCMIH that is not provided for in the Implementation Agreement or the Bidding Agreement); or

•	the Independent Directors announce that they are recommending or proposing to recommend any Competing Proposal; or

•	without the consent of BCMIH and except as contemplated by the Implementation Agreement, eircom withdraws the Scheme or takes steps to defer (or adjourn) the holding of the Court Meeting or the EGM, or the Court Hearing, to a date later than four months after the date of the Announcement.

8.	Taxation

Your attention is drawn to paragraph 19 of Part 2 of this document. If you are in any doubt about your tax position, are subject to taxation in any jurisdiction other than Ireland or the UK or elect for the Preference Share Alternative, you are strongly advised to consult an appropriate independent tax adviser immediately.

9.	Action to be taken

The action to be taken in relation to the Scheme is set out in paragraph 20 of Part 2 of this document and in the accompanying Forms of Proxy and Form of Election.

Whether or not you plan to attend the Court Meeting and/or the EGM, please complete each of the enclosed blue and pink Forms of Proxy in accordance with the instructions printed thereon (whether or not your Ordinary Shares are held in CREST) and return them either by post or by hand (during normal business hours) to the Company’s Registrars, Computershare Investor Services PLC, P.O. Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, as soon as possible, but in any event so as to be received by 10.45 a.m. on 24 July 2006 in the case of the Court Meeting and by 11.00 a.m. on 24 July 2006 in the case of the EGM.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of opinion of the holders of Scheme Ordinary Shares. You are therefore strongly urged to sign and return your blue Form of Proxy as soon as possible.

If you have any questions relating to this document or the completion and return of the Forms of Proxy or the Form of Election, please telephone Computershare Investor Services PLC on 0870 703 6275 (or, if calling from outside the UK, +44 870 703 6275) in each case between 9.00 a.m. and 5.00 p.m. Monday to Friday. The helpline cannot provide advice on the merits of the Offer nor give any financial advice.

10.	The effects of implementation of the Scheme and BCMIH’s strategic plans for eircom

Details of the Scheme, BCMIH’s reasons for the Offer and strategic plans for eircom and BCMIH’s sources of financing for the Offer are set out in paragraphs 5, 6, 9 and 10 of Part 2 of this document and in paragraphs 10 to 14 of Part 6 of this document.

Following consideration of the information referred to above, the Independent Directors express the following views on the effects of implementation of the Offer and upon BCMIH’s strategic plans for the business:

•	BCMIH has confirmed that the existing employment conditions, including pension rights, of the employees will be fully safeguarded and all employment agreements (including their conditions) will be honoured in accordance with existing industrial relations agreements;

•	BCMIH has also confirmed that it has no current plans to change the locations of eircom’s places of business to outside Ireland and that eircom will continue to be headquartered and managed in Ireland; and

•	following completion of the Scheme, the eircom Group will have a much increased level of indebtedness and may be subject to financial and other restrictions under its debt financing arrangements that may impact on the Company’s operating and financial flexibility.

11.	Recommendation

The Independent Directors, who have been so advised by Morgan Stanley and Goodbody Corporate Finance, consider the terms of the Cash Offer to be fair and reasonable. In providing advice to the Independent Directors, Morgan Stanley and Goodbody Corporate Finance have taken into account the commercial assessments of the Independent Directors.

The Independent Directors unanimously recommend that Ordinary Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the EGM, as the Independent Directors have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 4,874,818 Ordinary Shares, representing (as at the date of this document) approximately 0.4 per cent. of the existing issued ordinary share capital of eircom.

Yours faithfully

For and on behalf of the Independent Directors

Sir Anthony O’Reilly

Chairman of eircom Group plc

PART 2

EXPLANATORY STATEMENT

(in compliance with section 426 of the Companies Act 1985)

Morgan Stanley & Co. Limited	Goodbody Corporate Finance
25 Cabot Square	Ballsbridge Park
Canary Wharf	Ballsbridge
London E14 4QW	Dublin 4
United Kingdom	Ireland

13 June 2006

To eircom Shareholders and, for information only, to

participants in the eircom Share Schemes

Dear Shareholder,

Recommended acquisition of eircom Group plc by BCMIH

1.	Introduction

On 23 May 2006, the Independent Directors1 of eircom and the board of directors of BCMIH announced that they had reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued ordinary share capital of eircom not already owned by BCMIH. The Offer is to be effected by means of a scheme of arrangement under section 425 of the Companies Act. BCMIH is a company that has been formed for the purposes of BCM and the ESOT jointly making the Offer.

BCMIH is a wholly-owned indirect subsidiary of BCMIE. Following the Effective Date, BCMIE will be owned by BBIG as to 65 per cent. and by the ESOT as to 35 per cent. BBIG will be owned by BCM as to approximately 92 per cent., BBGP as to approximately 6 per cent. and DIF as to approximately 2 per cent. BCM intends to identify other equity investors to subscribe for approximately 5 per cent. of its holding in BBIG shares that it would otherwise subscribe for on or about the Effective Date.

Your attention is drawn to the letter from Sir Anthony O’Reilly, the chairman of eircom, set out in Part 1 of this document. That letter contains, amongst other things, the unanimous recommendation by the Independent Directors to Ordinary Shareholders to vote in favour of the resolutions to approve and implement the Scheme to be proposed at the Court Meeting and the EGM. That letter also states that the Independent Directors, who have been so advised by Morgan Stanley and Goodbody Corporate Finance, consider the terms of the Cash Offer to be fair and reasonable. In providing advice to the Independent Directors, Morgan Stanley and Goodbody Corporate Finance have taken into account the commercial assessments of the Independent Directors.

Morgan Stanley and Goodbody Corporate Finance have been authorised by the Independent Directors to write to you to set out the terms of the Offer and to provide you with other relevant information. The Scheme is set out in full in Part 10 (The Scheme) of this document. Your attention is also drawn to Part 5 (Financial Information relating to the eircom Group) and Part 8 (Additional Information) of this document.

2.	The Cash Offer

Under the Scheme, which is subject to the Conditions and further terms set out in Part 3 of this document, Scheme Ordinary Shareholders are entitled to receive:

for each Ordinary Share held	€2.20 in cash

[1]	The representatives of the ESOT on the eircom Board have absented themselves from eircom Board discussions in relation to the Offer. Peter Lynch has absented himself from the deliberations of the board of the ESOT Trustee in relation to the Offer.

In addition, Ordinary Shareholders will receive a second interim dividend of €0.052 per Ordinary Share in respect of the financial year ended 31 March 2006, which is expected to be paid on 26 June 2006 to the registered holders of Ordinary Shares as at 26 May 2006. The payment of the second interim dividend is not conditional on the Scheme becoming effective.

Accordingly, under the terms of the Cash Offer and including the second interim dividend, Scheme Ordinary Shareholders will receive a total of €2.252 in cash per Ordinary Share.

The Cash Offer (including the second interim dividend of €0.052 per Ordinary Share) values the entire issued ordinary share capital of eircom at approximately €2,417 million.

The Cash Offer (including the second interim dividend of €0.052 per Ordinary Share) represents:

•	a premium of approximately 35.0 per cent. to the volume-weighted average Closing Price of €1.67 per Ordinary Share for the six months to 5 October 2005, being the last business day prior to the announcement by eircom regarding speculation concerning a possible bid for eircom by Swisscom AG; and

•	a premium of approximately 4.3 per cent. to the Closing Price of €2.16 per Ordinary Share on 20 February 2006, being the last business day prior to the announcement by eircom that it had received a preliminary approach from BCM.

3.	The Preference Share Alternative

As an alternative to the cash consideration of €2.20 per Ordinary Share to which they would otherwise be entitled under the Offer, Scheme Ordinary Shareholders are entitled to elect to receive Preference Shares, to be issued by BCMIH under the Scheme, on the following basis:

For every €2.20 of consideration otherwise receivable under the Cash Offer	One Preference Share Unit with an aggregate issue price of €2.20

Scheme Ordinary Shareholders who elect for the Preference Share Alternative with respect to some or all of their Scheme Ordinary Shares (and who were the registered holders of such Ordinary Shares as at 26 May 2006) will remain entitled to the second interim dividend of €0.052 per Ordinary Share, in cash, in respect of the financial year ended 31 March 2006, which was resolved to be paid on 15 May 2006 and is expected to be paid on 26 June 2006.

The Preference Shares will have the right to a floating rate preferential cash dividend payable every three months in arrear at an annual interest rate equivalent to the 3-month EURIBOR rate less 50 basis points accrued daily on the issue price of the relevant Preference Shares (net of any tax required to be withheld by BCMIH). Holders will, over a three-year period following the issue of the Preference Shares, have the option to call for the redemption of the Preference Shares for cash at their issue price (plus an amount equal to the accrued dividend). Preference Shares will be issued on or shortly after the Effective Date.

In respect of each Ordinary Share held, electing Ordinary Shareholders will receive one Preference Share Unit which will comprise four tranches of Preference Shares with an aggregate issue price of €2.20. Tranches A and B will each have an issue price of €0.5892 and will be redeemable at the option of the holder or BCMIH on 30 November 2006 and 30 June 2007 respectively and by BCMIH at any time thereafter. Tranches C and D will each have an issue price of €0.5108 and will be redeemable at the option of the holder or BCMIH on 30 June 2008 and 30 June 2009 respectively and by BCMIH at any time thereafter. On 30 June 2009, any Preference Shares that have not previously been redeemed shall be mandatorily redeemed by BCMIH. The redemption proceeds of the Preference Shares will be guaranteed as to principal in equal shares by Barclays Capital, Credit Suisse, Deutsche Bank, Dresdner Kleinwort Wasserstein and JPMorgan.

The Preference Shares will be transferable with the consent of BCMIH but no application will be made for them to be listed or traded on any stock exchange. The Preference Share holders will not be entitled to receive notice of, attend or vote at general meetings of BCMIH and will not be entitled otherwise to participate in the profits of BCMIH.

The Preference Share Alternative is conditional on the Scheme becoming effective in accordance with its terms. If the issue of Preference Shares to any Scheme Ordinary Shareholder would or may infringe the laws of any jurisdiction outside the United Kingdom or Ireland or necessitate compliance with any registration or other special requirements, the Scheme provides that Preference Shares may not be issued to the relevant Scheme Ordinary Shareholder. Further details of the Preference Share Alternative and instructions on completing the Form of Election are included in Part 4 of this document.

The Preference Shares have many features that are equivalent to those of a typical loan note alternative that might be offered as an alternative to cash consideration in a UK context. In this case, however, it is intended that the Preference Share Alternative should address certain tax considerations for Ordinary Shareholders who are resident in Ireland.

In deciding which form of consideration to elect for under the Offer, Ordinary Shareholders should have regard to their own financial position. If Ordinary Shareholders are in any doubt as to the actions they should take in relation to the Preference Share Alternative, they should consult an independent financial adviser.

4.	Irrevocable Undertakings

BCMIH has received irrevocable undertakings from the Independent Directors to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM in respect of a total of 4,874,818 Ordinary Shares, representing approximately 0.4 per cent. of eircom’s existing issued ordinary share capital.

BCMIH has received irrevocable undertakings from the representatives of the ESOT on the eircom board, namely Con Scanlon, John Conroy and Cathal Magee, to vote in favour of the resolutions to be proposed at the EGM in respect of a total of 1,346,049 Ordinary Shares, representing approximately 0.1 per cent. of eircom’s existing issued ordinary share capital. The Ordinary Shares held by Con Scanlon, John Conroy and Cathal Magee will be excluded from voting on the resolution to be proposed at the Court Meeting as their holdings of Ordinary Shares are Excluded Shares for the purposes of the Scheme. They have agreed to appear by counsel at the Court Hearing to indicate their consent to the arrangements proposed in the Scheme.

The ESOT Trustee has irrevocably undertaken to: (i) vote in favour of the resolutions to be proposed at the EGM; and (ii) appear by counsel at the Court Hearing to indicate its consent to the arrangements proposed in the Scheme. The Ordinary Shares beneficially held by the ESOT Trustee will be excluded from voting on the resolution to be proposed at the Court Meeting, as the Ordinary Shares beneficially held by the ESOT are Excluded Shares for the purposes of the Scheme. The ESOT Trustee has also irrevocably undertaken to elect, under the Preference Share Alternative, to receive approximately €298.7 million of Preference Shares in respect of approximately 135.8 million of its Ordinary Shares. It will receive cash in respect of its remaining holding of approximately 94.1 million Ordinary Shares.

The irrevocable undertakings of the ESOT Trustee referred to in this paragraph are subject to the passing of the ESOT Proposal by the ESOT Beneficiaries and certain clarifications of the Irish Revenue Commissioners as set out in paragraph 2(d) of Section A of Part 3 of this document remaining in full force and effect.

The ESOT also holds 2,560,140 Ordinary Shares as a nominee for a number of beneficiaries of the APSS which are not subject to the irrevocable undertakings referred to above and which are not Excluded Shares for the purposes of the Scheme.

5.	Structure of the Offer

(a)	Introduction

It is intended that the acquisition of eircom will be effected by way of a scheme of arrangement under section 425 of the Companies Act. The Scheme is subject to the Conditions and further terms set out in Part 3 of this document.

The Scheme is an agreement between eircom and the holders of Scheme Ordinary Shares and Scheme Convertible Preference Shares under section 425 of the Companies Act and is subject to the sanction of the Court. The Scheme is governed by English law and the competent court in relation to the Scheme is the Court.

The purpose of the Scheme is for BCMIH to become the owner of the whole of the issued and to be issued Ordinary Share capital and Convertible Preference Share capital of eircom.

The Scheme provides for: (i) the cancellation of the Scheme Convertible Preference Shares, (ii) the cancellation of the Scheme Ordinary Shares in respect of which elections have not been made for the Preference Share Alternative, (iii) the application of the reserve arising from such cancellations in paying up in full a number of new Ordinary Shares and issuing them to BCMIH, in consideration for which the holders of Scheme Convertible Preference Shares will receive a cash payment from BCMIH of €1.00 for each cancelled Scheme Convertible Preference Share and the holders of Scheme Ordinary Shares will receive a cash payment from BCMIH of €2.20 for each cancelled Scheme Ordinary Share, and (iv) the transfer to BCMIH of those Scheme Ordinary Shares in respect of which elections have been made for the Preference Share Alternative in consideration for the issue by BCMIH to the holders of those Scheme Ordinary Shares of one Preference Share Unit for each Scheme Ordinary Share held.

The ESOT beneficially holds 100 per cent. of the issued Convertible Preference Shares and has agreed to undertake to the Court to be bound by the terms of the Scheme.

(b)	The Meetings

Before the Court’s sanction can be sought, the Scheme will require approval by the holders of Scheme Ordinary Shares by the passing of resolutions at the Court Meeting and the EGM, details of both of which are set out below. Notices of the Court Meeting and the EGM are set out at the end of this document. The entitlement of Ordinary Shareholders to attend and vote at the Court Meeting and the EGM and the number of votes which may be cast at them will be determined by reference to eircom’s share register at the Voting Record Time.

The Court Meeting

The Scheme requires the approval of the holders of Scheme Ordinary Shares (excluding the holders of the Excluded Shares) by the passing of a resolution at the Court Meeting, which has been convened for 10.45 a.m. on 26 July 2006. In addition, the ESOT, which beneficially holds 100 per cent. of the Convertible Preference Shares, has agreed to undertake to be bound by the terms of the Scheme in respect of the Convertible Preference Shares. At the Court Meeting, voting will be by poll and each member present in person or by proxy will be entitled to one vote for each Scheme Ordinary Share held. The Ordinary Shares held by BCMIH, any member of the BCM Group and the Non-Independent Directors and those beneficially held by the ESOT will be excluded from voting on the resolution to be proposed at the Court Meeting as such holdings of Ordinary Shares of each of them are Excluded Shares for the purposes of the Scheme. A blue Form of Proxy for use by holders of Scheme Ordinary Shares in connection with the Court Meeting is enclosed with this document (please see paragraph 20 of this Part 2 below for further details). The approval required at the Court Meeting is a majority in number of the holders of Scheme Ordinary Shares (other than the Excluded Shares) present and voting, either in person or by proxy, representing not less than three-fourths in value of the Scheme Ordinary Shares (other than the Excluded Shares) held by such holders.

The EGM

In addition, the EGM has been convened for 11.00 a.m. on 26 July 2006, or immediately following the Court Meeting (if later), to consider and, if thought fit, pass special resolutions (which require at least 75 per cent. of the votes cast) to approve, among other things:

(i)	the issue of new Ordinary Shares to BCMIH provided for in the Scheme;

(ii)	the Capital Reduction; and

(iii)	certain amendments to the eircom Articles.

A pink Form of Proxy for use in connection with the EGM is enclosed with this document (please see paragraph 20 of this Part 2 below for further details).

(c)	The Court Hearing

The Court Hearing will be to sanction the Scheme and confirm the Capital Reduction and is scheduled for 17 August 2006. All Ordinary Shareholders are entitled to attend the Court Hearing in person or through counsel to support or oppose the sanctioning of the Scheme and the confirmation of the associated Capital Reduction.

Once the necessary approvals have been obtained and the other Conditions to the Scheme (as set out in Part 3 of this document) have been satisfied or (where applicable) waived, the Scheme will become effective upon delivery by eircom to the Registrar of a copy of the Court Order sanctioning the Scheme and confirming the Capital Reduction involved therein and, in respect of the Capital Reduction, the registration of the Court Order. This is expected to occur on 18 August 2006. Subject thereto, and to the further terms of the Scheme, it is expected that the consideration due to the holders of Scheme Ordinary Shares and Scheme Convertible Preference Shares will be dispatched no later than 14 days from the Effective Date.

If the Scheme becomes effective, it will be binding on all holders of Scheme Ordinary Shares and Scheme Convertible Preference Shares, including any holders of Scheme Ordinary Shares who did not vote to approve the Scheme or who voted against the Scheme at the Court Meeting.

(d)	Conditions to the implementation of the Scheme

The Conditions to the Scheme are set out in full in Part 3 of this document.

The Scheme is conditional, inter alia, upon:

•	the Scheme becoming effective by not later than 30 September 2006 or such later date as BCMIH and eircom may agree and the Court (if required) may approve, failing which the Scheme will lapse;

•	the approval by a majority in number of the Scheme Ordinary Shareholders (excluding the holders of the Excluded Shares) who vote, representing at least three-fourths in value of the Scheme Ordinary Shares voted, either in person or by proxy, at the Court Meeting;

•	the passing at the EGM of the resolution numbered 1 in the notice of EGM set out at the end of this document;

•	the ESOT Beneficiaries having approved the ESOT Proposal and the Irish taxation clarifications referred to in Condition 2(d), as set out in Section A of Part 3 of this document, remaining in full force and effect;

•	the sanction of the Scheme and confirmation of the Capital Reduction by the Court (in either case, with or without modification on terms agreed by BCMIH and eircom) and the delivery of an office copy of the Court Order to the Registrar and, in the case of the Capital Reduction, the registration by the Registrar of the Court Order; and

•	the Conditions, set out in Part 3 of this document, which are not otherwise identified above being satisfied or waived.

If the Scheme does not become effective by 30 September 2006 (or such later date as BCMIH and eircom may agree and (if required) the Court may allow) the Scheme will not become effective and the Offer will not proceed.

6.	Information on eircom

eircom is the principal provider of domestic and international fixed-line telecommunications services in Ireland. It also has a mobile division, Meteor, which it acquired in November 2005. eircom offers residential and business customers a wide range of retail services and products, including fixed-line services and fixed-line data services.

As at 31 March 2006, eircom had approximately 2 million fixed-line telephone access channels in service, approximately 230,000 broadband subscribers and approximately 625,000 mobile subscribers.

eircom’s preliminary results for the financial year ended 31 March 2006 (prepared in accordance with IFRS) were announced on 15 May 2006. The IFRS financial information set out in Part 5 of this document has been extracted from the consolidated audited financial statements of the Company for the financial year ended 31 March 2006. These show revenue for the year of €1,693 million (2005: €1,598 million) and EBITDA before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments of €601 million (2005: €610 million), resulting in an EBITDA margin on the same basis of 35 per cent. (2005: 38 per cent.). eircom’s basic earnings per Ordinary Share were €0.08 (2005: €0.07). Net debt as at 31 March 2006 was €2,111 million (2005: €2,048 million). Net debt as outlined below is calculated as borrowings plus capitalised fees and derivative financial instruments liability, less cash and cash equivalents, restricted cash, derivative financial instruments asset and cash flow hedging reserve. The cash flow hedging reserve of €18 million excluded from the net debt number would become payable in the event of early payment of the related US$ debt.

	As at
	31 March 2005 €’m	31 March 2006 €’m
Borrowings	2,364	2,467
Capitalised fees	41	36
Total derivative financial instruments liability	32	39

Debt	2,437	2,542

Cash and cash equivalents	(388)	(411)
Restricted cash	(1)	—
Derivative financial instrument asset	—	(2)

	2,048	2,129
Exclude cash flow hedging reserve	—	(18)

	2,048	2,111

Your attention is drawn to the further information on the eircom Group set out in Parts 5 and 8 of this document.

7.	Information on BCM

BCM is an Australian-based investment company that is listed on the Australian Stock Exchange. BCM is permitted to invest in both Australian and overseas companies, and in both listed and private entities. The focus of BCM is on a concentrated portfolio with a flexible investment horizon, with investments being held while they continue to meet its investment objectives. BCM is willing to achieve its investment objectives through acquiring stakes in companies in partnership with management and arranging and leading buy-outs or providing further financial resources to help established companies grow. BCM raised A$1 billion upon listing and, as at the date of this document, its only material investment is its 27.1 per cent. indirect holding in Ordinary Shares.

BCM has an exclusive 25-year fixed term management agreement with BBCM under which BBCM provides management services to BCM, including preparing and presenting investment proposals, assisting BCM to implement investments and managing such investments.

Under BCM’s management agreement, BCM is obliged to offer B&B and its managed affiliates the opportunity to co-invest in any investment in which BCM proposes to invest. Currently, BBGP, DIF and EHP are co-investors with BCM in eircom. BBGP and DIF have each decided to continue to co-invest with BCM in eircom by undertaking to invest in BBIG.

Your attention is drawn to the further information on BCM set out in Part 6 of this document.

8.	Information on the ESOT

The ESOP was established on 31 March 1999 to encourage and facilitate the acquisition and holding of shares in eircom (or its predecessor company) by and for the benefit of the employees and certain former employees of eircom and participating companies within the eircom Group. The eircom ESOP Trustee Limited is the trustee of the ESOP. The vast majority of current ESOP participants joined the ESOP upon its establishment. A significant majority of the current workforce of the eircom Group are participants in the ESOP.

In essence, the ESOP’s relevant purposes are to acquire shares in eircom, or any successor, and to distribute such shares tax efficiently to the ESOT Beneficiaries. The ESOT Trustee’s stated policy is to distribute assets to ESOT Beneficiaries “on a managed and phased basis” and it has committed, subject to its fiduciary and prudential duties, to make substantial distributions in the future. In doing so, it has an objective of maximising value for ESOT Beneficiaries, but it is also aware that a large number of ESOT Beneficiaries will remain eligible to receive shares from the ESOP in a tax efficient manner only until 31 March 2014, and therefore the ESOT Trustee is targeting the distribution of its assets to ESOT Beneficiaries by that date.

The ESOT currently beneficially holds 229,855,201 Ordinary Shares, representing 21.4 per cent. of the issued ordinary share capital of eircom, and 144,166,666 Convertible Preference Shares, representing 100 per cent. of the issued shares of that class. The Ordinary Shares referred to above that are beneficially held by the ESOT are Excluded Shares for the purposes of the Scheme and will be excluded from voting at the Court Meeting.

The ESOT Trustee also holds a further 2,560,140 Ordinary Shares which are held by it as bare nominee for beneficiaries of the APSS and are not Excluded Shares for the purposes of the Scheme.

The ESOT also beneficially owns a number of Redeemable Preference Shares and a small number of Trancheable Redeemable Preference Shares. The remaining shares of each of these classes are held by the ESOT as bare nominee for beneficiaries of the APSS. In addition, the ESOT beneficially holds 12,929,234,098 Non-Voting Deferred Shares, comprising almost 100 per cent. of the issued shares of that class.

Your attention is drawn to the further information on the ESOT set out in Part 6 of this document.

9.	Information on BCMIH and financing

BCMIH is a newly-incorporated company specifically formed for the purpose of implementing the Offer. BCMIH, which is incorporated in the Cayman Islands and tax resident in Ireland, is a wholly-owned subsidiary of BCMIF, which is in turn a wholly-owned subsidiary of BCMIE. Immediately following completion of the Offer, BBIG and the ESOT will hold 65 per cent. and 35 per cent. of the issued ordinary share capital of BCMIE, respectively. BCMIH, BCMIF and BCMIE have not traded since incorporation nor have they entered into any obligations other than in connection with the Offer and the financing of the Offer. The directors of each of BCMIH, BCMIE and BCMIF are Robert Topfer (Chairman), Con Scanlon (Deputy Chairman), Colm Barrington, Rex Comb, John Conroy and Pierre Danon.

As at the date of this document, BCMIH holds 290,733,902 Ordinary Shares representing 27.1 per cent. of eircom’s issued ordinary share capital and other members of the BCM Group hold an additional 18,265,151 Ordinary Shares representing 1.7 per cent. of eircom’s issued ordinary share capital. Accordingly, the BCM Group holds 308,999,053 Ordinary Shares in aggregate representing 28.8 per cent. of eircom’s issued ordinary share capital.

BCMIH will be financed by equity contributions from BBIG and the ESOT and debt financing underwritten by Barclays Capital, Credit Suisse, Deutsche Bank, Dresdner Kleinwort Wasserstein and JPMorgan. The total transaction value, including the current eircom net debt and transaction costs, is expected to be approximately

€4.8 billion of which approximately 80 per cent. (approximately €3.8 billion) will be funded through debt finance with the balance through equity finance. BCMIH expects that the aggregate amount of interest, taxation and dividends paid out by eircom in the financial year following completion of the Offer will not materially exceed that paid out by eircom in the financial year ended 31 March 2006.

JPMorgan Cazenove has confirmed that sufficient resources are available to BCMIH to satisfy the full implementation of the Offer. Full implementation of the Offer would result in cash consideration of approximately €1.46 billion being payable by BCMIH to Scheme Ordinary Shareholders (assuming that the ESOT elects for Preference Shares in respect of approximately 135.8 million Ordinary Shares, as it has irrevocably undertaken to do, and that no further elections are made under the Preference Share Alternative).

Further details on BCMIH, BCMIF and BCMIE and details of the financing of the Offer are set out in Part 6 of this document.

10.	Background to and reasons for the Offer

BCM was initially attracted to eircom due to its position as the incumbent telecommunications provider in one of Europe’s fastest-growing economies, with strong cash flows and operating in a stable regulatory environment.

BCM first invested in eircom through the indirect acquisition of Ordinary Shares and nil-paid rights around the time of eircom’s rights issue of Ordinary Shares to fund eircom’s acquisition of Meteor. Following BCM’s indirect acquisition of Ordinary Shares and nil-paid rights between 16 September 2005 and 5 October 2005, BCM owned approximately 10.8 per cent. of eircom’s issued Ordinary Shares and by the closing of the rights issue on 10 October 2005, the BCM Group in aggregate owned 12.5 per cent. of eircom’s issued Ordinary Shares.

During the early part of 2006, BCM increased its holding of Ordinary Shares to approximately 27.1 per cent. (bringing the total volume-weighted average acquisition price of its Ordinary Shares to €2.06 (excluding transaction costs) and the total percentage of Ordinary Shares owned by the BCM Group to approximately 28.8 per cent.). Subsequently, BCM approached the ESOT with a view to the ESOT being a joint offeror for eircom. In early April 2006, BCM and the ESOT agreed the basis on which a joint approach would be made to eircom and signed a memorandum of understanding. Negotiations between eircom, BCM, the ESOT and BCMIH progressed such that on 21 April 2006 the parties entered into the Bidding Agreement with eircom providing BCMIH, inter alia, with access to due diligence materials on the eircom Group.

BCM, BCMIH, the ESOT and eircom have entered into an Implementation Agreement, details of which are summarised in paragraph 12 below. BCM, BCMIH and the ESOT have also entered into a transaction conduct agreement which governs the conduct of the Offer as between the parties thereto. Further details of the Transaction Conduct Agreement are set out in Part 8 of this document.

Under the terms of the ESOT Trust Deed the approval of the ESOT Beneficiaries is required for the ESOT’s participation in BCMIE and the Offer and such approval is a Condition to the Offer. The ESOT Trustee expects the necessary ballot of the ESOT Beneficiaries to have been completed by 14 July 2006. If a competing proposal is made for eircom prior to the completion of the ballot, the ESOT Trust Deed requires that such a competing proposal is the subject of a further ballot. The Implementation Agreement makes provision for any necessary extension of the Scheme timetable to allow a further ballot to take place. In such circumstances the Offer will not proceed if the competing proposal is approved by the ESOT Beneficiaries in such further ballot. The requirement for a further ballot does not apply if the competing proposal is made after the ballot relating to the Offer has completed, and the ESOT Beneficiaries have mandated the ESOT Trustee to approve the Offer. The ESOT has obtained clarification as to certain Irish taxation matters from the Irish Revenue Commissioners and it is a Condition of the Offer that such clarifications remain in full force and effect without amendment in a manner which is material or adverse to the ESOT Beneficiaries. If this Condition (with the consent of the Panel) is invoked, the Offer will lapse notwithstanding any prior approval obtained at the ballot of the ESOT Beneficiaries.

The Union Coalition has irrevocably consented to certain changes necessary to the ESOT Trust Deed and the APSS Trust Deed to enable the Scheme to become effective.

BCMIH expects to be a long-term investor in eircom. BCMIH has a positive view of the Irish market as a whole, and sees eircom’s business as well-positioned to benefit from the positive macroeconomic, social and demographic trends in Ireland. BCMIH believes that eircom must continue to innovate and develop to face the challenges of increased competition and the rapid emergence of new technologies. BCMIH’s strategy for the business is to build on eircom’s existing market position by embracing new technologies, maintaining a strong customer focus and continuing to invest in eircom’s network infrastructure. In particular, BCMIH intends to:

•	Grow eircom’s revenue

BCMIH sees opportunities to grow revenue within three core areas of the eircom business:

•	Broadband remains a key area of focus, with BCMIH intending to increase adoption by extending coverage, improving service bundling and enhanced marketing.

•	The re-entry into the mobile sector through the acquisition of Meteor gives eircom a platform in the Irish mobile sector with an opportunity to develop the asset through initiatives such as the introduction of the eircom brand, cross-selling of mobile products from the fixed-line customer base, building on Meteor’s position in the pre-paid segment to move into the post-paid segment and exploring next generation applications.

•	BCMIH intends to continue to invest in eircom’s network to build on eircom’s position as the incumbent telecoms provider in Ireland. BCMIH believes that initiatives such as home networking, VOIP, IPTV and converging media services offer incremental growth opportunities in addition to the extension of existing offerings such as IP VPN and IT services.

•	Improve eircom’s existing business to take account of emerging trends

BCMIH intends to enhance customer service whilst maintaining the focus on ongoing cash and cost control. BCMIH will continue to actively manage eircom’s customer relationships, both through specific initiatives and through highlighting pro-active customer relationship management across the eircom Group. BCMIH will also continue to focus on increasing sales and marketing efficiency with specific initiatives with respect to customer churn, combined fixed and mobile service/product offerings and distribution channel optimisation. The acquisition of a mobile business by eircom was a key element in BCMIH’s decision to invest in eircom. Meteor brings this critical mobile capability to the eircom Group.

•	Create a platform for future value

BCMIH intends to work closely with ComReg to assist in the ongoing development of the regulatory and public affairs operating environment. In terms of network development, BCMIH plans to explore the development of next-generation networks.

BCMIH believes that the eircom network is a valuable asset, capable of delivering long-term stable returns. BCMIH expects that the network assets will continue to be operated in a vertically-integrated model along with the eircom retail assets. However, BCMIH notes that governments and legislators elsewhere in the world have pushed incumbent operators towards virtual or structural network and retail separation. Although not anticipating structural separation, BCMIH has indicated that it would consider any such request from the relevant authorities in Ireland, provided an appropriate complementary regulatory regime is implemented and the interests of other stakeholders, including employees, are safeguarded.

BCMIH acknowledges that such a separation might allow the network business to raise capital more easily to finance the broadband, next-generation network and IPTV rollout.

11.	Relationship with the ESOT

Under the terms of the Offer, the ESOT will receive aggregate consideration with a value of approximately €654.3 million (being approximately €505.7 million for its Ordinary Shares and approximately €148.6 million for its Convertible Preference Shares, including a dividend of approximately €4.5 million for the period from 31 March 2006 to 30 June 2006). In addition, the ESOT will receive approximately €12.0 million by way of the €0.052 second interim dividend per Ordinary Share.

Of the approximate €505.7 million proceeds for its 229.9 million Ordinary Shares, the ESOT Trustee has irrevocably undertaken to elect to receive approximately €298.7 million in Preference Shares, pursuant to the Preference Share Alternative, and approximately €207.0 million in cash.

The ESOT will use approximately €307.6 million to invest in BCMIE and will accordingly, immediately following completion of the Cash Offer, indirectly own 35 per cent. of the issued ordinary share capital of BCMIH.

The ESOT Trustee, which has been so advised by NM Rothschild and Merrion, has confirmed to BCM and BCMIH that it intends to recommend that the ESOT Beneficiaries vote in favour of the ESOT’s participation in BCMIE and the Offer. The approval of a majority of the ESOT Beneficiaries will be sought by way of a ballot that is expected to have been completed by 14 July 2006. In the event that a majority of the ESOT Beneficiaries who vote in the ballot do not approve the ESOT’s participation in BCMIE and the Offer, then a Condition to the Offer will not have been fulfilled and (subject to the consent of the Panel) the Offer will lapse and the Scheme will not proceed.

The knowledge and experience of, and the expertise in, the telecommunications industry that the ESOT, its directors and management possess will be freely available to eircom and BCMIH post-acquisition. The ESOT expects to provide significant support in establishing the right management team to take eircom forward to its next stage of development.

Moreover, the ESOP was a key aspect of the agreement entered into in 1999 between eircom and the Union Coalition. This agreement was the blueprint for transforming the State-owned company into an entity capable of prospering in the (then) emerging competitive telecommunications market in Ireland. The agreement committed the Union Coalition to a number of transformative changes in work practices, to a reduction in payroll costs and to employee contributions to pension costs. The Union Coalition is entitled to appoint a majority of the directors to the board of the ESOT.

The ESOT will have a significantly enhanced ability to influence the business following the transaction. This will be particularly valuable against the unprecedented challenges arising from technological and regulatory developments which are creating an increasingly competitive market for eircom’s traditional businesses. BCMIH recognises that a pro-active approach with support from the wide stakeholder and workforce base will be required to address those challenges as well as to exploit potential areas of growth fully. Such significant and accelerating change requires considerable support from the workforce.

For these reasons, BCMIH recognises that the ESOT’s management team and the ESOT Beneficiaries, who continue to constitute a significant majority of eircom’s workforce, will be providing valuable consideration over and above the cash invested by the ESOT in BCMIE.

In addition to the sums referred to above, which the ESOT will receive as beneficial owner, it will also receive approximately €5.6 million either in cash or Preference Shares, or a combination of both, in its capacity as bare nominee in respect of the 2,560,140 Ordinary Shares held by it for beneficiaries of the APSS and referred to in paragraph 4 of this Part 2, together with the associated second interim dividend of €0.052 per Ordinary Share payable in respect of such shares. The consideration received by the ESOT in respect of these Ordinary Shares will be received and held by it as bare nominee for the relevant beneficiaries of the APSS.

12.	Implementation Agreement and inducement fee

On 23 May 2006, BCMIH, BCM, the ESOT Trustee and eircom entered into the Implementation Agreement which provides, inter alia, for the implementation of the Scheme (or, if applicable, an offer) and contains assurances and confirmations between the parties, including obligations to implement the Scheme on a timely basis, to use reasonable efforts to obtain the necessary regulatory clearances to satisfy the Conditions and governing the conduct of the business of eircom in the period prior to the Effective Date.

The Implementation Agreement shall terminate if any Condition is invoked in accordance with the City Code or the Scheme has not become effective on or before 30 September 2006.

The obligations of eircom under the Implementation Agreement and certain obligations of BCMIH, BCM and the ESOT Trustee shall be released if the recommendation of the Independent Directors is withdrawn, modified or qualified.

Under the terms of the Implementation Agreement, eircom has agreed to pay BCMIH an inducement fee of €2,599,500 in the event that the Scheme lapses or is withdrawn if:

•	the Independent Directors withdraw, or adversely modify, their recommendation of the Scheme (otherwise than as a direct result of action taken by BCMIH that is not provided for in the Implementation Agreement or the Bidding Agreement); or

•	the Independent Directors announce that they are recommending or proposing to recommend any Competing Proposal; or

•	without the consent of BCMIH and except as contemplated by the Implementation Agreement, eircom withdraws the Scheme or takes steps to defer (or adjourn) the holding of the Court Meeting or the EGM, or the Court Hearing, to a date later than four months after the date of the Announcement.

13.	The effect of the Scheme on the eircom Share Schemes

Options under the Option Plan which are not already exercisable will become exercisable prior to the Court Hearing. Option holders must account for any income tax on the exercise of their options within 30 days of that exercise. In order for option holders to receive the consideration under the Scheme for the Ordinary Shares they receive on exercise in sufficient time to meet their tax liability, the eircom Board has resolved that the exercise period under the Option Plan be extended so that it expires on the date immediately preceding the Court Hearing. Options not exercised by this date will lapse. All the Ordinary Shares issued or transferred on the exercise of options prior to the date of the Court Hearing will be subject to the terms of the Scheme.

Vesting levels of options granted under the Option Plan require the exercise of discretion by the Remuneration Committee of the Company. The performance conditions relate to (i) payment of a dividend in each year of the performance period and (ii) normalised earnings per share over the performance period. Having considered the achievement of the performance conditions to date and other relevant factors including expected and anticipated performance over the period, the Remuneration Committee (in exercise of its discretion) has determined that all options will vest in full.

Outstanding awards under the Executive Plan would, in the ordinary course, have vested on 24 March 2006. However, in accordance with the rules of the Executive Plan, vesting was delayed until 23 May 2006 as the Company was in a prohibited period up until that date. Participants may continue to call for the Ordinary Shares under their awards until the date one month after the date of the Court Hearing and the Scheme will not extend to Ordinary Shares that are delivered to a participant after the date of the Court Hearing. However, an amendment to the eircom Articles will be proposed at the EGM (and which is set out in the notice of the EGM at the end of this document) to the effect that the Ordinary Shares issued or transferred after the date of the Court Hearing will automatically be transferred to BCMIH in consideration for the payment of €2.20 in cash for each Ordinary Share so transferred.

Participants in the Option Plan and the Executive Plan will shortly receive further details of the actions they can take in respect of their outstanding options and awards.

14.	Management, employees and locations

BCMIH has stated the importance it attaches to the skills, expertise and experience of the existing management and employees of the eircom Group and the partnership that eircom has with them. BCMIH has given the Independent Directors assurances that following the Scheme becoming effective, the existing employment conditions, including pension rights, of the employees of eircom will be fully safeguarded and all employment agreements (including their conditions) will be honoured in accordance with existing industrial relations agreements. BCMIH has no current plans to change the locations of eircom’s places of business to outside Ireland and BCMIH has confirmed that eircom will continue to be headquartered and managed in Ireland.

Robert Topfer is Chairman, and Con Scanlon is Deputy Chairman, of BCMIH. BCMIH intends that Pierre Danon will become Chairman of eircom upon completion of the Offer and Con Scanlon will remain as Deputy Chairman and that the eircom Board will contain an appropriate representation of executive directors.

15.	The eircom Directors and the effect of the Scheme on their interests

The eircom Directors and the details of their interests in the share capital of eircom are set out in paragraphs 2 and 4 of Part 8 of this document. Save as set out in this document, the effect of the Scheme on the interests of the eircom Directors does not differ from its effect on the like interests of any other holder of Ordinary Shares or participant in the eircom Share Schemes.

In accordance with the rules of the Option Plan, as a result of the Scheme, options held under the Option Plan will lapse on 16 August 2006 to the extent they have not been exercised by that date. It is therefore expected that each eircom Director will exercise the options granted to him in 2004 prior to 16 August 2006 but, in view of the terms of the Cash Offer, will not exercise the options granted to him in 2005 and so these will lapse on 16 August 2006. As a consequence of the exercise and lapse of these options, the number of options held by eircom Directors under the Option Plan will be nil at the time of the Court Hearing and it is expected that the number of Ordinary Shares shown in paragraph 4 of Part 8 of this document for each of the following eircom Directors will be increased as set out in paragraph 4 of Part 8.

The representatives of the ESOT on the eircom Board, being Con Scanlon, John Conroy and Cathal Magee, have absented themselves from eircom Board discussions in relation to the Offer. Peter Lynch is one of the eircom appointees to the ESOT Trustee board and has absented himself from the deliberations of the ESOT Trustee board in relation to the Offer. Messrs Nolan, Lynch, Magee, McRedmond and Scanlon are ESOT Beneficiaries and, as with all other ESOT Beneficiaries, have therefore received Ordinary Shares via appropriations from the eircom Employee Share Ownership Trust in the past and may in the future receive Preference Shares or ordinary shares in BCMIE as part of the usual distribution policy of the ESOT to the ESOT Beneficiaries.

16.	Delisting of Ordinary Shares and re-registration

It is intended that, prior to the Effective Date, and subject to applicable requirements of the London Stock Exchange and the Financial Services Authority, eircom will apply to the London Stock Exchange for the Ordinary Shares to cease trading and to the Financial Services Authority to remove the Ordinary Shares from the Official List. On the Effective Date, the Ordinary Shares will cease to be listed on the Official List. The last day of dealings in Ordinary Shares on the London Stock Exchange will be the last business day before the Effective Date.

eircom will also apply to the Irish Stock Exchange for the cancellation of listing and the removal of the Ordinary Shares from the Official List of the Irish Stock Exchange. On the Effective Date, the Ordinary Shares will cease to be listed on the Official List of the Irish Stock Exchange. The last day of dealings in Ordinary Shares on the Irish Stock Exchange will be the last business day before the Effective Date.

On the Effective Date, share certificates in respect of Ordinary Shares and Convertible Preference Shares will cease to be valid and should be destroyed and entitlements to Ordinary Shares held within the CREST system will be cancelled.

As soon as possible after the Effective Date, it is intended that eircom be re-registered as a private limited company.

17.	Settlement

(a)	Cash Consideration

Subject to the Scheme becoming effective, settlement of the cash consideration to which any holder of Scheme Shares is entitled under the Offer will be effected as follows:

(i) Scheme Ordinary Shares held in certificated form

Where holders hold Scheme Ordinary Shares in certificated form, cheques for cash entitlements due under the Scheme will be despatched as soon as possible after the Effective Date and in any event no later than 14 days thereafter, by first class post to such holders at the addresses appearing in the register of members of eircom as at the Scheme Record Time or, in the case of joint holders, to the holder whose name first appears in such register in respect of the joint holding concerned or in accordance with any special instructions regarding communications. All such payments will be made in Euro by cheque.

All documents and remittances sent through the post will be sent at the risk of the person(s) entitled thereto.

(ii) Scheme Ordinary Shares held in uncertificated form

As soon as possible after the Effective Date and in any event no later than 14 days thereafter, holders of Scheme Ordinary Shares who hold those shares in CREST will have their cash entitlements paid by means of CREST by the Company procuring the creation of a CREST payment obligation in favour of the holder’s payment bank in respect of the amount due, in accordance with CREST payment arrangements.

(iii) Scheme Convertible Preference Shares

The holder of Scheme Convertible Preference Shares will have its cash entitlement paid by means of electronic transfer to a bank account notified to BCMIH by such holder.

The Company reserves the right to pay any cash consideration to any holders of Scheme Shares, in the manner described in paragraph 17(a)(i) above, if it wishes to do so.

(b)	Preference Shares

Whether Scheme Ordinary Shares are held in certificated or uncertificated form, where a holder of Scheme Ordinary Shares validly elects to transfer some or all of his Scheme Ordinary Shares in exchange for Preference Shares to be issued by BCMIH subject to the terms and conditions of the Preference Share Alternative, all such elections to be made on the Form of Election by 1.00 p.m. on 11 August 2006, the amount of Preference Shares in respect of which the election is made will be issued and credited as fully paid to the electing holder of Scheme Ordinary Shares not more than 14 days after the Effective Date. All Preference Shares, regardless of whether Scheme Ordinary Shares are held in certificated or uncertificated form, will be issued in certificated form.

18.	Other classes of eircom shares

In addition to the Ordinary Shares and Convertible Preference Shares, eircom also has unlisted Redeemable Preference Shares, Trancheable Redeemable Preference Shares, Non-Voting Deferred Shares and Sterling Deferred Shares in issue.

It is intended that the Non-Voting Deferred Shares will be redeemed in accordance with their terms on or shortly following the Effective Date and that the Sterling Deferred Shares will be transferred to BCMIH for nominal consideration on or shortly after the Effective Date.

It is proposed that the Redeemable Preference Shares will be redeemed in accordance with their terms on or about 31 October 2006. It is also proposed that the TRPS will be redeemed on or about 31 October 2006. In order to achieve this it is necessary to amend the terms of the TRPS as they are currently only redeemable on 2 November 2013 or at any time thereafter. Accordingly, a resolution will be proposed at the EGM, as set out in the notice of EGM at the end of this document, to alter the rights attached to the TRPS so they may be redeemed at the option of the Company after 31 October 2006. The rights attaching to the TRPS will otherwise remain unchanged. The consent of the holders of the TRPS to this variation of the rights attached to the TRPS is being sought separately. However, the amendment to the rights attached to the TRPS is not a condition to the Scheme becoming effective.

Holders of each of these classes of eircom shares will be contacted regarding the details of such proposals in due course. The Redeemable Preference Shares, the TRPS, the Non-Voting Deferred Shares and the Sterling Deferred Shares are immaterial in value in the context of the Offer. The ESOT’s beneficial holdings will be treated equally with other holders of the respective classes of eircom shares under the proposals described above.

19.	Taxation

(a)	United Kingdom

The following paragraphs, which are intended as a general guide only, are based on current United Kingdom legislation and HM Revenue & Customs practice as at the date of this document. They summarise certain limited aspects of the United Kingdom taxation treatment of Ordinary Shareholders once the Scheme becomes effective. The information relates only to the position of Ordinary Shareholders who hold their Ordinary Shares (and, where relevant, Preference Shares) as investments, are the absolute beneficial owners of their Ordinary Shares (and, where relevant, Preference Shares) and (except to the extent that express reference to the position of persons resident outside the United Kingdom is made) are resident or ordinarily resident in the United Kingdom for tax purposes. It may not apply to certain categories of Ordinary Shareholder, such as persons who have acquired their Ordinary Shares by reason of their or another’s employment.

This section is written on the basis that the Company and BCMIH are and will remain resident in Ireland and will therefore be subject to the Irish tax regime, and on the basis that BCMIH is not and will not be a collective investment scheme.

If you elect to receive Preference Share Units under the Preference Share Alternative or if you are in any doubt as to your tax position or if you are subject to taxation in any jurisdiction other than the United Kingdom, you should consult an appropriate professional adviser without delay.

United Kingdom taxation of capital gains – general

Liability to United Kingdom taxation on capital gains (“CGT”) will depend on the individual circumstances of the Ordinary Shareholder and on the form of consideration received for his Ordinary Shares.

United Kingdom taxation of capital gains – cash

To the extent that Ordinary Shareholders receive cash under the Offer, this should constitute a disposal or part disposal of their Ordinary Shares for CGT purposes which may, depending on an Ordinary Shareholder’s individual circumstances, give rise to a liability to CGT.

United Kingdom taxation of capital gains – Preference Shares

Ordinary Shareholders who elect for the Preference Share Alternative should consult an appropriate professional adviser without delay given that it is intended that the Preference Share Alternative should address certain tax consequences for Irish, rather than UK resident, Ordinary Shareholders.

Ordinary Shareholders who elect for the Preference Share Alternative and who are subject to corporation tax and who hold (or are taken to hold) the Preference Shares for a tax avoidance purpose could be taxed under the loan relationship rules in respect of their Preference Shares and should not rely on the tax treatment of the Preference Shares outlined below. Ordinary Shareholders who might be affected should consult their professional advisers.

Ordinary Shareholders who (alone or together with persons connected with them) do not hold more than 5 per cent. of, or of any class of, shares in or debentures of the Company, should be treated as not having made a disposal of Ordinary Shares for CGT purposes to the extent that Preference Shares are received in exchange for their Ordinary Shares under the Preference Share Alternative.

Any chargeable gain or allowable loss which arises on a subsequent disposal (including on redemption, or conversion not qualifying for CGT rollover) of the Preference Shares should be calculated taking into account the original cost to Ordinary Shareholders of acquiring their Ordinary Shares for which the Preference Shares were received in exchange. For Ordinary Shareholders within the charge to UK corporation tax, indexation allowance will be available on that cost (when calculating a chargeable gain but not an allowable loss). For Ordinary Shareholders who are individuals, personal representatives or trustees, taper relief may be available to reduce any chargeable gain.

Any Ordinary Shareholder who (either alone or together with persons connected with him) holds more than 5 per cent. of, or of any class of, shares in or debentures of the Company should be treated in the same manner provided the exchange of Ordinary Shares for Preference Shares is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is the avoidance of liability to capital gains tax or corporation tax. You should note that no application has been made for clearance from HM Revenue & Customs under the provisions of section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Preference Share Alternative.

Ordinary Shareholders who elect for the Preference Share Alternative may subsequently elect to convert their Preference Shares into IPO Shares in the event of an IPO of the ordinary share capital of BCMIH or any of its subsidiaries. Depending on how such an IPO is structured, it is possible that no rollover relief will be available on a conversion of Preference Shares into IPO Shares and instead the conversion will be treated as a disposal, with any chargeable gain or allowable loss being calculated as described above.

United Kingdom taxation of second interim dividend payable on the Ordinary Shares

A UK tax resident Ordinary Shareholder will generally, depending upon his or her particular circumstances, be subject to UK income tax or corporation tax, as the case may be, on the gross amount of the second interim dividend paid by the Company before the deduction of any Irish dividend withholding tax. Paragraph 19(b) contains information on Irish withholding tax which may be deducted from dividends paid, and other distributions made, by the Company, and the procedure under which a UK resident Shareholder may be able to claim exemption from and a refund of all or part of that withholding tax. A credit for Irish withholding tax, in circumstances where exemption from such withholding tax is not available, may be available against any UK tax liability in respect of the dividend.

Dividends received by Ordinary Shareholders who are within the change to UK corporation tax will generally be taxed at the prevailing UK corporation tax rate (currently 30 per cent. in most cases). An individual UK resident Shareholder will generally be chargeable to UK income tax on dividends received on his Ordinary Shares at the current rate of 10 per cent. or, to the extent that the amount of the gross dividend when treated as the top slice of his income exceeds the threshold for higher rate tax, at the current rate of 32.5 per cent.

United Kingdom taxation of dividends on Preference Shares

A Preference Shareholder will be subject to the same UK taxation treatment in respect of dividends received on the Preference Shares as that holder would have been subject to in respect of the second interim dividend payable on the Ordinary Shares as outlined above.

United Kingdom stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax will be payable by Ordinary Shareholders as a result of accepting the Offer.

Close company

Depending upon how it is ultimately owned, BCMIH may be a close company if it were resident in the UK. As a result, certain transactions entered into by BCMIH or other members of the BCMIH group may have tax implications for shareholders of BCMIH. Prospective holders of Preference Shares should consult their own professional advisers on the potential impact of the close company rules.

Section 703 of the Income and Corporation Taxes Act 1988

Under the provisions of section 703 of the Income and Corporation Taxes Act 1988, HM Revenue & Customs can, in certain circumstances, counteract tax advantages arising in relation to transactions in securities, in which case amounts otherwise within the scope of CGT may effectively be taxed as income. As each of the Company and BCMIH are, for the purposes of section 703, controlled by five or fewer persons, the provisions of section 703 are potentially applicable. No clearance has been sought from HM Revenue & Customs to the effect that the provisions of section 703 will not be applied in respect of the Cash Offer or the Preference Share Alternative.

However, the provisions of section 703 will not apply where it can be shown that the transactions in question were entered into for bona fide commercial reasons or in the ordinary course of making or managing investments, and in either case did not involve as their main, or one of their main objects, the obtaining of a tax advantage.

(b)	Ireland

The following summary outlines certain aspects of Irish tax law and practice assuming the Scheme becomes effective. This summary only deals with Ordinary Shares, and where relevant Preference Shares, held beneficially and does not address special classes of shareholders such as dealers in securities. This summary is not exhaustive and shareholders are advised to consult their own tax advisers with respect to the application of Irish taxation laws to their particular circumstances in relation to the Offer. The summary is based on current Irish tax legislation and on the current practice of the Irish Revenue Commissioners.

Second interim dividend payable on the Ordinary Shares

Irish resident or ordinarily resident Ordinary Shareholders who are not companies will be subject to income tax on the second interim dividend, but with a credit for any Irish dividend withholding tax deducted. Where the second interim dividend is paid on Ordinary Shares to an Irish resident company or the Irish branch of an non Irish resident company it will be treated as franked investment income and will not be subject to corporation tax.

The second interim dividend will be subject to dividend withholding tax at 20 per cent. subject to the exceptions mentioned below, and, being Irish source income, will be subject to Irish income tax by direct assessment, but with credit for any dividend withholding tax deducted. Where a second interim dividend is paid in circumstances where it is exempt from dividend withholding tax, it will likewise be exempt from income tax charged by direct assessment.

The following categories of Ordinary Shareholder are entitled to an exemption from dividend withholding tax in respect of the second interim dividend:

•	Irish resident companies;

•	Irish approved pension schemes, approved retirement funds, qualifying employee share ownership trusts, special portfolio investment accounts and special savings incentive accounts;

•	certain Irish resident incapacitated individuals;

•	tax exempt charities and sporting bodies, and collective investment undertakings;

•	individual shareholders who are not resident or ordinarily resident in Ireland and who are resident for tax purposes either in an EU member state or in a country with which Ireland has a double tax treaty (a treaty country);

•	a company which is not resident in Ireland and is ultimately controlled by a person or persons resident in an EU member state or a treaty country;

•	a company which is not resident in Ireland and is resident in an EU member state or a treaty country and which is not controlled by a person or persons resident or ordinarily resident in Ireland;

•	a company not resident in Ireland whose principal class of shares is substantially and regularly traded on a recognised stock exchange in an EU member state or treaty country or on a stock exchange approved by the Irish Minister for Finance;

•	a company not resident in Ireland which is at least a 75 per cent. subsidiary, direct or indirect, of another company the principal class of shares of which is substantially and regularly traded on a recognised stock exchange in an EU member state or treaty country or on a stock exchange which is approved by the Irish Minister for Finance;

•	a company not resident in Ireland which is wholly-owned, directly or indirectly, by two or more companies, the principal class of shares of each of which is substantially and regularly traded on a recognised stock exchange in a EU member state or treaty country or on an exchange which is approved by the Irish Minster for Finance; and

•	a company of an EU member state holding at least 5 per cent. of the shares of the company.

In each case in respect of an exemption from dividend withholding tax, the Ordinary Shareholder claiming the exemption has to have filed with the Company the requisite declarations and certifications to substantiate the entitlement. If dividends are paid through an intermediary the intermediary has to have fulfilled certain requirements to enable the Company to pay dividends gross to the exempt shareholders listed above through the intermediary. The exempt shareholders will have to have provided the intermediary with the appropriate declarations and certificates.

An Irish resident or ordinarily resident individual who receives dividends or other distributions net of withholding will be able to credit the withholding against his eventual liability to Irish taxation on those dividends, and if appropriate, to obtain a refund.

An Ordinary Shareholder in any of the above exempt categories who suffers dividend withholding tax will be able to make a reclaim subsequently from the Revenue Commissioners.

An Ordinary Shareholder resident in a treaty country and who is not within any of the above exempt categories may be able to make a reclaim subsequently from the Revenue Commissioners of all or part of the tax withheld, pursuant to the terms of the applicable tax treaty.

A liability to Irish social securities taxes/levies can also arise for individuals on the amount of any dividend received from the Company.

Irish taxation of capital gains – cash

An Irish resident or ordinarily resident Ordinary Shareholder who receives cash under the Scheme in respect of Ordinary Shares will be subject to tax on any capital gains realised on their disposal over their applicable acquisition cost for Irish tax purposes. Any gain will be subject to tax at 20 per cent., and generally any loss will be available to offset other capital gains, and otherwise for carry forward against future capital gains.

Irish taxation of capital gains – Preference Shares

Irish resident or ordinarily resident Ordinary Shareholders who elect to receive Preference Shares in exchange for their Ordinary Shares will not be subject to tax on any actual or deemed gain resulting therefrom. Instead, for the purposes of taxation of capital gains, the Ordinary Shareholders will be deemed to have acquired their Preference Shares on the date and at the acquisition cost applicable to their Ordinary Shares which were disposed of in consideration of the issue to them of the Preference Shares. On a subsequent chargeable disposal of their Preference Shares, the capital gain or loss for tax purposes will be measured by reference to the acquisition cost of those Ordinary Shares.

Ordinary Shareholders who are neither resident nor ordinarily resident in Ireland will not be subject to Irish taxation on any capital gain realised pursuant to the Scheme (subject to certain anti avoidance rules applicable to individuals who cease to be Irish resident prior to any deemed disposal of shares and then subsequently resume Irish residence).

Stamp duty

No Irish stamp duty will be payable by a holder of Ordinary Shares pursuant to the Offer.

Irish taxation of dividends on Preference Shares

A Preference Shareholder will be subject to the same taxation treatment in respect of dividends received on the Preference Shares as that holder would have been subject in respect of the second interim dividend payable on the Ordinary Shares as outlined above.

Irish taxation of capital gains on disposal of Preference Shares

As outlined above, the capital gain or loss realised by an Irish resident or ordinarily resident Preference Shareholder will be calculated using the cost to that holder of the Ordinary Shares which were exchanged for the Preference Shares. Any gain will be subject to tax at 20 per cent., and generally any loss will be available to offset other capital gains, and otherwise for carry forward against future capital gains.

Non Irish resident or ordinarily resident Preference Shareholders will not be subject to Irish taxation on any capital gain realised on a disposal of Preference Shares provided the shares are neither held for the purposes of a trade carried on in Ireland by that person nor do they derive the greater part of their value from Irish land, minerals or mineral rights.

Irish Taxation of conversion of Preference Shares into IPO Shares

Ordinary shareholders who elect for the Preference Share alternative may subsequently elect to convert the Preference Shares into IPO shares in the event of an IPO of the ordinary share capital of BCMIH or any of its subsidiaries. Depending upon the manner in which this is done, it may attract the roll over relief provisions applicable to reorganisation of the share capital of a company.

Stamp Duty on Transfer of Preference Shares

Transfers of Preference Shares will not be subject to Irish stamp duty provided the instrument of transfer does not relate to stocks and marketable securities of an Irish incorporated company, or to Irish land or an interest in Irish land.

Close company

Depending upon how it is ultimately owned, BCMIH may fall within the Irish definition of a close company for tax purposes. If so, holders of preference shares will be participators in a close company. Certain particular tax disadvantages attach to transactions between participators, and a close company in respect of which they are participators. Holders of prospective holders of preference shares should take specific advice in this regard.

Capital Acquisitions Tax

Capital acquisitions tax is chargeable in respect of all gifts and inheritances where the subject matter of the gift or inheritance is Irish situated property. The Preference Shares will not be property situated in Ireland.

Consequently, a gift or inheritance of Preference Shares will only be within the charge to capital acquisitions tax if either the disponer or the donee/successor is resident or ordinarily resident in Ireland (or, in certain circumstances if the disponer is domiciled in Ireland irrespective of his residence or that of the donee/successor).

In the case where an inheritance of Preference Shares is subject to both Irish CAT and either US Federal Estate Tax or UK Inheritance Tax, the Irish CAT paid on the inheritance may be credited in whole or in part against the tax paid in the US or UK as the case may be. The Convention with the United States does not provide for relief for Irish CAT paid on gifts but relief may be available under the Convention with the UK.

20.	Action to be taken

The Scheme will require approval by the holders of Scheme Ordinary Shares (other than holders of the Excluded Shares) at the Court Meeting to be held at Portmarnock Hotel & Golf Links, Portmarnock, Co. Dublin, Ireland on 26 July 2006 at 10.45 a.m. Implementation of the Scheme will also require the passing of the resolution numbered 1 in the notice of EGM at the EGM to be held at 11.00 a.m. on the same day or, if later, as soon as the Court Meeting has been concluded or adjourned, and the subsequent sanction of the Scheme, and confirmation of the Capital Reduction, by the Court. If the Scheme becomes effective, it will be binding on all holders of Scheme Shares, irrespective of whether or how they voted.

Ordinary Shareholders will find enclosed with this document:

•	a blue Form of Proxy for use in respect of the Court Meeting;

•	a pink Form of Proxy for use in respect of the EGM;

•	a green Form of Election for those holders of Ordinary Shares who wish to make an election under the Preference Share Alternative in accordance with the instructions printed thereon; and

•	a reply-paid envelope for use in the United Kingdom and Ireland.

Whether or not you plan to attend the Court Meeting and the EGM, please complete the enclosed blue and pink Forms of Proxy in accordance with the instructions printed thereon (whether or not your Ordinary Shares are held in CREST) and return them either by post or by hand (during normal business hours) to eircom’s Registrars, Computershare Investor Services PLC, P.O. Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, as soon as possible, but in any event so as to be received by 10.45 a.m. on 24 July 2006 in the case of the Court Meeting and by 11.00 a.m. on 24 July 2006 in the case of the EGM.

If the blue Form of Proxy for use in respect of the Court Meeting is not lodged by 10.45 a.m. on 24 July 2006, it may be handed to eircom’s Registrars, Computershare Investor Services PLC, at the Court Meeting before the taking of the poll. However, if the pink Form of Proxy for the EGM is not lodged by 11.00 a.m. on 24 July 2006, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the EGM, or any adjournments thereof, if you wish to do so.

The latest time for returning the green Form of Election is 1.00 p.m. on 11 August 2006.

If you have any questions relating to this document, the action you should take or the completion and return of the Forms of Proxy or the Form of Election, please telephone Computershare Investor Services PLC on 0870 703 6275 (or, if calling from outside the UK, +44 870 703 6275) in each case between 9.00 a.m. and 5.00 p.m. Monday to Friday. The helpline cannot provide advice on the merits of the Offer nor give any financial advice.

21.	Overseas Shareholders

This document has been prepared for the purposes of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of a jurisdiction outside of England.

The implications of the Scheme and the Offer for Overseas Shareholders may be affected by the laws of the relevant jurisdiction. Overseas Shareholders should inform themselves about and observe any applicable legal and regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. It is the responsibility of each Overseas Shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

22.	Further information

The Scheme is set out in full in Part 10 of this document. Your attention is also drawn to Part 3 (Conditions to the implementation of the Scheme and the Offer), Part 4 (Summary of the Preference Shares), Part 5 (Financial information relating to the eircom Group ), Part 6 (Information on BCM, the ESOT and the BCMIE Group) and to Part 8 (Additional Information) of this document.

Yours faithfully

Justin Manson Managing Director	Jean Abergel Managing Director	Brian O’Kelly Managing Director	Simon Howley Director

For and on behalf of Morgan Stanley & Co. Limited		For and on behalf of Goodbody Corporate Finance

PART 3

CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE OFFER

Section A: Conditions of the Scheme

1.	The Offer is conditional upon the Scheme becoming unconditional and becoming effective by not later than 30 September 2006 or such later date (if any) as BCMIH and eircom may agree and (if required) the Court may allow.

The Scheme is conditional upon:

(a)	the approval of the Scheme by a majority in number representing three-fourths or more in value of the Scheme Ordinary Shareholders (other than the holders of the Excluded Shares) present and voting, either in person or by proxy, at the Court Meeting, or at any adjournment thereof;

(b)	the resolution numbered 1 set out in the notice of the Extraordinary General Meeting at the end of this document being duly passed by the requisite majority at the Extraordinary General Meeting, or at any adjournment thereof; and

(c)	the sanction (with or without modification, on terms agreed by BCMIH and eircom) of the Scheme and confirmation of the Capital Reduction by the Court and office copies of the Court Order and the minute of such Capital Reduction attached thereto being delivered for registration to the Registrar and, in relation to the Capital Reduction, being registered by the Registrar.

2.	eircom and BCMIH have agreed that, subject as stated in Section B below, application to the Court to sanction the Scheme and to confirm the Capital Reduction will not be made unless Conditions 1(a) and (b) above have been fulfilled and unless immediately prior to the Court Hearing the following Conditions 2(a) to (l) (as amended if appropriate) are satisfied or waived as referred to below:

(a)	to the extent that the Competition Act is applicable:

(i)	the Authority informing the parties that it has determined under section 21 that the Scheme may be put into effect; or

(ii)	the period specified in section 21(2) or 21(4) of the Competition Act (as applicable) having elapsed without the Authority having made any determination under section 21(2)(a) or (b) of the Competition Act; or

(iii)	the Authority informing the parties in writing that it has determined under section 22(3)(a) of the Competition Act that the Scheme may be put into effect; or

(iv)	the Authority informing the parties in writing that it has determined under section 22(3)(c) of the Competition Act that the Scheme may be put into effect subject to conditions specified by the Authority being complied with, and the conditions specified by the Authority being reasonably acceptable to BCMIH within its absolute discretion; or

(v)	the period of four months after the appropriate date (as defined in section 19(6) of the Competition Act) having elapsed without the Authority having made a determination under section 22 of the Competition Act in relation to the Scheme;

(b)	consent, in terms reasonably satisfactory to BCMIH, of the Federal Communications Commission being obtained to the transfer of control of eircom under the US Communications Act of 1934, as amended, with respect to the telecommunications licences and authorisations held by members of the Wider eircom Group;

(c)	the ESOT Beneficiaries having approved in a ballot the ESOT Proposal and no other offer for eircom having been approved by the ESOT Beneficiaries on or before the date of the Court Hearing;

(d)	the clarifications of the Irish Revenue Commissioners set out in the letters dated 12, 15 and 19 May 2006 not having been revoked, withdrawn or materially or adversely amended as far as the ESOT Beneficiaries are concerned on or before the date of the Court Hearing;

(e)	no Third Party having intervened and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which would or might reasonably be expected to:

(i)	make the Offer, its implementation or the proposed acquisition by BCMIH or any member of the Wider BCMIH Group of any shares or other securities in, or control or management of, eircom or any member of the Wider eircom Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to the Offer or the proposed acquisition, or otherwise impede, challenge or materially interfere with the Offer or such proposed acquisition, or require material amendment to the terms of the Offer or the proposed acquisition of any Ordinary Shares, any Convertible Preference Shares, any Trancheable Redeemable Preference Shares or the acquisition of control or management of eircom or any member of the Wider eircom Group by BCMIH or any member of the Wider BCMIH Group (in any case) to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole;

(ii)	limit or delay the ability of any member of the Wider BCMIH Group or any member of the Wider eircom Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider eircom Group or any member of the Wider BCMIH Group (in any case) to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole;

(iii)	require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider BCMIH Group of any shares or other securities in eircom or any member of the Wider eircom Group (in any case) to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole;

(iv)	require prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider BCMIH Group or by any member of the Wider eircom Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof (in any case) to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole;

(v)	other than in connection with the implementation of the Offer and the ESOT Proposal, require any member of the Wider BCMIH Group or of the Wider eircom Group to subscribe for or acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of the Wider eircom Group or the Wider BCMIH Group owned by any third party (in any case) to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole;

(vi)	result in any member of the Wider BCMIH Group or the Wider eircom Group ceasing to be able to carry on business under any name under which it presently does so, in any case to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole; or

(vii)	otherwise adversely affect the business, assets, profits, financial or trading position of any member of the Wider BCMIH Group to a material extent, or, of the Wider eircom Group to an extent or in a manner which is material in the context of the Wider eircom Group taken as a whole, and all applicable waiting and other time periods during which any Third Party could intervene (in the manner described above) under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(f)

all notifications and filings which are necessary or are reasonably considered appropriate by BCMIH having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Offer or the acquisition of any shares or other securities in, or control of, eircom or any other member of the Wider eircom Group by any member of the Wider BCMIH Group or the carrying on by any member of the Wider eircom Group of its business (in any case) to an extent which is material in the context of the BCMIH Group or the eircom Group, as the case may be, taken as a whole;

(g)	all Authorisations which are necessary or are reasonably considered appropriate by BCMIH in any relevant jurisdiction for or in respect of the Offer or the acquisition of any shares or other securities in, or control of, eircom or any other member of the Wider eircom Group by any member of the Wider BCMIH Group or the carrying on by any member of the Wider eircom Group of its business having been obtained, in terms and in a form reasonably satisfactory to BCMIH from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider eircom Group has entered into contractual arrangements, in each case where the absence of such Authorisation would have a material adverse effect on the Wider eircom Group or the Wider BCMIH Group taken as a whole and all such Authorisations remaining in full force and effect at the Effective Date and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same;

(h)	save as Disclosed, there being no provision of any arrangement, agreement, lease, licence, permit, franchise or other instrument to which any member of the Wider eircom Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject, or any circumstance, which, in each case as a consequence of the Offer or the proposed acquisition of any shares or other securities in, or control or management of, eircom or any other member of the Wider eircom Group by any member of the Wider BCMIH Group or otherwise, would or might reasonably be expected to result in, in any case to an extent which is or would be material in the context of the Wider eircom Group taken as a whole:

(i)	any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider eircom Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider eircom Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider eircom Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii)	any such arrangement, agreement, lease, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider eircom Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken thereunder or any onerous obligation or liability arising thereunder;

(iv)	any asset or interest of any member of the Wider eircom Group or any asset the use of which is enjoyed by any member of the Wider eircom Group being or falling to be disposed of or ceasing to be available to any member of the Wider eircom Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider eircom Group otherwise than in the ordinary course of business;

(v)	any member of the Wider eircom Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	the creation or assumption of material liabilities (actual or contingent) by any member of the Wider eircom Group other than in the ordinary course of business;

(vii)	the rights, liabilities, obligations or interests of any member of the Wider eircom Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated, adversely modified or affected;

(viii)	the financial or trading position or the value of any member of the Wider eircom Group being prejudiced or adversely affected; or

(ix)	any member of the Wider eircom Group being required to acquire or repay any shares in and/or indebtedness of any member of the Wider eircom Group owned by or owed to any third party,

and no event having occurred which, under any provision of any such arrangement, agreement, lease, licence, permit or other instrument, would be reasonably likely to result in any of the events or circumstances which are referred to in paragraphs (i) to (ix) of this condition 2(h) in any case to an extent which is or would be material in the context of the eircom Group as a whole;

(i)	no member of the Wider eircom Group having since 31 March 2005, being the date to which the audited report and accounts of eircom for the financial year ended 31 March 2005 were made up, save as Disclosed:

(i)	issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities other than as between eircom and wholly-owned subsidiaries of eircom and other than any options granted prior to the date of this announcement as disclosed to BCMIH and any shares issued upon the exercise of any such options granted under any of the eircom Share Schemes;

(ii)	save in respect of the Redeemable Preference Shares purchased or redeemed or repaid or proposed the purchase, redemption or repayment of any of its own shares or other securities (or the equivalent) or reduced or made any other change to any part of its share capital other than pursuant to the implementation of the Offer;

(iii)	recommended, declared (apart from the second interim dividend), paid or made or proposed to recommend, declare, pay or make any bonus issue in respect of shares, dividend or other distribution whether payable in cash or otherwise (other than to eircom or a wholly-owned subsidiary of eircom);

(iv)	except as between eircom and any of its wholly-owned subsidiaries or between such subsidiaries, made, authorised, proposed or announced an intention to propose any change in its loan capital;

(v)	(other than any acquisition or disposal between eircom and a wholly-owned subsidiary of eircom or between such subsidiaries) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or (other than in the ordinary course of business) transferred, mortgaged or charged or created any security interest over any material assets or any right, title or interest in any material assets (including shares in any undertaking and trade investments) or authorised, proposed or announced the same;

(vi)	issued or authorised the issue of, or made any change in or to, any debentures or (other than transactions between eircom and any of its subsidiaries or between such subsidiaries) incurred or increased any indebtedness or liability (actual or contingent) which in any case is material in the context of the eircom Group taken as a whole;

(vii)	entered into, varied, authorised or announced its intention to enter into or vary any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

A.	is of a long-term, onerous or unusual nature or magnitude or which is or could involve an obligation of such nature or magnitude;

B.	materially restricts or is reasonably likely materially to restrict the business of any member of the Wider eircom Group; or

C.	in the context of the Wider eircom Group taken as a whole is other than in the ordinary course of business, and which in any case is material;

(viii)	entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider eircom Group which in any case is material in the context of the Wider eircom Group taken as a whole;

(ix)	entered into or varied the terms of any contract, agreement or arrangement with any of the directors or senior executives of any member of the Wider eircom Group, which entry or variation is in any case material in the context of the Wider eircom Group taken as a whole;

(x)

taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction which in any case is material in the context of the Wider eircom Group taken as a whole;

(xi)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case with a material adverse effect on the Wider eircom Group taken as a whole;

(xii)	waived or compromised any claim which is material in the context of the Wider eircom Group taken as a whole;

(xiii)	terminated or varied the terms of any agreement or arrangement between any member of the eircom Group and any other person in a manner which would reasonably be expected to have a material adverse effect on either the financial position of the eircom Group taken as a whole or on the ESOT Proposal;

(xiv)	made any alteration to its memorandum or articles of association or other incorporation documents save as required to implement the Offer;

(xv)	made or agreed or consented to any significant change to:

A.	the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants; or

B.	the benefits which accrue, or to the pensions which are payable, thereunder; or

C.	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

D.	the basis upon which the liabilities (including pensions) of such pension schemes are funded or made; or

E.	agreed or consented to any change to the trustees including the appointment of a trust corporation;

in a manner which is, in any case, material in the context of the Wider eircom Group taken as a whole;

(xvi)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider eircom Group in a manner which is material in the context of the Wider eircom Group taken as a whole; or

(xvii)	entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (i);

(j)	since 31 March 2005, save as Disclosed:

(i)	there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit of eircom or any member of the Wider eircom Group which in any case is material in the context of the Wider eircom Group taken as a whole;

(ii)	no contingent or other liability of eircom or any member of the Wider eircom Group having arisen or become apparent to BCMIH or increased which in any case is material in the context of the Wider eircom Group taken as a whole;

(iii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which eircom or any member of the Wider eircom Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of eircom or any member of the Wider eircom Group which in any case is material in the context of the Wider eircom Group taken as a whole;

(iv)	(other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of eircom or the Wider eircom Group which in any case is material in the context of the Wider eircom Group taken as a whole; and

(v)	no claim being made and no circumstance having arisen which might reasonably be expected to lead to a claim being made under the insurance of eircom or any member of the Wider eircom Group where such claim would not be covered by such insurance and where such claim is material in the context of the Wider eircom Group taken as a whole;

(k)	BCMIH not having discovered (other than to the extent Disclosed):

(i)	that any financial or business or other information concerning eircom or the Wider eircom Group disclosed at any time by or on behalf of any member of the Wider eircom Group, whether publicly, to any member of the Wider BCMIH Group or otherwise, is materially misleading or contains any material misrepresentation of fact or omits to state a material fact necessary to make any information contained therein not misleading, and which was not subsequently corrected before the date of this announcement by fair disclosure either publicly or otherwise to BCMIH, to an extent which in any case is material in the context of the Wider eircom Group taken as a whole;

(ii)	that any member of the Wider eircom Group is subject to any liability (actual or contingent) which is not disclosed in eircom’s annual report and accounts for the financial year ended 31 March 2005 and which in any case is material in the context of the Wider eircom Group taken as a whole; or

(iii)	any information which affects the import of any information disclosed to BCMIH at any time by or on behalf of any member of the Wider eircom Group to an extent which is material in the context of the Wider eircom Group taken as a whole; and

(l)	save as Disclosed, BCMIH not having discovered:

(i)	that any past or present member of the Wider eircom Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider eircom Group which in any case is material in the context of the Wider eircom Group taken as a whole; or

(ii)	that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider eircom Group or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or Third Party or otherwise which in any case is material in the context of the Wider eircom Group taken as a whole.

Section B: Waiver of Conditions

BCMIH reserves the right to waive all or any of the above Conditions, in whole or in part, except, save in the circumstances set out in the next following paragraph, Condition 1. BCMIH shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of Conditions 2(a) to (l) (inclusive) by a date earlier than the date specified in paragraph 1 of Condition 1 for the fulfilment thereof.

BCMIH reserves the right to elect to implement the Offer by way of a takeover offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 75 per cent. or such lesser percentage (being more than 50 per cent.) as BCMIH may decide of the shares to which such offer relates), so far as applicable, as those which apply to the Scheme.

The Offer is made on the terms and is subject, inter alia, to the Conditions which are set out in this Part 3.

Part 4

SUMMARY OF THE PREFERENCE SHARES

Holders of Scheme Ordinary Shares who wish to elect for the Preference Share Alternative in respect of some or all of their holding of Scheme Ordinary Shares should complete and return the green Form of Election in accordance with the instructions printed thereon. Elections for the Preference Share Alternative can be made until 1.00 p.m. on 11 August 2006.

PREFERENCE SHARE TERMS

The Preference Shares will be issued by BCMIH to those holders of Scheme Ordinary Shares who elect for the Preference Share Alternative. The issue of the Preference Shares is conditional on the Scheme becoming effective in accordance with its terms. The articles of association of BCMIH contain provisions setting out the rights of the Preference Shares, a summary of which is set out below.

Issue and allotment

1	The Preference Shares will be issued by BCMIH. Each Preference Share will have a nominal value of €0.01. Each Preference Share allotted and issued shall be designated by BCMIH as a Tranche A Preference Share, a Tranche B Preference Share, a Tranche C Preference Share or a Tranche D Preference Share.

2	For each Scheme Ordinary Share in respect of which the Preference Share Alternative is elected, holders will receive one Preference Share Unit. Each Preference Share Unit will comprise one Tranche A Preference Share, one Tranche B Preference Share, one Tranche C Preference Share and one Tranche D Preference Share.

3	The Preference Share Issue Price applicable to the Preference Shares issued by BCMIH shall be as follows:

3.1	the Tranche A Preference Share Issue Price shall be €0.5892;

3.2	the Tranche B Preference Share Issue Price shall be €0.5892;

3.3	the Tranche C Preference Share Issue Price shall be €0.5108; and

3.4	the Tranche D Preference Share Issue Price shall be €0.5108.

Accordingly, the aggregate issue price for each Preference Share Unit will be €2.20.

Voting

4	The Preference Shares shall not carry any right to receive notice of, attend or vote at general meetings of BCMIH. However, the written consent of the holders of two-thirds in par value of the outstanding Preference Shares or the sanction of a BCMIH Special Resolution passed at a general meeting of the holders of the Preference Shares is required if a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holders of the Preference Shares, or for the winding-up of BCMIH.

Dividends

5	The holders of the Preference Shares shall be entitled, in priority to any payment of dividend (including any interim dividend) to the holders of ordinary shares in BCMIH or any other class of share in BCMIH, to be paid in respect of each three-month period a cumulative preferential dividend (the “Preference Share Dividend”). It will be paid by BCMIH in cash in respect of each three-month period at an annual interest rate equal to the 3-month EURIBOR rate less 50 basis points accrued daily on the Preference Share Issue Price (net of any tax required to be withheld by BCMIH and exclusive of any associated tax credit available to shareholders) plus any accrued but unpaid past due Preference Share Dividend. BCMIH shall determine the interest rate applicable to an interest period by reference to the 3-month EURIBOR rate on the first day of such interest period.

6	The Preference Share Dividend shall be paid three-monthly in arrear on 31 March, 30 June, 30 September and 31 December (or, if any such date shall be a Saturday, Sunday or public holiday in England or the Cayman Islands, on the first business day following such date) (“fixed dividend dates”) in each year in respect of the periods ending on those respective dates, save that:

6.1	the first such fixed dividend date in respect of each Preference Share shall be 30 November 2006 and such payment shall be made on a pro rata basis from the date the Scheme becomes effective to 30 November 2006; and

6.2	the second fixed dividend date in respect of each Preference Share shall be 31 December 2006 and such payment will be made on a pro rata basis from the preceding fixed dividend date to 31 December 2006.

7	Payments of the Preference Share Dividend shall be made to holders of Preference Shares on the register of members of BCMIH at any date selected by BCMIH no later than 15 and no more than 40 days prior to the relevant fixed dividend date.

8	The holders of the Preference Shares shall not be entitled to any further right of participation in the profits of BCMIH.

Redemption

9	The Redemption Dates applicable to the Preference Shares issued by BCMIH shall be as follows:

9.1	the Redemption Date for the Tranche A Preference Shares shall be 30 November 2006;

9.2	the Redemption Date for the Tranche B Preference Shares shall be 30 June 2007;

9.3	the Redemption Date for the Tranche C Preference Shares shall be 30 June 2008; and

9.4	the Redemption Date for the Tranche D Preference Shares shall be 30 June 2009.

10	BCMIH will redeem all or any Preference Shares that fall due for redemption in accordance with the redemption schedule set out in paragraph 9 above if the holder has served notice, in the prescribed form, in writing on BCMIH (“Redemption Notice”) no later than 45 days and no more than 60 days prior to the applicable scheduled Redemption Date with respect to such Preference Shares.

11	The Redemption Notice shall contain the following details: (i) the name and address of the Registered Member; (ii) the tranche of Preference Shares to which the Redemption Notice relates; (iii) the number of Preference Shares of the relevant tranche to which the Redemption Notice relates; and (iv) the bank account details into which the holder wishes the aggregate Redemption Price for such Preference Shares to be deposited.

12	A holder may not revoke a Redemption Notice once submitted to BCMIH.

13	BCMIH will, upon the Redemption Date for a tranche of Preference Shares, either: (i) redeem such Preference Shares in respect of which it has received Redemption Notices at the Redemption Price; or (ii) nominate a third party to purchase such Preference Shares from the holder at the Redemption Price.

14	BCMIH may redeem, or nominate a third party to purchase, all or some of the relevant Preference Shares held by any holder at the Redemption Price upon or at any time following the Redemption Date for such Preference Shares in the event that the holder of such Preference Shares as at the relevant Redemption Date has not served a Redemption Notice with respect to such Preference Shares.

15	BCMIH will redeem, or nominate a third party to purchase, on 30 June 2009 all of the Preference Shares in issue on that date at the Redemption Price.

16	If BCMIH determines to redeem or require the transfer of any Preference Shares it shall give the holder of the relevant Preference Shares to be redeemed or transferred (as the case may be) not less than 28 days’ notice in writing of the date when such redemption or transfer is to be effected (the “Company Redemption Date”).

17	Where: (i) the facilities under the Senior Facility are accelerated in accordance with Clause 28.19 (Acceleration) thereof; or (ii) winding-up or other insolvency proceedings are validly commenced in respect of BCMIH (either of (i) or (ii) being an “Event of Default”), the holders of the Preference Shares then in issue (and not validly redeemed prior thereto) shall be deemed to have served a Redemption Notice with respect to all such Preference Shares, in the case of: (i) the Senior Facility being accelerated, immediately after such acceleration; and (ii) the commencement of winding-up or other insolvency proceedings, immediately prior to the commencement of such winding-up or other insolvency proceedings, immediately following which BCMIH shall, subject to the Statute, be required to redeem all such Preference Shares at the Redemption Price (the date of any such redemption also being a Redemption Date).

Redemption Price

18	The redemption price per Preference Share (the “Redemption Price”) shall equal the sum of: (i) the relevant Preference Share Issue Price; and (ii) any undeclared or unpaid Preference Share Dividend (on the Preference Shares being redeemed or purchased) to be calculated down to and including the relevant Redemption Date, on the basis that it continues to accrue from day to day down to the relevant Redemption Date and is payable irrespective of whether or not such dividend has been resolved for payment or earned or become due and payable.

19	On the relevant Redemption Date or the relevant Company Redemption Date (as the case may be) BCMIH, or the third party purchaser where Preference Shares are being purchased by a third party, shall pay to the holder of the Preference Shares the Redemption Price (net of any tax required to be withheld by law) for each Preference Share being redeemed.

20	The Redemption Price will be paid by BCMIH or, as the case may be, by the third party purchaser into the bank account the details of which have been notified to BCMIH or to such other bank account as may have been notified in writing to BCMIH by the relevant Registered Member for such purpose. In the absence of any such notification having been received by BCMIH at least seven days prior to the relevant Redemption Date or the relevant Company Redemption Date (as the case may be), payment shall be made by way of a cheque made out to the Registered Member and sent by post to such Registered Member at its address as set out in the Register of Members.

Guarantee

21	BCMIH shall use all reasonable endeavours to procure and maintain a bank guarantee in favour of the holders of the Preference Shares for an amount equal to the aggregate of the Preference Share Issue Price for the Preference Shares in issue from time to time (the “Guarantee”). BCMIH shall make available a copy of the Guarantee in force from time to time to any holder of Preference Shares appearing in the Register of Members upon their written request.

22	The Guarantee shall provide that, in the event that BCMIH does not for any reason (including, without limitation, breach by BCMIH of its articles of association, acceleration under the Senior Facility, winding-up or other insolvency of BCMIH): (i) redeem or direct the purchase of any Preference Share and pay or procure the payment of the Redemption Price within 28 days of any relevant Redemption Date or Company Redemption Date (as the case may be); or (ii) redeem any Preference Shares within 10 days of the occurrence of any relevant Event of Default, then the holder of the Preference Shares may enforce the Guarantee by serving a demand on any such guarantor containing such information, and enclosing such documentation, as is required in accordance with the terms of the Guarantee. Where the Guarantee is enforced by the holder of the Preference Shares by reason of an acceleration under the Senior Facility or the winding-up or other insolvency of BCMIH, the holder of the Preference Shares may enforce the Guarantee in respect of all Preference Shares held at that time.

23	The guarantor, under the terms of the Guarantee, will be one or more lending banks provided that any such guarantor shall have a credit rating of at least A+ with Standard & Poor’s or A1 with Moody’s. Initially, the Guarantee will be provided in equal shares by Barclays Capital, Credit Suisse, Deutsche Bank, Dresdner Kleinwort Wasserstein and JPMorgan.

Liquidation

24	On a return of capital on a winding-up or otherwise, the holders of the Preference Shares shall be entitled in priority to any payment to the holders of BCMIH ordinary shares or any other class of share in BCMIH to the repayment of a sum equal to the Preference Share Issue Price in respect of each Preference Share held by them together with a sum equal to all arrears and accruals (if any) of the Preference Share Dividend irrespective of whether or not such dividend has been resolved for payment or earned or become due and payable, to be calculated down to and including the date of commencement of the winding-up (in the case of a winding-up) or the return of capital (in any other case).

25	The holders of the Preference Shares shall not be entitled to any further right of participation in the assets of BCMIH.

Conversion

26	Each holder of the Preference Shares shall be entitled, in the event of an IPO of the ordinary share capital of BCMIH, or of all or part of the ordinary share capital of BCMIH or any of its subsidiaries (“IPO Entity”), to elect to convert some or all of the Preference Shares into ordinary shares in the IPO Entity (“IPO Shares”).

27	A holder may elect to convert some or all of the Preference Shares into IPO Shares by serving notice in writing on BCMIH (the “Conversion Notice”) within 7 days of the date of the IPO Notice.

28	A holder may not revoke a Conversion Notice once submitted to BCMIH.

29	Subject to any approval required for the admission to trading of the IPO Shares on the relevant stock exchange (“Admission”) and delivery of a valid Conversion Notice (which shall be conditional on

Admission), BCMIH shall convert the Preference Shares into IPO Shares and deliver to the holder of the Preference Shares the number of IPO Shares calculated in accordance with paragraph 30 on the date of Admission. The IPO Shares to be delivered upon Admission shall be registered in the name of the Registered Member as set out in the Conversion Notice.

30	The number of IPO Shares to which a holder is entitled upon the conversion of the relevant number of Preference Shares to be converted is calculated in accordance with the following formula:

Number of IPO Shares	=	IPO Redemption Price
Listing Price

Where the “Listing Price” is the finally settled issue price for the IPO Shares.

31	Where the total number of IPO Shares to be issued to the holder on conversion includes a fraction, that number will be rounded down to the nearest whole number of IPO Shares. No cash payment or adjustment will be made in lieu of this rounding.

32	The IPO Shares issued to the holders on such conversion shall rank pari passu in all respects with the ordinary shares in the IPO Entity offered pursuant to the IPO. Upon conversion of the Preference Shares, the holder consents to be a member and agrees to be bound by the articles or similar document of the IPO Entity.

33	Conversion of the Preference Shares that are due to be converted shall be effected by way of a redemption of the Preference Shares to be converted followed by the application by the BCMIH Directors of the IPO Redemption Price (or part thereof) to subscribe for such number of IPO Shares receivable by the holder upon conversion, or such other manner as the BCMIH Directors shall determine as permitted by law, and the BCMIH Directors shall be authorised to apply the IPO Redemption Price in such manner.

34	The holder shall pay any tax or duty arising from or in connection with the conversion of the Preference Shares.

Transfer

35	Preference Shares are transferable subject to the consent of the BCMIH Directors who may, in their absolute discretion, decline to register any transfer of Preference Shares without giving any reason. If the BCMIH Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

36	However, the BCMIH Directors shall have no discretion to decline to register any transfer of Preference Shares by the ESOT: (i) by way of distribution of entitlements to ESOT Beneficiaries (provided BCMIH has been notified by BCM that nominee arrangements satisfactory to BCM (in the context of the number of shareholders of BCMIH) have been put in place in connection with such transfer); or (ii) in relation to any transfer pursuant to the terms of the Guarantee; or (iii) pursuant to any enforcement of any security granted by the ESOT over the Preference Shares.

37	The instrument of transfer of any Preference Share shall be in writing and shall be executed by or on behalf of the transferor (and if the BCMIH Directors so require, signed by the transferee).

38	In the case where BCMIH shall have elected a third party to purchase Preference Shares in substitution for a redemption, the BCMIH Directors are authorised to register the transfer of Preference Shares to the said third party upon payment, to the Registered Member, of a sum equal to the Redemption Price multiplied by the relevant number of Preference Shares and the BCMIH Directors shall be authorised to direct the amendment of BCMIH’s Register of Members accordingly.

VALUATION OF PREFERENCE SHARES

JPMorgan Cazenove has estimated that, based on market conditions as of close of business on 9 June 2006 (the last practicable date prior to publication of this document), the value of the Preference Share Alternative (had the Preference Shares been in issue on that date) would have been not less than €2.18 per Preference Share Unit.

FURTHER TERMS OF THE PREFERENCE SHARES

The Preference Shares will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof and, as a consequence, will not be registered thereunder or under the securities laws of any state or other jurisdiction of the United States.

Under US securities laws, an Ordinary Shareholder who is deemed to be an affiliate of eircom or BCMIH before the Scheme becomes effective may not resell the Preference Shares received pursuant to the Scheme in the

United States without registration under the US Securities Act, except pursuant to the applicable resale provisions of Rule 145(d) promulgated under the US Securities Act or another applicable exemption from the registration requirements of the US Securities Act or in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

Furthermore, the Preference Shares have not been, and will not be, registered under the applicable securities laws of any other Overseas Jurisdiction and no regulatory clearances in respect of the Preference Shares have been, or will be, applied for in any such Overseas Jurisdiction. Accordingly, unless permitted by the relevant securities laws, the Preference Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into any Overseas Jurisdiction or for the account or benefit of any Restricted Overseas Person.

If the issue of Preference Shares to any Scheme Ordinary Shareholder would or may infringe the laws of any jurisdiction outside the United Kingdom or Ireland or necessitate compliance with any registration or other special requirements, the Scheme provides that Preference Shares may not be issued to the relevant Scheme Ordinary Shareholder.

Each holder of Scheme Ordinary Shares by whom, or on whose behalf, a Form of Election is, in due course, executed and lodged by post or by hand (during normal business hours) with the Company’s Registrars, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, or by hand only (during normal business hours) with Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 38J (or otherwise with BCMIH or its agents), irrevocably undertakes, represents, warrants and agrees to and with BCMIH and Computershare Investor Services PLC, (so as to bind him, his heirs, successors and assigns) to the effect that the execution of the Form of Election shall, conditionally on (and with effect from) the Scheme becoming effective and pending registration of the transfer of the Transfer Shares to which such form relates, constitute:

(i)	an irrevocable authority pursuant to which BCMIH shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of the Company or any class of its shareholders) attaching to such Transfer Shares;

(ii)	an authority to the Company from such Shareholder to send any notice, warrant, document or other communication issued after the Effective Date which may be required to be sent to him as a member of the Company (including any share certificate(s) or other document(s) of title issued as a result of conversion of such Transfer Shares into certificated form) to BCMIH c/o Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA;

(iii)	an authority to BCMIH or any director of BCMIH, in respect of such Transfer Shares, to sign any consent to short notice on his behalf in respect of, and/or to attend and/or execute a form of proxy (and/or, where appropriate, any appointment pursuant to section 375 of the Companies Act) appointing any person nominated by BCMIH to attend, general meetings and separate class meetings of the Company or its members (or any of them) (and any adjournment thereof) and further to exercise or refrain from exercising the votes attaching to such Transfer Shares on his behalf; and

(iv)	the agreement of such Shareholder not to exercise any of such rights without the consent of BCMIH and the irrevocable undertaking of such Shareholder not to appoint a proxy or corporate representative to attend, and not himself to attend, any such general meeting or separate class meeting.

NOTES FOR COMPLETING THE FORM OF ELECTION

You should note that if you hold Scheme Ordinary Shares and you wish to elect for the Preference Share Alternative in respect of all or some of those Scheme Ordinary Shares you must complete the green Form of Election in respect of the relevant Scheme Ordinary Shares and return the completed form by post or by hand (during normal business hours) to Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA or by hand only (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ as soon as possible, but in any event so as to be received not later than 1 p.m. on 11 August 2006.

Please telephone the Shareholder Helpline on 0870 703 6275, or if telephoning from outside the UK on +44 870 703 6275, if you need further copies of the Form of Election or if you have any questions relating to the Form of Election.

The availability of the Preference Share Alternative to Overseas Shareholders may be affected by the laws of jurisdictions other than the United Kingdom and Ireland. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself/herself as to the full observance of the laws of the relevant jurisdictions in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

A Scheme Ordinary Shareholder who elects to receive Preference Shares in returning a Form of Election represents and warrants that they are not a person (including an individual, partnership, incorporated syndicate or organisation, incorporated association, trust, trustee, executor, administrator or other legal representative) in any jurisdiction where extension of the Preference Share Alternative would violate the law of that jurisdiction (a “Restricted Jurisdiction”) and that such shareholder will not be acquiring, and will not be holding, the Preference Shares for the account or benefit of a Restricted Overseas Person or with a view to the offer, sale, re-sale, delivery or transfer, directly or indirectly, of such Preference Shares in or into a Restricted Jurisdiction or to or for the account or benefit of any Restricted Overseas Person or any other person whom such proposed transferee has reason to believe is purchasing for the purpose of such offer, re-sale, delivery or transfer.

Overseas Shareholders should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.

1	Return of Form of Election

To elect to receive the Preference Share Alternative, a Form of Election must be completed and returned. You must sign Box 2 of the Form of Election in the presence of a witness who should also sign in accordance with the instructions printed thereon. A completed Form of Election (together with your share certificate(s) and/or other document(s) of title) should be returned, signed and witnessed in accordance with the instructions printed thereon, by post or by hand (during normal business hours) to the Company’s Registrars, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, or by hand only (during normal business hours) to Computershare Investor Services PLC, 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ as soon as possible, but in any event so as to be received not later than 1 p.m. on 11 August 2006. No acknowledgement of receipt of documents will be given. A valid election for the Preference Share Alternative will be irrevocable once it has been made.

If your Scheme Ordinary Shares are in uncertificated form, please complete Box 3 of the Form of Election to give details of the participant ID and member account ID under which such Scheme Ordinary Shares are held by you in CREST when you elect for the Preference Share Alternative. In addition, you should take (or procure to be taken) the action set out below to transfer the Scheme Ordinary Shares in respect of which you wish to elect for the Preference Share Alternative to an escrow balance, using a transfer to escrow (“TTE”) instruction specifying Computershare Investor Services PLC (in its capacity as a CREST participant under the participant ID referred to below) as the escrow agent, as soon as possible and in any event so that the TTE instruction settles no later than 1 p.m. on 11 August 2006.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Scheme Ordinary Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your Scheme Ordinary Shares.

You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo’s specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

•	the number of Scheme Ordinary Shares to be transferred to an escrow balance. This is the number of Scheme Ordinary Shares in respect of which you elect for the Preference Share Alternative;

•	your member account ID. This must be the same member account ID as the member account ID that is inserted in Box 3 of the Form of Election;

•	your participant ID. This must be the same participant ID as the participant ID that is inserted in Box 3 of the Form of Election;

•	participant ID of the escrow agent Computershare Investor Services PLC in its capacity as a CREST Receiving Agent. This is 3RA28;

•	member account ID of the escrow agent. This is “EIRCOM”;

•

form of election reference number. This is the reference number that appears in Box 3 of the Form of Election. This reference number should be inserted in the first eight characters of the shared note field on the

TTE instruction. Such insertion will enable Computershare Investor Services PLC to match the TTE to your Form of Election. You should keep a separate record of this reference number for future reference;

•	intended Settlement Date. This should be as soon as possible and in any event not later than 1 p.m. on 11 August 2006;

•	the corporate action number for the Scheme. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details on-screen in CREST;

•	the TTE instruction should be inputted with CREST standard delivery instruction priority of 80; and

•	a contact name and telephone number should be inputted in the shared notice field of the TTE instruction.

After settlement of the TTE instruction, you will not be able to access the Scheme Ordinary Shares concerned in CREST for any transaction or for charging purposes. You are recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Election relates to only one TTE instruction.

If no form of election reference number, or an incorrect form of election reference number, is included on the TTE instruction, BCMIH may treat any amount of Scheme Ordinary Shares transferred to an escrow balance in favour of the escrow agent specified above from the participant ID and member account ID identified in the TTE instruction as relating to any Form of Election which relates to the same member account ID and participant ID (up to the amount of Scheme Ordinary Shares inserted or deemed to be inserted on the Form of Election concerned).

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Scheme Ordinary Shares to settle prior to 1 p.m. on 11 August 2006. In this regard you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Please note that if you elect for the Preference Share Alternative in respect of Scheme Ordinary Shares which are held in CREST and if you fail to give the TTE instruction to settle prior to 1 p.m. on 11 August 2006 in accordance with the instructions set out above, your election for the Preference Share Alternative will to that extent be invalid and you will receive cash as if you had not elected for the Preference Share Alternative.

If any Form of Election is received after the time and date upon which the Preference Share Alternative closes or is received before such time and date but is not valid or complete in all respects as at such time and date, such election shall, for all purposes, be void and the person purporting to make such election shall not, for any purpose, be entitled to receive any Preference Shares under the Preference Share Alternative.

2	Other provisions relating to the Form of Election

(a)	Without prejudice to any other provisions of this Part 4, BCMIH reserves the right (subject to the terms of the Scheme and the provisions of the City Code) to treat as valid in whole or in part any election for the Preference Share Alternative which is not entirely in order. In that event, no Preference Share will be issued in respect of such election under the Preference Share Alternative until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to BCMIH have been received.

(b)	The Form of Election and all elections thereunder, all action taken or made or deemed to be taken or made pursuant to any of these terms and the relationship between a Scheme Ordinary Shareholder and BCMIH or Computershare Investor Services PLC shall be governed by and interpreted in accordance with English law.

(c)	Execution of a Form of Election by or on behalf of a Scheme Ordinary Shareholder will constitute his/her agreement that the courts of England are (subject to paragraph (d) below) to have exclusive jurisdiction to settle any dispute which may arise in connection with the creation, validity, effect, interpretation or performance of the legal relationships established by the Form of Election or otherwise arising in connection with the Offer and the Form of Election, and for such purposes that he/she irrevocably submits to the jurisdiction of the English courts.

(d)

Execution of the Form of Election by or on behalf of a Scheme Ordinary Shareholder will constitute his/her agreement that the agreement in paragraph (c) above is included for the benefit of BCMIH, Computershare Investor Services PLC and/or its or their respective agents and accordingly, notwithstanding the exclusive agreement in paragraph (c) above, each of BCMIH, Computershare Investor Services PLC and/or its or their respective agents shall retain the right to, and may in its absolute discretion, bring proceedings in the courts of any other country which may have jurisdiction and that the electing Scheme Ordinary Shareholder irrevocably submits to the jurisdiction of the courts of any such country.

(e)	All powers of attorney, appointments as agent and authorities on the terms conferred by or referred to in this document or the Form of Election are given by way of security for the performance of the obligations of the Scheme Ordinary Shareholder concerned and are irrevocable (in respect of the powers of attorney in accordance with section 4 of the Power of Attorney Act 1971) except as required by law or as determined by the Panel in accordance with the City Code.

(f)	No acknowledgement of receipt of any Form of Election, communication, notice, share certificate(s) and/or other document(s) of title will be given by or on behalf of BCMIH.

(g)	All communications, notices, certificates, documents of title, forms and remittances to be delivered by or sent to or from any Scheme Ordinary Shareholders (or their designated agents) will be delivered by or sent to or from them (or their designated agents) at their own risk.

(h)	If the Scheme does not become effective in accordance with its terms, all documents of title lodged pursuant to the Scheme will be returned by post within 14 days of the Scheme lapsing, at the risk of the Scheme Ordinary Shareholders.

(i)	Neither BCMIH nor any of its respective advisers or any person acting on its behalf shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of elections under the Preference Share Alternative on any of the bases set out in this Part 4 or otherwise in connection therewith.

(j)	The Form of Election is issued only to the addressee thereof and is specific to the class of security and the unique designated account printed thereon. It is not transferable between different (i) account holders; (ii) classes of security; or (iii) uniquely designated accounts. BCMIH and Computershare Investor Services PLC accept no liability for any instruction that does not comply with these conditions.

The Preference Share Alternative shall also be subject to the additional terms and provisions set out in the Form of Election.

PART 5

FINANCIAL INFORMATION RELATING TO THE EIRCOM GROUP

Section A: Audited financial information for eircom for the years ended 31 March 2003, 2004 and 2005 prepared under UK GAAP

The financial information in this Section A has been extracted without material adjustment from the consolidated audited financial statements of eircom prepared under UK GAAP for each of the financial years ended 31 March 2003, 2004 and 2005. The auditors, PricewaterhouseCoopers, have reported without qualification in respect of each of the three financial years ended 31 March 2003, 2004 and 2005. The audited financial information is in accordance with UK GAAP.

Consolidated profit and loss account

		Financial year ended
		31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	Notes	(audited)
Turnover	2	1,682	1,628	1,602
Cost of sales		(499)	(410)	(378)
Gross profit		1,183	1,218	1,224
Operating costs before exceptional operating (charges)/credits, depreciation and goodwill amortised	3	(648)	(632)	(696)
Exceptional operating (charges)/credits	3, 4	(13)	(24)	4
Depreciation (net)	3, 11	(399)	(368)	(316)
Exceptional fixed asset impairment	3, 11	—	(38)	—
Goodwill amortised on subsidiary undertakings	3, 10	(38)	(38)	(38)
Total operating costs	3	(1,098)	(1,100)	(1,046)
Group operating profit		85	118	178
Group’s share of operating profits of associated undertakings		—	—	1
Total operating profit		85	118	179
Exceptional gain on the disposal of fixed assets		2	—	—
Exceptional gain on the exit from subsidiaries		1	1	—
Profit on ordinary activities before interest and taxation		88	119	179
Interest payable and similar charges (net)	5	(134)	(157)	(128)
Exceptional interest payable and similar charges	6	—	(51)	1
(Loss)/profit on ordinary activities before taxation		(46)	(89)	52
Tax credit/(charge) on (loss)/profit on ordinary activities	7	6	(14)	(20)
(Loss)/profit on ordinary activities after taxation		(40)	(103)	32
Dividend paid and proposed (including dividends and other appropriations in respect of non-equity shares)	8	(22)	(428)	(103)
Loss for the financial year	22	(62)	(531)	(71)
		€	€	€
(Loss)/earnings per 10 cent ordinary share
– Basic and diluted	9	(0.12)	(0.24)	0.02

All of the group’s activities are continuing.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated balance sheet

		As at
		31 March 2004 €’m	31 March 2005 €’m
	Notes	(audited)
Fixed assets
Intangible assets	10	669	633
Tangible assets	11	2,140	2,029
Investments in associates	12	—	1
		2,809	2,663
Current assets
Stocks	13	10	11
Debtors: amounts falling due within one year	14	307	298
Debtors: amounts falling due after more than one year	14	177	162
Restricted cash at bank and in hand	15	70	1
Cash at bank and in hand		352	388
		916	860
Creditors: Amounts falling due within one year	16	661	663
Net current assets		255	197
Total assets less current liabilities		3,064	2,860
Creditors: Amounts falling due after more than one year	16	2,273	2,210
Provisions for liabilities and charges	19	242	238
		2,515	2,448
Net assets		549	412

Capital and reserves
Called up share capital
– Equity share capital	21	74	75
– Non-equity share capital	21	122	86
Reserves
– Share premium account	22	247	218
– Revaluation reserve	22	91	87
– Capital redemption reserve	22	33	35
– Group merger reserve	22	180	180
– Other reserves	22	8	8
– Profit and loss account	22	(206)	(277)

Total shareholders’ funds (including non-equity interests)		549	412
Shareholders’ funds are split as follows:
Equity shareholders’ funds		306	252
Non-equity shareholders’ funds		243	160
		549	412

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated cash flow statement

		Financial year ended
		31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	Notes	(audited)
Net cash inflow from operating activities	24(a)	497	490	524
Returns on investments and servicing of finance	24(b)	(140)	(278)	(173)
Taxation	24(c)	4	(14)	(55)
Capital expenditure and financial investment	24(d)	(239)	(227)	(122)
Acquisitions and disposals	24(e)	185	(1)	—
Dividends paid to equity shareholders		—	(400)	(37)
Cash inflow /(outflow) before use of liquid resources and financing		307	(430)	137
Financing	24(f)	(182)	342	(100)
Increase/(decrease) in net cash		125	(88)	37
Reconciliation of net cash flow to decrease/(increase) in net debt
		Financial year ended
		31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	Notes	(audited)
Increase/(decrease) in cash in the financial year		125	(88)	37
Cash flow from decrease/(increase) in loans and other debt		182	(80)	—
Decrease /(increase) in net debt	24(g)	307	(168)	37

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of total recognised gains and losses

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
(Loss)/profit on ordinary activities after taxation	(40)	(103)	32
Unrealised surplus on revaluation of properties	7	87	—
Total recognised (losses)/gains for the year	(33)	(16)	32

Note of consolidated historical cost profits and losses

The reported profit on ordinary activities before tax is €52 million (2004: loss of €89 million, 2003: loss of €46 million).

If account was taken of the impact of assets carried at valuation, this profit would be increased by €4 million (2004: decrease loss by €3 million, 2003: no material difference), to produce a historical cost profit on ordinary activities before tax of €56 million (2004: loss of €86 million, 2003: loss of €46 million). The historical cost loss absorbed after taxation and dividends would be €67 million (2004: loss absorbed of €528 million, 2003: loss absorbed of €62 million).

Reconciliation of movements in consolidated shareholders’ funds

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
(Loss)/profit on ordinary activities after taxation	(40)	(103)	32
Dividends and appropriations	(22)	(428)	(103)
Loss for the financial year	(62)	(531)	(71)
Share capital issued
– Equity	—	20	—
– Non-equity	—	33	—
Share premium on share capital issued (gross)	—	317	2
Expenses paid and payable in respect of shares issued (net)	—	(66)	1
Redemption of preference shares	—	(76)	(69)
Other reserves created in respect of share option schemes	—	8	—
Revaluation surplus	7	87	—
Net reduction in total shareholders’ funds	(55)	(208)	(137)
Total shareholders’ funds at beginning of year	812	757	549
Total shareholders’ funds at end of year	757	549	412
Shareholders’ funds are split as follows:
Equity shareholders’ funds	505	306	252
Non-equity shareholders’ funds	252	243	160
	757	549	412

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1.	Accounting policies and estimation techniques

(a)	Basis of accounting and reporting currency

The financial statements are prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, in accordance with the Companies Act 1985 and applicable accounting standards. The group financial statements consolidate the financial statements of the company and its subsidiary undertakings. The subsidiary undertakings’ financial years are all coterminous with those of the company. A summary of the more important group accounting policies is set out below.

The preparation of the financial statements requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts included in the profit and loss account for the year.

Actual results could differ from those estimates. Estimates are used principally when accounting for interconnect revenue, provisions required in respect of doubtful debts, payments to telecommunications operators, depreciation, impairment charges, amortisation of goodwill, pension schemes, provisions for liabilities and charges, including amounts required to settle self insured liabilities, and taxation payable.

As permitted by paragraph 3(3) of Schedule 4 of the Companies Act 1985, the directors have adapted the prescribed format of the profit and loss account in a manner appropriate to the nature of the group’s business.

The consolidated financial statements of the group are presented in euro denoted by the symbol “€”.

Certain amounts in prior years have been reclassified to conform with the current years presentation.

(b)	Basis of Consolidation

The consolidated financial statements of the group comprise a consolidation of the financial statements of the company, eircom Group plc, and its subsidiary undertakings.

During the year ended 31 March 2004, eircom Group plc became the ultimate holding company of the group, by acquiring the entire issued share capital of Valentia Telecommunications and its subsidiaries in a share for share exchange. This acquisition has been accounted for in accordance with the principles of merger accounting. Under FRS 6 “Acquisitions and Mergers” merger accounting is permitted to be used provided that the conditions set out in FRS 6 are met, including that merger accounting is not prohibited by the Companies Act. Accordingly, the acquisition of Valentia Telecommunications has been accounted for in accordance with the principles of merger accounting.

The comparative figures for, and at, the year ended 31 March 2003, are based on the audited consolidated financial statements of Valentia Telecommunications and its subsidiaries.

Other acquisitions of companies are accounted for under acquisition accounting rules. Investments in associated undertakings are accounted for using the equity method of accounting. All inter-group transactions are eliminated as part of the consolidation process. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes.

(c)	Intangible Assets

Goodwill

The goodwill arising from the purchase of subsidiary undertakings is capitalised and amortised on a straight line basis over its expected useful life. Goodwill represents the excess of the consideration paid for the acquisition of shares in subsidiaries and associated undertakings over the fair value of the separable net assets acquired. The useful lives of goodwill, related to acquired businesses have been determined by reference to the years over which the values of the underlying businesses are expected to exceed the values of their identifiable net assets, and are presumed not to exceed twenty years. The presumption that the useful life of goodwill is twenty years is considered appropriate based on the useful life of the underlying assets and the nature of the business acquired.

Other Intangible Assets

Intangible assets purchased are capitalised at cost and amortised over the useful life of the related asset. They consist of purchased monitoring contracts in our residential security systems operation.

(d)	Revenue Recognition

Turnover comprises the fair value of consideration received in respect of all services provided and equipment sold to third parties, exclusive of value added tax and after discounts. Turnover is recognised in the period earned

Notes to the Consolidated Financial Statements (continued)

1.	Accounting policies and estimation techniques (continued)

(d)	Revenue Recognition (continued)

by rendering of services or delivery of products. Turnover includes sales by group undertakings but excludes all intercompany sales.

Turnover from calls is recognised at the time the call is made over the group’s networks. Turnover from rentals is recognised evenly over the period to which the charges relate. Turnover from installation and connection activities is recognised in the same period as the related costs. Turnover from equipment sold to third parties is recognised at the point of sale. Turnover arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

Bundled products (line rentals and calls) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard call rates is normally applied to the traffic element of the bundle.

Billings for telephone services are made on a monthly or bi-monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

The group acts as principal in the vast majority of transactions with its customers. Where the group sells services to customers as a network provider as opposed to service provider, the circumstances of these transactions are reviewed, and the group believes that it carries all of the risks of the relationship and sale to the end customer, and settlement with the service originator are separate and unrelated. Therefore, the group considers itself the principal in these transactions and accounts for the settlement and revenue recognition as two distinct transactions.

The group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

(e)	Cost of Sales

Costs of sales are mainly settlement fees that the group pays to other authorised operators for traffic that is routed on their networks. Costs of sales also include the cost of equipment sold and commissions paid to third party agents. These commissions relate to sales of eircom products by third parties. Costs are recognised in the same period as the related turnover. This period is based on the term the customer is committed to a contractual service contract. Where customers have no contractual commitment, agents commission and other costs directly attributable to the sale to the customers are recognised as incurred.

(f)	Research

Expenditure on research is written off as incurred.

(g)	Foreign Currencies

Transactions denominated in foreign currencies are translated into euro at the rate of exchange ruling at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date, or rates of exchange contracted for under various currency management instruments, with the resulting gain or loss being dealt with through the profit and loss account.

The financial statements of foreign subsidiaries are translated at year end rates for the balance sheet and the weighted average rates for the year for the profit and loss account. Translation gains and losses arising are reported as a movement on reserves. All other differences are taken to the profit and loss account.

(h)	Taxation

The company is managed and controlled in the Republic of Ireland and, consequently, is tax resident in Ireland.

Corporation tax is calculated on the profits of the year as adjusted for Group relief. Tax losses utilised for Group relief are transferred between group members. Charges for Group relief are determined on a case by case basis.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group’s taxable profits and its results as stated in the financial statements. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Notes to the Consolidated Financial Statements (continued)

1.	Accounting policies and estimation techniques (continued)

(i)	Capital Instruments

The group enters into transactions in the normal course of business using a variety of financial instruments in order to hedge against exposures to fluctuating exchange and interest rates. Firmly committed transactions and the related receivable, or payable, may be hedged with forward exchange contracts.

Currency swap agreements and forward exchange contracts are used to cover the majority of the group’s foreign currency debt position. These are valued at year-end exchange rates and the resulting gains and losses are offset against gains and losses on the translation of the related debt. The interest element of the contracts is reflected in interest payable and similar charges.

Interest rate swap agreements are used to reduce the effect of interest rate fluctuations. Interest differentials, arising from these agreements, are accrued and reflected in interest payable and similar charges. Gains or losses arising from interest rate swaps which are terminated upon the repayment of the related debt are reflected in interest payable and similar charges.

All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs are charged to the profit and loss account over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding. Accrued finance costs attributable to borrowings are included in accrued charges within current liabilities. Accrued issue costs are netted against the carrying value of borrowings.

(j)	Tangible Fixed Assets

Tangible fixed assets are stated at historical cost or valuation, less accumulated depreciation. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customers’ premises and includes contractors’ charges, materials and labour and related overheads directly attributable to the cost of construction. Land and buildings, are stated at a valuation, the basis of which is depreciated replacement cost or open market value, as appropriate. Depreciated replacement cost is the gross replacement cost of fixed assets less depreciation based on that cost and on the age of the assets.

Depreciation

Depreciation is provided on tangible fixed assets (excluding land), on a straight line basis, so as to write off their historical cost/valuation less residual amounts over their estimated economic lives. A full year’s depreciation is charged to the profit and loss account, on tangible fixed assets (excluding land), in the year the asset becomes available for use. The estimated economic lives assigned to tangible assets are as follows:

Asset Class	Estimated Economic Life (Years)
Buildings	40
Network Services
Transmission Equipment
Duct	20
Overhead cable/poles	10-15
Underground cable	14
Exchanges
Exchange line terminations Core hardware/operating software	8 4
Others	3-7

The group’s policy is to review the remaining economic lives of tangible fixed assets on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated lives of tangible fixed assets.

Fully depreciated assets are retained in the cost/valuation of tangible fixed assets and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the consolidated profit and loss account.

Assets in the course of construction

Assets in the course of construction represent the cost of purchasing, constructing and installing tangible fixed assets ahead of their own productive use. No depreciation is charged on assets in the course of construction.

Notes to the Consolidated Financial Statements (continued)

1.	Accounting policies and estimation techniques (continued)

(k)	Impairment

The group undertakes a review for impairment of tangible and intangible fixed assets if events, or changes in circumstances, indicate that the carrying amount of the fixed asset may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realisable value and value in use, the fixed asset is written down to its recoverable amount. The value in use of fixed assets is determined from estimated discounted future net cash flows.

(l)	Capital Grants

Non-repayable grants are accounted for as deferred income, which is amortised to the profit and loss account at the same rate as the related assets are depreciated.

(m)	Leased Assets

The capital cost of fixed assets acquired under finance leases is included in tangible assets and written off over the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in loans and other debt, while the interest is charged to the profit and loss account over the primary lease term.

Operating lease rentals are charged to the profit and loss account on a straight line basis over the term of the lease as incurred.

(n)	Stocks

Stocks comprise consumable items, which may be used in the construction or maintenance of plant and goods held for resale. Stocks are stated at the lower of cost and net realisable value. Cost includes invoice price, import duties and transportation costs. Where necessary, provisions are made for damaged, deteriorated, obsolete and unusable items.

(o)	Debtors

Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debts. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made where necessary based on an analysis of balances by age of debtor, payment history, previous losses experienced and general economic conditions.

(p)	Pension Costs

The pension entitlements of employees, arising from their service with the group, are secured by contributions from the group and the employees to separately administered superannuation schemes.

The group operates funded defined benefit pension schemes, which are independent of the group’s finances, for the majority of its employees. Actuarial valuations of the main scheme are carried out, as determined by the trustees, at intervals of not more than three years. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations.

The cost of providing pensions is charged against profits over employees’ working lives with the group using the projected unit method. Variations from this regular cost are allocated on a straight-line basis over the average remaining service lives of current employees.

Additional contributions are made to superannuation schemes in respect of employees who take early retirement. These contributions are based on the advice of a professionally qualified actuary.

The group also operates defined contribution pension schemes for certain of its employees and the profit and loss account is charged with the contributions payable by the group.

The disclosures required under the transitional arrangements of Financial Reporting Standard 17 “Retirement Benefits” for the year ended 31 March 2005 are shown in Note 28.

(q)	Provisions

A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured, where material, on a discounted basis.

(r)	Onerous Contracts

In accordance with the requirements of FRS 12 “Provisions, Contingent Liabilities and Contingent Assets”, provision is made against the net cash outflow expected to arise from contracts where the unavoidable costs under the contract exceed the economic benefit expected to be received under the contract.

Notes to the Consolidated Financial Statements (continued)

1.	Accounting policies and estimation techniques (continued)

(s)	ESOT

The eircom Employee Share Ownership Plan consists of two separate trusts, the eircom Employee Share Ownership Trust (“ESOT”) and the eircom Approved Profit Sharing Scheme (“APSS”). eircom ESOP Trustee Limited is the corporate trustee for both trusts. eircom Group plc is the registered holder of all issued shares but does not exercise control over eircom ESOP Trustee Limited or have any beneficial interest in the assets of either the ESOT or the APSS. Consequently, the accounts of the trustee have not been, and are not, consolidated in the financial statements.

(t)	Share Option Schemes

Under Urgent Issues Task Force Abstract (UITF) 17, the company is required to recognise as a charge to the profit and loss account the amount by which the value of shares at the date of granting share options to employees exceeds the value at which employees can exercise the options granted. These costs are normally recognised over the vesting period except where the directors are satisfied that the options have been granted in recognition of past performance. The charge is included in operating costs in the profit and loss account. The charge is notional in that there is no underlying cash flow or other financial liability associated with the charge, nor does it give rise to a reduction in assets or shareholders’ funds.

2.	Turnover and Segmental Analysis by Class of Business

The group provides communications services, principally in Ireland. The group is managed on a unitary basis and has no segments. The group’s share of turnover from associates is included in the table below.

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Turnover
Group	1,682	1,628	1,602
Associates	13	15	20
Total turnover	1,695	1,643	1,622

3.	Operating Costs

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Staff costs
Wages and salaries & other staff costs	372	376	367
Social welfare costs	15	14	14
Pension costs	41	41	40
	428	431	421
Staff costs capitalised	(44)	(54)	(58)
Staff costs before restructuring programme costs	384	377	363
Restructuring programme costs (including related pension costs)	—	—	72
Net staff costs included in operating costs	384	377	435
Other operating costs(a)	264	255	261
	648	632	696
Exceptional operating charges/(credits) (including certain staff costs (note 4))	13	24	(4)
Depreciation (net) (note 11)	399	368	316
Exceptional fixed asset impairment (note 11)	—	38	—
Goodwill amortised on subsidiary undertakings (note 10)	38	38	38
Total operating costs	1,098	1,100	1,046

Notes to the Consolidated Financial Statements (continued)

3.	Operating Costs (continued)

(a)	Other operating costs are stated after charging/(crediting):

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Research costs	154	50	1,048
Hire of plant and machinery	2,891	3,053	3,367
Other operating lease rentals	22,748	22,449	20,096
Net exchange gain on foreign currency borrowings less deposits	(6,238)	(1,134)	(261)

(b)	Services provided by the group’s auditor and network firms

The group obtained the following services from the group’s auditor as detailed below:

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Audit services
Statutory audit	575	730	732
Other audit related services (including non-statutory audits)	361	2,985	730
Audit related regulatory reporting	1,421	2,085	2,255
	2,357	5,800	3,717
Further assurance services	1,444	3,958	342
Tax advisory services	966	144	60
	4,767	9,902	4,119

Included in the table are group audit fees and expenses paid and payable to the group’s auditor of €0.73 million (2004: €0.73 million, 2003: €0.575 million), of which €0.14 million (2004: €0.14 million, 2003: €Nil million) was paid in respect of the parent company.

Also included above are fees paid to the group’s auditor in respect of non-statutory audit services of €3.39 million (2004: €9.17 million, 2003: €4.19 million). Total fees paid to PricewaterhouseCoopers, Dublin in respect of services (other than the statutory audit) in the year ended 31 March 2005 were €3.29 million (2004: €7.85 million, 2003: €3.86 million).

Total services, included in the table for the year ended 31 March 2004, in the amount of €5.6 million have not been included in operating costs as they relate to audit related and other services provided by the auditors in respect of the group’s issue of Senior and Senior Subordinated Notes and also acting as reporting accountants in respect of the eircom Group plc Listing on the London and Irish Stock Exchanges. The share issue costs have been charged against share premium and the debt issue costs have been offset against the fair value of the related debt and will be amortised over the life of the related debt. This amount is stated exclusive of irrecoverable VAT of €1.2 million.

(c)	Directors

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Aggregate emoluments	1,841	7,057	4,079
Aggregate gains made on the exercise of share options	—	1,471	—
Company contributions to money purchase schemes	328	2,516	486
	2,169	11,044	4,565

Four directors (2004: 4, 2003: 1) have retirement benefits accruing under defined contribution (money purchase) schemes. In addition, retirement benefits are accruing to two directors (2004: 2, 2003: 1) under the company’s defined benefit pension scheme. One director (2004: 1, 2003: 0) participates in both schemes at 31 March 2005.

Notes to the Consolidated Financial Statements (continued)

3.	Operating Costs (continued)

(c)	Directors (continued)

Highest paid director:

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Total amount of emoluments and amounts (excluding shares) receivable under long term incentive scheme	1,306	5,606	1,286
Aggregate gains made on the exercise of share options	—	1,471	—
Company contributions to money purchase schemes	328	2,511	354
	1,634	9,588	1,640

4.	Exceptional Operating Charges/(Credits)

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Exceptional operating charges/(credits)	13	24	(4)

In the year ended 31 March 2005, an exceptional credit arose in respect of a €4 million adjustment to the fair values of liabilities acquired on the acquisition by Valentia Telecommunications of eircom Limited on 2 November 2001. The net tax effect of the exceptional credit was to increase the group tax charge by €1 million.

In the year ended 31 March 2004, exceptional costs include bonus amounts payable to executives of €19 million, relating to contractual entitlements triggered by the refinancing, which were not capitalised as debt issue costs under UK GAAP, €8 million in respect of share options issued to certain employees, in respect of shares where the market price of the shares exceeded their exercise price at the date the options were granted, and costs incurred of €1 million in connection with refinancing. These costs were partially offset by a €3 million credit relating to compliance matters and €1 million credit relating to restructuring. The net tax effect of the exceptional charge was to reduce the Group tax charge by €2 million.

During the year ended 31 March 2004, the group granted options to certain employees of the company over C Shares and E Ordinary Shares. At the time of the granting of the options in respect of the E Ordinary Shares the market value of the shares, over which options were granted, were not in excess of their exercise price at the date of grant and, consequently, there was no profit and loss account charge in respect of these schemes. A charge of €5 million arose on the granting of shares under the options plan in respect of C shares as the market value of the shares at the date of grant was in excess of the exercise price at the date of grant. All of the options under the C and E share plans vested as a result of the initial public offering of shares in the company. Further charges of €3 million arose as a result of awards granted to certain directors and senior management, on Admission to the London and Irish Stock Exchanges, under the eircom Group Key Executive Share Award Plan. Although the awards did not vest for between 12 and 24 months, the full charge was included in the Profit and Loss account as the options were granted in recognition of past performance at the date of Admission.

In the year ended 31 March 2003, the group incurred a number of non-recurring costs principally in relation to (i) costs incurred in connection with potential refinancing and (ii) charges in relation to a deficit on an annuity scheme provided as part of the restructuring programme. The net tax effect of the exceptional charge was to reduce the group tax charge by €1 million.

The cash outflows resulting from exceptional charges for the year ended 31 March 2005 were €nil (2004: €40 million, 2003: €19 million). This includes certain cashflows in respect of exceptional charges included in the Profit and Loss account in earlier years.

Notes to the Consolidated Financial Statements (continued)

5.	Interest Payable and Similar Charges (net)

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Interest and associated finance costs payable in respect of bank loans and other debt:
Interest payable on bank loans and other debt	159	156	132
Amortisation of issue costs of bank loan and other debt	—	7	4
Total interest payable and similar charges	159	163	136
Less: Interest receivable	(25)	(6)	(8)
Net interest payable	134	157	128
Exchange differences arising on foreign currency borrowings
Unrealised gains	(1)	(20)	(12)
Hedging contract losses	1	20	12
Net interest payable and similar charges	134	157	128

In the year ended 31 March 2003, net interest receivable includes €11 million of interest received in respect of taxation settlements.

6.	Exceptional Interest Payable and Similar Charges

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Debt issue costs write off	—	27	(1)
Costs arising on exit from interest rate swaps	—	24	—
	—	51	(1)

In the year ended 31 March 2005, the exceptional credit of €1 million relates to savings on actual costs incurred in conjunction with the group refinancing in March 2004.

In the year ended 31 March 2004, exceptional costs of €27 million relate to the write-off of debt issue costs on funds borrowed of €1,250 million as part of the reorganisation and refinancing in August 2003. Debt issue costs incurred in respect of this facility were written-off in accordance with FRS 4 “Capital Instruments” which requires that debt issue costs are amortised up to the earliest date on which the repayment option can be exercised, unless there is no genuine possibility that the option will be exercised on that date. The related debt was repaid in March 2004 in conjunction with a group refinancing.

In addition, the exceptional interest charge in the year ended 31 March 2004 includes €24 million relating to the early exit from interest rate swaps arising as a result of the early payment of the related debt in conjunction with the group refinancing in March 2004.

7.	Tax (credit)/charge on (Loss)/Profit on Ordinary Activities

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
(a) Analysis of (credit)/charge in year
Current tax:
Irish corporation tax on (loss)/profit for the year	11	21	20
Adjustments in respect of previous periods	(27)	(7)	(4)
Total current tax (credit)/charge (note 7(b))	(16)	14	16
Deferred tax: Origination and reversal of timing differences (note 19)	10	—	4
Tax (credit)/charge on loss on ordinary activities	(6)	14	20

Notes to the Consolidated Financial Statements (continued)

7.	Tax (credit)/charge on (Loss)/Profit on Ordinary Activities (continued)

(b)	Factors affecting tax (credit)/charge for year

The tax assessed for the year is different than the tax (credit)/charge that would arise on applying the standard rate of corporation tax, 12.5%, in the Republic of Ireland. The differences are explained below: -

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
(Loss)/profit on ordinary activities before tax	(46)	(89)	52
(Loss)/profit on ordinary activities multiplied by standard rate of corporation tax 12.5% (2004: 12.5%, 2003: 15.125%)	(7)	(11)	7
Effects of: -
Adjustment in respect of previous periods	(27)	(7)	(4)
Utilisation of tax losses	(1)	(1)	(1)
Capital Allowances in excess of Depreciation	(7)	(4)	(6)
Timing differences	—	5	3
Tax losses unutilised	3	2	—
Income not taxable	(2)	—	—
Gains taxed in prior periods	(2)	(2)	—
Expenses not deductible for tax purposes	27	31	16
Income liable at higher rates	—	1	1
Current tax (credit)/charge for year (note 7(a))	(16)	14	16

(c)	Factors that may affect future tax charges

The proposed adoption of IFRS for the year ending 31 March 2006 onwards may materially affect the future tax charge.

8.	Dividends Paid and Proposed

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Equity—Ordinary:
Paid interim dividends of €0.05 per share	—	400	37
Proposed final dividends of €0.06 per share	—	—	45
Non-equity—Preference:
Preference dividends paid and payable on ESOT Preference shares	21	26	21
Preference dividends paid and payable on Convertible Preference shares	—	1	—
Preference dividends paid and payable on Non-Voting Adviser Preference shares	1	—	—
Preference dividends paid and payable on Non-Voting Third Party Preference shares	—	1	—
	22	428	103

The ordinary dividend paid in the year ended 31 March 2004 was funded utilising the reserves arising on the cancellation of share premium of Valentia Telecommunications, which was available by way of merger relief to eircom Group plc as a consequence of the share-for-share exchange.

Notes to the Consolidated Financial Statements (continued)

9.	(Loss)/earnings per share

	Financial year ended
	2003		2004		2005
	Cent Per Share	€’m	Cent Per Share	€’m	Cent Per Share	€’m
	(audited)
(Loss)/profit on ordinary activities after taxation		(40)		(103)		32
Dividends and appropriations in respect of preference shares		(22)		(28)		(21)
Basic (loss)/profit attributable to ordinary shareholders	(12)	(62)	(24)	(131)	2	11
Basic and diluted basic (loss)/earnings attributable to ordinary share	(12)		(24)		2

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The weighted average number of ordinary shares in issue is 742,977,485 (2004: 545,600,926, 2003: 541,422,144).

The group has three classes of dilutive potential ordinary shares in respect of earnings per share and adjusted earnings per share. The weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The weighted average number of ordinary shares on a diluted basis in respect of earnings per share and adjusted earnings per share is 745,593,702 for the year ended 31 March 2005. There were no dilutive potential ordinary shares in respect of the year ended 31 March 2004 and 31 March 2003.

10.	Intangible assets

	Goodwill €’m	Other Intangible Assets €’m	Total €’m
	(audited)
Cost
At 31 March 2003	764	—	764
Goodwill adjustment	(3)	—	(3)
At 31 March 2004	761	—	761
Additions	—	2	2
At 31 March 2005	761	2	763
Amortisation
At 31 March 2003	54	—	54
Charge for year	38	—	38
At 31 March 2004	92	—	92
Charge for year	38	—	38
At 31 March 2005	130	—	130
Total Net Book Value at 31 March 2005	631	2	633
Total Net Book Value at 31 March 2004	669	—	669

Notes to the Consolidated Financial Statements (continued)

11.	Tangible Fixed Assets

(a)	Land & Buildings €’m	Network Plant & Equipment €’m	Total €’m
	(audited)
Cost or Valuation
At 31 March 2003	412	2,398	2,810
Additions	1	206	207
Disposals/retirements	—	(3)	(3)
Exit from subsidiaries	(2)	(1)	(3)
Revaluation surplus	70	—	70
At 31 March 2004	481	2,600	3,081
Cost	1	2,600	2,601
Valuation	480	—	480
Additions	13	196	209
Disposals/retirements	(3)	(1)	(4)
At 31 March 2005	491	2,795	3,286
Cost	13	2,795	2,808
Valuation	478	—	478

Accumulated Depreciation
At 31 March 2003	5	548	553
Charge for year (note 11(c))	17	345	362
Impairment charge (note 11(c))	—	9	9
Exceptional impairment charge	38	—	38
Disposals/retirements	—	(2)	(2)
Exit from subsidiaries	(1)	(1)	(2)
Revaluation surplus	(17)	—	(17)
At 31 March 2004	42	899	941
Charge for year (note 11(c))	17	300	317
Disposals/retirements	—	(1)	(1)
At 31 March 2005	59	1,198	1,257
Total Net Book Value at 31 March 2005	432	1,597	2,029
Total Net Book Value at 31 March 2004	439	1,701	2,140

b)     The valuation carried out by Lisney, Estate Agents, Auctioneers and Valuers, as at December 2003, valued the properties at €442 million. Properties were valued, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value and existing use value except for specialised properties which were valued on a depreciated replacement cost basis. As a result the carrying value of land and buildings was revalued upwards by €87 million. In addition, there was a revaluation deficit below the net book value of certain land and buildings of €38 million, which was charged to the profit and loss account as an exceptional impairment charge.

If these land and buildings had not been revalued, they would have been included in the financial statements at the following amounts:

	As at
	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Cost	438	448
Accumulated Depreciation	(90)	(103)
Net Book Value	348	345

Notes to the Consolidated Financial Statements (continued)

11.	Tangible Fixed Assets (continued)

c)     The depreciation charged in the profit and loss account is net of capital grants amortised during the year as follows:-

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Depreciation	387	362	317
Impairment charge included in depreciation	15	9	—
Amortisation of capital grants (note 20)	(3)	(3)	(1)
	399	368	316

The impairment charge of €9 million, included in depreciation in the year ended 31 March 2004, relates to Global Crossing, International Cable and Synchronous Digital Hierarchy (“SDH”) equipment, which has been written off.

The impairment charge of €15 million, included in depreciation in the year ended 31 March 2003, relates to a revaluation deficit in respect of certain land and buildings.

d)	Analysis of net book value of land and buildings is as follows:-

	As at
	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Freehold	289	297
Leasehold:
Over 50 years unexpired	113	101
Under 50 years unexpired	37	34
	439	432

e)	Included in tangible fixed assets is plant and equipment acquired under finance leases as follows:-

	As at
	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Cost	63	63
Accumulated depreciation	(37)	(48)
Net book value	26	15
Depreciation charge for the year	13	11

f)	Assets in course of construction

Included in tangible fixed assets are assets in the course of construction of €85 million (2004: €75 million).

12.	Investment in associates

	As at
	31 March 2004 €’m	31 March 2005 €’m
	(audited)
At beginning of year	—	—
Share of profits, interest and taxation of associated undertakings	—	1
At end of year	—	1

Notes to the Consolidated Financial Statements (continued)

13.	Stocks

	As at
	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Network development and maintenance stocks	4	6
Consumable and other stocks	6	5
	10	11

The net replacement cost of stocks is not expected to be materially different from that shown above.

14.	Debtors

	As at
	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Amounts falling due within one year:
Trade debtors	219	210
Prepayments and accrued income	88	88
	307	298
Amounts falling due after more than one year:
Pension scheme	177	162

Two subsidiaries of the company are party to a financing transaction under which credit balances and debit balances of the entities may be offset. This offset has been effected in the group balance sheet. The balances of the group so offset were €149 million at 31 March 2005 (2004: €159 million) lease receivables and €149 million at 31 March 2005 (2004: €159 million) in respect of bank loans.

The defined benefit pension scheme, operated by eircom Limited, was assessed, at the date of the Valentia Telecommunications acquisition of eircom Limited, by the group’s independent actuaries on a basis consistent with generally accepted accounting principles. As part of the adjustments to determine the fair value of the assets acquired, an amount of €208 million was included in the balance sheet at 1 November 2001, representing the funding surplus at the acquisition date. This surplus is being amortised in accordance with Statement of Standard Accounting Practice 24 (“Accounting for Pension Costs”).

15.	Restricted cash at bank and in hand

The restricted cash balance €1 million (2004: €70 million) can only be used by the company for the purposes of redeeming the outstanding Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on this deposit, after deduction of any taxation payable, is payable as part of the redemption price in respect of the Redeemable Preference Shares and Trancheable Redeemable Preference Shares to the extent not elected to be received as pre-redemption dividend.

Notes to the Consolidated Financial Statements (continued)

16.	Creditors

	As at
	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Amounts falling due within one year: -
Bank overdrafts (note 17)	1	—
Loans and other debt (note 17)	—	68
Trade creditors	108	81
Corporation tax payable	50	11
Other tax and social security payable	32	30
Accruals and deferred income	469	428
Dividends payable	1	45
	661	663
Amounts falling due after more than one year: -
Loans and other debt (note 17)	2,263	2,201
Capital grants (note 20)	10	9
	2,273	2,210

17.	Loans and other debt

	Within 1 Year €’m	Between 1 & 2 Years €’m	Between 2 & 5 Years €’m	After 5 Years €’m	Total €’m
Loans	—	—	1,240	—	1,240
7.25% Senior Notes due 2013 (listed)	—	—	—	532	532
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	491	491
	—	—	1,240	1,023	2,263
Overdrafts	1	—	—	—	1
At 31 March 2004	1	—	1,240	1,023	2,264
Loans	68	138	1,036	—	1,242
7.25% Senior Notes due 2013 (listed)	—	—	—	534	534
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	493	493
	68	138	1,036	1,027	2,269
Overdrafts	—	—	—	—	—
At 31 March 2005	68	138	1,036	1,027	2,269

Included in the above amounts are: -

	Group As at
	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Wholly repayable within 1 year	1	—
Wholly repayable within 5 years	—	—
Repayable, by instalments, within 5 years	1,250	1,250
Repayable, otherwise than by instalments, due after 5 years	1,060	1,060
Debt issue costs (offset against loans due within 5 years)	(10)	(8)
Debt issue costs (offset against Senior Notes due after more than 5 years)	(18)	(16)
Debt issue costs (offset against Senior Subordinated Notes due after more than 5 years)	(19)	(17)
	2,264	2,269

Notes to the Consolidated Financial Statements (continued)

17.	Loans and other debt (continued)

Loans and other debt are split as follows:

	Group As at
	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Secured (Senior Credit Facility)	1,250	1,250
Unsecured	1,061	1,060
	2,311	2,310
Debt issue costs	(47)	(41)
	2,264	2,269

The Senior Credit Facility is secured, amongst other things, by a pledge of the shares in eircom Limited and Irish Telecommunications Investments Limited (“ITI”) and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

18.	Financial Instruments

The group holds or issues financial instruments for the following main purposes:

•	To finance its operations;

•	To employ surplus funds; and

•	To manage the interest rate and currency risks arising from its operations and from its sources of finance.

The group finances its operations out of operating cash flows, bond issues, bank borrowings, finance leases and preference shares.

Derivative instruments are contractual agreements whose value reflects price movements in an underlying asset and liability. The group uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk. Derivative activity is carefully controlled and appropriately used and is an effective means of managing risk.

The main risks arising from the use of financial instruments are market rate risk, liquidity risk and credit risk. Responsibility for managing these risks rests with the Board of eircom Group plc and, in respect of certain activities, the Treasury Committee, an eircom Group plc management committee chaired by the Chief Financial Officer. It is, and has been throughout the period under review, the group’s policy not to trade in financial instruments.

Debtors, creditors and provisions for liabilities and charges have been excluded from all the numerical disclosures below.

The group conducts its business primarily in Ireland and, therefore, operating and investing cash flows are substantially denominated in euro. A limited level of foreign exchange risk arises in relation to certain capital expenditures and foreign exchange settlements with international third party telecommunications carriers.

Market rate risk

Market rate risk is defined as the exposure of the group’s financial position to movements in interest and foreign exchange rates. The principal aim of managing these risks is to limit the adverse impact on shareholder value of movements in interest rates and foreign exchange rates.

The main derivatives used are interest rate swaps and currency swaps. It is group policy to hedge the majority of currency risk in currencies, which are not denominations of the euro. The group seeks to manage the fixed/floating mix of its borrowings with the aim of controlling cost while mitigating its exposure to interest rate risk. The group achieves fixed rates on borrowings either directly through the use of fixed rate debt or indirectly through the use of interest rate swaps. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate amounts calculated by reference to an agreed notional principal amount.

Interest rate risk profile of financial assets

There were floating rate deposits outstanding of €388 million at 31 March 2005 (2004: €352 million). The interest rate on these deposits is generally based on the appropriate Euribor rate. This excludes the restricted cash at bank and in hand of €1 million at 31 March 2005 (2004: €70 million).

Notes to the Consolidated Financial Statements (continued)

18.	Financial Instruments (continued)

Interest rate risk profile of the group’s financial liabilities

Bank and Other Borrowing

(Debt net of Swaps)

	Local Currency			Local Currency
	Fixed 31 March 2004 €’m	Floating 31 March 2004 €’m	Total 31 March 2004 €’m	Fixed 31 March 2005 €’m	Floating 31 March 2005 €’m	Total 31 March 2005 €’m
EUR	1,335	751	2,086	1,335	750	2,085
Other currencies	225	—	225	225	—	225
Total all currencies	1,560	751	2,311	1,560	750	2,310

The group has no interest-free financial liabilities.

At 31 March 2005, the group had currency swap contracts of €225 million (2004: €225 million) outstanding. Variable rates on loans and swaps are based on Euribor. After adjusting for the effect of swaps, €1,560 million (2004: €1,560 million) of bank and other debt (excluding preference shares) bore interest at fixed rates, with a weighted average interest rate of 6.6% (2004: 6.6%).

The weighted average life of the fixed rate debt (excluding preference shares) and swaps is set out in the following table:-

		Weighted Average Residual Maturity in Years of Fixed-Rate
		31 March 2004	31 March 2005
Underlying Debt		9.4	8.4
Swaps:	we receive fixed interest	—	—
	we pay fixed interest	3.0	2.0

Preference shares

Further detail in respect of the Group’s preference shares are set out in Note 21.

The effective interest rate on the Group’s preference shares is as follows:

The holders of convertible preference shares are entitled to a fixed cumulative preferential cash dividend at a rate of 12.25% of the deemed subscription price of €1 per convertible preference share. Dividends are paid in arrears at six monthly intervals on 29 September and 29 March each year. Interest accrues at 12.25%, on any unpaid dividends.

The holders of redeemable preference shares and trancheable redeemable preference shares are entitled to receive a dividend based on the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such redeemable preference shares and trancheable redeemable preference shares (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest and the aggregate amount of dividends paid by eircom Group plc to the holders of redeemable preference shares and trancheable redeemable preference shares).

Currency exposures

As at 31 March 2005, after taking into account the effects of currency swaps and forward foreign exchange contracts, the group has no material currency exposure.

Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than a forced or liquidation sale.

The following tables provide comparisons of the carrying amounts and fair values of the group’s fixed-rate financial assets and financial liabilities, including derivatives, currency swaps and forward exchange contracts. The fair values of short-term deposits, floating-rate loans and overdrafts approximate to their carrying amounts.

On an interest rate swap, the same notional principal amount is used for the paying and receiving sides. Consequently the carrying value of an interest rate swap is zero. The fair value reflects the difference between the fixed rate and current market rates. The carrying value of currency swaps is affected by movements in the exchange rates of the currencies concerned, while the fair value reflects both interest rate and exchange rate movements.

Notes to the Consolidated Financial Statements (continued)

18.	Financial Instruments (continued)

	As at
	31 March 2004		31 March 2005
	Book Value €’m	Fair Value €’m	Book Value €’m	Fair Value €’m
	(audited)
Financial assets
Cash	352	352	388	388
Liabilities
Underlying debt
Fixed rate	1,040	1,116	1,028	1,147
Floating rate	1,251	1,251	1,250	1,250
Total	2,291	2,367	2,278	2,397
Debt net of swaps
Fixed rate	1,560	1,642	1,560	1,704
Floating rate	751	751	750	750
Total	2,311	2,393	2,310	2,454

Preference shares	122	243	80	160

Interest rate swaps liability	—	—	—	(2)

Currency swaps liability	(20)	(26)	(32)	(55)

The fair value of preference shares is determined as the deemed redemption price, together with any accrued dividends not yet declared, as no market exists in respect of these shares.

Liquidity risk

The objective of liquidity management is to ensure the availability of sufficient funds to meet the group’s requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets and standby credit lines.

The maturity profile of group debt is set out in Note 17 of the Financial Statements.

The group has a €150 million (2004: €150 million) committed borrowing facility expiring in March 2009 which was undrawn at 31 March 2005. All conditions precedent had been met at 31 March 2005.

Credit risk

The group is exposed to credit risk relating to its cash and current financial assets. The group places its cash and current financial assets with highly rated financial institutions. The group’s policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts. The group has not experienced any losses on such accounts.

Credit risks are mainly related to counterparty risks associated with prepayments, amounts owed by related companies, interest in debt securities, derivative contracts, equity investments in related companies and other debtors.

The group’s trade debtors are generated by a large number of customers, both private individuals and companies in various industries, mainly in Ireland. Exposure to credit loss and subscriber fraud is actively monitored on a daily basis, including the processing of current credit information on subscribers from third-party sources.

Transactions involving derivative contracts are managed by ITI; a wholly owned subsidiary, within a framework of limits approved by the Treasury Committee, which restrict the group’s dealings to highly rated financial institutions.

Hedges

Under the company’s accounting policy, foreign currency borrowings and currency swap agreements are valued at year end exchange rates.

Interest differentials arising on swap agreements are accrued and reflected in interest payable. Consequently, changes in fair value attributable to movements in interest rates are not recognised.

Notes to the Consolidated Financial Statements (continued)

18.	Financial Instruments (continued)

The table below shows the extent to which the group had unrecognised losses, in terms of fair value, at 31 March 2004 and 31 March 2005.

		As at
		31 March 2004 €’m	31 March 2005 €’m
		(audited)
Unrecognised losses
Loss on contracts outstanding at start of year		(41)	(6)
Of which:	Included in financial year	41	1
	Not included in financial year	—	(5)
Unrecognised loss arising in financial year		(6)	(20)
Loss on contracts at end of year		(6)	(25)
Of which:
Expected to be included in next financial year		(1)	(3)
Expected to be included in later years		(5)	(22)

19.	Provisions for Liabilities and Charges

	Staff Restructuring €’m	Onerous Contracts €’m	Other €’m	Deferred Taxation €’m	Total €’m
	(audited)
As at 31 March 2003	126	10	75	82	293
Utilised in year	(45)	(10)	(6)	—	(61)
Profit and loss (credit)/charge (net)	(1)	—	11	—	10
As at 31 March 2004	80	—	80	82	242
Transfer	(1)	3	1	—	3
Utilised in year	(7)	—	(7)	—	(14)
Profit and loss charge/(credit) (net)	6	1	(4)	4	7
As at 31 March 2005	78	4	70	86	238

Staff Restructuring

The group has a constructive obligation in respect of the costs of a fundamental staff restructuring. The amount of the provision is based on the group’s past experience of restructuring and the discussions to date with employees and their representative unions. The provision is in respect of a net deficit on an annuity plan of €78 million (2004: €72 million) offered as part of the restructuring programme. As at 31 March 2005, the annuity plan element of the provision is expected to be utilised over a period of eight years.

During the year ended 31 March 2004, €45 million of the provision was utilised primarily to pay for staff exits under the fundamental Restructuring Programme. There was a release of €1 million in relation to a provision for restructuring in the year ended 31 March 2004.

Onerous Contracts

In the year ended 31 March 2005, the group has onerous contracts in relation to leases on vacant properties. The provision is based on contracted terms and the liability is expected to be discharged during the year ended 31 March 2006.

At 31 March 2003, the group had onerous contracts in relation to international capacity commitments. The provision was based on contracted terms and the liability was paid in the year ended 31 March 2004.

Other

The group is self insured in respect of certain personal injury and damage claims. There is a provision for the estimated cost of incidents which have occurred up to 31 March 2005, based on a case by case review with actuarial assistance. The payments will be made as the cases are settled. The group also has a provision for costs arising from certain compliance matters. There was a release of €7 million (2004: €3 million) in relation to a provision for costs arising from certain compliance matters in the year ended 31 March 2005.

Notes to the Consolidated Financial Statements (continued)

19.	Provisions for Liabilities and Charges (continued)

Deferred Taxation

In accordance with FRS 19, the group’s policy is to provide for taxation on a full liability basis. Deferred taxation liabilities arise from capital allowances and other timing differences.

The deferred taxation provision consists of:

	As at
	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Timing difference on pension prepayment	22	20
Capital allowances and other timing differences	60	66
	82	86

No deferred tax is provided on timing differences arising from the revaluation of fixed assets unless, by the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will be rolled over. The total amount unprovided for is estimated at €57 million (2004: €60 million). Such deferred tax would become payable only if the fixed assets were sold.

20.	Capital Grants

	As at
	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Received/ receivable
At start of year	22	23
Received/receivable during year	1	—
At end of year	23	23
Amortisation
At start of year	10	13
Amortisation to profit and loss (Note 11(c))	3	1
At end of year	13	14
Net book value at end of year	10	9

The capital grants received by the group relate to programmes to develop the Irish telecommunications infrastructure and were sponsored by the European Union.

Notes to the Consolidated Financial Statements (continued)

21.	Share Capital

The share capital at 31 March 2005 and 31 March 2004 is set out below:

As at 31 March 2005
Authorised			Issued
Number and Class of Share	Amount €	Nominal Value per Share	Number and Class of Share	Amount €
3,037,338,447 Ordinary Shares	303,733,845	€0.10 each	751,312,987 Ordinary Shares	75,131,299

Ordinary Share Capital	303,733,845		Ordinary Share Capital	75,131,299

5,000,000 Redeemable Preference Shares	2,500,000	€0.50 each	531,870 Redeemable Preference Shares	265,935
158,583,333 Convertible Preference Shares	79,291,666	€0.50 each	158,583,333 Convertible Preference Shares	79,291,666
66,000,000 Trancheable Redeemable Preference Shares	33,000,000	€0.50 each	671,083 Trancheable Redeemable Preference Shares	335,542
50,000 Sterling Deferred Shares	73,260	£1.00 each	50,000 Sterling Deferred Shares	73,260
6,474,488,800 Non-Voting Deferred Shares	6,474,489	€0.001 each	6,474,488,800 Non-Voting Deferred Shares	6,474,489

Preference and non-equity Share Capital	121,339,415		Preference and non-equity Share Capital	86,440,892

Total Share Capital	425,073,260		Total Share Capital	161,572,191

As at 31 March 2004
Authorised			Issued
Number and Class of Share	Amount €	Nominal Value per Share	Number and Class of Share	Amount €
3,029,999,480 Ordinary Shares	302,999,948	€0.10 each	741,796,320 Ordinary Shares	74,179,632

Ordinary Share Capital	302,999,948		Ordinary Share Capital	74,179,632

5,000,000 Redeemable Preference Shares	2,500,000	€0.50 each	4,169,893 Redeemable Preference Shares	2,084,947
173,000,000 Convertible Preference Shares	86,500,000	€0.50 each	173,000,000 Convertible Preference Shares	86,500,000
66,000,000 Trancheable Redeemable Preference Shares	33,000,000	€0.50 each	66,000,000 Trancheable Redeemable Preference Shares	33,000,000
50,000 Sterling Deferred Shares	73,260	£1.00 each	50,000 Sterling Deferred Shares	73,260
52,000 Non-Voting Deferred Shares	52	€0.001 each	52,000 Non-Voting Deferred Shares	52

Preference and non-equity Share Capital	122,073,312		Preference and non-equity Share Capital	121,658,259

Total Share Capital	425,073,260		Total Share Capital	195,837,891

Notes to the Consolidated Financial Statements (continued)

21.	Share Capital (continued)

The detailed alterations to the authorised and issued share capital of the eircom Group plc that have taken place during the year to 31 March 2005, are as set out below:

(a)	3,638,023 Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

(b)	65,328,917 Trancheable Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

(c)	2,177,700 Ordinary Shares were allotted and issued, under the eircom Group Executive Share Option Plan, fully paid up in cash at a price of €1.164 per share;

(d)	the authorised but unissued share capital of eircom Group plc was redesignated, so that the authorised share capital is divided into:

1.	3,037,338,447 Ordinary Shares;

2.	5,000,000 Redeemable Preference Shares;

3.	158,583,333 Convertible Preference Shares;

4.	66,000,000 Trancheable Redeemable Preference Shares;

5.	50,000 Sterling Deferred Shares; and

6.	6,474,488,800 Non-Voting Deferred Shares; and

(e)	14,416,667 Convertible Preference Shares converted into 7,338,967 Ordinary Shares and 6,474,436,800 Non-Voting Deferred Shares on 31 March 2005, in accordance with their terms.

Potential Issue of Ordinary Shares

Certain senior executives hold options to subscribe for 53,465 Ordinary Shares in the company at €1.164 per share under the eircom Group Executive Share Option Plan approved by the shareholders in September 2003. These options were required to be exercised by 24 March 2005 but the individuals were unable to exercise their options on or before this date. Permission will be sought from the Chairman to exercise these options in the year ended 31 March 2006.

Certain executive directors and senior executives hold options to subscribe for 8,349,453 Ordinary Shares in the company at €1.50 per share under the eircom Group Employee Share Option Plan approved by the shareholders. The exercise of options will be determined by reference to a performance target measured over a three-year period and, provided the performance targets are met, the options are exercisable from 22 June 2007 to 22 June 2014.

During the year ended 31 March 2004, certain directors and senior management were awarded 1,472,198 free shares under the eircom Group Key Executive Share Award Plan (Note 4). These shares vest in equal portions in March 2005 and March 2006. The portion to vest in March 2005 did not vest and it is anticipated that these will vest during the year ended 31 March 2006.

Rights attaching to the classes of shares

The rights attaching to the classes of shares are as follows:

(a)	Ordinary Shares

Every member who is present in person shall have one vote on a show of hands and every member present in person or by proxy shall have one vote for every Ordinary Share held on a poll.

On a distribution of the assets of the company, the holders of Ordinary Shares are entitled to receive the amount paid up on their ordinary shareholding plus a share of any surplus arising after satisfaction in full of the rights of the holders of the various classes of Preference Shares and Sterling Deferred Shares but before the rights of the holders of Non-Voting Deferred Shares.

(b)	Redeemable Preference Shares.

Holders of Redeemable Preference Shares are entitled (such entitlement ranking at all times in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of the Trancheable Redeemable Preference Shares) to a preferential cash dividend on a maximum of four dates falling in each financial year. The dividend is calculated by apportioning the aggregate interest received by eircom Group plc on the funds standing to the credit

Notes to the Consolidated Financial Statements (continued)

21.	Share Capital (continued)

(b)	Redeemable Preference Shares (continued)

of the designated bank account for such Redeemable Preference Shares (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest and the aggregate amount of dividends previously paid by eircom Group plc to the holders of Redeemable Preference Shares) between the holders of the Redeemable Preference Shares.

On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of Trancheable Redeemable Preference Shares) to receive an amount equal to the subscription price of €1 for each Redeemable Preference Share (less any capital duty payable by eircom Group plc on the issue of such share) plus the aggregate interest received by eircom Group plc on the amount of the subscription price in respect of each such share deposited in the designated bank account of such Redeemable Preference Shares (less any tax and/or costs or expenses incurred by eircom Group plc in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment of capital in respect of such Redeemable Preference Share (the “Redeemable Preference Amount”).

Holders of Redeemable Preference Shares are not entitled to receive notice of or to attend or vote at general meetings of eircom Group plc.

eircom Group plc is required to redeem some or all of the Redeemable Preference Shares which at any time have been appropriated to the Beneficiaries, provided that the applicable Release Date (as defined in the ESOT Trust Deed and/or APSS Trust Deed) has passed, and eircom Group plc has received notice, in accordance with the Articles, from the holder of the Redeemable Preference Shares. eircom Group plc has the option to redeem some or all of the Redeemable Preference Shares at any time after 31 October 2006 by giving notice to the holders of the Redeemable Preference Shares.

(c)	Convertible Preference Shares

Holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of the holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and in priority to the holders of any other class of share) to a fixed cumulative preferential cash dividend at the rate of 12.25% of the deemed subscription price per annum of each Convertible Preference Share held by them (being €1 per Convertible Preference Share). Such dividends will be paid in arrears at six monthly intervals commencing from 29 September 2004. If such dividend is not paid it shall accumulate and, from the date which it is due until the date of actual payment, accrue notional dividend interest at a rate of 12.25% per annum.

On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and ranking in priority to the rights of holders of any other class of share) to receive an amount equal to the aggregate amount of any unpaid arrears or accruals of the dividend (including any notional dividend interest that has arisen on unpaid dividends), whether earned or declared or not, calculated up to and including the date of redemption, sale or return of capital or, as the case may be, the date of commencement of winding up, plus the deemed subscription price of that Convertible Preference Share (the “CPS Redemption Amount”).

Holders of Convertible Preference Shares are entitled to receive notice of and to attend and speak at but not to vote at general meetings of eircom Group plc.

eircom Group plc has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof on or within 30 days after an offer to acquire the whole or any part of the issued share capital of eircom Group plc, as a result of which the offeror will acquire the right to cast more than 50% of the votes which may ordinarily be cast at a general meeting, is declared unconditional in all respects. eircom Group plc has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof, unless the holders of Convertible Preference Shares have first notified the company of their election for redemption or conversion, at any time on or after 4 November 2013.

Notes to the Consolidated Financial Statements (continued)

21.	Share Capital (continued)

(c)	Convertible Preference Shares (continued)

The holders of Convertible Preference Shares have the option to redeem some or all of the Convertible Preference Shares by notifying eircom Group plc on or within 30 days after an offer to acquire the whole or any part of the issued share capital of eircom Group plc, as a result of which the offeror will acquire the right to cast more than 50% of the votes which may ordinarily be cast at a general meeting, is declared unconditional in all respects.

The holders of Convertible Preference Shares have the option to redeem some or all of the Convertible Preference Shares at any time on or after 2 November 2013 by giving the Company notice.

The holders of the Convertible Preference Shares have the option to convert, in aggregate, up to 14,416,667 Convertible Preference Shares into Ordinary Shares on the first eleven conversion dates (the first such date being 30 March 2005 and, thereafter, falling at 6 monthly intervals until 29 September 2010), and to convert 14,416,663 Convertible Preference Shares into Ordinary Shares on the last conversion date, such conversion to be made on a pro rata basis amongst holders of Convertible Preference Shares.

The number of Ordinary Shares into which any Convertible Preference Share shall convert is calculated by dividing the CPS Redemption Amount of that Convertible Preference Share by the volume weighted average price of an Ordinary Share on the relevant conversion date, Deferred Conversion Date (see below) or on 2 November 2013 (as appropriate).

Any conversion of Convertible Preference Shares into Ordinary Shares on a Conversion Date, Deferred Conversion Date (see below) or on 2 November 2013 (as appropriate) is limited so that no holder of Convertible Preference Shares would (together with persons acting in concert with him) hold, following conversion, more than a cap of 29.9% of the Ordinary Shares in issue on that date. Furthermore, if on a Conversion Date or a deferred conversion date or on 2 November 2013 the volume weighted average price of the Ordinary Shares on that date falls below 85% of the Offer Price (the “Floor Price”), no Convertible Preference Shares will convert on that date (the “Floor Price Restriction”).

On 2 November 2013, to the extent that any Convertible Preference Shares remain in issue and these shares have been prevented from converting on the correct deferred conversion date due to either the operation of the Floor Price Restriction or the existence of a non-routine close period, the holders of such shares shall have the option to convert them into Ordinary Shares (again, subject to the 29.9% Cap and the Floor Price Restriction). If, at any time after 2 November 2013, such option is not exercised and the holders of Convertible Preference Shares have not elected to redeem the Convertible Preference Shares then in issue, eircom Group plc will have the option to convert or redeem such shares.

(d)	Trancheable Redeemable Preference Shares

Holders of Trancheable Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of any of the Trancheable Redeemable Preference Shares and Redeemable Preference Shares) to a preferential cash dividend on the first date in any financial year of eircom Group plc, following the date on which the shares are issued or arise on conversion, on which such holders notify eircom Group plc in writing of their wish for a dividend to be declared and paid and on up to a maximum of four other dates falling in each financial year. The dividend is calculated by apportioning the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such shares (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest) and the aggregate amount of dividends previously paid by eircom Group plc to the holders of the Trancheable Redeemable Preference Shares.

On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Trancheable Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of any other Trancheable Redeemable Preference Shares and Redeemable Preference Shares) to receive an amount equal to the subscription price of each Trancheable Redeemable Preference Share (less any capital duty payable by eircom Group plc on the issue of such share) plus the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such tranche (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom

Notes to the Consolidated Financial Statements (continued)

21.	Share Capital (continued)

(d)	Trancheable Redeemable Preference Shares (continued)

Group plc in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment or reduction of capital in respect of such Trancheable Redeemable Preference Share (the “Trancheable Redeemable Preference Amount”).

Holders of Trancheable Redeemable Preference Shares are not entitled to receive notice of or to attend, speak or vote at general meetings of eircom Group plc.

eircom Group plc is required to redeem some or all of the Trancheable Redeemable Preference Shares which at any time have been appropriated to the Beneficiaries, provided that the applicable Release Date (as defined in the ESOT Trust Deed and/or APSS Trust Deed) has passed, and eircom Group plc has received notice, in accordance with the Articles, from the holder of the Trancheable Redeemable Preference Shares. eircom Group plc has the option to redeem some or all of the Trancheable Redeemable Preference Shares at any time after 2 November 2013.

(e)	Sterling Deferred Shares

The holders of Sterling Deferred Shares are not entitled to any dividend. On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Sterling Deferred Shares are entitled (such entitlement ranking after the rights of holders of Redeemable Preference Shares, Trancheable Redeemable Preference Shares and Convertible Preference Shares and in priority to the rights of holders of Ordinary Shares and Non-Voting Deferred Shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Sterling Deferred Share.

The holders of Sterling Deferred Shares are not entitled to receive notice of or to attend, speak or vote at general meetings of eircom Group plc.

Subject to the Act, eircom Group plc has the option to redeem at any time some or all Sterling Deferred Shares (provided that such shares are credited as fully paid) at a price not exceeding £1 for all of the Sterling Deferred Shares redeemed at any one time.

(f)	Non-Voting Deferred Shares

The holders of Non-Voting Deferred Shares are not entitled to any dividend. On a winding up of eircom Group plc or other return of capital, the holders of Non-Voting Deferred Shares are entitled to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Non-Voting Deferred Share, only after repayment to the holders of Ordinary Shares of the nominal amount paid up thereon and the payment of €1,000,000 on each Ordinary Share.

Holders of Non-Voting Deferred Shares are not entitled to receive notice of or to attend, speak or vote at general meetings of eircom Group plc.

eircom Group plc has the option to redeem at any time some or all Non-Voting Deferred Shares in issue (save for any of such Non-Voting Deferred Shares which were created on the conversion of shares which were not created as redeemable shares) at a price not exceeding one cent for all of the Non-Voting Deferred Shares redeemed at any one time.

Notes to the Consolidated Financial Statements (continued)

22.	Reserves

	Share Premium Account €’m	Revaluation Reserve €’m	Capital Redemption Reserve €’m	Group Merger Reserve €’m	Other Reserves €’m	Profit and Loss Account €’m
	(audited)
Group
As at 31 March 2003	539	7	—	—	—	(149)
Surplus on nominal value of shares issued	—	—	—	180	—	—
Loss for the financial year	—	—	—	—	—	(531)
Revaluation surplus	—	87	—	—	—	—
Transfer on realisation of revalued assets	—	(3)	—	—	—	3
Premium arising on issue of shares	317	—	—	—	—	—
Expenses payable in respect of shares issued	(66)	—	—	—	—	—
Share options granted	—	—	—	—	8	—
Transfer to capital redemption reserve on redemption of shares	—	—	33	—	—	(33)
Premium on redemption of shares	(4)	—	—	—	—	(35)
Bonus issue and cancellation of shares	(539)	—	—	—	—	539
As at 31 March 2004	247	91	33	180	8	(206)
Loss for the financial year	—	—	—	—	—	(71)
Transfer on realisation of revalued assets	—	(4)	—	—	—	4
Expenses payable in respect of shares issued (credit)	1	—	—	—	—	—
Shares issued	2	—	—	—	—	—
Transfer to capital redemption reserve on redemption of shares	—	—	2	—	—	(2)
Redemption of preference shares	(32)	—	—	—	—	(2)
As at 31 March 2005	218	87	35	180	8	(277)

23.	Profit of holding company

The parent company’s profit and loss account has not been included in these financial statements. The parent company’s profit after taxation, including dividend receivable and before dividends payable, was €154 million (2004: €122 million).

Notes to the Consolidated Financial Statements (continued)

24.	Amounts in Group Cash Flow Statement

Amounts included in the group cash flow statement are reconciled or analysed as follows:

	Financial year ended
(a) Net Cash Flow from all Operating Activities	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Group operating profit	85	118	178
Depreciation, impairment and amortisation	437	444	354
Amortisation of pension surplus	16	16	15
Cash flows relating to fundamental restructuring, business exits and other provisions	(63)	(59)	(49)
Non-cash restructuring programme costs	—	—	25
Non-cash exceptional charges/(credits)	10	3	(4)
Cash flows relating to prior year exceptional charges	(7)	(8)	(1)
Working Capital
Decrease/(increase) in stocks	4	—	(1)
Decrease in creditors	(127)	(32)	(2)
Decrease in debtors	142	8	9
Net cash inflow from operating activities	497	490	524

	Financial year ended
(b) Return on Investment and Servicing of Finance	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Interest received	24	4	7
Interest paid	(161)	(146)	(132)
Exceptional interest on exit from interest rate swaps	—	—	(24)
Debt issue costs paid	(3)	(75)	(2)
Non-equity dividends paid	—	(61)	(22)
	(140)	(278)	(173)

	Financial year ended
(c) Taxation	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Corporation tax refund received	17	—	3
Corporation tax paid	(13)	(14)	(20)
Taxation paid on exceptional gain on the exit from Golden Pages	—	—	(38)
	4	(14)	(55)

	Financial year ended
(d) Capital Expenditure and Financial Investment	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Payments to acquire tangible fixed assets	(197)	(209)	(194)
(Payment to)/repayment from ESOT	(50)	50	—
Movement in restricted cash balance (net)	—	(70)	69
Receipts from disposal of fixed assets	8	1	3
Capital grants received	—	1	—
	(239)	(227)	(122)

Notes to the Consolidated Financial Statements (continued)

24.	Amounts in Group Cash Flow Statement (continued)

	Financial year ended
(e) Acquisitions and disposals	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Purchase of subsidiary undertakings	(9)	—	—
Disposal of subsidiary undertaking	3	—	—
Receipt in respect of assets held for resale	191	—	—
Cash disposed with subsidiary undertakings	—	(1)	—
	185	(1)	—

	Financial year ended
(f) Financing	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Repayment of loan capital	(181)	(2,230)	—
Issue of senior and subordinated notes	—	1,060	—
Additions to loan capital	—	1,250	—
Issue of share capital (gross)	—	370	2
Expenses paid in respect of shares issued	—	(32)	(33)
Redemption of preference shares	—	(76)	(69)
Capital element of finance lease payments	(1)	—	—
Net cash (outflow)/inflow from financing	(182)	342	(100)

(g) Analysis of Net Debt	At 31 March 2003 €’m	Cash flows €’m	Other €’m	At 31 March 2004 €’m	Cash flows €’m	Other €’m	At 31 March 2005 €’m
	(audited)
Cash at bank and in hand	440	(88)	—	352	36	—	388
Overdrafts	(1)	—	—	(1)	1	—	—
	439	(88)	—	351	37	—	388
Debt due within one year	(105)	105	—	—	—	(68)	(68)
Debt due after one year	(2,125)	(185)	47	(2,263)	—	62	(2,201)
	(1,791)	(168)	47	(1,912)	37	(6)	(1,881)

25.	Post Balance Sheet Events

Changes to Share Capital

The following changes to the share capital of the company have occurred between 31 March 2005 and 22 June 2005:

•	42,287 Trancheable Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms; and

•	69,366 Redeemable Preference Shares of €0.50 each were redeemed at a premium in accordance with their terms.

Disposal of Properties

Since the year end the group has disposed of certain properties. The group expects to realise a profit (after tax) of circa €34 million on these sales based on the excess of net sales proceeds receivable over the carrying value of these assets at year end.

Notes to the Consolidated Financial Statements (continued)

26.	Principal Subsidiary and Associated Undertakings

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2005	Business	Registered Office and Country of Incorporation
Valentia Telecommunications (an unlimited public company)	100%	Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Funding (an unlimited public company)	100%	Financing Company	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Limited	100%	Provision of telecommunications and related services	114 St. Stephen’s Green West, Dublin 2, Ireland.
Irish Telecommunications Investments Limited	100%	Telecommunications Financing and Treasury Management	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom (U.S.) Limited	100%	Marketing of Telecom Services in U.S.A.	114 St. Stephen’s Green West, Dublin 2, Ireland.
Osprey Property Limited	100%	Property Development Company	Leitrim House, Upper Stephen’s Street, Dublin 8.
Eirtrade Services Limited	100%	Provision of Electronic Trading Services	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Phonewatch Limited	100%	Installation, Monitoring and Maintenance of Residential Security Systems	114 St. Stephen’s Green West, Dublin 2, Ireland.
Indigo Group Limited	100%	Provision of Internet Services	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom UK Limited	100%	Provision of Telecommunications and Related Services	South Quay Plaza II, 183 Marsh Wall, London E14 9SH, UK.
Lan Communications Limited	100%	Systems Integrator	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Investments BV	100%	Investment Holding Company	Strawinskylaan 3105 7HG 1077 ZX, Amsterdam, The Netherlands.
Eircable Limited	100%	Investment Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Holdings Limited	100%	Investment Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.
Continuous Communications Systems Limited	100%	Communications Contractors	114 St. Stephen’s Green West, Dublin 2, Ireland.

Notes to the Consolidated Financial Statements (continued)

26.	Principal Subsidiary and Associated Undertakings (continued)

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2005	Business	Registered Office and Country of Incorporation
eircom (Infonet Ireland) Limited	100%	Provision of Global Data Services	114 St. Stephen’s Green West, Dublin 2, Ireland.
GoFree Limited	100%	Property Investment Company	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Net BV	100%	Investment Holding Company	Strawinskylaan 3105 7HG 1077 ZX, Amsterdam, The Netherlands.
eircom International Networks Limited	100%	Provision of Telecommunications and Related Services	114 St. Stephen’s Green West, Dublin 2, Ireland.

Associated undertakings	Interest in Ordinary Shares at 31 March 2005	Business	Registered Office and Country of Incorporation
eircom Enterprise Fund Limited	50%	Seed Capital Company and Early Stage Fund Company	114 St. Stephen’s Green West Dublin 2, Ireland.
Beacon Integrated Solutions Limited	49%	Information Technology Consultancy	Howley’s Quay, Limerick, Ireland.
Telecom Engineering Services Limited	35%	Telecommunications Engineering Services	Unit 14, Cherry Orchard Industrial Estate, Dublin 10, Ireland.
Altion Limited	33%	Telecommunications Software Solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.
Buy4Now Limited	22%	E-commerce Software Developer	9 The Mall, Beacon Court, Bracken Road, Sandyford Industrial Estate, Dublin 18, Ireland.

Telecom Engineering Services Limited has a financial year ending on 31 July 2004.

27.	Employees

The average number of persons employed by the group during the year was as follows:

	Financial year ended
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
Fixed line network and other communications
Operations/Technical	5,700	5,335	4,966
Sales/Customer Support	2,871	2,439	2,128
Administration	558	532	501
Total	9,129	8,306	7,595

Notes to the Consolidated Financial Statements (continued)

28.	Pensions

(a)    The group’s pension commitments are funded through separately administered Superannuation Schemes and are principally of a defined benefit nature. The total group pension charge, including contributions to the group’s defined contribution scheme, in respect of the year ended 31 March 2005 was €40 million (2004: €41 million, 2003: €41 million). In respect of the principal scheme, the contributions represent a rate of 8.2% of pensionable emoluments, as advised by the group’s Actuaries. The results for the year ended 31 March 2005 include amortisation of €15 million (2004: €16 million, 2003: €16 million) in respect of a pension surplus of €208 million, arising on the Valentia Telecommunications acquisition of eircom Limited.

The last Actuarial Valuation of the principal scheme was carried out, using the attained age method, as at 31 March 2005 by Mercer Human Resource Consulting who are actuaries to the Scheme but are neither officers nor employees of the group.

The actuarial method used involved determining an appropriate future group contribution rate designed to fund the projected liabilities of the Scheme related to service subsequent to 1 January 1984 over the remaining working lifetime of the current members. The primary financial assumption underlying the actuarial valuation was that the Scheme’s investments will earn a real rate of investment return, over and above salary inflation and pension increases, between 2.5% and 2.75% per annum. At the date of the last actuarial valuation, the market value of the pension scheme assets was €2,190 million and the actuarial valuation of the assets attributable to the pension fund was sufficient to meet more than 100% of the value of the scheme’s accrued liabilities making due allowance for future increases in salaries and pensions.

The actuarial report is available for inspection by the members of the scheme at 114 St. Stephen’s Green West, Dublin 2. The actuarial report is not available for public inspection.

(b)    The Irish Minister for Finance is responsible for meeting and discharging the liability of: (i) the pension costs of former staff of the Irish Department of Posts and Telegraphs who retired or died before the vesting Day (1 January 1984); (ii) costs in respect of the pension entitlements, related to pre-vesting day reckonable service, of staff who transferred to eircom from the Irish Civil Service. Such benefit payments are made from the eircom Number 2 Pension Fund, which was established in March 1999 and received a contribution of €1,016 million from the Irish Minister for Finance in accordance with arrangements set out in the eircom Superannuation (Amendment) Scheme, 1999. However, the Minister retains liability for these payments.

(c)	Financial Reporting Standard 17 ‘Retirement Benefits’ disclosures

The updated actuarial valuations for Financial Reporting Standard 17 disclosure purposes were carried out by a qualified independent actuary. The main financial assumptions used in the valuations were:

	As at
	31 March 2002	31 March 2003	31 March 2004	31 March 2005
Rate of increase in salaries	4.00%	3.50%	3.50%	3.50%
Rate of increase in pensions in payment	4.00%	3.50%	3.50%	3.50%
Discount rate	6.10%	5.50%	5.00%	4.75%
Inflation assumption	2.25%	2.25%	2.25%	2.25%

The assets in the scheme were:

	Market value as at
	31 March 2002 €’m	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
Equities	1,479	1,027	1,419	1,542
Bonds	349	294	248	241
Cash	98	60	67	89
Property	240	309	334	390
	2,166	1,690	2,068	2,262

Notes to the Consolidated Financial Statements (continued)

28.	Pensions (continued)

The expected rates of return were:

	Long-term rate of return expected at 31 March 2002	Long-term rate of return expected at 31 March 2003	Long-term rate of return expected at 31 March 2004	Long-term rate of return expected at 31 March 2005
Equities	8.00%	7.75%	7.50%	7.25%
Bonds	5.00%	4.75%	4.50%	3.75%
Cash	3.50%	3.00%	3.00%	3.00%
Property	6.50%	6.25%	6.00%	5.00%

The following amounts were measured in accordance with the requirements of Financial Reporting Standard 17:

	As at
	31 March 2002 €’m	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Total market value of assets	2,166	1,690	2,068	2,262
Present value of scheme liabilities	(1,807)	(2,015)	(2,360)	(2,923)
Surplus/(deficit) in the scheme	359	(325)	(292)	(661)
Related deferred tax (liability)/asset	(45)	41	36	83
Net pension asset/(liability)	314	(284)	(256)	(578)

If the above amounts had been recognised in the financial statements, the group’s net assets/(liabilities) and profit and loss reserves would be as follows:

	As at
	31 March 2002 €’m	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Net assets excluding FRS 17 pension asset/(liability)	812	757	549	412
Net FRS 17 Pension asset/(liability)	314	(284)	(256)	(578)
Liability already recognised in financial statements (net of deferred taxation)	32	51	64	68
Pension asset already recognised in financial statements (net of deferred taxation)	(182)	(168)	(155)	(142)
Net assets/(liabilities) including pension asset/(liability)	976	356	202	(240)
Profit and loss reserves excluding pension asset/(liability)	(87)	(149)	(206)	(277)
Net FRS 17 Pension asset/(liability)	314	(284)	(256)	(578)
Liability already recognised in financial statements (net of deferred taxation)	32	51	64	68
Pension asset already recognised in financial statements (net of deferred taxation)	(182)	(168)	(155)	(142)
Profit and loss reserves including pension asset/(liability)	77	(550)	(553)	(929)

Notes to the Consolidated Financial Statements (continued)

28.	Pensions (continued)

The following amounts would have been recognised in the performance statements for the years ended 31 March 2003, 31 March 2004 and 31 March 2005 under the requirements of FRS 17.

	As at
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
	(audited)
Operating profit
Current service cost	36	40	46
Past service cost	8	—	9
	44	40	55
Other finance income
Expected return on pension scheme assets	154	114	139
Interest on pension scheme liabilities	(112)	(111)	(118)
	42	3	21
Statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	(623)	292	67
Changes in assumptions underlying the present value of the scheme liabilities	(34)	(211)	(446)
Experience (losses)/gains arising on the pension scheme liabilities	(47)	(32)	6
Actuarial (loss)/gain recognised in the statement of total recognised gains and losses	(704)	49	(373)

	As at
	31 March 2003 €’m	31 March 2004 €’m	31 March 2005 €’m
Movement in surplus/(deficit) during the year	(audited)
Surplus/(deficit) in scheme at start of year	359	(325)	(292)
Current service cost	(36)	(40)	(46)
Contributions paid	22	21	38
Past service costs	(8)	—	(9)
Other finance income	42	3	21
Actuarial (loss)/gain	(704)	49	(373)
Deficit in scheme at end of year	(325)	(292)	(661)
Experience gains and losses for the year
Difference between the expected returns and actual return on scheme assets	(623)	292	67
Percentage of scheme assets	(37)%	14%	3%
Experience (losses)/gains on scheme liabilities	(47)	(32)	6
Percentage of the present value of scheme liabilities	(2)%	(1)%	—
Total recognised in statement of total recognised gains and losses	(704)	49	(373)
Percentage of the present value of scheme liabilities	(35)%	2%	(13)%

29.	Operating Lease Commitments

At 31 March 2005 the group had annual commitments in respect of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years. The analysis of the group’s annual commitments is as follows:

	As at
	31 March 2004		31 March 2005
	Property €’m	Vehicles, plant and equipment €’m	Property €’m	Vehicles, plant and equipment €’m
	(audited)
Annual commitments under non-cancellable operating lease expiring:
Within one year	—	1	—	1
Within two to five years	—	2	—	3
After five years	22	—	20	—
	22	3	20	4

Notes to the Consolidated Financial Statements (continued)

30.	Contingent Liabilities

Regulatory Compliance Matters

On 17 October 2002, the Commission for Communication Regulation (“ComReg”), the Irish regulator for telecommunications, determined that the group was not in compliance with its obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of the group’s discount schemes and published prices. No penalties were levied on the group as a result of this determination. By agreement with ComReg and at its direction, the group put internal controls in place that the group believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report including management comments and the group’s statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that the group is not complying with its obligations, ComReg could begin an enforcement action. If the group is found to be in violation of applicable laws and regulations, it may become subject to substantial criminal and civil penalties and fines.

Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against the group, seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. The group submitted its defence on 26 January 2004. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars, the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs’ alleged budget growth (€25 million) and loss of revenue on the plaintiffs’ pricing (€5 million). The Directors do not believe that these figures represent damages which would be properly recoverable from the group even if it had a liability to the plaintiffs, which is denied by the group in the proceedings. The particulars also include further unquantified damages. The plenary summons and statement of claim of Ocean Communications Ltd and ESAT Communications Ltd were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights.

Demerger of the Eircell Mobile business

Consequent on the Demerger of Eircell Limited 2001, the group has given certain warranties and indemnities to Eircell 2000 plc and Vodafone Group plc, some of which are subject to various limitations. The group has also given indemnities to Vodafone Group plc, unlimited in time and quantum, in relation to the efficacy of the Demerger. Except for certain warranties relating to taxation and the indemnities in relation to the efficacy of the Demerger (in respect of which the liability of the group is unlimited in quantum), the liability of the group for breach of the warranties is limited to €500 million. The group has no liability in respect of claims under the warranties unless and until the amount of such claims, excluding claims which are for amounts less than €250,000 each, exceeds €25 million, in which event Vodafone Group plc are entitled to recover the full value of the claims including claims previously notified.

eircom Limited has agreed certain other indemnities in relation to costs and liabilities. The Directors are not aware of any such liabilities which would have a material effect on the group’s financial position.

Exit from Golden Pages

The group has given certain warranties to Promedia GCV following the exit from Golden Pages. The liability period for non-tax warranties has expired. The group has also given certain taxation indemnities and undertakings, which are generally subject to a cap of €10 million.

Disposal of Cablelink

The group gave various tax and other warranties and indemnities to NTL Communications Corporation in connection with the disposal of its shareholding in Cablelink Limited in July 1999. The liability period for non-tax warranties has expired. Notice of any breach in respect of tax warranties must be given by 9 July 2006 and the group’s liability is capped at approximately €500 million.

Other

Other than disclosed above, a number of other lawsuits or claims arise in the normal course of business. While any litigation has an element of uncertainty, the directors believe that there were no other contingent liabilities which would have a material adverse effect on the group’s financial position.

In the normal course of business, the group has entered into contracts involving the exchange or purchase and sale of foreign currencies and various performance bonds. No material losses are expected in respect of these transactions other than losses for which provision has been made in the financial statements.

Notes to the Consolidated Financial Statements (continued)

31.	Guarantees

Senior Credit Facility

The Senior Credit Facility consists of a €1.4 billion credit facility which has the benefit of guarantees of all amounts payable by a borrower under the terms of the Senior Credit Facility. The Senior Credit Facility and its related guarantee are secured, amongst other things, by a charge of the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

The borrowers under the Senior Credit Facility are Valentia Telecommunications and eircom Limited. Valentia Telecommunications is the borrower of the €1.250 billion term loan facility and eircom Limited is a borrower under the €150 million revolving credit facility, which is currently undrawn.

The obligations of Valentia Telecommunications, eircom Limited and ITI under the Senior Credit Facilities are guaranteed by Valentia Telecommunications, eircom Limited and ITI.

Valentia Telecommunications has granted a security interest over substantially all of its assets, including a fixed charge over all estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; securities; intellectual property; insurance proceeds; debts, revenue and claims and accounts and a floating charge over all of its other undertakings and assets. In addition, the shares of eircom Limited have been charged in favour of Deutsche Bank AG London as security agent for the creditors under the senior credit facility.

eircom Limited and ITI have granted a security interest over substantially all of their assets, including a demise over their mortgaged property, fixed charges over all registerable mortgaged property; estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; shares and derivative assets; securities; intellectual property; insurance proceeds; debts, revenue and claims; rights from the local authority under covenants, agreements or statute and accounts and a floating charge over all of its other undertakings and assets.

Senior Notes

There is a full and unconditional guarantee of all amounts of Senior Notes payable. This is a senior, unsecured obligation by eircom, ranking equally in right of payment with all existing and future unsecured senior indebtedness of eircom Limited.

Senior Subordinated Notes

Both Valentia Telecommunications and eircom Limited have guaranteed all amounts payable in respect of all Senior Subordinated Notes. The Valentia Telecommunications guarantee is an unsecured, senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of Valentia Telecommunications, including the Senior Credit Facility and the Senior Notes, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of Valentia Telecommunications. The eircom Limited guarantee of all amounts payable under the Senior Subordinated Notes is an unsecured senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Limited, including its obligation under the Senior Credit Facility, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of eircom Limited. In addition, eircom Group plc has also guaranteed on a subordinated basis all amounts payable in respect of all Senior Subordinated Notes. The eircom Group plc guarantee is a general, unsecured subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Group plc.

32.	Commitments

Preference Shares

The holders of certain preference shares have the right to require the company to redeem such shares at the redemption price and dates as set out in Note 21 to the financial statements.

Capital Commitments

Capital commitments of the group, approved by the Board, amounted to €Nil (2004: €200 million). €33 million (2004: €29 million) was contracted for by the group.

33.	Related Party Transactions

The company has availed of the exemption contained in Financial Reporting Standard 8 ‘Related Party Disclosures’ in respect of subsidiaries, 90 per cent or more of whose voting rights are controlled within a group. Consequently the financial statements do not include disclosure of transactions with entities in the group.

Notes to the Consolidated Financial Statements (continued)

33.	Related Party Transactions (continued)

31 March 2005

There were no related party transactions during the year ended 31 March 2005.

31 March 2004

During the year ended 31 March 2004, entities affiliated with Soros Private Equity Partners (“Soros”), to which at that time certain directors of the company were affiliated, were paid €0.3 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

During the year ended 31 March 2004, entities affiliated with Providence Equity Partners Inc (“Providence”), to which at that time certain directors of the company were affiliated, were paid €0.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

During the year ended 31 March 2004, Lionheart Ventures (Overseas) Limited, a company which Sir Anthony O’Reilly owns and controls, were paid €0.1 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2004.

During the year ended 31 March 2004, A&L Goodbody, solicitors, a partnership that Paul Carroll, who was a director of Valentia Telecommunications up to 18 March 2004, is a partner of, provided legal services to the group. The total fees in respect of these services amounted to €5.8 million. During the year, costs of €1.5 million, in relation to the Reorganisation and Refinancing, were included as debt issue costs and costs of €3.1 million, in relation to the flotation were capitalised against share premium. The remaining costs incurred of €1.2 million were included in operating costs in the profit and loss account. At 31 March 2004, there was a balance due to A&L Goodbody solicitors of €3.4 million in respect of these costs. The amounts are stated exclusive of VAT.

During the year ended 31 March 2004, Lionheart Ventures (Overseas) Limited invoiced the group for costs of €0.5 million in relation to the Reorganisation and Refinancing of the group. These costs are included as debt issue costs. There were no amounts outstanding at 31 March 2004.

During the year ended 31 March 2004, Soros invoiced the group for costs of €1.8 million in relation to the Reorganisation and Refinancing of the group. These costs are included as debt issue costs. There were no amounts outstanding at 31 March 2004.

During the year ended 31 March 2004, Providence invoiced the group for costs of €4.5 million in relation to the Reorganisation and Refinancing of the group. These costs are included as debt issue costs. There were no amounts outstanding at 31 March 2004.

During the year ended 31 March 2004, the ESOT, which controlled over 20% of the voting rights of eircom Group plc, reclaimed €3 million of professional fees that it incurred in relation to the Reorganisation and Refinancing of the group. These costs are included as debt issue costs. The ESOT also reclaimed €3 million of professional fees that it incurred in relation to the flotation of the group. These costs were capitalised against share premium. At 31 March 2004, there was a balance due to ESOT of €4.1 million in respect of these costs.

During the year ended 31 March 2004, €6.4 million of the payments to related parties in respect of the amounts included as debt issue costs were charged to the profit and loss account as a result of the exceptional write off of certain debt issue costs and amortisation of debt issue costs included in the interest payable.

31 March 2003

During the year ended 31 March 2003, A&L Goodbody solicitors, provided legal services to the group. The total fees in respect of these services amounted to €5.1 million. All of these costs were expensed in the year in the Profit and Loss Account.

During the year ended 31 March 2003, ESOT was loaned €50 million by Valentia Telecommunications. This loan was unsecured, interest free and originally had a fixed repayment date within one year but this was extended to October 2003. The ESOT agreed to waive their dividend entitlements in relation to 474 ESOT preference shares for the duration of the ESOT loan from Valentia Telecommunications. This loan was repaid during the year ended 31 March 2004.

During the year ended 31 March 2003, Lionheart Ventures (Overseas) Limited, was paid €0.2 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

Notes to the Consolidated Financial Statements (continued)

33.	Related Party Transactions (continued)

31 March 2003 (continued)

During the year ended 31 March 2003, Soros were paid €0.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

During the year ended 31 March 2003, Providence were paid €1.7 million of arrangement fees in respect of commitments to subscribe for shares under certain circumstances. This amount was charged to the profit and loss account. There were no amounts outstanding at 31 March 2003.

Section B: Audited financial information for eircom for the years ended 31 March 2005 and 2006 prepared under IFRS

The financial information in this Section B has been extracted without material adjustment from the consolidated audited financial statements of eircom prepared under IFRS, for each of the financial years ended 31 March 2005 and 2006. The auditors, PricewaterhouseCoopers, have reported without qualification in respect of each of the two financial years ended 31 March 2005 and 2006. The audited financial information is in accordance with International Financial Reporting Standards (IFRS).

Previously the group prepared its audited annual financial statements under UK GAAP. From 1 April 2005, the group is required to present its annual consolidated financial statements in accordance with IFRS as adopted by the European Union (EU) and the interpretations used by the International Financial Interpretation Committee (IFRIC), and the United Kingdom Companies Act 1985.

The comparative figures in respect of the 2005 consolidated financial statements have been restated to reflect the group’s adoption of IFRS from the date of transition at 1 April 2004. The group is applying IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement” as and from 1 April 2005 and hence the impact of adopting IAS 32 and IAS 39 are not reflected in the year ended 31 March 2005 comparatives (Note 3). The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1 April 2005. In the 2005 comparatives, financial instruments are included using the measurement bases and the disclosure requirements of UK GAAP relating to financial instruments.

The rules for first time adoption of IFRS are set out in IFRS 1 “First time adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS as set out in Note 2.

Consolidated income statement

			Financial year ended
	Notes		31 March 2005 €’m	31 March 2006 €’m
			(audited)
Revenue	9		1,598	1,693

Operating costs excluding amortisation, depreciation and restructuring programme costs	10		(1,003)	(1,148)
Amortisation	10, 17		(20)	(15)
Depreciation	10, 18		(296)	(318)
Restructuring programme costs	10		(66)	(30)

Profit on disposal of property and investments	10, 11		—	52
Operating profit			213	234

Finance costs	12	(a)	(139)	(150)
Finance income	12	(b)	13	27
Finance costs—net	12		(126)	(123)

Share of profit of associates	20		1	1
Profit before tax			88	112
Income tax expense	13		(9)	(30)
Profit for the year	35		79	82

			€	€
Earnings per share for profit attributable to the equity holders of the group during the year
– Basic	14		0.07	0.08
– Diluted	14		0.07	0.08

The accompanying notes form an integral part of the financial statements.

Consolidated balance sheet

		As at
	Notes	31 March 2005 €’m	31 March 2006 €’m
		(audited)
ASSETS
Non-current assets
Goodwill	16	669	903
Other intangible assets	17	17	141
Property, plant and equipment	18	2,032	2,049
Investments in associates	20	1	—
Retirement benefit asset	41	190	134
Financial assets at fair value through income statement	21	50	53
Other assets	22	118	105
		3,077	3,385

Current assets
Inventories	23	11	13
Trade and other receivables	24	303	351
Financial assets at fair value through income statement	21	22	17
Derivative financial instruments	29	—	2
Other assets	22	9	25
Restricted cash	25	1	—
Cash and cash equivalents	26	388	411
		734	819
Total assets		3,811	4,204

LIABILITIES
Non-current liabilities
Borrowings	27	2,287	2,272
Derivative financial instruments	29	32	39
Capital grants	30	9	7
Deferred tax liabilities	31	209	205
Provisions for other liabilities and charges	32	201	188
		2,738	2,711

Current liabilities
Borrowings	27	77	195
Trade and other payables	33	587	651
Current tax liabilities		11	19
Provisions for other liabilities and charges	32	23	37
		698	902
Total liabilities		3,436	3,613

EQUITY
Equity share capital	34, 35	75	120
Other equity share capital	34, 35	86	—
Share premium account	35	218	208
Capital redemption reserve	35	35	35
Group merger reserve	35	180	100
Other reserves	35	—	380
Cash flow hedging reserve	35	—	(18)
Retained loss	35	(219)	(234)
Total equity	35	375	591

Total liabilities and equity		3,811	4,204

The accompanying notes form an integral part of the financial statements.

Company balance sheet

		As at
	Notes	31 March 2005 €’m	31 March 2006 €’m
		(audited)
ASSETS
Non-current assets
Investments	19	588	807
		588	807

Current assets
Trade and other receivables	24	105	274
Restricted cash	25	1	—
Cash and cash equivalents	26	143	34
		249	308
Total assets		837	1,115

LIABILITIES
Non-current liabilities
Borrowings	27	—	115
		—	115

Current liabilities
Borrowings	27	—	29
Trade and other payables	33	31	31
Current tax liabilities		—	1
		31	61
Total liabilities		31	176

EQUITY
Equity share capital	34, 35	75	120
Other equity share capital	34, 35	86	—
Share premium account	35	218	208
Capital redemption reserve	35	35	35
Merger reserve	35	188	488
Retained earnings	35	204	88
Total equity	35	806	939

Total liabilities and equity		837	1,115

The accompanying notes form an integral part of the financial statements.

Consolidated cash flow statement

		Financial year ended
	Notes	31 March 2005 €’m	31 March 2006 €’m
		(audited)
Cash flows from operating activities
Cash generated from operations	37 (a)	524	575
Dividends received		—	1
Interest received		7	11
Interest paid		(132)	(118)
Interest paid on exit from interest rate swaps		(24)	—
Income tax refund		3	4
Income tax paid		(20)	(39)
Tax paid on gain on exit from Golden Pages		(38)	—
Dividends paid to preference shareholders		(22)	(19)
Net cash generated from operating activities		298	415

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired		—	(428)
Disposal of associate undertaking		—	2
Purchase of property, plant and equipment (PPE)		(182)	(233)
Proceeds from sale of PPE and investments	37 (b)	3	63
Purchase of intangible assets		(12)	(17)
Proceeds from restricted cash		69	1
Net cash used in investing activities		(122)	(612)

Cash flows from financing activities
Redemption of preference shares		(69)	(1)
Expenses paid in respect of shares issued		(33)	(10)
Proceeds from issue of share capital		2	404
Dividends paid to equity shareholders		(37)	(99)
Repayment on borrowings		—	(70)
Debt issue costs paid		(2)	—
Lease payments		—	(4)
Net cash (used in) / from financing activities		(139)	220
Net increase in cash and cash equivalents		37	23
Cash and cash equivalents at beginning of year		351	388
Cash and cash equivalents at end of year	26	388	411

The accompanying notes form an integral part of the financial statements.

Company cash flow statement

			Financial year ended
	Notes		31 March 2005 €’m	31 March 2006 €’m
			(audited)
Cash flows from operating activities
Cash generated from operations	37	(c)	155	—
Interest received			1	3
Dividends paid to preference shareholders			(22)	(19)
Net cash generated from/(used in) operating activities			134	(16)

Cash flows from investing activities
Capital contribution			—	(219)
Proceeds from restricted cash			69	1
Loan advanced to subsidiary undertakings			(3)	(184)
Loan repayments received from subsidiary undertakings			13	15
Net cash from/(used in) investing activities			79	(387)

Cash flows from financing activities
Redemption of preference shares			(69)	(1)
Expenses paid in respect of shares issued			(33)	(10)
Proceeds from issue of share capital			2	404
Dividends paid to equity shareholders			(37)	(99)
Net cash (used in) / from financing activities			(137)	294

Net increase in cash and cash equivalents			76	(109)
Cash and cash equivalents at beginning of year			67	143
Cash and cash equivalents at end of year	26		143	34

The accompanying notes form an integral part of the financial statements.

Consolidated statement of changes in equity

	Notes	Total equity €’m
		(audited)
Balance at 1 April 2004	35	419

Currency translation differences	35	—
Net income recognised directly in equity		—
Profit for the year	35	79
Total recognised income for the year		79

Share option scheme	35	1
Dividends relating to preference shareholders	35	(21)
Dividends relating to ordinary shareholders	35	(37)
Issue of share capital	35	2
Expenses payable in respect of share issued (credit)	35	1
Redemption of preference shares	35	(69)
Balance at 31 March 2005	35	375

Effect of adoption of IAS 32 and IAS 39	35	(185)
Balance at 1 April 2005	35	190

Cash flow hedges, net of tax	35	7
Currency translation differences	35	1
Net income recognised directly in equity		8
Profit for the year	35	82
Total recognised income for the year		90

Share option scheme	35	2
Dividends relating to ordinary shareholders	35	(99)
Conversion of convertible preference shares	35	14
Issue of share capital	35	404
Expenses payable in respect of rights issue	35	(10)
Balance at 31 March 2006	35	591

The accompanying notes form an integral part of the financial statements.

Company statement of changes in equity

	Notes	Total equity €’m
		(audited)
Balance at 1 April 2004	35	669

Profit for the year	35	261
Total recognised income for the year		261

Dividends relating to preference shareholders	35	(21)
Dividends relating to ordinary shareholders	35	(37)
Issue of share capital	35	2
Expenses payable in respect of shares issued (credit)	35	1
Redemption of preference shares	35	(69)
Balance at 31 March 2005	35	806

Effect of adoption of IAS 32 and IAS 39	35	(160)
Balance at 1 April 2005	35	646

Loss for the year	35	(16)
Total recognised income for the year		(16)

Dividends relating to ordinary shareholders	35	(99)
Conversion of convertible preference shares	35	14
Issue of share capital	35	404
Expenses payable in respect of rights issue	35	(10)
Balance at 31 March 2006	35	939

The accompanying notes form an integral part of the financial statements.

Notes to the Consolidated Financial Statements (continued)

Notes to the Consolidated Financial Statements

1.	General information

eircom Group plc is a UK registered plc and is the principal provider of fixed line telecommunications services in Ireland. The group is tax resident in Ireland. During the year the group re-entered the mobile telecommunications market through the purchase of 100% of the share capital of Meteor Ireland Holdings, LLC, a company incorporated in Delaware, and the holding company of Meteor Mobile Communications Limited (“Meteor”), a mobile telecommunications company operating in Ireland (Note 8).

2.	First time adoption of International Financial Reporting Standards (IFRS)

Prior to 1 April 2005 the group prepared its consolidated and individual financial statements under UK GAAP. From 1 April 2005, the group is required to present its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and the interpretations from the International Financial Reporting Interpretation Committee (IFRIC), and the United Kingdom Companies Act 1985.

The comparative figures in respect of the 2005 consolidated financial statements have been restated to reflect the group’s adoption of IFRS from the date of transition at 1 April 2004. The group is applying IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement” as and from 1 April 2005 and hence the impact of adopting IAS 32 and IAS 39, are not reflected in the year ended 31 March 2005 comparatives (Note 3). The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1 April 2005. In the 2005 comparatives, financial instruments are included using the measurement bases and the disclosure requirements of UK GAAP relating to financial instruments.

The rules for first time adoption of IFRS are set out in IFRS 1 “First time adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS as noted below.

Optional exemptions

Business combinations

The group has not applied IFRS 3, “Business combinations” retrospectively to business combinations prior to the date of transition. As no adjustments were required in respect of the carrying amount of goodwill in the UK GAAP balance sheet as at 31 March 2004, it has accordingly been carried forward without adjustment. Goodwill arising on acquisitions prior to 1 April 2004 is not amortised from the transition date but is subject to annual impairment testing or more frequently if events or circumstances indicate that goodwill may be impaired.

Property, plant and equipment

The group has elected to measure its land and buildings at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The group adopted the carrying value of all other property, plant and equipment under UK GAAP on the date of transition as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1. The group will not revalue property, plant and equipment going forward.

Employee benefits

The group is electing to use the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Share based-payment

The group has not applied IFRS 2, “Share-based payment” retrospectively to other grants of equity instruments settled before 1 January 2005.

Mandatory exemptions

Derecognition of financial assets and liabilities

In accordance with IFRS 1, as a first-time adopter, the group has applied the derecognition requirements in IAS 39 prospectively from the effective date of IAS 39 for transactions that occurred after 1 April 2004.

Notes to the Consolidated Financial Statements (continued)

2.	First time adoption of International Financial Reporting Standards (IFRS) (continued)

Hedge accounting

In accordance with IFRS 1, as a first-time adopter, the group did not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39.

Estimates

In accordance with IFRS 1, as a first-time adopter, the group did not revise estimates on transition to reflect new information subsequent to the original estimates.

Assets classified as held for sale and discontinued operations

The group has no non-current assets (or disposal groups) that meet the criteria to be classified as held for sale or operations that meet the criteria to be classified as discontinued.

3.	IFRS effect of adoption of IAS 32/39

Consolidated Balance Sheet

	31 March 2005 (IFRS excl. IAS 32/39) €’m	Reclassifications (IAS 32/39) €’m	Restatements (IAS 32/39) €’m	1 April 2005 (Full IFRS) €’m
	(audited)
ASSETS
Non-current assets
Goodwill	669	—	—	669
Other intangible assets	17	—	—	17
Property, plant and equipment	2,032	—	—	2,032
Investments in associates	1	—	—	1
Retirement benefit asset	190	—	—	190
Financial assets at fair value through income statement	50	—	—	50
Other assets	118	—	—	118
	3,077	—	—	3,077

Current assets
Inventories	11	—	—	11
Trade and other receivables	303	—	—	303
Financial assets at fair value through income statement	22	—	—	22
Other assets	9	—	—	9
Restricted cash	1	—	—	1
Cash and cash equivalents	388	—	—	388
	734	—	—	734
Total assets	3,811	—	—	3,811

LIABILITIES
Non-current liabilities
Borrowings	2,287	131	—	2,418
Derivative financial instruments	32	—	25	57
Capital grants	9	—	—	9
Deferred tax liabilities	209	—	—	209
Provisions for other liabilities and charges	201	—	—	201
	2,738	131	25	2,894

Current liabilities
Borrowings	77	29	—	106
Trade and other payables	587	—	—	587
Current tax liabilities	11	—	—	11
Provisions for other liabilities and charges	23	—	—	23
	698	29	—	727
Total liabilities	3,436	160	25	3,621

Notes to the Consolidated Financial Statements (continued)

3.	IFRS effect of adoption of IAS 32/39 (continued)

Consolidated Balance Sheet (continued)

	31 March 2005 (IFRS excl. IAS 32/39) €’m	Reclassifications (IAS 32/39) €’m	Restatements (IAS 32/39) €’m	1 April 2005 (Full IFRS) €’m
	(audited)

EQUITY
Equity share capital	75	6	—	81
Other equity share capital	86	(86)	—	—
Share premium account	218	—	—	218
Capital redemption reserve	35	—	—	35
Group merger reserve	180	(80)	—	100
Cash flow hedging reserve	—	—	(25)	(25)
Retained earnings	(219)	—	—	(219)
Total equity	375	(160)	(25)	190
Total liabilities and equity	3,811	—	—	3,811

4.	IFRS Principal Adjustments

The reconciliation of the income statement prepared in accordance with UK GAAP and in accordance with IFRS for the year ended 31 March 2005 and the reconciliation of the amount of total equity at 31 March 2005, before and after the application of IAS 32 and IAS 39, is as follows:

	Profit for the Year ended 31 March 2005 €’m	Total equity as at 1 April 2004 €’m	Total equity as at 31 March 2005 €’m
	(audited)
As reported under UK GAAP	32	549	412
Impact of:
Recognition of pension asset(a)	—	28	28
Share-based payments(b)	(1)	—	—
Capitalised interest(c)	3	13	16
Reversal of goodwill amortised(d)	38	—	38
Deferral of connection revenue(e)	(5)	(20)	(25)
Deferral of IRU revenue(f)	1	(24)	(23)
Revaluation of certain property, plant and equipment at the transition date(g)	—	7	7
Deferred taxation(h)	11	(134)	(123)
Proposed dividend(i)	—	—	45
IFRS excluding IAS 32 and IAS 39	79	419	375
Fair value of derivatives recognised (Note 3)			(25)
Preference shares transferred to borrowings (Note 3)			(160)
IFRS including IAS 32 and IAS 39			190

(a)	Pension—IAS 19 “Employee benefits”

UK GAAP

The group had used SSAP 24 “Accounting for pension costs” to account for employee benefits up to 31 March 2005. The regular cost of providing pensions was charged against profits over employees service lives with the group using the projected unit method. Variations from this regular cost were allocated on a straight-line basis over the average remaining service lives of current employees. Under FRS 7 “Fair values in acquisition accounting”, pension surpluses arising on acquisition, as calculated under SSAP 24, were included at fair value at the acquisition date and amortised over the remaining service lives of current employees.

IFRS

Under IAS 19, the liabilities and costs associated with the group’s defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using

Notes to the Consolidated Financial Statements (continued)

4.	IFRS Principal Adjustments (continued)

(a)	Pension—IAS 19 “Employee benefits” (continued)

actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at thebalance sheet date on AA corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

The group is electing to use the corridor approach which leaves some actuarial gains and losses unrecognised as permitted by IAS 19. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Impact

The IFRS impact on the 31 March 2005 income statement is negligible.

The balance sheet impact of the implementation of this standard is to recognise a retirement benefit asset of €190 million in the group’s balance sheet at 31 March 2005. The pension asset recognised under UK GAAP, arising from a fair value exercise when the group purchased eircom Limited in November 2001, at 31 March 2005 was €162 million.

The group’s unrecognised pension deficit under IAS 19 was €773 million at 31 March 2005.

(b)	Share-based payments—IFRS 2 “Share-based payments”

UK GAAP

In accordance with Urgent Issues Task Force Abstract (“UITF”) 17 “Employee share schemes”, the group recognised as a charge to the income statement the amount by which the value of shares at the date of granting share options to employees exceeded the value at which employees can exercise the options granted. These costs were normally recognised over the vesting period, except where the options were granted in recognition of past performance which were recognised at the time of the grant. The charge was included in operating costs in the income statement.

IFRS

In accordance with IFRS 2, the group measured equity-settled share-based payment transactions at fair value through the income statement. Under IFRS 2, the group opted to apply the standard only to options/awards outstanding as at 1 January 2005 that had been granted since 7 November 2002 (the effective date of IFRS 2) and therefore has not applied IFRS 2 retrospectively to other grants of equity instruments settled before 1 January 2005.

Impact

In accordance with IFRS 2, the group has recognised a charge to income representing the fair value of outstanding employee share options/awards granted which were outstanding as at 1 January 2005 and had been granted since 7 November 2002. The fair value has been calculated using the Black-Scholes options valuation model and is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

The operating profit impact in the income statement for the year ended 31 March 2005 is a charge of €1 million. There is no net impact on the balance sheet at 31 March 2005.

(c)	Capitalised interest—IAS 23 “Borrowing costs”

UK GAAP

Under UK GAAP, an entity may capitalise borrowing costs associated with financing property, plant and equipment acquisition or development. Group policy under UK GAAP was to expense all borrowing costs as incurred and thus the group did not capitalise interest costs.

IFRS

IAS 23 allows, as an option, the capitalisation of interest costs that are directly attributable to the acquisition, construction or production of qualifying property, plant and equipment. The group has opted to capitalise interest in relation to the construction of qualifying property, plant and equipment and has applied IAS 23 retrospectively in this regard.

Notes to the Consolidated Financial Statements (continued)

4.	IFRS Principal Adjustments (continued)

Impact

The net impact on the 31 March 2005 income statement of capitalising interest under IFRS is a decrease in the interest charge of €7 million and an increase in depreciation of €4 million. The net effect on the balance sheet at 31 March 2005 is an increase in property, plant and equipment of €16 million.

(d)	Goodwill—IFRS 3 “Business combinations”

UK GAAP

Accounting for business combinations under UK GAAP is dealt with by FRS 6 “Acquisitions & mergers” and FRS 7. Under FRS 10 “Goodwill and intangible assets”, purchased goodwill and intangible assets were amortised to the income statement on a systematic basis over their useful economic lives where they are regarded as having a useful economic life. Under UK GAAP, there is a rebuttable presumption that the useful economic lives of purchased goodwill and intangible assets are limited to periods of 20 years or less. In accordance with UK GAAP, the goodwill arising from the purchase of subsidiary undertakings was capitalised and amortised on a straight-line basis over its expected useful life.

IFRS

IFRS 3 prohibits the amortisation of purchased goodwill. The standard requires goodwill to be carried at cost. Impairment reviews are required to be performed on an annual basis and when there are indications that the carrying value may not be recoverable.

Impact

Under the transitional arrangements of IFRS 1, the group has taken the option of applying IFRS 3 prospectively from the transition date to IFRS. The group has chosen this option rather than to restate previous business combinations. The impact of IFRS 3 and associated transitional arrangements on the group are as follows:

•	the accounting for all business combinations before 1 April 2004 is frozen at the transition date; and

•	goodwill is no longer amortised.

At 31 March 2004 and 31 March 2005 impairment reviews were performed on goodwill and no impairments resulted from these reviews. The impact on the 31 March 2005 income statement under IFRS is a decrease in amortisation of goodwill of €38 million. The effect on the 31 March 2005 balance sheet is to increase the carrying value of goodwill by €38 million.

(e)	Connection revenue—IAS 18 “Revenue”

UK GAAP

Under UK GAAP, the group recognised revenue from up-front connection fees when the connection was performed.

IFRS

Under IFRS, the group has adopted a policy whereby connection fee revenue is deferred over the life of the customer relationship, which is estimated to be between 3 to 6 years.

Impact

The impact on the 31 March 2005 income statement of deferring connection fees under IFRS is to decrease revenue by €5 million. The effect on the 31 March 2005 balance sheet is an increase in deferred revenue of €25 million.

(f)	Indefeasible rights of use (“IRU”)—IAS 18 “Revenue”

UK GAAP

In the years ending 31 March 2000 and 31 March 2001, the group entered into IRU contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under UK GAAP, revenue from the sale of IRU contracts was recognised at the time the contracts were signed.

Expenditure on purchased IRU contracts was capitalised under property, plant and equipment and amortised over 7 years in accordance with the group’s depreciation policy and the terms of the contract.

IFRS

The group has applied IAS 18 and are accounting for IRU contracts in the following manner:

•	The sales contracts are accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period.

Notes to the Consolidated Financial Statements (continued)

4.	IFRS Principal Adjustments (continued)

•	The purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight-line basis as an expense over a 7 year period.

(f)	Indefeasible rights of use (“IRU”)—IAS 18 “Revenue” (continued)

Impact

The effect on the 31 March 2005 balance sheet, in respect of the sales contracts, is an increase of €23 million in deferred revenue. The effect on the 31 March 2005 balance sheet, in respect of the purchase contracts, is a reclassification of €5 million from property, plant and equipment to trade and other receivables. The impact on the 31 March 2005 income statement, in respect of the sales contracts, is an increase in revenue under IFRS of €1 million. The impact on the 31 March 2005 income statement, in respect of the purchase contracts, is a reclassification of €4 million from depreciation to operating costs.

(g)	Property valuation—IAS 16 “Property, plant & equipment”

UK GAAP

Under FRS 15 “Tangible fixed assets”, non-specialised properties were valued at existing use value, specialised properties were valued at depreciated replacement cost and properties surplus to requirements were valued at open market value. Under this standard, the group’s land and buildings are stated at valuation, the basis of which was depreciated replacement cost and existing use value, where appropriate.

IFRS

Under IAS 16, property, plant and equipment is recognised at either cost or fair value through regular revaluation. The group has fair valued certain items of property, plant and equipment at the transition date. This required a net uplift in the valuation of properties and consequent increases in equity. In accordance with IFRS 1, where a revaluation is taken as deemed cost on transition date the revaluation reserve is transferred to retained earnings.

The reserve does not represent a distributable reserve. The group adopted the carrying value of all other property, plant and equipment under UK GAAP on the transition date as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted under IFRS 1. The group will not revalue property, plant and equipment going forward.

Impact

The net impact on the 31 March 2005 balance sheet is an increase to property, plant and equipment of €7 million, a decrease in revaluation reserve by €87 million and an increase in retained earnings of €94 million. There is no material impact to depreciation in the 31 March 2005 income statement.

(h)	Deferred tax and current tax—IAS 12 “Income taxes”

UK GAAP

FRS 19 “Deferred Tax” requires deferred tax to be accounted for on the basis of timing differences. A timing difference is defined as the difference between accounting profit and taxable profit that arises from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. Timing differences originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax should not be recognised on permanent differences.

IFRS

IAS 12 requires that deferred tax be accounted for on the basis of taxable or deductible temporary differences. A temporary difference is defined as the difference between the carrying value of an asset or liability and its tax base. Temporary differences include all timing differences and many permanent differences. Under IAS 12, deferred tax is charged directly to equity if the tax relates to items that are credited or charged directly to equity.

Impact

The impact is to increase the net deferred tax liability by €123 million under IFRS. The increase principally relates to the following:

(i)	The fair value uplift on network plant and equipment arising on the acquisition of eircom Limited gives rise to an additional deferred tax liability of €62 million at 31 March 2005.

Notes to the Consolidated Financial Statements (continued)

4.	IFRS Principal Adjustments (continued)

(ii)	The impact of providing deferred tax on the fair value of the land and buildings acquired as part of the acquisition of eircom Limited and the subsequent revaluation of these assets in December 2003 gives rise to an additional deferred tax liability of €54 million at 31 March 2005.

(iii)	In prior years the group claimed rollover relief on chargeable gains arising from the disposal of assets. This gives rise to an additional deferred tax liability of €8 million at 31 March 2005.

(iv)	These increases are partially offset by the net impact of increases and decreases in deferred tax arising as a result of the difference between the carrying value and the tax base of other assets or liabilities.

(i)	Dividends payable—IAS 10 “Events after the balance sheet date”

UK GAAP

The group accounted for dividends proposed by the directors relating to a given accounting period within that period, even if the shareholder approval of that dividend took place after the balance sheet date.

IFRS

Under IAS 10, proposed dividends do not meet the definition of a liability until the dividends are approved by the shareholders. Thus, proposed dividends have been reversed under IFRS.

Impact

The effect on the 31 March 2005 balance sheet of reversing the proposed dividend is a reduction in trade and other payables of €45 million. There is no impact on the 31 March 2005 income statement.

The change in accounting for proposed dividends also impacted on the entity balance sheet of eircom group plc at 31 March 2005. The effect on the 31 March 2005 entity balance sheet of reversing the proposed dividend is a reduction in trade and other payables of €45 million. The effect on the income statement for the year ended 31 March 2005 is an increase of €107 million to reflect a dividend included as a proposed dividend under UK GAAP in the balance sheet at 1 April 2004. The introduction of IFRS had no other impact on the financial statements of the parent company.

(j)	Software—IAS 38 “Intangible assets”

UK GAAP

Under UK GAAP, software development costs that are directly attributable to bringing a computer system or other computer-operated machinery into working condition for its intended use within the business are treated as part of the cost of the related hardware and capitalised under property, plant and equipment.

IFRS

Under IAS 38, when software is not an integral part of the related hardware, computer software is treated as an intangible asset. Certain software assets previously classified under property, plant and equipment have been reclassified under intangible assets in line with the requirements of IAS 38.

Impact

The impact on the 31 March 2005 balance sheet is a reclassification of €15 million from property, plant and equipment to intangible assets. There is no impact on the 31 March 2005 income statement.

(k)	Temporary income stream (“TIS”) annuity scheme—IAS 19 “Employee benefits”

UK GAAP

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. Under UK GAAP, the group recorded a liability at the date that an employee elected to receive the annuity. The group estimated the net liability and calculated it as the net of the present value of the fixed payment stream due to employees offset by the fair value of the assets set aside to fund the payment stream at the balance sheet date.

IFRS

Under IFRS, the liability for the annuity due to the employee is treated separately from the assets set aside to fund the liability. The annuity asset is recognised under current assets and non-current financial assets at fair value through the income statement and the obligation is recognised gross under current and non-current liabilities, as applicable.

Notes to the Consolidated Financial Statements (continued)

4.	IFRS Principal Adjustments (continued)

Impact

The impact on the 31 March 2005 balance sheet is an increase of €22 million and €50 million to current assets and non-current financial assets at fair value through the income statement respectively. In addition there is an increase of €53 million to non-current provisions for other liabilities and charges and an increase of €19 million to current provisions for other liabilities and charges. Under IFRS €6 million is reclassified from restructuring costs to interest expense, resulting in no net impact on the 31 March 2005 income statement.

(l)	Leases—IAS 17 “Leases”

UK GAAP

Under UK GAAP, lease receivable balances and lease obligation balances for certain lease arrangements were netted on the balance sheet.

IFRS

Under IFRS, lease receivable balances and lease obligation balances for certain lease arrangements are shown gross on the balance sheet.

Impact

The impact on the 31 March 2005 balance sheet is to increase non-current other assets by €118 million and to increase current other assets by €9 million and to increase non-current lease obligations by €118 million and to increase current lease obligations by €9 million.

(m)	Cash flow—IAS 7 “Cash flow statements”

UK GAAP

Under UK GAAP, cash flows were presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and financing activities.

IFRS

Under IFRS, cash flows are required to be shown separately for three categories only, namely, operating, investing and financing.

Impact

Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP are included as operating activities under IFRS.

5.	Accounting policies under IFRS

These financial statements have been prepared on a basis consistent with the accounting policies set out below.

(a)	Basis of accounting

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations endorsed by the EU and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, as modified by revaluation of financial assets and certain financial liabilities (including derivative financial instruments) and the measurement of the fair value of share options. A summary of the more important group accounting policies is set out below.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 7.

(b)	Basis of consolidation

The consolidated financial statements of the group comprise a consolidation of the financial statements of the company, eircom Group plc, and its subsidiaries. The subsidiaries financial years are all coterminous with those of the company.

Notes to the Consolidated Financial Statements (continued)

5.	Accounting policies under IFRS (continued)

(i)	Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the group owns more than 50% of the voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows

(b)	Basis of consolidation (continued)

of eircom Group plc and its subsidiaries after eliminating intercompany balances and transactions. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(ii) Associates

An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the group exercises significant influence but not control. Significant influence is presumed to exist where the group holds between 20% and 50% of the voting rights, but can also arise where the group holds less than 20% if the group is actively involved and influential in policy decisions affecting the entity. The group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the group’s share of the associate’s post tax results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.

(iii) Acquisitions and disposals

The results of subsidiaries acquired during the period are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the period are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold.

(c)	Goodwill

For acquisitions completed on or after 1 April 2004, goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested for impairment annually, or if events indicate that goodwill may be impaired, and carried at cost less accumulated impairment losses.

For acquisitions prior to 1 April 2004, differences between the purchase price and the fair value of net assets acquired are classified as goodwill from acquisitions. Goodwill was amortised on a straight-line basis over the estimated useful life of 20 years until 31 March 2004 (the date of transition to IFRS).

(d)	Intangible assets

Acquired computer software licences and associated costs are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Internal costs associated with developing computer software programmes are also capitalised. These costs are amortised over their estimated useful lives (three to four years).

Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

Other intangible assets, which comprise primarily acquired intangible assets, are capitalised at fair value and amortised using the straight-line method over their estimated useful life.

The following useful lives have been determined for the intangible assets acquired during the year:

Years
Computer software	3-4
Monitoring contracts	3
Intangible assets from acquisitions:
Prepaid customer relationships	2
Postpaid customer relationships	7
Roaming customer relationships	10
Brand	12
GSM Licence	25

Notes to the Consolidated Financial Statements (continued)

5.	Accounting policies under IFRS (continued)

(e)	Revenue recognition

Fixed Line

Revenue comprises the fair value of consideration received and receivable in respect of all services provided and equipment sold to third parties, net of value added tax and discounts. Revenue is recognised in the period earned by rendering of services or delivery of products. Revenue includes sales by group entities but excludes all intercompany sales.

Traffic revenue is recognised at the time the traffic is carried over the group’s networks. Revenue from rentals is recognised evenly over the period to which the charges relate. Bundled products (line rentals and traffic) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard rates is normally applied based on the relative fair value of the bundle.

Connection fee revenue is deferred over the life of the customer relationship, which is estimated to be between three and six years. Customer lives are reviewed annually. Revenue from equipment sold to third parties is recognised at the point of sale. Revenue arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

Billings for telephone services are made on a monthly, bi-monthly or quarterly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

The group is required to interconnect its network with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s network. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

Mobile

Mobile revenue consists principally of charges to customers for traffic from our network services, revenue from providing network services to other telecommunications companies, and the sale of handsets.

Revenue is recognised when the service or product has been provided and there is a reasonable expectation of an inflow of economic benefits and those benefits can be reasonably measured.

When the group acts as principal bearing the risk and rewards of a transaction, revenue is recorded on a gross basis. However when the group acts as an agent on behalf of third parties, revenue is reported net of costs.

Revenue from the sale of bundled products is allocated between the elements on the basis of each element’s fair value and recognised in revenue when each individual element of the product or service is provided. The fair values of each element are determined based on the current market price of the elements when sold separately. To the extent that there is a discount in the bundled product, such discount is allocated between the elements of the contract in such a manner as to reflect the fair value of each element.

(f)	Payments to other operators

Payments to other operators are mainly settlement fees that the group pays to other telecommunications operators for traffic that is routed on their networks. Costs associated with these payments are recognised in the period in which the traffic is carried.

(g)	Customer acquisition costs

The group pays commissions to dealers for the acquisition and retention of mobile subscribers and certain fixed line products. Customer acquisition costs are recorded immediately in the income statement.

(h)	Research

Expenditure on research is written off as incurred. Development costs are capitalised under intangible assets, if they generate probable future economic benefits. The capitalised development costs are amortised using the straight-line method over their estimated useful life. Development costs that do not fulfil the requirements for capitalisation are expensed as incurred.

Notes to the Consolidated Financial Statements (continued)

5.	Accounting policies under IFRS (continued)

(i)	Foreign currencies

(i)	Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euro, which is the company’s functional and presentation currency and is denoted by the symbol “€”.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii)	Group entities

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised in equity.

(j)	Taxation

The group is managed and controlled in the Republic of Ireland and, consequently, is tax resident in Ireland.

Current tax is calculated on the profits of the period. Current tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax is charged directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(k)	Financial instruments

Up to 31 March 2005

The group measured financial assets and liabilities in accordance with the principles of FRS 4 “Capital instruments”, FRS 5 “Reporting the substance of transactions” and SSAP 20 “Foreign currency translation”. Current asset investments were recognised at the lower of cost and net realisable value. Debt instruments were stated at the amount of the net proceeds adjusted to amortise any discount over the term of the debt. Debt and current asset investments were further adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The group also provided disclosures in accordance with FRS 13 “Derivatives and other financial instruments: disclosures” setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.

Notes to the Consolidated Financial Statements (continued)

5.	Accounting policies under IFRS (continued)

(k)	Financial instruments (continued)

Currency swap agreements and forward exchange contracts which are used to cover the majority of the group’s foreign currency debt position were valued at year-end exchange rates and the resulting gains and losses were offset against gains and losses on the translation of the related debt. The interest element of the contracts was reflected in interest payable and similar charges.

Interest rate swap agreements are used to reduce the effect of interest rate fluctuations. Interest differentials, arising from these agreements, were accrued and reflected in interest payable and similar charges.

All borrowings were initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs were charged to the income statement over the term of the borrowings and represented a constant proportion of the balance of capital repayments outstanding. Accrued issue costs were netted against the carrying value of borrowings.

Key accounting policies under IAS 32 and IAS 39

In accordance with IFRS 1, the group adopted IAS 32 and IAS 39 from 1 April 2005. All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings using the effective interest method. Accrued issue costs are netted against the carrying value of borrowings.

Preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities since the adoption of IAS 32 and IAS 39 on 1 April 2005. The dividends on these preference shares are recognised in the income statement as interest expense from 1 April 2005. Previously the dividends accruing to preference shares were recognised as dividends in accordance with UK company law.

Where the group has a legally enforceable right to set off the recognised amounts and intends to settle on a net basis or to realise the asset and settle the liability simultaneously then both the asset and the liability are derecognised.

Financial instruments from 1 April 2005

Derivative financial instruments are held in the balance sheet at their fair value. All derivative financial instruments held during the year ended 31 March 2006 qualify for hedge accounting. The group currently only has cash flow hedges.

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. Any ineffective portion of the hedge is recognised in the income statement.

When the cash flow hedge of a forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are recognised in the income statement.

If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the income statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the income statement immediately.

Financial assets held at fair value through income statement

This classification includes two sub-classifications, namely, financial assets held for trading and those designated at fair value through the income statement at inception. A financial asset is classified in this way if acquired principally for the purpose of selling in the short term or if so designated by management. These financial assets are measured at fair value, and changes in the fair value are recognised in the income statement. Assets in this category are classified as current assets if they are held for trading or are expected to be realised within 12 months of the balance sheet date.

Notes to the Consolidated Financial Statements (continued)

5.	Accounting policies under IFRS (continued)

(l)	Property, plant and equipment

Property, plant and equipment are stated at historical cost or deemed cost, less accumulated depreciation and impairment losses. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customer’s premises and includes contractors’ charges, materials and labour and related overheads directly attributable to the cost of construction.

Land and buildings, are stated at a deemed cost. Land and buildings, which were previously revalued on 31 December 2003, were frozen at deemed cost, based on their fair values at 1 April 2004, under IFRS 1 transition rules.

Depreciation

Depreciation is provided on property, plant and equipment (excluding land), on a straight-line basis, so as to write off their cost less residual amounts over their estimated economic lives. The estimated economic lives assigned to property, plant and equipment are as follows:

Asset Class	31 March 2005 Estimated Economic Life (Years)	31 March 2006 Estimated Economic Life (Years)
Buildings	40	40
Network Plant
Transmission Equipment
Duct	20	20
Overhead cable/poles	10-15	10-15
Underground cable	14	14
Other local network	15	6-8
Exchanges
Exchange line terminations	8	8
Core hardware/operating software	3-4	3-4
Others	3-7	3-7

The group’s policy is to review the remaining economic lives and residual values of property, plant and equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life and residual value. This year’s review resulted in the adjustment of certain asset lives, as outlined in the table above. These changes were effected to more accurately reflect the asset lives in the industry.

Fully depreciated property, plant and equipment are retained in the cost of property, plant and equipment and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the income statement.

Assets in the course of construction

Assets in the course of construction represent the cost of purchasing, constructing and installing property, plant and equipment ahead of their own productive use. No depreciation is charged on assets in the course of construction. The estimated amount of interest incurred, based on the weighted average interest rate on outstanding borrowings, while constructing capital projects is capitalised.

Asset retirement obligations

The group has certain obligations in relation to the retirement of assets mainly poles, batteries and international cable. The group also has obligations to dismantle base stations and to restore the property owned by third parties on which the stations are situated after the stations are removed. The group capitalises the future discounted cash flows associated with these asset retirement obligations and depreciates these assets over the useful life of the related asset.

(m)	Impairment

Assets that have an indefinite useful life, principally goodwill, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation and depreciation are also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its

Notes to the Consolidated Financial Statements (continued)

5.	Accounting policies under IFRS (continued)

(m)	Impairment (continued)

recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(n)	Capital grants

Grants from the government and other parties are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(o)	Leased assets

The capital cost of property, plant and equipment acquired under finance leases is included in property, plant and equipment and depreciated over the shorter of the lease term and the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in current and non-current liabilities, as applicable, while the interest is charged to the income statement over the primary lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(p)	Inventories

Inventories comprise consumable items and goods held for resale. Inventories are stated at the lower of cost and net realisable value. Cost is calculated on a weighted average basis and includes invoice price, import duties and transportation costs. Where necessary, write-downs in the carrying value of inventories are made for damaged, deteriorated, obsolete and unusable items on the basis of a review of individual items included in inventory.

(q)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently less any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or a financial re-organisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. All movements in the level of the provision required are recognised in the income statement.

(r)	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments readily convertible to cash.

(s)	Indefeasible rights of use (“IRU”)

The group accounts for IRU contracts in the following manner:

(i)	The sales contracts are accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period.

(ii)	The purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight-line basis as an expense over a 7 year period.

Notes to the Consolidated Financial Statements (continued)

5.	Accounting policies under IFRS (continued)

(t)	Employee benefits

(i)	Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments determined by periodic actuarial calculations to trustee-administered funds. The group operates both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate fund. Under defined contribution plans, the group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The amount recognised in the balance sheet in respect of defined benefit pension plans is the present value of the groups defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of AA corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses, arising from experience adjustments and changes in actuarial assumptions, in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Pre 1 January 1984, past-service costs are the responsibility of the Irish Minister for Finance. Post 1 January 1984, past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contributions to publicly or privately administered pension plans on a contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii) Share-based compensation

The group operates equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the group revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received on the exercise of share options net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii) Termination benefits

Termination benefits are payable when employment is terminated by the group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Notes to the Consolidated Financial Statements (continued)

5.	Accounting policies under IFRS (continued)

(t)	Employee benefits (continued)

(iv) Bonus plans

The group recognises a provision and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation.

(u)	Provisions

Provisions for obligations relating to the disposal and dismantling of certain assets and related restoration requirements, onerous contracts on property, restructuring programme costs and legal claims are recognised when the group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(v)	Share capital

Ordinary shares are classified as equity. Since the adoption of IAS 32 and IAS 39 on 1 April 2005, preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Prior to 1 April 2005, preference shares were classified as other equity shares within equity, in accordance with UK company law.

(w)	Dividend distribution

Final dividend distributions to equity shareholders are recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the equity shareholders. Interim dividend distributions to equity shareholders are recognised as a liability in the group’s financial statements in the period in which the dividends are paid.

(x)	Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

(y)	Fair value estimation

Fair value is the amount for which an asset, liability or financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than a forced or liquidation sale. The fair value is determined based on quoted prices or by using valuation techniques such as discounted cash flow analysis.

The fair values of short-term deposits, floating-rate loans and overdrafts approximate to their carrying amounts.

(z)	Investments

Fixed asset investments in subsidiaries included in the company balance sheet are shown at cost less provision for impairment.

6.	Financial risk management

Financial risk factors

The group’s activities expose it to a variety of financial risks: market rate risk, credit risk and liquidity risk. Responsibility for managing these risks rests with the Board of eircom Group plc. It is, and has been throughout the period under review, the group’s policy not to trade in financial instruments.

Notes to the Consolidated Financial Statements (continued)

6.	Financial risk management (continued)

The group conducts its business primarily in Ireland and, therefore, operating and investing cash flows are substantially denominated in euro. A limited level of foreign exchange risk arises in relation to a foreign subsidiary, capital expenditure denominated in foreign currencies and foreign exchange settlements with international third party telecommunications carriers.

(a)	Market rate risk

Market rate risk is defined as the exposure of the group’s financial position to movements in interest and foreign exchange rates. The principal aim of managing these risks is to limit the adverse impact on shareholder value of movements in interest rates and foreign exchange rates.

The group uses derivative financial instruments to hedge these risk exposures. Derivative financial instruments are contractual agreements whose value reflects price movements in an underlying asset and liability. The group uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk.

The main derivatives used are interest rate swaps and currency swaps. It is group policy to hedge the majority of currency risk. The group seeks to manage the fixed/floating mix of its borrowings with the aim of controlling cost while mitigating its exposure to interest rate risk. The group achieves fixed rates on borrowings either directly through the use of fixed rate debt or indirectly through the use of interest rate swaps. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate amounts calculated by reference to an agreed notional principal amount.

(b)	Credit risk

Credit risks are mainly related to counterparty risks associated with trade and other debtors, prepayments, amounts owed by related companies, interest in debt securities and derivative contracts.

The group’s trade debtors are generated by a large number of customers, both private individuals and companies in various industries, mainly in Ireland and hence there is no significant concentration of credit risk. Exposure to credit loss and subscriber fraud is actively monitored on a daily basis, including some processing of current credit information on subscribers from third-party sources.

The group is exposed to credit risk relating to its cash and cash equivalents. The group places its cash with highly rated financial institutions. The group’s policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts. The group has not experienced any losses on such accounts.

Transactions involving derivative contracts are managed by Irish Telecommunications Investment Limited (“ITI”); a wholly owned subsidiary, within a framework of limits approved by the Board, which restrict the group’s dealings to highly rated financial institutions.

(c)	Liquidity risk

The objective of liquidity management is to ensure the availability of sufficient funds to meet the group’s requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets and standby credit lines. The maturity profile of group debt is set out in Note 27 of the Financial Statements.

(d)	Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term-debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

Notes to the Consolidated Financial Statements (continued)

6.	Financial risk management (continued)

(d)	Fair value estimation (continued)

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar instruments.

7.	Critical Accounting Judgements and Estimates

Judgements and estimates are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Establishing lives for depreciation purposes of property, plant and equipment

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of the total assets. The annual depreciation charge depends primarily on the estimated lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on depreciation and amortisation charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis as asset lives are individually determined and there are a significant number of asset lives in use. The effect of the changes in asset lives, of a small number of our total assets, in the income statement for the year ended 31 March 2006 was an increase in the depreciation charge of €24 million. Detail of the useful lives is included in note 5(l). The impact of any change would vary significantly depending on the individual changes in assets and the classes of assets impacted.

(b)	Establishing lives for amortisation purposes of intangible assets

The group has significant levels of intangible assets. The amortisation charge is dependent on the estimated lives allocated to each type of intangible asset. The directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives and the expected pattern of consumption of the future economic benefits embodied in the asset. Changes in asset lives can have a significant impact on amortisation charges for the period. The effect of the changes in asset lives in the income statement for the year was a decrease in the amortisation charge by €4 million. Detail of the useful lives is included in Note 5(d) and the related intangible assets are set out in Note 17.

(c)	Making appropriate long-term assumptions in calculating pension liabilities, surpluses and costs

The group operates funded defined benefit schemes, which are independent of the group’s finances, for the majority of employees. Valuations of the main scheme are carried out on an annual basis by the actuaries to the schemes. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations and the unrecognised pension surplus or deficit at the date of the last valuation. The cost of these benefits and the present value of the pension liabilities depend on the assumptions made in respect of such factors as the life expectancy of the members of the scheme, the salary progression of current employees, the return that the pension fund assets will generate in the period before they are used to fund the pension payments and the discount rate at which the future pension payments are valued. The group uses estimates for all of these factors in determining the pension costs, surpluses arising on acquisitions and liabilities reflected in the financial statements. Differences between assumptions made and actual experience and changes in assumptions made also impact on pension charges. The effect of changes in assumptions on the pension scheme valuation is contained in Note 41.

(d)	Providing for doubtful debts

The group provides services to individuals and business customers on credit terms. The group expects that some debts due will not be paid as a result of the default of a small number of customers. The group uses estimates based on historical experience in determining the level of debts, which the group believes, will not be collected. These estimates include such factors as the current state of the Irish economy and particular industry issues. A significant, unanticipated downturn in the Irish economy or negative industry trends could require an increase in the estimated level of debts that will not be collected, which would negatively impact the operating results. Any

Notes to the Consolidated Financial Statements (continued)

7.	Critical Accounting Judgements and Estimates (continued)

(d)	Providing for doubtful debts (continued)

significant reduction in the level of customers that default on payments or other significant improvements that resulted in a reduction in the level of bad debt provision would have a positive impact on the operating results. The level of provision required is reviewed on an ongoing basis.

(e)	Providing for litigation, contingencies and other constructive obligations

The group is a party to lawsuits, claims, investigations and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. The group reviews the current status of any pending or threatened proceedings with the group’s legal counsel on a regular basis. In determining whether provisions are required with respect to pending or threatened litigation, management reviews the following: (1) the period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) the degree of probability of an unfavourable outcome; and (3) the ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, the group recognise any loss that is considered probable and reasonably quantifiable as of the balance sheet date. In addition, the group provides for other items of an uncertain timing or amount, such as liabilities arising as a result of self-insurance and disputes with third parties, including regulatory authorities. These provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Estimates and judgements are used in determining the level of provisioning required and the timing of payments.

The group has onerous contracts associated with vacant offices and industrial leasehold properties and disposals relating to relocations. The group has estimated the future cash outflows arising from these onerous contracts. The estimation of outflows includes judgements in respect of the sub-let of certain of the properties. If the group were unable to sublet the properties for the duration of the leases an additional provision of €16.3 million would be required in the financial statements.

(f)	Making appropriate medium-term assumptions on asset impairment reviews

The group undertakes a review for impairment annually or if events or circumstances indicate that the carrying amount may not be recoverable. Factors which the group consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3) results of fair market valuations performed. These impairment charges under IFRS are based upon the excess of the carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying value over the recoverable amount of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

(g)	Assessing the level of interconnect income from and payments to other telecommunications operators

The group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions. Changes in the estimates directly affect revenue, operating costs and profit.

(h)	Asset retirement obligations

The group has certain obligations in relation to the retirement of assets mainly poles, batteries and international cable. The group also has obligations to dismantle base stations and to restore the property owned by third parties on which the stations are situated after the stations are removed. Significant judgement is required in determining the cash flows associated with these retirement obligations as some of the cash flows are anticipated up to 20 years in the future.

8.	Business combinations

On 23 November 2005, the group acquired 100% of the share capital of Meteor Ireland Holdings, LLC, a company incorporated in Delaware, the holding company of Meteor Mobile Communications Limited, a mobile telecommunications company operating in Ireland. The acquired business contributed revenues of €87 million and net loss of €11 million to the group for the period 23 November 2005 to 31 March 2006. The fair values used are provisional.

Notes to the Consolidated Financial Statements (continued)

8.	Business combinations (continued)

If the acquisition had occurred on 1 April 2005, group revenue would have been €221 million (unaudited), and loss before allocations would have been €60 million (unaudited). These amounts have been calculated using the group’s accounting policies and by adjusting the results of the subsidiary to reflect the depreciation and additional amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 April 2005, together with the consequential tax effects.

Details of net assets acquired and goodwill are as follows:

€’m
(audited)
Purchase consideration:
–Cash paid	419
–Direct costs relating to the acquisition	11
Total purchase consideration	430

Fair value of net assets acquired	(196)
Goodwill (Note 16)	234

The goodwill is attributable to the high growth rate and anticipated profitability of the acquired business.

The assets and liabilities arising from the acquisition are as follows:

	Fair Value €’m	Acquiree’s Carrying Value €’m
	(audited)
Cash and cash equivalents	2	2
Property, plant and equipment (Note 18)	98	136
Goodwill	—	33
Trademarks (included in other intangible assets) (Note 17)	22	—
Customer relationships (included in other intangible assets) (Note 17)	49	—
Licences (included in other intangible assets) (Note 17)	52	13
Receivables	45	45
Payables	(59)	(59)
Provisions for other liabilities and charges (Note 32)	(4)	(4)
Net deferred tax liabilities (Note 31)	(9)	—
Net assets acquired	196	166

€’m
(audited)
Purchase consideration settled in cash	430
Cash and cash equivalents in subsidiary acquired	(2)
Cash outflow on acquisition	428

There were no acquisitions in the year ended 31 March 2005.

Notes to the Consolidated Financial Statements (continued)

9.	Segment information

Primary reporting format—business segments

The group provides communications services, principally in Ireland. The group is organised into two main business segments:

(a)	Fixed line; and

(b)	Mobile.

The segment results for the year ended 31 March 2006:

	Fixed line €’m	Mobile €’m	Inter-segment €’m	Group €’m
	(audited)
Revenue	1,618	87	(12)	1,693
Operating profit / (loss) / Segment result	246	(12)	—	234
Finance costs				(150)
Finance income				27
Share of profit of associates				1
Profit before income tax				112
Income tax expense				(30)
Profit for the year				82

The segment results for the year ended 31 March 2005:

	Fixed line €’m	Mobile €’m	Inter-segment €’m	Group €’m
	(audited)
Revenue	1,598	—	—	1,598
Operating profit / Segment result	213	—	—	213
Finance costs				(139)
Finance income				13
Share of profit of associates				1
Profit before income tax				88
Income tax expense				(9)
Profit for the year				79

Other segment items included in the income statement are as follows:

	31 March 2005			31 March 2006
	Fixed line €’m	Mobile €’m	Group €’m	Fixed line €’m	Mobile €’m	Group €’m
	(audited)
Amortisation (Note 17)	20	—	20	9	6	15
Depreciation (Note 18(b))	296	—	296	308	10	318
Restructuring programme costs	66	—	66	30	—	30
Impairment of trade receivables (Note 24)	13	—	13	17	2	19
Reversal of trade receivable impairments (Note 24)	(2)	—	(2)	(18)	—	(18)
Impairment of Inventories (Note 23)	1	—	1	—	1	1

Notes to the Consolidated Financial Statements (continued)

9.	Segment information (continued)

(b)	Mobile (continued)

The segment assets and liabilities and capital expenditure are as follows:

	As at 31 March 2006
	Fixed line €’m	Mobile €’m	Unallocated €’m	Group €’m
	(audited)
Assets	3,499	503	202	4,204
Investments in associates	—	—	—	—
Total assets	3,499	503	202	4,204

Liabilities	806	77	2,730	3,613

Capital expenditure:
Intangible assets
–Arising on acquisition (Note 17)	—	123	—	123
–Other expenditure (Note 17)	16	—	—	16
Property, plant and equipment
–Arising on acquisition (Note 18)	—	98	—	98
–Other expenditure (Note 18)	234	16	—	250

	As at 31 March 2005
	Fixed line €’m	Mobile €’m	Unallocated €’m	Group €’m
	(audited)
Assets	3,611	—	199	3,810
Investments in associates	—	—	1	1
Total assets	3,611	—	200	3,811

Liabilities	820	—	2,616	3,436

Capital expenditure:
Intangible assets (Note 17)	13	—	—	13
Property, plant and equipment (Note 18)	204	—	—	204

Segment assets consist primarily of property, plant and equipment, goodwill and other intangible assets, inventories, receivables and operating cash. They exclude deferred taxation, investments and derivatives designated as hedges of borrowings.

Segment liabilities comprise operating liabilities and provisions for liabilities and other charges. They exclude items such as taxation, corporate borrowings and related hedging derivatives.

Capital expenditure comprises additions to intangible assets (Note 17) and property, plant and equipment (Note 18), including additions resulting from acquisitions through business combinations (Note 8).

Secondary reporting format—geographical segments

The group’s fixed line business segment operates in two geographical areas, Ireland and the United Kingdom. The United Kingdom does not constitute a separately reportable segment as it represents less than 10% of fixed line turnover.

Notes to the Consolidated Financial Statements (continued)

10.	Operating costs

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Staff costs:
Wages and salaries	367	367
Social welfare costs	14	16
Share options granted to directors and employees	1	2
Pension costs—defined contribution plans	3	5
Pension costs—defined benefit plans	37	82
	422	472
Staff costs capitalised	(58)	(62)
Net staff costs included in operating costs	364	410
Other operating costs:
Payments to telecommunications operators	298	328
Purchase of goods for resale, commission and related costs	81	104
Materials and services	52	49
Other network costs	28	28
Accommodation	53	73
Sales and marketing	34	58
Transport and travel	18	20
IT costs	15	15
Provision for impaired receivables	11	1
Other costs	49	62
Total other operating costs	639	738
Total operating costs excluding amortisation, depreciation and restructuring programme costs	1,003	1,148

Amortisation (Note 17)	20	15
Depreciation (net) (Note 18)	296	318
Restructuring programme costs	66	30
Profit on disposal of property and investments	—	(52)
Total operating costs	1,385	1,459

(a)	Operating costs are stated after charging:

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Research costs	1	1
Hire of plant and machinery	3	3
Other operating lease rentals	20	38
Net exchange gain on foreign currency borrowings less deposits	—	—

Notes to the Consolidated Financial Statements (continued)

10.	Operating costs (continued)

(b)	Services provided by the group’s auditor and network firms

The group obtained the following services from the group’s auditor at costs as detailed below:

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Audit services
Statutory audit	0.7	1.1
Other audit related services (including non-statutory audits)	0.7	0.7
Audit related regulatory reporting	2.3	1.5
	3.7	3.3
Further assurance services	0.3	3.1
Tax advisory services	0.1	0.1
	4.1	6.5

Included in the table are group audit fees and expenses paid and payable to the group’s auditor of €1.1 million (2005: €0.7 million), of which €0.1 million (2005: €0.1 million) was paid in respect of the parent company.

Also included above are fees paid to the group’s auditor in respect of non-statutory audit services of €5.4 million (2005: €3.4 million).

Total services, included in the table above, in the amount of €2.3 million have not been included in operating costs as they relate to audit related and other services provided by the auditors in respect of the group’s rights issue and acquisition of Meteor. The rights issue costs have been charged against share premium and the costs associated with the acquisition of Meteor have been capitalised thereby increasing goodwill in the consolidated balance sheet.

11.	Profit on disposal of property and investments

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Profit on disposal of property	—	48
Profit on disposal of Investments	—	4
	—	52

Notes to the Consolidated Financial Statements (continued)

12.	Finance costs—net

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
(a) Finance costs:
Interest payable on bank loans and other debt	132	129
Amortisation of issue costs of bank loan and other debt	4	5
Debt issue costs write off	(1)	—
Fair value losses on financial asset associated with temporary income stream annuity (“TIS”)	11	2
Dividends payable on preference shares	—	19
Finance lease interest	—	1
Capitalised interest on property, plant and equipment	(7)	(6)
	139	150
(b) Finance income:
Interest income	(8)	(12)
Fair value gain on financial liability associated with temporary income stream annuity (“TIS”)	(5)	(15)
	(13)	(27)
Exchange differences arising on foreign currency borrowings
Unrealised (gains)/losses	(12)	13
Hedging contract losses/(gains)	12	(13)
Finance costs—net	126	123

The rate applied to capitalised interest is 5.9% (2005: 5.6%).

Preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities since the adoption of IAS 32 and IAS 39 on 1 April 2005 and the dividends on these preference shares are recognised in the income statement as interest expense from that date. Previously the dividends accruing to preference shares were recognised as dividends in accordance with UK company law and were included as a movement in equity.

13.	Income tax expense

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
(a) Recognised in the income statement

Current tax expense
Current year	20	35
Adjustments for prior years	(4)	8
	16	43

Deferred tax expense
Origination and reversal of temporary difference (note 31)	(7)	(13)
Total income tax expense in income statement	9	30

Notes to the Consolidated Financial Statements (continued)

13.	Income tax expense (continued)

(b)	Reconciliation of effective tax rate

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Profit before tax	88	112
Tax calculated at Irish tax rates	11	14

Effects of:-
Non deductible expenses	2	7
Utilisation of losses forward	(1)	—
Income taxable at higher rate	1	1
Adjustment in respect of prior periods	(4)	8
Tax charge for year (note 13(a))	9	30

The weighted average applicable tax rate was 12.5% (2005: 12.5%).

14.	Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year.

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Profit attributable to equity holders of the company	58	82
Weighted average number of ordinary shares in issue	820,969,597	985,496,483
Basic earnings per share (€ per share)	0.07	0.08

For the year ended 31 March 2005, the profit attributable to equity holders is after adjusting for €21 million of dividends payable in respect of preference shares. From 1 April 2005, dividends payable on preference shares are included in finance costs.

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company has two categories of potentially dilutive ordinary shares: convertible debt and share options. The convertible debt is not dilutive for the year ended 31 March 2006 or 31 March 2005. For the share options a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the company’s shares for the years) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Profit attributable to equity holders of the company	58	82
Weighted average number of ordinary shares in issue	820,969,597	985,496,483
Adjustment for
–share options	2,890,847	3,204,531
Weighted average number of ordinary shares for diluted earnings per share	823,860,444	988,701,014
Diluted earnings per share (€ per share)	0.07	0.08

Notes to the Consolidated Financial Statements (continued)

15.	Dividends

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Group and company
Interim paid dividend of €0.05 (2005: €0.05) per share	37	54
Final dividend in respect of 2005 of €0.06 (2005: €Nil) per share	—	45
	37	99

On 14 May 2006 the Board of Directors declared a second interim dividend in respect of the financial year ended 31 March 2006 of €0.052c per ordinary share payable on 26 June 2006 to all ordinary shareholders on the register of members as at 26 May 2006. The second interim dividend is in substitution for a final dividend in respect of the financial year to 31 March 2006 and no final dividend will be proposed at the annual general meeting. This further interim dividend will absorb an estimated €56 million of shareholders’ funds.

16.	Goodwill

	As at
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
At 1 April 2005	761	761
Additions (Note 8)	—	234
At 31 March 2006	761	995

Accumulated Amortisation
At 1 April 2005 and 31 March 2006	92	92
Net book value at end of year	669	903

There are no accumulated impairments on goodwill. Following the introduction of IFRS 3 “Business Combinations” from 1 April 2004, goodwill is no longer subject to amortisation, but is tested for impairment annually.

Impairment test of goodwill

Substantial goodwill amounts are allocated to the cash generating units below. Apart from goodwill no intangible assets with an indefinite useful life are recognised in the balance sheet.

The allocation of goodwill to the cash generating units is as follows:

	As at
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Fixed line	669	669
Mobile	—	234
Total	669	903

The value of goodwill was tested in the fourth quarter after business planning had been completed. In 2006 and 2005 no impairments were recorded or reversed.

The valuation methods and significant assumptions for the impairment test are presented below:

Fixed line

The recoverable amount of the cash-generating unit was calculated on the basis of value in use, using the discounted cashflow (DCF) method. Future cashflows were forecasted in line with the one year business plan approved by the Board of Directors. The discount rate on the scheduled pre tax weighted average cost of capital (WACC) was 8.5%. The terminal value was calculated using a long-term growth rate of nil from 31 March 2007. eircom considers the business plan and long-term projections to be reasonable in view of the anticipated performance of the Irish economy. Sensitivity analysis using a higher discount rate of 9.5% was also performed which would not lead to an impairment.

Notes to the Consolidated Financial Statements (continued)

16.	Goodwill (continued)

Mobile

The recoverable amount of the cash-generating unit was calculated on the basis of value in use, using the discounted cashflow (DCF) method. Future cashflows were forecasted in line with the five-year business plan approved by the Board of Directors. The discount rate on the scheduled pre tax WACC was 11.5%. The terminal value was calculated using a long-term growth rate of nil. eircom considers the business plan and long-term projections to be reasonable in view of the anticipated performance of the Irish economy. Sensitivity analysis using a higher discount rate of 12.5% was also performed which would not lead to an impairment.

17.	Other intangible assets

			Intangible assets from acquisitions
	Computer software €’m	Monitoring contracts €’m	Trademarks €’m	Contracts and related customer relationships €’m	License €’m	Total €’m
Cost
At 1 April 2004	94	—	—	—	—	94
Additions	11	2	—	—	—	13
At 31 March 2005	105	2	—	—	—	107

Arising on acquisition (Note 8)	—	—	22	49	52	123
Additions	14	2	—	—	—	16
Disposals/retirements	(5)	—	—	—	—	(5)
At 31 March 2006	114	4	22	49	52	241

Amortisation
At 1 April 2004	70	—	—	—	—	70
Charge for the year	20	—	—	—	—	20
At 31 March 2005	90	—	—	—	—	90

Charge for the year	8	1	1	4	1	15
Disposals/retirements	(5)	—	—	—	—	(5)
At 31 March 2006	93	1	1	4	1	100

Net Book Value at 31 March 2006	21	3	21	45	51	141
Net Book Value at 31 March 2005	15	2	—	—	—	17

Computer software relates to internal and external capitalised software development costs. Certain computer software asset lives were increased from 3 to 4 years following a review of asset lives by the group. The effect of the changes in the income statement for the year was a decrease in the amortisation charge of €4 million.

Monitoring contracts relates to purchased monitoring contracts in our residential security systems operation.

Intangible assets from acquisitions relate to intangible assets resulting from the acquisition Meteor (see Note 8).

Amortisation of €15 million (2005: €20 million) is included in “depreciation and amortisation” in the income statement.

The following useful lives have been determined for the intangible assets acquired during the year:

Years
Computer software	3-4
Monitoring contracts	3
Intangible assets from acquisitions:
Prepaid customer relationships	2
Postpaid customer relationships	7
Roaming customer relationships	10
Brand	12
GSM License	25

Notes to the Consolidated Financial Statements (continued)

18.	Property, plant and equipment

(a)

	Land & Buildings €’m	Network Plant & Equipment €’m	Total €’m
	(audited)
Cost or Valuation
At 1 April 2004	499	2,494	2,993
Additions	13	191	204
Disposals/retirements	(3)	(1)	(4)
At 31 March 2005	509	2,684	3,193

Acquisition of subsidiary (Note 8)	—	98	98
Additions	14	236	250
Disposals/retirements	(12)	(18)	(30)
At 31 March 2006	511	3,000	3,511

Accumulated Depreciation
At 1 April 2004	51	814	865
Charge for year (Note 18 (b))	17	280	297
Disposals/retirements	—	(1)	(1)
At 31 March 2005	68	1,093	1,161

Charge for year (Note 18 (b))	15	305	320
Disposals/retirements	(1)	(18)	(19)
At 31 March 2006	82	1,380	1,462
Total Net Book Value at 31 March 2006	429	1,620	2,049
Total Net Book Value at 31 March 2005	441	1,591	2,032

The group’s policy is to review the remaining economic lives and residual values of property, plant and equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life and residual value. This year’s review resulted in the adjustment of asset lives, as outlined in Note 5(l). These changes were effected to more accurately reflect the asset lives in the industry as a result of development in the industry and the group’s plans during the current year. The effect of the changes in the income statement for the year was an increase in the depreciation charge of €24 million. The last valuation of Land & Buildings was carried out by Lisney, Estate Agents, auctioneers and Valuers, as at 31 December 2003.

The group has capitalised interest costs of €6 million (2005: €7 million) that are directly attributable to the construction of qualifying property, plant and equipment. The rate applied to capitalised interest is 5.9% (2005: 5.6%).

(b)    The depreciation charged in the income statement is net of capital grants amortised during the year as follows:

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Depreciation	297	320
Amortisation of capital grants (Note 30)	(1)	(2)
	296	318

(c)	Analysis of net book value of land and buildings is as follows:

	As at
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Freehold	299	312
Leasehold:
Over 50 years unexpired	108	94
Under 50 years unexpired	34	23
	441	429

Notes to the Consolidated Financial Statements (continued)

18.	Property, plant and equipment (continued)

(d)	Included in property, plant and equipment is plant and equipment acquired under finance leases as follows:

	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Cost	63	74
Accumulated depreciation	(48)	(61)
Net book value	15	13

Depreciation charge for the year	11	13

(e)	Assets in course of construction

Included in property, plant and equipment are assets in the course of construction of €90 million (2005: €85 million).

19.	Investments

Fixed asset investments

	As at
	Group		Company
	31 March 2005 €’m	31 March 2006 €’m	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Shares in group undertakings
At beginning of year—unlisted	—	—	588	588
Additions	—	—	—	219
At end of year—unlisted	—	—	588	807

Additions comprise of a capital contribution to Meteor Mobile Communications Limited.

20.	Investments in associates

	As at
	Group		Company
	31 March 2005 €’m	31 March 2006 €’m	31 March 2005 €’m	31 March 2006 €’m
	(audited)
At beginning of year	—	1	—	—
Share of profit after tax of associates	1	1	—	—
Disposal of associate	—	(2)	—	—
At end of year	1	—	—	—

The group share of the results of its principal associates, all of which are unlisted, and its share of the assets and liabilities are as follows:

	Assets €’m	Liabilities €’m	Revenues €’m	Profit €’m	Interest held %
	(audited)
2005
Beacon Integrated Solutions Limited	—	—	—	—	49%
Telecom Engineering Services Limited	6	5	18	1	35%
Altion Limited	—	—	1	—	33%
Buy4Now Limited	—	—	1	—	22%
	6	5	20	1

2006
Altion Limited	—	—	1	—	33%
Telecom Engineering Services Limited	—	—	15	1	35%
Buy4Now Limited	—	—	1	—	22%
	—	—	17	1

Notes to the Consolidated Financial Statements (continued)

20.	Investments in associates (continued)

During the year ended 31 March 2006 the group share (35%) of Telecom Engineering Services Limited was sold for a consideration of €2.1 million.

Other than profit and the group’s share of assets of associates, no amounts are included in the consolidated financial statements.

The group has no unrecognised losses relating to associates.

21.	Financial asset at fair value through income statement

	As at
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Non-current assets
Financial asset associated with temporary income stream annuity (“TIS”)	50	53

Current assets
Financial asset associated with temporary income stream annuity (“TIS”)	22	17
	72	70

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. The assets set aside to fund the payment stream at the balance sheet date are recognised under “financial asset at fair value through income statement” and the liability is recognised under “provisions for other liabilities and charges”.

Financial assets at fair value through income statement are presented within the section on operating activities as part of changes in working capital in the cash flow statement (Note 37). These assets are not classified as held for trading but were designated at fair value through income statement at inception.

22.	Other assets

	As at
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Non-current assets
Lease receivable	118	105

Current assets
Lease receivable	9	25
	127	130

Two subsidiaries within the group are party to a financing transaction under which lease receivable balances equal lease obligation balances. These are shown gross on the balance sheet. The lease receivable balance is recognised under “other assets” and the lease obligation is recognised under “borrowings”.

23.	Inventories

	As at
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Network development and maintenance stocks	6	5
Consumable and other stocks	5	8
	11	13

The cost of inventories recognised as an expense and included in “operating costs” amounted to €74 million (2005: €52 million). The net replacement cost of stocks is not expected to be materially different from that shown above.

The group has recognised a loss of €1 million (2005: €1 million) for the impairment of its inventories during the year ended 31 March 2006. The group has not used provision for impaired inventories during the year ended 31 March 2006. The creation and usage of provision for impaired inventories have been included in “operating costs” in the income statement.

Notes to the Consolidated Financial Statements (continued)

24.	Trade and other receivables

	As at
	Group		Company
	31 March 2005 €’m	31 March 2006 €’m	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Amounts falling due within one year:
Trade receivables	283	284	—	—
Less: Provision for impairment of receivables	(73)	(36)	—	—
Trade receivables—net	210	248	—	—
Prepayments and accrued income	93	103	—	—
Amounts due from group undertakings	—	—	—	169
Dividends due from group undertakings	—	—	105	105
	303	351	105	274

The fair values of trade and other receivables approximate to their carrying amounts.

There is no concentration of credit risk with respect to trade receivables due to the group’s customer base being large in number and unrelated. Due to this, management believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.

The group has recognised a provision of €19 million (2005: €13 million) for the impairment of its trade receivables during the year ended 31 March 2006. The group has used provision for impaired receivables of €38 million (2005: €8 million) during the year ended 31 March 2006. The group reversed provisions for impaired receivables of €18 million (2005: €2 million) during the year ended 31 March 2006. The creation and usage of provision for impaired receivables have been included in “operating costs” in the income statement.

25.	Restricted cash (Group and Company)

The restricted cash balance of €1 million was used by the company during the year ended 31 March 2006 for the purposes of redeeming the outstanding Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on the deposit, after deduction of any taxation payable, was payable as part of the redemption price in respect of the Redeemable Preference Shares and Trancheable Redeemable Preference Shares to the extent not elected to be received as pre-redemption dividend.

26.	Cash and cash equivalents (Group and Company)

	As at
	Group		Company
	31 March 2005 €’m	31 March 2006 €’m	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Cash and cash equivalents	388	411	143	34

The book value of cash and cash equivalents approximates their fair value. The effective interest rate on short term bank deposits was 2% (2005:2%), these deposits have an average maturity of 4 days.

Notes to the Consolidated Financial Statements (continued)

27.	Borrowings

Group	Book Value		Fair Value
	As at
	31 March 2005 €’m	31 March 2006 €’m	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Non-current liabilities
Bank borrowings (Senior Credit Facility)	1,180	1,040	1,180	1,040
7.25% Senior Notes due 2013 (listed)	550	550	615	600
8.25% Senior Subordinated Notes due 2013 (listed)	478	491	533	539
	2,208	2,081	2,328	2,179
Debt issue costs	(39)	(34)	—	—
	2,169	2,047	2,328	2,179
Finance leases—defeased	118	105	118	105
Finance leases	—	5	—	5
Preference shares (Note 28)	—	115	—	115
Borrowings	2,287	2,272	2,446	2,404

Current liabilities
Bank borrowings (Senior Credit Facility)	70	140	70	140
Debt issue costs	(2)	(2)	—	—
	68	138	70	140
Finance leases—defeased	9	25	9	25
Finance leases	—	3	—	3
Preference shares (Note 28)	—	29	—	29
Borrowings	77	195	79	197
Total Borrowings	2,364	2,467	2,525	2,601

The Senior Credit Facility €1,180 million (2005: €1,250 million) is secured, amongst other things, by a pledge of the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI. The group can repay these borrowings at any time.

The senior notes are unsecured senior obligations of Valentia Telecommunications. eircom Limited guarantee the senior notes on a senior unsecured basis. The senior subordinated notes are unsecured senior obligations of eircom Funding. eircom Limited, eircom Group plc and Valentia Telecommunications guarantee the senior notes on a senior subordinated basis. There are financial penalties involved in any early repayment of these notes and also there are certain limitations on the extent to which the company can repay these notes.

Two subsidiaries within the group are party to a financing transaction under which lease receivables balances equal lease obligation balances. These are shown gross on the balance sheet. The lease obligation is recognised under “borrowings” and the lease receivable balance is recognised under “other assets”. These borrowings are secured over the leased assets.

The fair values of borrowings are based on market prices or discounted cash flows where the discount rate reflects the risks inherent in each type of borrowing. The carrying amounts of current liabilities and assets are deemed to approximate their fair value. See Note 29 for the fair value of derivative instruments entered into in relation to these borrowings.

Notes to the Consolidated Financial Statements (continued)

27.	Borrowings (continued)

Maturity of financial borrowings

The maturity profile of the carrying amount of the group’s borrowings is set out below.

	Within 1 Year €’m	Between 1 & 2 Years €’m	Between 2 & 5 Years €’m	After 5 Years €’m	Total €’m
Borrowings:	70	140	1,040	—	1,250
7.25% Senior Notes due 2013 (listed)	—	—	—	550	550
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	478	478
	70	140	1,040	1,028	2,278
Debt issue costs	(2)	(2)	(4)	(33)	(41)
	68	138	1,036	995	2,237
Finance leases—defeased	9	29	89	—	127
At 31 March 2005	77	167	1,125	995	2,364

Borrowings:	140	140	900	—	1,180
7.25% Senior Notes due 2013 (listed)	—	—	—	550	550
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	491	491
	140	140	900	1,041	2,221
Debt issue costs	(2)	(2)	(1)	(31)	(36)
	138	138	899	1,010	2,185
Finance leases—defeased	25	36	69	—	130
Finance leases	3	5	—	—	8
Preference shares	29	29	72	14	144
At 31 March 2006	195	208	1,040	1,024	2,467

Interest accrued on borrowings as at 31 March 2006 is €21 million (2005: €13 million). This is included in accruals in Note 33.

The effective interest rates at the balance sheet date were as follows:

	31 March 2005		31 March 2006
	€	US$	€	US$
Bank borrowings	3.60%	—	3.71%	—
Senior Notes	7.25%	—	7.25%	—
Senior Subordinated Notes	8.25%	8.25%	8.25%	8.25%
Finance leases – defeased	8.20%	—	8.20%	—
Finance leases	—	—	4.60%	—
Convertible preference shares	12.25%	—	12.25%	—

The weighted average life of the fixed rate debt (2005: excludes preference shares) and swaps is set out in the following table:

		Weighted Average Residual Maturity in Years of Fixed-Rate
		31 March 2005	31 March 2006
Underlying debt		8.4	7.4
Swaps:	we receive fixed interest	—	—
	we pay fixed interest	2.0	1.0

Exposure to interest rate changes

The exposure of the group’s borrowings to interest rate changes based on debt maturity at the balance sheet date are as follows:

	31 March 2005 €’m	31 March 2006 €’m
	(audited)
6 months or less	—	40
6-12 months	41	40
1-5 years	701	595
Over 5 years	—	—
	742	675

Notes to the Consolidated Financial Statements (continued)

27.	Borrowings (continued)

Finance lease liabilities—minimum lease payments

	31 March 2005		31 March 2006
	€	€	€	€
	Defeased	Non-defeased	Defeased	Non-defeased
No later than 1 year	11	—	31	4
Later than 1 year and not later than 5 years	135	—	116	5
	146	—	147	9
Future finance charges	(19)	—	(17)	(1)
Present value of finance lease liabilities	127	—	130	8

Borrowing facilities

The group has a €150 million committed floating rate borrowing facility expiring in March 2009 which was undrawn at 31 March 2006. All conditions precedent had been met at 31 March 2006.

In addition the group has €8.25 million, Stg£3.5 million and US$3 million of overdraft facilities that are subject to annual review.

Currency

The group’s borrowings are denominated in the following currencies:

	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Euro	2,171	2,261
US dollar	193	206
	2,364	2,467

Company

The company’s borrowings relate to the preference shares disclosed as part of the group borrowings.

	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Current liabilities	—	29
Non-current liabilities	—	115

28.	Preference shares

	Convertible preference shares €’m	Trancheable redeemable preference shares €’m	Redeemable preference shares €’m	Total €’m
	(audited)
At 31 March 2005	79	1	—	80

Effect of adoption of IAS 32 & IAS 39	79	—	1	80
At 1 April 2005	158	1	1	160

Redemption of preference shares	—	(1)	(1)	(2)
Conversion of convertible preference shares	(14)	—	—	(14)
At 31 March 2006	144	—	—	144

Authorised (Number):
At 1 April 2005	158,583,333	66,000,000	5,000,000
At 31 March 2006	144,166,666	66,000,000	5,000,000

Issued (Number):
At 1 April 2005	158,583,333	671,083	531,870
At 31 March 2006	144,166,666	235,240	77,161

Notes to the Consolidated Financial Statements (continued)

28.	Preference shares (continued)

Rights attaching to preference shares

The rights attaching to the different classes of preference shares are as follows:

(a)	Convertible Preference Shares

Holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of the holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and in priority to the holders of any other class of share) to a fixed cumulative preferential cash dividend at the rate of 12.25% of the deemed subscription price per annum of each Convertible Preference Share held by them (being €1 per Convertible Preference Share). Such dividends are paid in arrears at six monthly intervals commencing from 29 September 2004. If such dividends are not paid it shall accumulate and, from the date which it is due until the date of actual payment, accrue notional dividend interest at a rate of 12.25% per annum.

On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and ranking in priority to the rights of holders of any other class of share) to receive an amount equal to the aggregate amount of any unpaid arrears or accruals of the dividend (including any notional dividend interest that has arisen on unpaid dividends), whether earned or declared or not, calculated up to and including the date of redemption, sale or return of capital or, as the case may be, the date of commencement of winding up, plus the deemed subscription price of that Convertible Preference Share (the “CPS Redemption Amount”).

Holders of Convertible Preference Shares are entitled to receive notice of and to attend and speak at but not to vote at general meetings of eircom Group plc.

eircom Group plc has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof on or within 30 days after an offer to acquire the whole or any part of the issued share capital of eircom Group plc, as a result of which the offeror will acquire the right to cast more than 50% of the votes which may ordinarily be cast at a general meeting, is declared unconditional in all respects. eircom Group plc has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof, unless the holders of Convertible Preference Shares have first notified the company of their election for redemption or conversion, at any time on or after 2 November 2013.

The holders of Convertible Preference Shares have the option to redeem some or all of the Convertible Preference Shares by notifying eircom Group plc on or within 30 days after an offer to acquire the whole or any part of the issued share capital of eircom Group plc, as a result of which the offeror will acquire the right to cast more than 50% of the votes which may ordinarily be cast at a general meeting, is declared unconditional in all respects.

The holders of Convertible Preference Shares have the option to redeem some or all of the Convertible Preference Shares at any time on or after 2 November 2013 by giving the company notice.

The holders of the Convertible Preference Shares have the option to convert, in aggregate, up to 14,416,667 Convertible Preference Shares into Ordinary Shares on the first eleven conversion dates (the first such date being 30 March 2005 and, thereafter, falling at 6 monthly intervals until 29 September 2010), and to convert 14,416,663 Convertible Preference Shares into Ordinary Shares on the last conversion date, such conversion to be made on a pro rata basis amongst holders of Convertible Preference Shares.

The number of Ordinary Shares into which any Convertible Preference Share shall convert is calculated by dividing the CPS Redemption Amount of that Convertible Preference Share by the volume weighted average price of an Ordinary Share on the relevant conversion date, Deferred Conversion Date (see below) or on 2 November 2013 (as appropriate).

Any conversion of Convertible Preference Shares into Ordinary Shares on a Conversion Date, Deferred Conversion Date (see below) or on 2 November 2013 (as appropriate) is limited so that no holder of Convertible Preference Shares would (together with persons acting in concert with him) hold, following conversion, more than a cap of 29.9% of the Ordinary Shares in issue on that date. Furthermore, if on a Conversion Date or a Deferred Conversion Date or on 2 November 2013 the volume weighted average price of the Ordinary Shares on that date falls below 85% of the Offer Price (the “Floor Price”), no Convertible Preference Shares will convert on that date (the “Floor Price Restriction”).

Notes to the Consolidated Financial Statements (continued)

28.	Preference shares (continued)

(a)	Convertible Preference Shares (continued)

On 2 November 2013, to the extent that any Convertible Preference Shares remain in issue and these shares have been prevented from converting on the correct deferred conversion date due to either the operation of the Floor Price Restriction or the existence of a non-routine close period, the holders of such shares shall have the option to convert them into Ordinary Shares (again, subject to the 29.9% cap and the Floor Price Restriction). If, at any time after 2 November 2013, such option is not exercised and the holders of Convertible Preference Shares have not elected to redeem the Convertible Preference Shares then in issue, eircom Group plc will have the option to convert or redeem such shares.

(b)	Trancheable Redeemable Preference Shares

Holders of Trancheable Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of any of the Trancheable Redeemable Preference Shares and Redeemable Preference Shares) to a preferential cash dividend on the first date in any financial year of eircom Group plc, following the date on which the shares are issued or arise on conversion, on which such holders notify eircom Group plc in writing of their wish for a dividend to be declared and paid and on up to a maximum of four other dates falling in each financial year. The dividend is calculated by apportioning the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such shares (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest) and the aggregate amount of dividends previously paid by eircom Group plc to the holders of the Trancheable Redeemable Preference Shares.

On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Trancheable Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of any other Trancheable Redeemable Preference Shares and Redeemable Preference Shares) to receive an amount equal to the subscription price of each Trancheable Redeemable Preference Share (less any capital duty payable by eircom Group plc on the issue of such share) plus the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such tranche (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment or reduction of capital in respect of such Trancheable Redeemable Preference Share (the “Trancheable Redeemable Preference Amount”).

Holders of Trancheable Redeemable Preference Shares are not entitled to receive notice of or to attend, speak or vote at general meetings of eircom Group plc.

eircom Group plc is required to redeem some or all of the Trancheable Redeemable Preference Shares which at any time have been appropriated to the Beneficiaries, provided that the applicable Release Date (as defined in the ESOT Trust Deed and/or APSS Trust Deed) has passed, and eircom Group plc has received notice, in accordance with the Articles, from the holder of the Trancheable Redeemable Preference Shares. eircom Group plc has the option to redeem some or all of the Trancheable Redeemable Preference Shares at any time after 2 November 2013.

(c)	Redeemable Preference Shares.

Holders of Redeemable Preference Shares are entitled (such entitlement ranking at all times in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of the Trancheable Redeemable Preference Shares) to a preferential cash dividend on a maximum of four dates falling in each financial year. The dividend is calculated by apportioning the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such Redeemable Preference Shares (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest and the aggregate amount of dividends previously paid by eircom Group plc to the holders of Redeemable Preference Shares) between the holders of the Redeemable Preference Shares.

On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of Trancheable Redeemable Preference Shares) to receive an amount equal to the subscription price of €1 for each Redeemable Preference Share (less any capital duty payable by

Notes to the Consolidated Financial Statements (continued)

28.	Preference shares (continued)

(c)	Redeemable Preference Shares (continued)

eircom Group plc on the issue of such share) plus the aggregate interest received by eircom Group plc on the amount of the subscription price in respect of each such share deposited in the designated bank account of such Redeemable Preference Shares (less any tax and/or costs or expenses incurred by eircom Group plc in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment of capital in respect of such Redeemable Preference Share (the “Redeemable Preference Amount”).

Holders of Redeemable Preference Shares are not entitled to receive notice of or to attend or vote at general meetings of eircom Group plc.

eircom Group plc is required to redeem some or all of the Redeemable Preference Shares which at any time have been appropriated to the Beneficiaries, provided that the applicable Release Date (as defined in the ESOT Trust Deed and/or APSS Trust Deed) has passed, and eircom Group plc has received notice, in accordance with the Articles, from the holder of the Redeemable Preference Shares. eircom Group plc has the option to redeem some or all of the Redeemable Preference Shares at any time after 31 October 2006 by giving notice to the holders of the Redeemable Preference Shares.

29.	Derivative financial instruments

	As at
	31 March 2005		31 March 2006
	Book Value €’m	Fair Value €’m	Book Value €’m	Fair Value €’m
	(audited)
Current assets
Interest rate swaps	—	—	2	2
	—	—	2	2

Non-current liabilities
Currency swaps	32	57	39	39
	32	57	39	39

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability, if the maturity of the hedged item is less than 12 months.

Currency swaps

At 31 March 2006, the group had currency swap contracts of USD $250 million, euro equivalent €225 million, (2005: USD $250 million, euro equivalent €225 million) outstanding which are used to cover 100% of our dollar denominated Senior Subordinated Notes (Note 27). The euro equivalent at 31 March 2006 of USD $250 million is €206 million (2005: €193 million).

Gains and losses recognised in the cash flow hedging reserve in equity (Note 35) on forward foreign exchange contracts as of 31 March 2006 will be continuously released to the income statement at various dates until 2013.

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31 March 2006 was €500 million (2005: €500 million) and are used to cover a portion of our floating rate borrowings. At 31 March 2006, the fixed interest rate was 2.6318% (2005: 2.6318%) and the floating rate was based on Euribor. Gains and losses recognised in the cash flow hedging reserve in equity (Note 35) on interest rate swaps as of 31 March 2006 will be released to the income statement within one year of the balance sheet date.

Notes to the Consolidated Financial Statements (continued)

30.	Capital grants

	As at
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Received/ receivable
At beginning of year	23	23
Received/receivable during year	—	—
At end of year	23	23
Amortisation
At beginning of year	13	14
Credit for the year	1	2
At end of year	14	16

Net book value at end of year	9	7

The capital grants received by the group relate to programmes to develop the Irish telecommunications infrastructure and were sponsored by the European Union.

31.	Deferred tax liabilities

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same fiscal authority. The group has unrecognised deferred tax assets at 31 March 2006 of €27 million. A valuation provision has been included in respect of the full amount of these losses. The losses are only available for offset in the entity that incurred the losses and there is no expiry date.

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets 31 March 2006 €’m	Liabilities 31 March 2006 €’m	Net 31 March 2006 €’m
	(audited)
Property, plant and equipment	—	(186)	(186)
Deferred revenue	5	—	5
Provisions	2	—	2
Other items—pension	—	(17)	(17)
Arising on acquisition (Note 8)	—	(9)	(9)
	7	(212)	(205)

	Assets 2005 €’m	Liabilities 2005 €’m	Net 2005 €’m
	(audited)
Property, plant and equipment	—	(201)	(201)
Deferred revenue	8	—	8
Provisions	8	—	8
Other items—pension	—	(24)	(24)
	16	(225)	(209)

Notes to the Consolidated Financial Statements (continued)

31.	Deferred tax liabilities (continued)

The movement in deferred tax assets and liabilities during the year is as follows:

	1 April 2005 €’m	Recognised in income credit/(charge) €’m	Arising on acquisition €’m	Recognised in equity €’m	31 March 2006 €’m
	(audited)
Property, plant and equipment	(201)	15	—	—	(186)
Deferred revenue	8	(3)	—	—	5
Provisions	8	(6)	—	—	2
Other items—pension	(24)	7	—	—	(17)
Arising on acquisition (Note 8)	—	—	(9)	—	(9)
	(209)	13	(9)	—	(205)

	1 April 2004 €’m	Recognised in income credit/(charge) €’m	Arising on acquisition €’m	Recognised in equity €’m	31 March 2005 €’m
	(audited)
Property, plant and equipment	(207)	6	—	—	(201)
Deferred revenue	7	1	—	—	8
Provisions	10	(2)	—	—	8
Other items—pension	(26)	2	—	—	(24)
	(216)	7	—	—	(209)

All of the deferred tax assets recognised in the financial statements were available for offset against deferred tax liabilities and hence the net deferred tax provision at 31 March 2006 was €205 million (2005: €209 million).

32.	Provisions for other liabilities and charges

	TIS Annuity Scheme €’m	Onerous Contracts €’m	Other €’m	Total €’m
	(audited)
At 1 April 2005	150	4	70	224

Charged to group income statement:
–Additional provisions	—	13	10	23
–Unused amounts reversed	—	—	(11)	(11)
Increase in provision and capitalised as asset retirement obligation	—	—	5	5
Arising on acquisition (Note 8)	—	—	4	4
Transfer	—	—	5	5
Utilised in the year	(15)	(1)	(9)	(25)
At 31 March 2006	135	16	74	225

Provisions have been analysed between current and non-current as follows:

	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Current	23	37
Non-current	201	188
	224	225

Temporary income stream (“TIS”) annuity scheme

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. The group estimates the liability as the present value of the fixed payment stream due to employees. The annuity liability is recognised under “provisions for other liabilities and charges” and the asset is recognised under “financial asset at fair value through income statement”. At 31 March 2006, the remaining TIS annuity scheme provision is expected to be utilised over a period of 7 years.

Notes to the Consolidated Financial Statements (continued)

32.	Provisions for other liabilities and charges (continued)

Onerous Contracts

In the year ended 31 March 2006, the group has onerous contracts in relation to leases on vacant properties and leasehold disposals relating to the relocation to new corporate headquarters. At 31 March 2006, the liability is expected to be discharged over a period of 1 to 10 years.

Other

The group is self insured in respect of certain personal injury and damage claims. There is a provision for the estimated cost of incidents which have occurred up to 31 March 2006, based on a case by case review with actuarial assistance. The payments will be made as the cases are settled. The group also has a provision for costs arising from certain compliance matters including certain obligations in relation to the retirement of assets mainly poles, batteries, international cable and dismantling and restoration of mobile antenna sites. It is expected that most of these costs will be paid during the period 2006 to 2025 and these anticipated cash flows are discounted using a real rate of return of circa 3%. There was a release of €11 million (2005: €7 million) in relation to a provision for costs arising from certain compliance matters and self insured claims in the year ended 31 March 2006.

33.	Trade and other payables

	Group		Company
	As at
	31 March 2005 €’m	31 March 2006 €’m	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Amounts falling due within one year:-
Trade payables	81	103	—	—
Amounts owed to group undertakings	—	—	30	30
Other tax and social security payable	30	30	—	—
Accruals	346	347	1	1
Deferred income	130	171	—	—
	587	651	31	31

The amounts due to group undertakings are unsecured, interest free and repayable on demand.

34.	Share Capital

The share capital at 31 March 2006 and 31 March 2005 is set out below:-

As at 31 March 2006
Authorised			Issued
Number and Class of Share	Amount €	Nominal Value per Share	Number and Class of Share	Amount €
3,044,873,815 Ordinary shares	304,487,382	€0.10 each	1,073,020,476 Ordinary shares	107,302,048
50,000 Sterling deferred shares	73,260	£1.00 each	50,000 Sterling deferred shares	73,260
12,929,285,500 Non-voting deferred shares	12,929,285	€0.001 each	12,929,285,500 Non-voting deferred shares	12,929,285

Equity share capital	317,489,927		Equity share capital	120,304,593

Notes to the Consolidated Financial Statements (continued)

34.	Share Capital (continued)

As at 31 March 2005
Authorised			Issued
Number and Class of Share	Amount €	Nominal Value per Share	Number and Class of Share	Amount €
3,037,338,447 Ordinary shares	303,733,845	€0.10 each	751,312,987 Ordinary shares	75,131,299

Equity share capital	303,733,845		Equity share capital	75,131,299

5,000,000 Redeemable preference shares	2,500,000	€0.50 each	531,870 Redeemable preference shares	265,935
158,583,333 Convertible preference shares	79,291,666	€0.50 each	158,583,333 Convertible preference shares	79,291,666
66,000,000 Trancheable redeemable preference shares	33,000,000	€0.50 each	671,083 Trancheable redeemable preference shares	335,542
50,000 Sterling deferred shares	73,260	£1.00 each	50,000 Sterling deferred shares	73,260
6,474,488,800 Non-voting deferred shares	6,474,489	€0.001 each	6,474,488,800 Non-voting deferred shares	6,474,489

Other equity share capital	121,339,415		Other equity share capital	86,440,892

Total share capital	425,073,260		Total share capital	161,572,191

The detailed alterations to the authorised and issued share capital of eircom Group plc that have taken place during 31 March 2006 and 31 March 2005, are set out below:-

31 March 2006:

(a)	454,709 Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

(b)	435,843 Trancheable Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

(c)	53,465 Ordinary Shares were allotted and issued, under the eircom Group Executive Share Option Plan, fully paid up in cash at a price of €1.164 per share;

(d)	25,933 Ordinary Shares were allotted and issued, under the eircom Group Executive Share Option Plan, fully paid up in cash at a price of €1.3575 per share;

(e)	742,861 Ordinary Shares were allotted and issued, under the eircom Group Key Executive Share Award Plan, fully paid up in cash at a price of €0.10 per share;

(f)	14,416,667 Convertible Preference Shares converted into 7,535,368 Ordinary Shares and 6,454,796,700 Non-Voting Deferred Shares on 30 September 2005, in accordance with their terms. No conversion took place in March 2006. Following this conversion the authorised share capital is divided into:

(i)	3,044,873,815 Ordinary Shares;

(ii)	5,000,000 Redeemable Preference Shares;

(iii)	144,166,666 Convertible Preference Shares;

(iv)	66,000,000 Trancheable Redeemable Preference Shares;

(v)	50,000 Sterling Deferred Shares; and

(vi)	12,929,285,500 Non-Voting Deferred Shares; and

(g)	313,349,862 shares were issued fully paid up in cash as part of a rights issue at a price of €1.35 per Ordinary Share.

Notes to the Consolidated Financial Statements (continued)

34.	Share Capital (continued)

31 March 2005:

(a)	3,638,023 Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

(b)	65,328,917 Trancheable Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

(c)	2,177,700 Ordinary Shares were allotted and issued, under the eircom Group Executive Share Option Plan, fully paid up in cash at a price of €1.164 per share;

(d)	14,416,667 Convertible Preference Shares converted into 7,338,967 Ordinary Shares and 6,474,436,800 Non-Voting Deferred Shares on 31 March 2005, in accordance with their terms. Following this conversion the authorised share capital is divided into:

(i)	3,037,338,447 Ordinary Shares;

(ii)	5,000,000 Redeemable Preference Shares;

(iii)	158,583,333 Convertible Preference Shares;

(iv)	66,000,000 Trancheable Redeemable Preference Shares;

(v)	50,000 Sterling Deferred Shares; and

(vi)	6,474,488,800 Non-Voting Deferred Shares.

Rights attaching to the classes of shares

The rights attaching to the classes of shares are as follows:

(a)	Ordinary Shares

Every member who is present in person shall have one vote on a show of hands and every member present in person or by proxy shall have one vote for every Ordinary Share held on a poll.

On a distribution of the assets of the company, the holders of Ordinary Shares are entitled to receive the amount paid up on their ordinary shareholding plus a share of any surplus arising after satisfaction in full of the rights of the holders of the various classes of Preference Shares and Sterling Deferred Shares but before the rights of the holders of Non-Voting Deferred Shares.

(b)	Sterling Deferred Shares

The holders of Sterling Deferred Shares are not entitled to any dividend. On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Sterling Deferred Shares are entitled (such entitlement ranking after the rights of holders of Redeemable Preference Shares, Trancheable Redeemable Preference Shares and Convertible Preference Shares and in priority to the rights of holders of Ordinary Shares and Non-Voting Deferred Shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Sterling Deferred Share.

The holders of Sterling Deferred Shares are not entitled to receive notice of or to attend, speak or vote at general meetings of eircom Group plc.

Subject to the Act, eircom Group plc has the option to redeem at any time some or all Sterling Deferred Shares (provided that such shares are credited as fully paid) at a price not exceeding £1 for all of the Sterling Deferred Shares redeemed at any one time.

(c)	Non-Voting Deferred Shares

The holders of Non-Voting Deferred Shares are not entitled to any dividend. On a winding up of eircom Group plc or other return of capital, the holders of Non-Voting Deferred Shares are entitled to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Non-Voting Deferred Share, only after repayment to the holders of Ordinary Shares of the nominal amount paid up thereon and the payment of €1,000,000 on each Ordinary Share.

Holders of Non-Voting Deferred Shares are not entitled to receive notice of or to attend, speak or vote at general meetings of eircom Group plc.

Notes to the Consolidated Financial Statements (continued)

34.	Share Capital (continued)

(c)	Non-Voting Deferred Shares (continued)

eircom Group plc has the option to redeem at any time some or all Non-Voting Deferred Shares in issue (save for any of such Non-Voting Deferred Shares which were created on the conversion of shares which were not created as redeemable shares) at a price not exceeding one cent for all of the Non-Voting Deferred Shares redeemed at any one time.

Share options and awards

eircom Group Executive Share Option Plan

Certain senior executives hold options to subscribe for 53,465 Ordinary Shares in the company at €1.164 per share under the eircom Group Executive Share Option Plan approved by the shareholders in September 2003. These options were required to be exercised by 24 March 2005 but some individuals were unable to exercise their options on or before this date. In the year ended 31 March 2006, all the remaining options have been exercised.

Movements in the number of share options outstanding and their related exercise prices are as follows:

	31 March 2005		31 March 2006
	Exercise price in € per share	Options	Exercise price in € per share	Options
At beginning of year	1.164	2,247,705	1.164	53,465

Exercised	1.164	(2,177,700)	1.164	(53,465)
Lapsed	1.164	(16,540)	—	—
At end of year	1.164	53,465	—	—

The related weighted average price at the time of exercise was €1.88 (2005: €1.50) per share.

eircom Group Employee Share Option Plan—Tranche 1

Certain executive directors and senior executives hold options to subscribe for Ordinary Shares in the company at €1.3575 per share under the eircom Group Employee Share Option Plan approved by the shareholders. The exercise of options will be determined by reference to a performance target measured over a three-year period to 31 March 2007 and, provided the performance targets are met, the options are exercisable from 22 June 2007 to 22 June 2014.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	31 March 2005		31 March 2006
	Average exercise price in € per share	Options	Average exercise price in € per share	Options
	(audited)
At beginning of year	—	—	1.50	8,349,453

Granted	1.50	8,402,442	—	—
Cancelled	—	—	1.50	(927,897)
Lapsed	1.50	(52,989)	—	—
	1.50	8,349,453	1.50	7,421,556
Rebased following rights issue	—	—	1.3575	779,264
Cancelled	—	—	1.3575	(153,240)
Exercised	—	—	1.3575	(25,933)
At end of year	1.50	8,349,453	1.3575	8,021,647

Notes to the Consolidated Financial Statements (continued)

34.	Share Capital (continued)

(c)	Non-Voting Deferred Shares (continued)

Out of the 8,021,647 outstanding share options (2005: 8,349,453 options), none were exercisable in the year ended 31 March 2006. The options which were exercised became exercisable under the “good leaver” provisions of the Plan and were approved by the Remuneration Committee.

Share options and awards

eircom Group Employee Share Option Plan—Tranche 2

Certain executive directors and senior executives hold options to subscribe for Ordinary Shares in the company at €2.205 per share under the eircom Group Employee Share Option Plan approved by the shareholders. The exercise of these options will be determined by reference to a performance target measured over a three-year period to 31 March 2008 and, provided the performance targets are met, the options are exercisable from 7 October 2008 to 7 October 2015.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	31 March 2005		31 March 2006
	Average exercise price in € per share	Options	Average exercise price in € per share	Options
	(audited)
At beginning of year	—	—	—	—

Granted	—	—	2.205	6,041,509
Cancelled	—	—	2.205	(52,564)
At end of year	—	—	2.205	5,988,945

Out of the 5,988,945 outstanding share options (2005: nil options), none were exercisable in the year ended 31 March 2006.

eircom Group Key Executive Share Award Plan

During the year ended 31 March 2004, certain directors and senior management were awarded 1,472,198 free shares under the eircom Group Key Executive Share Award Plan. These shares were to vest in equal portions in March 2005 and March 2006. The portion to vest in March 2005 did not vest until the year ended 31 March 2006. The portion to vest in March 2006 did not vest and it is anticipated that these will vest during the year ended 31 March 2007.

Movements in the number of share awards outstanding are as follows:

	31 March 2005		31 March 2006
	Exercise price in € per share	Awards	Exercise price in € per share	Awards
	(audited)
At beginning of year	0.10	1,472,198	—	1,472,198
Exercised	—	—	—	(742,861)
Rebased following rights issue	—	—	—	83,893
At end of year	0.10	1,472,198	—	813,230

Out of the 813,230 outstanding share awards (2005: 1,472,198), nil awards (2005: 1,472,198) were exercisable in the year ended 31 March 2006. The related weighted average price at the time of exercise was €2.03 (2005: € Nil) per share.

Notes to the Consolidated Financial Statements (continued)

34.	Share Capital (continued)

(c)	Non-Voting Deferred Shares (continued)

Share options and awards outstanding at the end of the year have the following expiry date and exercise prices:

Year of grant	Exercise price in € per share	Exercise period	31 March 2005	31 March 2006
31 March 2004—Share options	1.164	2004 – 2005	53,465	—
31 March 2004—Share awards	0.10	2005 – 2006	1,472,198	813,230
31 March 2005—Share options	1.3575 (1.50 prior to rights issue)	2007 – 2014	8,349,453	8,021,647
31 March 2006—Share options	2.205	2008 – 2015	—	5,988,945
			9,875,116	14,823,822

The fair value of options granted during the period, determined using the Black-Scholes valuation model, was €1.37 million (2005: €0.85 million). The significant inputs into the model were share price of €2.205 (2005: €1.50) at the grant date which equalled the exercise price, standard deviation of expected share price returns of 23% (2005: 19%), dividend yield of 6.18% (2005: 7.33%), option life disclosed above, and annual risk-free interest rate of 3.385% (2005: 4.5%). The volatility, measured at the standard deviation of expected share price returns, is based on statistical analysis of daily share prices over the past two years.

Notes to the Consolidated Financial Statements (continued)

35.	Reserves

Group

	Equity share capital €’m	Other equity share capital €’m	Share premium account €’m	Capital redemption reserve €’m	Group merger reserve €’m	Other reserves €’m	Cash flow hedging reserve €’m	Retained loss €’m	Total equity €’m
	(audited)
Balance at 1 April 2004	74	122	247	33	180	—	—	(237)	419
Profit for the year	—	—	—	—	—	—	—	79	79
Share option scheme	—	—	—	—	—	—	—	1	1
Dividends relating to preference shareholders	—	—	—	—	—	—	—	(21)	(21)
Dividends relating to ordinary shareholders	—	—	—	—	—	—	—	(37)	(37)
Issue of share capital	—	—	2	—	—	—	—	—	2
Expenses payable in respect of shares issued (credit)	—	—	1	—	—	—	—	—	1
Conversion of convertible preference shares	1	(1)	—	—	—	—	—	—	—
Transfer to capital redemption reserve on redemption of shares	—	—	—	2	—	—	—	(2)	—
Redemption of preference shares	—	(35)	(32)	—	—	—	—	(2)	(69)
Balance at 31 March 2005	75	86	218	35	180	—	—	(219)	375
Effect of adoption of IAS 32 & IAS 39	6	(86)	—	—	(80)	—	(25)	—	(185)
Balance at 1 April 2005	81	—	218	35	100	—	(25)	(219)	190
Cash flow hedges, net of tax	—	—	—	—	—	—	7	—	7
Currency translation differences	—	—	—	—	—	—	—	1	1
Profit for the year	—	—	—	—	—	—	—	82	82
Share option scheme	—	—	—	—	—	—	—	2	2
Dividends relating to ordinary shareholders	—	—	—	—	—	—	—	(99)	(99)
Conversion of convertible preference shares	7	—	—	—	—	7	—	—	14
Rights issue	32	—	—	—	—	372	—	—	404
Expenses payable in respect of rights issue	—	—	(10)	—	—	—	—	—	(10)
Redemption of preference shares	—	—	—	—	—	1	—	(1)	—
Balance at 31 March 2006	120	—	208	35	100	380	(18)	(234)	591

Notes to the Consolidated Financial Statements (continued)

35.	Reserves (continued)

Company

	Equity share capital €’m	Other equity share capital €’m	Share premium account €’m	Capital redemption reserve €’m	Merger reserve €’m	Retained earnings €’m	Total equity €’m
	(audited)
Balance at 1 April 2004	74	122	247	33	188	5	669
Profit for the year	—	—	—	—	—	261	261
Dividends relating to preference shareholders	—	—	—	—	—	(21)	(21)
Dividends relating to ordinary shareholders	—	—	—	—	—	(37)	(37)
Issue of share capital	—	—	2	—	—	—	2
Expenses payable in respect of shares issued (credit)	—	—	1	—	—	—	1
Conversion of convertible preference shares	1	(1)	—	—	—	—	—
Transfer to capital redemption reserve on redemption of shares	—	—	—	2	—	(2)	—
Redemption of preference shares	—	(35)	(32)	—	—	(2)	(69)
Balance at 31 March 2005	75	86	218	35	188	204	806

Effect of adoption of IAS 32 & IAS 39	6	(86)	—	—	(80)	—	(160)
Balance at 1 April 2005	81	—	218	35	108	204	646

Loss for the year	—	—	—	—	—	(16)	(16)
Dividends relating to ordinary shareholders	—	—	—	—	—	(99)	(99)
Conversion of convertible preference shares	7	—	—	—	7	—	14
Issue of share capital	32	—	—	—	372	—	404
Expenses payable in respect of rights issue	—	—	(10)	—	—	—	(10)
Redemption of preference shares	—	—	—	—	1	(1)	—
Balance at 31 March 2006	120	—	208	35	488	88	939

36.	Profit of holding company

In accordance with section 230 of the Companies Act 1985, the company is availing of the exemption from presenting its individual income statement to the Annual General Meeting and from filing it with the Registrar of Companies. The company’s loss for the financial year determined in accordance with IFRS is €16 million (2005: profit of €261 million).

Notes to the Consolidated Financial Statements (continued)

37.	Cash generated from operations

(a)	Group—Cash generated from operations

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Profit after taxation	79	82
Addback:
Income tax expense	9	30
Finance costs-net	126	123
Share of profit of associates	(1)	(1)
Operating profit	213	234

Adjustments for:
–Profit on disposal of property and investments	—	(52)
–Depreciation, impairment and amortisation	316	333
–Non cash retirement benefit charge	15	56
–Non cash share option charges	1	2
–Non cash restructuring programme costs	19	20
–Non cash credits	(4)	(2)
–Share of associate profits	—	(2)
Cash flows relating to fundamental restructuring, business exits and other provisions	(50)	(29)
Changes in working capital
–Inventories	(1)	(2)
–Trade and other receivables	14	(4)
–Trade, other payables and other provisions	1	21
Cash generated from operations	524	575

(b)    In the cash flow statement, proceeds from sale of property, plant and equipment (PPE) and investments comprise:

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Profit on disposal of property and investments	—	52
Net book amount (Note 18)	3	11
Proceeds from sale of PPE and investments	3	63

(c)	Company—cash generated from operations

	Financial year ended
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Operating profit	261	—
Cash flows relating to prior year charges	(1)	—
Changes in working capital
–Trade and other receivables	—	—
–Dividend receivable from group undertakings	(105)	—
–Trade and other payables	—	—
Cash generated from operations	155	—

Notes to the Consolidated Financial Statements (continued)

38.	Post Balance Sheet Events

Offer update

On 23 May 2006 the Independent Directors of eircom Group plc and the Board of Directors of BCM Ireland Holdings Limited (“BCMIH”) announced that they had reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued Ordinary Share Capital of eircom not already owned by BCMIH. The Offer is to be effected by means of a scheme of arrangement under section 425 of the Companies Act. A Preference Share Alternative will also be made available to all Ordinary Shareholders (other than Restricted Overseas Persons).

Under the terms of the cash offer, eircom Group plc Ordinary Shareholders (other than BCMIH) will be entitled to receive €2.20 in cash for each in eircom Group plc Ordinary Share held.

Share options

In the event of a change of control all of the outstanding options, in the Ordinary Shares of the Company, at the date of the change of control will vest, subject to the approval of the Remuneration Committee.

eircom Group Key Executive Award Plan

In May 2006, 412,772 shares under this plan were exercised.

Dividend

On 14 May 2006 the board declared a second interim dividend in respect of the financial year ended 31 March 2006 of 5.2 cents per ordinary share payable on 26 June 2006 to all Ordinary Shareholders on the register of members as at 26 May 2006. The second interim dividend is in substitution for a final dividend in respect of the financial year to 31 March 2006 and no final dividend will be proposed at the Annual General Meeting.

39.	Principal Subsidiary and Associated Undertakings

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2006	Business	Registered Office and Country of Incorporation
Valentia Telecommunications (an unlimited public company)	100%	Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Funding (an unlimited public company)	100%	Financing Company	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Limited	100%	Provision of telecommunications and related services	114 St. Stephen’s Green West, Dublin 2, Ireland.
Meteor Mobile Communications Limited	100%	Provision of mobile telecommunications and related services	4030 Kingswood Avenue, Citywest Business Park, Naas Road, Dublin 24, Ireland.
Irish Telecommunications Investments Limited	100%	Telecommunications Financing and Treasury Management	114 St. Stephen’s Green West, Dublin 2, Ireland.
Osprey Property Limited	100%	Property Development Company	Leitrim House, Upper Stephen’s Street, Dublin 8, Ireland.

Notes to the Consolidated Financial Statements (continued)

39.	Principal Subsidiary and Associated Undertakings (continued)

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2006	Business	Registered Office and Country of Incorporation
Eirtrade Services Limited	100%	Provision of Electronic Trading Services	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Phonewatch Limited	100%	Installation, Monitoring and Maintenance of Residential Security Systems	114 St. Stephen’s Green West, Dublin 2, Ireland.
Indigo Services Limited	100%	Provision of Internet Services	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom UK Limited	100%	Provision of Telecommunications and Related Services	South Quay Plaza II, 183 Marsh Wall, London E14 9SH, UK.
Lan Communications Limited	100%	Systems Integrator	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Investments BV	100%	Investment Holding Company	Strawinskylaan 3105 7HG 1077 ZX, Amsterdam, The Netherlands.
Eircable Limited	100%	Investment Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom Holdings Limited	100%	Investment Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.
eircom (Infonet Ireland) Limited	100%	Provision of Global Data Services	114 St. Stephen’s Green West, Dublin 2, Ireland.
GoFree Limited	100%	Property Investment Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

Associated undertakings	Interest in Ordinary Shares at 31 March 2006	Business	Registered Office and Country of Incorporation

Altion Limited	33%	Telecommunications Software Solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.

Buy4Now Limited	22%	E-commerce Software Developer	9 The Mall, Beacon Court, Bracken Road, Sandyford Industrial Estate, Dublin 18, Ireland.

Notes to the Consolidated Financial Statements (continued)

40.	Employees

The average number of persons employed by the group during the year was as follows:

	31 March 2005	31 March 2006
Fixed line
Operations/Technical	4,966	4,827
Sales/Customer Support	2,128	1,917
Administration	501	505
Total	7,595	7,249
Mobile
Operations/Technical	—	65
Sales/Customer Support	—	71
Administration	—	30
Total	—	166
Total fixed line and mobile	7,595	7,415

The total number of persons employed by the group at 31 March 2006 and 31 March 2005 was as follows:

	As at
	31 March 2005	31 March 2006
Fixed line
Operations/Technical	4,816	4,740
Sales/Customer Support	1,963	1,860
Administration	496	509
Total	7,275	7,109
Mobile
Operations/Technical	—	206
Sales/Customer Support	—	228
Administration	—	96
Total	—	530
Total fixed line and mobile	7,275	7,639

41.	Pensions

(a)    The group’s pension commitments are funded through separately administered Superannuation Schemes and are principally of a defined benefit nature.

The total group pension charge is split between the schemes as follows:

	As at
	31 March 2005 €’m	31 March 2006 €’m
	(audited)
Defined Benefit Schemes (the principal scheme)	37	82
Defined Contribution Schemes	3	5
Total	40	87

In respect of the principal scheme, the actual contributions represent a rate of 10.0% (2005: 8.2%) of pensionable emoluments, as advised by the group’s actuaries.

The last Actuarial Valuation of the principal scheme was carried out, using the attained age method, as at 31 March 2005 by Mercer Human Resource Consulting who are actuaries to the scheme but are neither officers nor employees of the group.

The actuarial method used involved determining an appropriate future group contribution rate designed to fund the projected liabilities of the scheme related to service subsequent to 1 January 1984 (see 41 (b)) over the remaining working lifetime of the current members. The primary financial assumption underlying the actuarial

Notes to the Consolidated Financial Statements (continued)

41.	Pensions (continued)

valuation was that the scheme’s investments will earn a real rate of investment return, over and above salary inflation and pension increases, between 2.5% and 2.75% per annum. At the date of the last actuarial valuation, the market value of the pension scheme assets was €2,190 million and the actuarial valuation of the assets attributable to the pension fund was sufficient to meet more than 100% of the value of the scheme’s accrued liabilities making due allowance for future increases in salaries and pensions. The actuarial report is available for inspection by the members of the scheme at 114 St. Stephen’s Green West, Dublin 2. The actuarial report is not available for public inspection.

Mercer Human Resources Consulting also perform all annual valuations required under IAS 19.

The group has applied the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Pension scheme obligation

The status of the principal scheme is as follows:

	31 March 2005 €’m	31 March 2006 €’m
Present value of funded obligations	(2,773)	(2,919)
Fair value of scheme assets	2,190	2,760
Benefit obligation in excess of scheme assets	(583)	(159)
Unrecognised actuarial losses	773	293
Asset recognised in the Balance Sheet	190	134

	31 March 2005 €’m	31 March 2006 €’m
Movement in the asset recognised in the Balance Sheet
At beginning of year	205	190
Net expense recognised in Income Statement	(37)	(82)
Actual contributions	22	26
At end of year	190	134

The components of the amounts recognised in the income statement are as follows:

	31 March 2005 €’m	31 March 2006 €’m
Current service cost	50	60
Charged to restructuring programme costs in prior year	(7)	—
Interest on obligation	109	131
Expected return on scheme assets	(129)	(142)
Net actuarial losses recognised in the year	14	33
Total included in income statement	37	82
Actual return on scheme assets	201	572

At 31 March 2005 and 31 March 2006, unrecognised actuarial losses exceeded the present value of the defined benefit obligation by more than 10%. From 31 March 2006 the excess amount of €1 million (2005: €496 million) will be recognised as a pension expense over the expected average remaining working lives of the employees. The average remaining service life per employees is 13 years (2005: 15 years). The expected contribution levels for the year ended 31 March 2007 are €27 million and the expected charge in the income statement is €19 million.

Notes to the Consolidated Financial Statements (continued)

41.	Pensions (continued)

Pension scheme assets

The fair value of scheme assets as at 31 March 2006 was €2,760 million (2005: €2,190 million).

The table below presents a breakdown of the various types of investment in which the pension assets are invested:

	31 March 2005 €’m	%	31 March 2006 €’m	%
Equities	1,493	68%	2,040	74%
Bonds	234	11%	141	5%
Property	377	17%	567	21%
Cash	86	4%	12	—
Total pension assets	2,190	100%	2,760	100%

At 31 March 2006 pension scheme assets include eircom Group plc shares with a fair value of €1 million (2005: €2 million).

Assumptions of actuarial calculations

The main financial assumptions used in the valuations were:

	As at
	31 March 2005	31 March 2006
Rate of increase in salaries	3.50%	3.50%
Rate of increase in pensions in payment	3.50%	3.50%
Discount rate	4.75%	4.75%
Expected return on scheme assets	6.50%	6.50%
Inflation assumption	2.25%	2.25%
Mortality assumptions—Pensions in payment—Implied life expectancy for 65 year old male	84 years	84 years
Mortality assumptions—Pensions in payment—Implied life expectancy for 65 year old female	87 years	87 years
Mortality assumptions—Future retirements—Implied life expectancy for 65 year old male	85 years	85 years
Mortality assumptions—Future retirements—Implied life expectancy for 65 year old female	88 years	88 years
Reduction in net liabilities at the balance sheet date assuming an increase in the discount rate applied of 0.25%	€144 million	€149 million
Reduction in net liabilities at the balance sheet date assuming a decrease in the salary and pension growth applied of 0.25%	€144 million	€149 million

The expected rate of return on scheme assets were:

	Long-term rate of return expected at 31 March 2005	Long-term rate of return expected at 31 March 2006
Equities	7.25%	7.50%
Bonds	3.75%	3.50%
Cash	3.00%	3.00%
Property	5.00%	6.25%

(b)    The Irish Minister for Finance is responsible for meeting and discharging the liability of: (i) the pension costs of former staff of the Irish Department of Posts and Telegraphs who retired or died before the vesting Day (1 January 1984); (ii) costs in respect of the pension entitlements, related to pre-vesting day reckonable service, of staff who transferred to eircom from the Irish Civil Service. Such benefit payments are made from the eircom Number 2 Pension Fund, which was established in March 1999 and received a contribution of €1,016 million from the Irish Minister for Finance in accordance with arrangements set out in the eircom Superannuation (Amendment) Scheme, 1999. However, the Minister retains liability for these payments.

Notes to the Consolidated Financial Statements (continued)

42.	Operating Lease Commitments

At 31 March 2006 the group had annual commitments in respect of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years. The analysis of the group’s annual commitments is as follows:

	31 March 2005		31 March 2006
	Property €’m	Vehicles, plant and equipment €’m	Property €’m	Vehicles, plant and equipment €’m
Annual commitments under non-cancellable operating leases expiring:
Within one year	—	1	1	1
Within two to five years	—	3	9	3
After five years	20	—	22	—
	20	4	32	4

The total contracted payments due on operating leases are as follows:

31 March 2006 €’m
Payable
Within one year	36
Between two and three years	55
Between four and five years	42
Over five years	162
295

43.	Contingent Liabilities

Allegations of anti-competitive practices

On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report, including management comments, and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against us seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. We submitted our defence on 26 January 2004. We intend to defend the proceedings vigorously. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars, the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs’ alleged budgeted growth (€25 million) and loss of revenue on the plaintiffs’ pricing (€5 million). The particulars also include further unquantified damages. The plenary summons and statement of claim of Ocean Communications Ltd and ESAT Communications Ltd were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights. Even if the plaintiffs could establish a liability on our part under each of these headings, we do not believe that these figures represent damages which would be properly recoverable from us.

Claims by Smart Telecom

On 8 June 2005, Smart Telecom instituted proceedings against eircom in the Irish High Court, challenging the validity of a notice of termination issued by eircom to Smart Telecom terminating the interconnection agreement between the parties, and alleging that the notice of termination is an abuse by eircom of its dominant position in

Notes to the Consolidated Financial Statements (continued)

43.	Contingent Liabilities (continued)

the telecommunications market. Smart Telecom further alleges that eircom is abusing its dominant position by refusing to provide network access in the form of LLU to Smart Telecom in the manner required by Smart Telecom. Smart Telecom is seeking relief in the form of declarations that the notice of termination is invalid and an abuse of dominance, that eircom is abusing its dominance by failing to meet Smart Telecom’s LLU requirements and unspecified damages, including exemplary damages, for breach of contract and violation of the Competition Act 2002 and the EC Treaty.

An interlocutory injunction application by Smart Telecom was listed before the High Court on 19 October 2005, but the parties reached a settlement in respect of the interlocutory issues concerned. eircom delivered its defence in the proceedings on 23 December 2005.

eircom’s directors believe that the notice of termination was validly issued in accordance with the interconnection agreement, and that eircom provides access to its network fully in accordance with its obligations, and intends to defend the proceedings vigorously. Smart Telecom submitted general particulars of their damages claim under the headings wasted expenditure (€1.6 million), delayed sales/lost customers (€3.8 million per annum), and capitalisation of losses (€41.7 million per annum). Even if Smart Telecom could establish liability on eircom’s part under each of these headings, eircom’s directors do not believe that these figures represent damages that would be properly recoverable from eircom.

Demerger of our previous mobile communications business

In connection with the demerger of Eircell in May 2001 and its subsequent acquisition by Vodafone Group, we indemnified Eircell and Vodafone Group against various matters, including for breaches of warranties given by us pursuant to our agreements with them. Notice of any breach of these warranties was required to be given by May 2003, except for taxation warranties, which, in most cases, must be given by the sixth anniversary of completion of the demerger. No notices of breach have been received to date. Our liability for a breach of the warranties is limited to €500 million (with certain exceptions, e.g., with respect to stamp and capital duty taxes or fraudulent actions), subject to deductibles and other limitations set forth in our agreement with them. We also agreed to indemnify Eircell and Vodafone Group for various costs and liabilities.

Other

We gave customary corporate and tax warranties to Promedia GCV in connection with our exit from Golden Pages. The liability period for non-tax warranties has expired. Our liability under the tax indemnity and undertaking is generally capped at €10 million, and notice of any breach must be given by 23 May 2009.

We gave customary tax warranties and indemnities to NTL Communications Corporation in connection with the disposal of our shareholding in Cablelink Limited. The liability period for non-tax warranties has expired. Notice of any breach in respect of tax warranties must be given by 9 July 2006, and our liability is capped at approximately €500 million.

Other than disclosed above, a number of other lawsuits, claims and disputes with third parties including regulatory authorities have arisen in the normal course of business. While any litigation has an element of uncertainty, the directors believe that there were no contingent liabilities which would have a material adverse effect on the group’s financial position.

In the normal course of business, we have entered into contracts involving the exchange or purchase and sale of foreign currencies and various performance bonds. No material losses are expected in respect of these transactions other than losses for which provision has been made in the financial statements.

44.	Guarantees

Senior Credit Facility

The Senior Credit Facility consists of a €1.330 billion credit facility which has the benefit of guarantees of all amounts payable by a borrower under the terms of the Senior Credit Facility. The Senior Credit Facility and its related guarantee are secured, amongst other things, by a charge of the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

The borrowers under the Senior Credit Facility are Valentia Telecommunications and eircom Limited. Valentia Telecommunications is the borrower of the €1.180 billion term loan facility and eircom Limited is a borrower under the €150 million revolving credit facility, which is currently undrawn.

Notes to the Consolidated Financial Statements (continued)

44.	Guarantees (continued)

The obligations of Valentia Telecommunications, eircom Limited and ITI under the Senior Credit Facilities are guaranteed by Valentia Telecommunications, eircom Limited and ITI.

Valentia Telecommunications has granted a security interest over substantially all of its assets, including a fixed charge over all estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; securities; intellectual property; insurance proceeds; debts, revenue and claims and accounts and a floating charge over all of its other undertakings and assets. In addition, the shares of eircom Limited have been charged in favour of Deutsche Bank AG London as security agent for the creditors under the Senior Credit Facility.

eircom Limited and ITI have granted a security interest over substantially all of their assets, including a demise over their mortgaged property, fixed charges over all registerable mortgaged property; estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; shares and derivative assets; securities; intellectual property; insurance proceeds; debts, revenue and claims; rights from the local authority under covenants, agreements or statute and accounts and a floating charge over all of its other undertakings and assets.

Senior Notes

There is a full and unconditional guarantee of all amounts of Senior Notes payable. This is a senior, unsecured obligation by eircom Limited, ranking equally in right of payment with all existing and future unsecured senior indebtedness of eircom Limited.

Senior Subordinated Notes

Both Valentia Telecommunications and eircom Limited have guaranteed all amounts payable in respect of all Senior Subordinated Notes. The Valentia Telecommunications guarantee is an unsecured, senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of Valentia Telecommunications, including the Senior Credit Facility and the Senior Notes, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of Valentia Telecommunications. The eircom Limited guarantee of all amounts payable under the Senior Subordinated Notes is an unsecured senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Limited, including its obligation under the Senior Credit Facility, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of eircom Limited. In addition, eircom Group plc has also guaranteed on a subordinated basis all amounts payable in respect of all Senior Subordinated Notes. The eircom Group plc guarantee is a general, unsecured subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Group plc.

45.	Commitments

Preference Shares

The holders of certain preference shares have the right to require the company to redeem such shares at the redemption price and dates as set out in Note 28 to the financial statements.

Capital Commitments

Capital commitments of the group which have been contracted for were €108 million at 31 March 2006 (2005: €33 million). These amounts have been approved by the Board.

46.	Related party transactions

eircom Group plc is the ultimate parent company and controlling party of Valentia Telecommunications and its subsidiaries. The principal subsidiary and associated undertakings are disclosed in Note 39.

The following transactions were carried out with related parties:

a)	Key management compensation

	31 March 2005 €’m	31 March 2006 €’m
Salaries and other short-term employee benefits	4.6	5.5
Post-employment benefits	0.6	0.6
Share-based payments	—	—
	5.2	6.1

Notes to the Consolidated Financial Statements (continued)

46.	Related party transactions (continued)

b)	Loans between related parties

Company

	31 March 2005 €’m	31 March 2006 €’m
Loans from group undertakings:
Beginning of year	20	30
Loan advanced during the year	13	—
Loan repayments received	(3)	—
End of year (Note 33)	30	30
Loans to group undertakings:
Beginning of year	—	—
Loan advanced during the year	—	184
Loan repayments received	—	(15)
End of year (Note 24)	—	169
Dividends receivable from group undertakings:
Beginning of year	—	105
Dividends receivable during the year	105	—
End of year (Note 24)	105	105

c)	Purchase of goods and services

During the financial year ended 31 March 2006 eircom paid €0.7 million (2005: €0.5 million) on behalf of the ESOT for the administrative expenses incurred in its capacity as trustee of the ESOT and the APSS. All of these costs were expensed to the income statement.

During the financial year ended 31 March 2006 eircom paid €0.8 million (2005: €Nil million), on normal commercial terms to Adventis Corporation for strategic advice in relation to Meteor. All of these costs were expensed to the income statement. Mr Delphine is senior fellow working with Adventis and a member of the Adventis board of advisors.

47.	Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2006 or later periods but which the group has not early adopted, as follows:

IAS 19 (Amendment), Employee Benefits (effective for annual periods beginning from 1 January 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the financial statements. The group will apply this amendment in the financial year ended 31 March 2007.

IAS 21 (Amendment), Net investment in a Foreign Operation (effective for annual periods beginning from 1 January 2006). This amendment amends the treatment of the recognition of exchange differences and the net investment in a foreign operation. Management considered this amendment to IAS 21 and concluded that it is not relevant to the group.

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective for annual periods beginning from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the group’s operations, as the group does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 31 March 2006 and 31 March 2005.

IAS 39 (Amendment), The Fair Value Option (effective for annual periods beginning from 1 January 2006). This amendment changes the definition of financial instruments classified at fair value through income statement

Notes to the Consolidated Financial Statements (continued)

47.	Standards, interpretations and amendments to published standards that are not yet effective (continued)

and restricts the ability to designate financial instruments as part of this category. The group believes that this amendment should not have a significant impact on the classification of financial instruments, as the group should be able to comply with the amended criteria for the designation of financial instruments at fair value through income statement. The group will apply this amendment in the financial year ended 31 March 2007.

IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective for annual periods beginning from 1 January 2006). These amendments are not relevant to the group’s operations, as the group does not carry out exploration for and evaluation of mineral resources.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective for annual periods beginning from 1 January 2006). IFRS 6 is not relevant to the group’s operations, as the group does not carry out exploration for and evaluation of mineral resources.

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures (effective for annual periods beginning from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The group will apply IFRS 7 and the amendment to IAS 1 in the financial year ended 31 March 2008.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective for annual periods beginning from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the group’s operations.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective for annual periods beginning from 1 January 2006). IFRIC 5 is not relevant to the group’s operations.

IFRIC 6, Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment (effective for annual periods beginning from 1 December 2005). IFRIC 6 will not have a material impact on the group’s operations. The group will apply IFRIC 6 in the financial year ended 31 March 2007.

IFRIC 7, Applying the restatement approach under IAS 29 Financial Reporting in hyperinflationary economies (effective for annual periods beginning 1 March 2006). IFRIC 7 is not relevant to the group’s operations.

IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning 1 May 2006). IFRIC 8 will not have a material impact on the group’s operations. The group will apply IFRIC 8 in the financial year ended 31 March 2008.

IFRIC 9, Re-assessment of embedded derivatives (effective for annual periods beginning 1 June 2006). IFRIC 9 will not have a material impact on the group’s operations. The group will apply IFRIC 9 in the financial year ended 31 March 2008.

PART 6

INFORMATION ON BCM, THE ESOT AND THE BCMIE GROUP

1.	BCM

BCM is an Australian-based investment company that is listed on the Australian Stock Exchange. BCM is permitted to invest in both Australian and overseas companies, and in both listed and private entities. The focus of BCM is on a concentrated portfolio with a flexible investment horizon, with investments being held while they continue to meet its investment objectives. BCM is willing to achieve its investment objectives through acquiring stakes in companies in partnership with management and arranging and leading buy-outs or providing further financial resources to help established companies grow. BCM raised A$1 billion upon listing and as at the date of this document its only material investment is its 27.1 per cent. indirect holding in eircom.

BCM has an exclusive 25-year fixed term management agreement with BBCM under which BBCM provides management services to BCM, including preparing and presenting investment proposals, assisting BCM to implement investments and managing such investments.

As at the date of this document, the directors of BCM are:

• Robert Champion de Crespigny	Non-executive Chairman
• Rex Comb	Chief Executive Officer
• Phillip Green	Executive director
• Robert Topfer	Executive director
• Kerry Roxburgh	Non-executive director
• William Wavish	Non-executive director

As at the date of this document, the directors of BBCM are:

• Rob Topfer	Executive Chairman
• Rex Comb	Chief Executive Officer
• Phillip Green	Executive director
• Andrew Tyndale	Executive director
• John Shin	Executive director

Under BCM’s management agreement, BCM is obliged to offer B&B and its managed affiliates the opportunity to co-invest in any investment in which BCM proposes to invest. Currently, BBGP, DIF and EHP are co-investors with BCM in eircom. As described in paragraph 11 of this Part 6, BBGP and DIF have each decided to continue to co-invest with BCM in eircom by undertaking to subscribe for shares in BBIG.

Financial information for BCM for the financial year ended 30 June 2005 and the half-year ended 31 December 2005 is set out in Part 7 of this document.

2.	eircom Employee Share Ownership Trust

The ESOP (comprising the eircom Employee Share Ownership Trust and the related eircom Approved Profit Sharing Scheme) was established on 31 March 1999 to encourage and facilitate the acquisition and holding of shares in eircom (or its predecessor company) by and for the benefit of the employees and certain former employees of eircom and participating companies within the eircom Group. The eircom ESOP Trustee Limited is the trustee of both the eircom Employee Share Ownership Trust and the eircom Approved Profit Sharing Scheme. The vast majority of current ESOP participants joined the ESOP upon its establishment. A significant majority of the current workforce of the eircom Group are participants in the ESOP.

In essence, the ESOP’s relevant purposes are to acquire shares in eircom, or any successor, and to distribute such shares tax efficiently to its beneficiaries. The eircom ESOP Trustee Limited’s stated policy is to distribute assets to ESOT Beneficiaries “on a managed and phased basis” and it has committed, subject to its fiduciary and prudential duties, to make substantial distributions in the future. In doing so, it has an objective of maximising value for ESOT Beneficiaries, but is also aware that a large number of ESOT Beneficiaries will remain eligible to receive shares from the ESOP in a tax efficient manner only until 31 March 2014, and therefore the ESOT Trustee is targeting the distribution of its assets to ESOT Beneficiaries by that date.

3.	Overview of the BCMIE Group

BCM and the ESOT will pursue the Offer jointly through their respective investments in the BCMIE Group. The BCMIE Group consists of BCMIH, BCMIF and BCMIE. BBIG currently owns 100 per cent. of the issued share capital of BCMIE. The companies which form the BCMIE Group and BBIG have been specifically formed for the purpose of implementing the Offer.

BCMIH is a newly-incorporated Cayman Islands company and is the bidding vehicle for the Offer. BCMIH is a wholly-owned subsidiary of BCMIF, which is in turn a wholly-owned subsidiary of BCMIE. Following the Effective Date, the ordinary shares of BCMIE will be held by BBIG, as to 65 per cent. and the ESOT as to 35 per cent.

Following the Effective Date, BCM will own approximately 92 per cent. of the issued share capital in BBIG and the remainder of the issued share capital will be owned by DIF (approximately 2 per cent.) and BBGP (approximately 6 per cent.). BCM intends to identify other equity investors to subscribe for approximately 5 per cent. of the BBIG shares that would otherwise be subscribed by BCM on or around the Effective Date.

Further details as to the investment of BCM, the ESOT, BBGP and DIF in the BCMIE Group is set out in paragraphs 11 and 12 of this Part 6.

4.	BCMIH

BCMIH (registered number MC-162664) was incorporated in the Cayman Islands on 17 February 2006 with the name Babcock & Brown Capital EI Limited. On 3 May 2006, Babcock & Brown Capital EI Limited changed its name to BCM Ireland Holdings Limited.

BCMIH is an exempted company incorporated in the Cayman Islands with limited liability and is tax resident in Ireland. As at the date of this document, the authorised share capital of BCMIH is €550,000,000 divided into 50,000,000,000 ordinary shares of a par value of €0.01 each and 5,000,000,000 Preference Shares of a par value of €0.01 each. The rights of the ordinary shares and the Preference Shares are set out in the memorandum and articles of association of BCMIH adopted by special resolution on 22 May 2006. The rights of the Preference Shares are also summarised in Part 4 of this document.

As at the date of this document, 214,306,428 ordinary shares of €0.01 each in BCMIH have been issued and are held by BCMIF. Accordingly, BCMIH is a wholly-owned subsidiary of BCMIF. The Preference Shares will be issued to those Scheme Ordinary Shareholders who accept the Preference Share Alternative for some or all of their Ordinary Shares under the Scheme.

As at the date of this document, the directors of BCMIH are:

• Robert Topfer	Chairman
• Con Scanlon	Deputy Chairman
• Colm Barrington
• Rex Comb
• John Conroy
• Pierre Danon

5.	BCMIF

BCMIF (registered number MC-166854) was incorporated in the Cayman Islands on 27 April 2006 with the name BCM Eire Finance Limited. On 1 May 2006, BCM Eire Finance Limited changed its name to BCM Ireland Finance Limited.

BCMIF is an exempted company incorporated in the Cayman Islands with limited liability and tax resident in Ireland. As at the date of this document, the authorised ordinary share capital of BCMIF is €500,000,000 divided into 50,000,000,000 ordinary shares of a par value of €0.01 each. 214,306,429 ordinary shares of €0.01 each in BCMIF have been issued and are held by BCMIE. Accordingly, BCMIF is a wholly-owned subsidiary of BCMIE.

As at the date of this document, the directors of BCMIF are:

• Robert Topfer	Chairman
• Con Scanlon	Deputy Chairman
• Colm Barrington
• Rex Comb
• John Conroy
• Pierre Danon

6.	BCMIE

BCMIE (registered number MC-167208) was incorporated in the Cayman Islands on 9 May 2006 with the name BCM Ireland Equity II Limited. On 12 May 2006, BCM Ireland Equity II Limited changed its name to BCM Ireland Equity Limited.

BCMIE is an exempted company incorporated in the Cayman Islands with limited liability and tax resident in Ireland. As at the date of this document, the authorised share capital of BCMIE is €500,000,000 divided into 17,500,000,000 A ordinary shares of a par value of €0.01 each and 32,500,000,000 B ordinary shares of a par value of €0.01 each. The rights of the A ordinary shares and the B ordinary shares are set out in the Memorandum and Articles of Association of BCMIE adopted by special resolution on 22 May 2006. As at the date of this document, 214,306,430 B ordinary shares of €0.01 each have been issued and are held by BBIG. Following the Effective Date, the ESOT will subscribe for 115,395,770 A ordinary shares of €0.01 each in BCMIE pursuant to the terms and conditions of the Subscription Agreement. Further details of this subscription, and the shareholding structure of BCMIE following the Effective Date, are set out in paragraph 12 of this Part 6.

As at the date of this document, the directors of BCMIE are:

• Robert Topfer	Chairman
• Con Scanlon	Deputy Chairman
• Colm Barrington
• Rex Comb
• John Conroy
• Pierre Danon

7.	BBIG

BBIG (registered number MC-164561) was incorporated in the Cayman Islands on 21 March 2006 with the name Babcock & Brown Capital EI II Limited. On 3 May 2006, Babcock & Brown Capital EI II Limited changed its name to BCM Ireland Equity Limited and then on 11 May 2006 BCM Ireland Equity Limited changed its name again to B&B Ireland Group Limited.

BBIG is an exempted company incorporated in the Cayman Islands with limited liability and tax resident in Ireland. As at the date of this document, the authorised ordinary share capital of BBIG is €500,000,000 divided into 50,000,000,000 ordinary shares of a par value of €0.01 each. 214,306,428 ordinary shares of €0.01 each in BBIG have been issued and are held by Eamon Holdings Pty Ltd, which is a wholly-owned subsidiary of BCM.

As at the date of this document, the directors of BBIG are:

• Robert Topfer	Chairman
• Colm Barrington
• Rex Comb
• John Lynch
• Gavin Mercer
• John Shin

8.	Registered offices

The registered office of each member of the BCMIE Group and BBIG is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The register of members of each member of the BCMIE Group and BBIG is maintained and held at 4th Floor, Block 2, West Pier Business Campus, Dun Laoghaire, Co. Dublin, Ireland.

9.	Activities

Neither any member of the BCMIE Group nor BBIG have traded since their date of incorporation nor entered into any obligations other than in connection with the Offer and the financing of the Offer.

10.	Financing the Offer

The consideration due under the Offer by BCMIH will be financed by way of equity contributions from the ESOT and BBIG and debt financing from a consortium of banks. Details of the equity contributions by the BCM Group and the ESOT are outlined in paragraphs 11 and 12 of this Part 6 respectively and details of the debt financing are set out in paragraph 14 of this Part 6.

11.	BCM Group investment

Following the Effective Date, BCM will own approximately 92 per cent. of the issued share capital in BBIG and the remainder of the issued share capital will be owned by DIF (approximately 2 per cent.) and BBGP (approximately 6 per cent.). BCM intends to identify other equity investors to subscribe for approximately 5 per cent. of the BBIG shares that it would otherwise subscribe for on or about the Effective Date.

BCM will use €90 million of its own cash resources to subscribe directly and/or underwrite the subscription for further ordinary shares in BBIG. Following the Effective Date, BCM’s holding in BBIG will represent an indirect shareholding in BCMIE of approximately 60 per cent. (or approximately 57 per cent. if other equity investors are identified to subscribe for 5 per cent. of BBIG’s shares).

DIF will use €12 million (comprising of consideration received for its Ordinary Shares pursuant to the Scheme, cash raised pursuant to calls made on investors in DIF, cash made available by lenders to DIF and other sources) to subscribe directly or indirectly for approximately 2 per cent. of the ordinary shares in BBIG.

BBGP will use €37 million (comprising of consideration received for its Ordinary Shares pursuant to the Scheme, cash raised pursuant to calls made on investors in BBGP, cash made available by lenders to BBGP and other sources) to subscribe directly or indirectly for approximately 6 per cent. of the ordinary shares in BBIG.

The subscriptions by BBGP and DIF for equity in BBIG will be conditional upon receipt by each of them of the cash consideration for their Ordinary Shares pursuant to the Scheme. Under the terms of the Offer, BBGP will receive aggregate consideration (including the €0.052 second interim dividend per Ordinary Share) with a value of €18.7 million and DIF will receive aggregate consideration (including the €0.052 second interim dividend per Ordinary Share) with a value of €7.5 million.

12.	ESOT investment

Under the terms of the Offer, the ESOT will receive aggregate consideration with a value of approximately €654.3 million (being approximately €505.7 million for its Ordinary Shares and approximately €148.6 million for its Convertible Preference Shares, which includes a dividend of approximately €4.5 million for the period from 31 March 2006 to 30 June 2006). In addition, the ESOT will receive approximately €12.0 million by way of the €0.052 second interim dividend per Ordinary Share.

Of the approximate €505.7 million proceeds the ESOT will receive for its Ordinary Shares the ESOT Trustee has irrevocably undertaken to elect to receive approximately €298.7 million in Preference Shares, pursuant to the Preference Share Alternative, and approximately €207.0 million in cash.

In addition to these sums which the ESOT will receive as beneficial owner, it will also receive approximately €5.6 million either in cash or Preference Shares, or a combination of both, in its capacity as bare nominee of the 2,560,140 Ordinary Shares held for beneficiaries of the APSS and referred to in paragraph 4 of Part 2 of this document, together with the associated second interim dividend of €0.052 per Ordinary Share payable in respect of such shares.

Following the Effective Date, the ESOT will own 35 per cent. of the equity share capital of BCMIE. The ESOT will use approximately €307.6 million of cash together with non-cash consideration of approximately €31.3 million to subscribe for 115,395,770 A ordinary shares in BCMIE (representing 35 per cent. of the equity share capital of BCMIE) pursuant to the terms and conditions of the Subscription Agreement.

In satisfaction of the non-cash consideration part of the subscription price payable by the ESOT, the ESOT Trustee has undertaken, amongst other things, to provide general advice and assistance following the Effective Date to eircom and the eircom Group. The knowledge and experience of, and expertise in, the telecommunications industry that the ESOT Trustee, its directors and management possess will be freely available to eircom and BCMIH post-acquisition. The ESOT Trustee expects to provide significant support in establishing the right management team to take eircom forward to its next stage of development.

The ESOT Trustee will have a significantly enhanced ability to influence the business following the transaction. This will be particularly valuable in the face of the unprecedented challenges arising from technological and regulatory developments which are creating an increasingly competitive market for eircom’s traditional businesses. BCM and the BCM Group recognise that a pro-active approach with support from the wide stakeholder base will be required to address those challenges as well as to exploit potential areas of growth fully. Such significant and accelerating change requires considerable support from the workforce.

For these reasons, BCM recognises that the ESOT Trustee’s management team and the ESOT Beneficiaries, who continue to constitute a significant majority of eircom’s workforce, will be providing valuable consideration over and above the cash invested by the ESOT in BCMIE.

Following the Effective Date, the rights of BCM (through its holding in BBIG) and the ESOT in terms of their respective shareholdings in BCMIE will be regulated by the Shareholders’ Agreement and the Memorandum and Articles of Association of BCMIE. Key terms of the Shareholders’ Agreement are set out in paragraph 13 below.

13.	BCMIE shareholder arrangements

The key terms of the Shareholders’ Agreement entered into by, inter alia, the ESOT, BBIG, and BCM with regard to their shareholdings in BCMIE are as follows:

•	board representation at BCMIE will be proportionate to equity ownership (and voting rights will be pro rata to equity ownership);

•	certain specified matters must be referred to the board of the directors of BCMIE and all the decisions on such matters must be unanimous between the ESOT and BBIG. These matters essentially comprise all future decisions of substance in connection with the strategic direction and operation of BCMIE and its subsidiaries, including the adoption of (and material amendments to) the budget. Deadlocks arising with respect to decisions on certain (although not all) of these matters may be broken by a majority decision if actions are value-enhancing and/or debt reducing.

•	the parties have agreed a joint business plan and a number of pre-agreed commercial matters which BCMIE may investigate and implement in the future (including a potential demerger, sale and/or listing of BCMIE or any member of its group, subject to prior discussion with the ESOT);

•	BCM and the ESOT have mutual pre-emption rights in respect of the transfer of BCMIE ordinary shares. Such pre-emption rights are subject to certain exceptions to allow transfers between Babcock & Brown-controlled or managed entities and/or transfers of entitlements to ESOT Beneficiaries;

•	holders of BCMIE ordinary shares have tag along and drag along rights and obligations in relation to an offer in writing by a bona fide third party for the acquisition of 50 per cent. or more of the shares in BCMIE (subject to certain protections for the ESOT relating to the ESOP’s tax status);

•	BCM is entitled to negotiate a carry and management fee from investors in BCMIE (other than the ESOT); and

•	holders of BCMIE ordinary shares have an option (subject to any required shareholder and regulatory approvals) to convert any of their BCMIE ordinary shares into BCM listed stock on an annual basis following the third anniversary of the Effective Date at a conversion price to be agreed in good faith between the parties (failing which an independent valuation shall be made) up to an annual cap of 15 per cent. of the total BCM listed shares.

14.	Debt financing

To finance the balance of the consideration due under the Offer not met out of the cash resources made available through the equity financing arrangements set out in paragraphs 11 and 12 of this Part 6, and to pay certain fees and expenses associated with the Offer, BCMIH has in place the following facilities:

(i)	a €3.5 billion Senior Facility; and

(ii)	a €500 million Mezzanine Facility Agreement.

To finance working capital for eircom after completion of the Offer, the Senior Facility contains a €150 million revolving credit commitment which will be available to eircom and certain of its subsidiaries following their accession as borrowers to the Senior Facility.

Under the debt facilities agreements, BCMIH has agreed, save as may be required by the Panel, not to waive or amend any material term or condition to the Scheme without the prior written consent of a specified majority of the lenders for each debt facility agreement.

BCMIH is investigating the possibility of incorporating a wholly-owned subsidiary of BCMIH which would replace it as the borrower under the Senior Facility and Mezzanine Facility Agreement on substantially the same terms.

Further details of the debt financing agreements are set out in paragraph 6 of Part 8 of this document.

15.	Cash Confirmation

JPMorgan Cazenove has confirmed that sufficient resources are available to BCMIH to satisfy in full the consideration payable under the terms of the Offer. Full implementation of the Offer would result in cash consideration of approximately €1.46 billion being payable by BCMIH to Scheme Ordinary Shareholders (assuming that the ESOT elects for Preference Shares in respect of approximately 135.8 million Ordinary Shares, as it has irrevocably undertaken to do, and that no further elections are made under the Preference Share Alternative).

PART 7

FINANCIAL INFORMATION RELATING TO BCM

The financial information set out in Section A of this Part 7 has been extracted, without material adjustment, from the audited consolidated financial statements of Babcock & Brown Capital Limited for the period from 8 December 2004 (its date of incorporation) to 30 June 2005.

The financial information set out in Section B of this Part 7 has been extracted, without material adjustment, from the unaudited interim results of Babcock & Brown Capital Limited for the six months ended 31 December 2005.

Section A: Financial information for the period ended 30 June 2005

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE PERIOD 8 DECEMBER 2004 TO 30 JUNE 2005

	Note	Consolidated 2005 A$’000	Parent Entity 2005 A$’000
Revenues from ordinary activities	2	11,480	11,480
Operating expenses from ordinary activities	3	(1,681)	(1,681)
Profit from ordinary activities before income tax expense		9,799	9,799
Income tax expense relating to ordinary activities	4	(2,510)	(2,510)
Net profit attributable to members of Babcock & Brown Capital Limited		7,289	7,289
Share issue costs	12	(23,146)	(23,146)
Total expenses attributable to members of Babcock & Brown Capital Limited and recognised directly in equity		(23,146)	(23,146)
Total changes in equity attributable to members of Babcock & Brown Capital Limited other than those resulting from transactions with owners as owners		(15,857)	(15,857)
Earnings per share for profit attributable to the members of Babcock & Brown Capital Limited
Basic earnings per share	14	3.6 cents
Diluted earnings per share	14	3.6 cents

The above Consolidated Statement of Financial Performance should be read in conjunction with the accompanying notes.

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2005

	Note	Consolidated 2005 A$’000	Parent Entity 2005 A$’000
Current Assets
Cash assets	5	501,427	341,427
Receivables	6	502,393	502,393
Total Current Assets		1,003,820	843,820
Non-Current Assets
Other financial assets	7	—	160,000
Total Non-Current Assets		—	160,000
Total Assets		1,003,820	1,003,820
Current Liabilities
Payables	8	1,187	1,187
Current tax liabilities	9	2,488	2,488
Provisions	10	15,980	15,980
Total Current Liabilities		19,655	19,655
Non-Current Liabilities
Deferred tax liabilities	11	22	22
Total Non-Current Liabilities		22	22
Total Liabilities		19,677	19,677
Net Assets		984,143	984,143
Equity
Contributed equity	12	976,854	976,854
Retained profits	13	7,289	7,289
Total Equity		984,143	984,143

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

STATEMENT OF CASH FLOWS

8 DECEMBER 2004 TO 30 JUNE 2005

	Note	Consolidated 2005 A$’000	Parent Entity 2005 A$’000
Cash Flows from Operating Activities
Interest received		9,469	9,469
Payments to suppliers		(437)	(437)
Manager’s administration costs		(439)	(439)
Net Cash Flows from Operating Activities	15	8,593	8,593
Cash Flows from Investing Activities
Payments for investments in subsidiaries		—	(160,000)
Net Cash Flows (used in) Investing Activities		—	(160,000)
Cash Flows from Financing Activities
Proceeds from issue of ordinary shares		500,000	500,000
Share issue costs		(7,166)	(7,166)
Net Cash Flows from Financing Activities		492,834	492,834
Net increase in cash held		501,427	341,427
Cash at Beginning of Financial Period		—	—
Cash at the End of Financial Period	5	501,427	341,427

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 30 JUNE 2005

1.	Statement of Significant Accounting Policies

(a)	Company Structure

The Babcock & Brown Capital Group (the “Group”) consists of Babcock & Brown Capital Limited (“BCM”) and its subsidiaries. BCM was formed on 8 December 2004 and had no transactions before listing on the ASX on 14 February 2005. The financial period for this financial report is from 8 December 2004 (date of incorporation) to 30 June 2005.

(b)	Basis of Preparation

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention, except as otherwise stated.

(c)	Principles of Consolidation

The consolidated financial statements are those of the Group, comprising Babcock & Brown Capital Limited (the parent company) and all entities that Babcock & Brown Capital Limited controlled during the period and at the reporting date.

Where an entity became controlled during the financial period, the results are included only from the date control commenced or up to the date control ceased.

All intercompany balances and transactions have been eliminated in full.

(d)	Revenue Recognition

Amounts disclosed as revenue are net of sales discounts, duties and taxes. Revenue is recognised as follows:

Interest income

Interest income is brought to account on an accruals basis with reference to the effective interest rate applicable on the asset.

Dividend income

Dividend income is recognised when the right to receive payment is established.

(e)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid investments with original maturities of three months or less. These assets are stated at nominal values.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks and money market and term deposit investments, readily convertible to cash, net of outstanding bank overdrafts.

(f)	Receivables

All trade receivables are stated at the amounts receivable as they are due for settlement.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off.

Loans receivable and receivables from related parties are recognised at the nominal amount due. Interest is taken up as income on an accrual basis.

(g)	Investments

The Group may make a range of investments in entities, consistent with its investment objectives, which may result in it obtaining varying degrees of influence over those entities.

Where the investment effectively provides the Group with control over that entity, the Group will consolidate that investment from the date it acquires control. All balances and transactions, including unrealised profits arising from intra-group transactions will be eliminated in full and investments in controlled entities will be carried at the lower of cost and recoverable amount.

Where the investment provides the Group with significant influence over that entity, the Group will equity account for that investment from the date it acquires significant influence. Investments in associates will be accounted for under the equity accounting method and the investment will be carried at the lower of cost and recoverable amount.

Where neither control nor significant influence exists, the Group will carry the investments as follows:

Listed investments

Listed investments and other marketable shares are carried at net market value. Changes in net market value are recognised as a revenue or expense in the Statement of Financial Performance during the period in which the net market value changed.

Unlisted Investments

Investments in unlisted shares are carried at the lower of cost and net realisable value.

(h)	Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the Group before the financial period which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(i)	Provisions

Provisions are recognised when a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities arise as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(j)	Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the Directors on or before the end of the financial period but not distributed at balance date.

(k)	Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the Statement of Financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or future tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(l)	Earnings Per Share (EPS)

Basic EPS is determined by dividing the net profit after income tax attributable to members of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for any bonus elements in ordinary shares issued during the period.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares issued in relation to dilutive potential ordinary shares.

(m)	Rounding of Amounts

BCM is a company of the kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the rounding off of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest A$1,000, or in certain cases to the nearest dollar.

(n)	Recoverable Amount of Non-Current Assets Valued at Cost

The recoverable amount of all non-current assets carried at cost is assessed at reporting date. The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. These cash flows have not been discounted to present value.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Any provisions for recoverable amount write-downs are included in the Statement of Financial Performance in the period in which the recoverable amount write-down occurs.

(o)	Project and Deal Costs

Project and deal costs (direct and external only) are capitalised and deferred only to the extent that it is highly probable that a contract will be entered into which will result in the recognition of an asset.

Project and deal costs are assessed for recoverability at the end of each reporting period to determine the amount, if any, which should be expensed to the Statement of Financial Performance.

(p)	Foreign Currency Translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange prevailing at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial period.

The financial reports of overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(q)	Contributed Equity

Contributed equity includes all issued capital, which includes the fair value of the issued capital including partly paid shares plus uncalled amounts on the partly paid shares.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

2. Revenue from Ordinary Activities	Consolidated 2005	Parent Entity 2005
	A$’000	A$’000
Interest revenue—cash and deposits	11,480	11,480
The weighted average interest rate on cash and deposits for the period was 5.71%.

3. Profit from Ordinary Activities	Consolidated 2005	Parent Entity 2005
	A$’000	A$’000
Profit from ordinary activities before related income tax includes the following specific items of expense
Expenses
Management Company’s administration expenses (refer Note 19)	439	439
Auditor’s remuneration (refer Note 20)	117	117
Directors’ fees (refer Note 18)	136	136
Project and deal costs	749	749
Other	240	240
Total operating expenses from ordinary activities	1,681	1,681

4. Income Tax	Consolidated 2005	Parent Entity 2005
	A$’000	A$’000
The income tax expense provided for the financial period differs from the amount calculated on the profit
Income tax expense is reconciled as follows:
Profit from ordinary activities before income tax expense	9,799	9,799
Income tax calculated at 30%	2,940	2,940
Tax effect of permanent differences:
Share issue costs	(430)	(430)
Income tax expense attributable to ordinary activities	2,510	2,510
Income tax expense comprises:
Current taxation provision (Note 9)	2,488	2,488
Deferred income tax liability (Note 11)	22	22
Total income tax	2,510	2,510

5. Cash Assets (current)	Consolidated 2005 A$’000	Parent Entity 2005 A$’000
Cash at bank	196,787	36,787
Cash deposits	304,640	304,640
Total cash assets	501,427	341,427
Cash at bank and on deposit are bearing interest rates between 5.50% and 5.81%. Cash is invested in financial institutions with a short-term rating of A-1+ and A-1.

6. Receivables (current)
Interest receivable	2,011	2,011
Related entity receivable from Babcock & Brown Australia Pty Ltd	197	197
Prepayments	73	73
Receivable from shareholders (Note 12c)	500,000	500,000
Other	112	112
Total current receivables	502,393	502,393

7. Other Financial Assets (non-current)
Shares in controlled entities—at cost (Note 19)	—	160,000

8. Payables (current)
Trade payables	429	429
Other payables (including project and deal costs)	758	758
	1,187	1,187

9. Tax Liabilities (current)
Provision for income tax	2,488	2,488

10. Provisions (current)
Underwriting fees payable and other share issue costs	15,980	15,980

Underwriting	fee

Provision is made for the underwriting fee payable to the underwriter of the IPO completed in February 2005. Of this fee, A$3.3 million is payable on completion of the second instalment due on 4 February 2006. The balance is payable dependent on the level of investment of the Company’s assets.

These provisions are raised in conjunction with the receivable from shareholders of $500 million.

	Consolidated 2005 A$’000	Parent Entity 2005 A$’000
11. Deferred Tax Liabilities (non-current) Provision for deferred income tax	22	22
	2005 Number of Shares	Parent Entity 2005 A$’000
12. Contributed Equity
(a) Issued and Paid up Capital
Partly Paid Ordinary Shares issued under the Offer	200,000,000	1,000,000
200,000,000 Partly Paid Ordinary Shares—subscription price of A$5.00 partly paid to A$ 2.50
(b) Movements in ordinary share capital:
Beginning of the financial period	2	—
Issued during the period:
Public equity raising	199,999,998	1,000,000
Share issue costs		(23,146)
Closing balance	200,000,000	976,854

(c)	Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of BCM in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy is entitled to one vote, and upon poll each share is entitled to one vote.

As at 30 June 2005 there were 200,000,000 ordinary shares partly paid to A$2.50, on which another A$2.50 was outstanding. The outstanding amount is due and receivable on 4 February 2006. This instalment can be extended for up to six months by BCM Directors.

The 200,000,000 ordinary shares were allotted on 4 February 2005.

(d)	Share Options

Information relating to the Babcock & Brown Capital Limited options for Non-Executive Directors is set out in Note 18.

	Consolidated 2005 A$’000	Parent Entity 2005 A$’000
13. Retained Profits
Retained profits at beginning of period	—	—
Net profit attributable to members of Babcock & Brown Capital Limited	7,289	7,289
Retained profits at period end	7,289	7,289
14. Asset Backing and Earnings Per Share
Net tangible asset backing per share—after tax[1]	A$4.92
Basic earnings per share	3.6 cents
Diluted earnings per share	3.6 cents
Earnings used in calculation of earnings per share[2]	A$7,288,921
Weighted average number of shares on issue	200,000,000

1	The net tangible asset backing per share net of the A$500 million call from shareholders and related provision for underwriting costs is A$2.50.

2	The weighted average number of shares for the period 8 December 2004 to 30 June 2005 is 143,414,634 given that there were only two shares on issue before the IPO. Therefore, basic and diluted earnings per share have been disclosed on the face of the Statement of Financial Performance for the period from the IPO to 30 June 2005. The basic and diluted earnings per share from 8 December 2004 to 30 June 2005 would be 5.1 cents.

15.	Cash Flow Information

Reconciliation of net profit from ordinary activities after income tax to net cash inflow from operating activities
Cash Provided by Operating Activities	Consolidated 2005 A$’000	Parent Entity 2005 A$’000
Profit from ordinary activities after tax	7,289	7,289
Changes in assets and liabilities:
(Increase) in prepayments	(73)	(73)
(Increase) in trade and other receivables	(2,320)	(2,320)
Increase in trade and other creditors	1,187	1,187
Increase in tax payable	2,488	2,488
Increase in provision for deferred income tax	22	22
Net cash flow from operating activities	8,593	8,593

16.	Segment Reporting

Until BCM’s assets are invested it does not operate in any particular industry. BCM’s operations during the period were predominantly in one geographical location, being Australia. European subsidiaries were established during the period, however, there were no operations in these entities during the period.

17.	Financial Instruments

(a)	Interest Rate Risk

The Group receives interest on its cash at an average rate of 5.65 per cent. at period end and all receivables and payables are on interest free terms.

The Group’s exposure to interest rate risks and effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the balance date are as follows:

Financial Instruments	Note	Floating Interest Rate 2005 A$’000	Fixed Interest Maturing in 1 Year or Less 2005 A$’000	Non-Interest Bearing 2005 A$’000	Total 2005 A$’000
(i) Financial Assets
Cash	5	196,787	304,640	—	501,427
Interest receivable	6	—	—	2,011	2,011
Trade receivables	6	—	—	382	382
Receivable from shareholders	6	—	—	500,000	500,000
Total financial assets		196,787	304,640	502,393	1,003,820
Weighted average interest rate		5.50%	5.74%	—
(ii) Financial Liabilities
Trade and other creditors	8	—	—	1,187	1,187
Total financial liabilities		—	—	1,187	1,187
Weighted average interest rate		—	—	—
Net financial assets		196,787	304,640	501,206	1,002,633

(b)	Net Fair Values

All financial assets and liabilities have been recognised at balance date at their carrying values which does not materially differ from the fair value.

(c)	Credit Risk

The Group’s maximum exposure to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the statement of financial performance.

(d)	Liquidity and Cash Flow Risk

Liquidity risk is the risk that the Group will experience difficulty in either realising assets or otherwise raising sufficient funds to satisfy commitments associated with financial assets. Cash flow risk is the risk that future cash flows derived from holding financial assets will fluctuate. Given the quantum of investment in cash and cash equivalents, exposure to liquidity and cash flow risk is therefore minimal.

(e)	Foreign Exchange Risk

The Group’s exposure at period end to foreign exchange risk is limited to its investments in foreign subsidiaries. Investments in these foreign subsidiaries are minimal as at 30 June 2005.

18.	Director and Executive Disclosures

(a)	Directors

The following persons were Directors of Babcock & Brown Capital Limited during the financial period:

Chairman – Non-Executive

Robert Champion de Crespigny AC (Appointed 17 December 2004)

Non-Executive Directors

William Wavish (Appointed 17 December 2004)

Executive Directors

Rex Comb (Appointed 17 December 2004)

Phillip Green (Appointed 8 December 2004)

Robert Topfer (Appointed 8 December 2004)

Andrew Tyndale (Appointed 8 December 2004. Resigned 17 December 2004)

Executives

There were no specified executives or officers employed by Babcock & Brown Capital Limited or its controlled entities at any time during the period.

(b)	Remuneration of Directors

Principles used to determine the nature and amount of Remuneration

The objective of BCM’s framework is to ensure reward for performance is competitive and appropriate for results delivered. BCM’s remuneration policies are designed to reward Group and individual performance and to attract and retain talent needed to achieve both short-and long-term success, while at the same time having regard to shareholder interests and market circumstances.

BCM’s total remuneration is divided into two areas:

•	Remuneration of Non-Executive Directors; and

•	Remuneration of Executive Directors.

Each of these categories of remuneration is discussed below:

Remuneration of Non-Executive Directors

Remuneration of Non-Executive Directors reflects the demands which are made on, and the responsibilities of, the Directors. Non-Executive Directors’ remuneration is reviewed annually by the Board.

The Chairman’s remuneration is determined separately from the fees of other Non-Executive Directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his remuneration.

The base remuneration for Non-Executive Directors was set in December 2004 at BCM’s inception. The first formal review will occur during the 2006 financial year. Non-Executive Directors’ remuneration is determined within a Director’s aggregate fee pool limit, which is subject to approval by shareholders. The maximum currently stands at A$1,000,000 annually. No payments are made for committee membership.

Equity-based compensation for Non-Executive Directors

Options were granted to the Non-Executive Directors as part of the IPO. The Option Plan which sets out the terms of the offer, is designed to provide a long-term incentive to Non-Executive Directors. The terms and conditions of the offer are as follows:

Grant Date	Expiry Date	Exercise Price (A$)	Value Per Option Granted (A$)	Date Exercisable
4 February 2005	4 February 2012	5.00	0.62-1.43*	Any time after BCM’s third year result, subject to the vesting conditions of the options

*	Each of the three tranches were fair valued. Refer below under “Valuation of the Options”

Options under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share and carries identical dividend and voting rights as other ordinary shares. No options were vested or exercisable during the period ended 30 June 2005.

Vesting conditions of the options

The options issued to Non-Executive Directors were granted for nil consideration and vest as follows:

•	Tranche 1: 500,000 options with no hurdle; plus

•	Tranche 2: 866,667 options if the Total Shareholder Return (TSR) since listing is an internal rate of return (IRR) of 10% or greater; plus

•	Tranche 3: 1,133,333 options if the TSR since listing is an IRR of 25% or greater.

In addition to the options issued to Non-Executive Directors during the period, there are another 1,000,000 options (433,333 tranche 2 options and 566,667 tranche 3 options) to be issued to the third Non-Executive Director when he or she is appointed to the Board.

Each tranche is conditional on the Non-Executive Director being employed by BCM on the date of exercise. Failure to maintain employment as a Non-Executive Director of BCM will result in the immediate lapse of any unvested options and the lapse after 90 days of his or her termination date of any vested but unexercised options.

The vesting conditions are linked to TSR to ensure Non-Executive Directors are only rewarded when shareholder returns are commensurate. TSR is defined as the measure of shareholder return on investment in BBCL shares for each measurement period, calculated in accordance with the formula set out in the Management Agreement (refer note 19).

Valuation of the Options
Options	Number	Value per Option		Total Value
Tranche 1	500,000	A$	1.43	A$	715,000
Tranche 2	866,667	A$	1.32	A$	1,144,000
Tranche 3	1,133,333	A$	0.62	A$	702,667
Total	2,500,000			A$	2,561,667

In order to assess the economic benefits of the options, the “Binomial Model” technique was used for the valuation. This methodology produces a share price distribution and can be used to value share-based payments with market hurdles and makes allowance for early exercise. The share price distribution is generated assuming at any point in time the share price can either move up or move down.

Remuneration of the Executive Directors

All Executive Directors and Company Secretaries are employed by the Babcock & Brown Group and their remuneration under such contracts is not specifically tied to the performance of the Company or their role within the Company. The terms of employment with Rex Comb are set out below:

Rex Comb, Chief Executive Officer of the Management Company:

•	Term of agreement—no fixed term. Commencing 1 February 2005.

•	Base salary, inclusive of superannuation of A$650,000 per annum, to be reviewed annually by the Remuneration Committee. Sum of salary and superannuation will equal Total Employment Cost (TEC)

•	Bonus—Short Term Incentive (STI)

–	During the first year of employment a guaranteed STI entitlement of A$350,000 payable 12 months after commencement of employment plus a discretionary bonus of A$300,000 determined by Babcock & Brown at its absolute discretion payable (if any) 12 months after commencement of employment.

–	After first year of employment the target STI will be 100% of TEC, which will be discretionary or based on agreed key performance indicators.

•	Bonus—Long Term Incentive (LTI)—Entitlement to a minimum of 4% of any performance fees paid to the Management Company by Babcock & Brown Capital.

•	Termination period—3 months notice by the employee, 12 months notice by BCM.

•	Payment of a termination benefit—on termination by BCM, other than for gross misconduct, equal to one times base salary, plus pro-rata entitlement to any STI and in addition after one year’s employment pro-rata entitlement to any LTI.

Details of Remuneration—Directors’ Remuneration

Details of the nature and amount of each element of each of the five Directors of BCM from 8 December 2004 to 30 June 2005 are set out in the table below:

8 December 2004 to 30 June 2005

Name of Specified Director	Primary Salary and Fees (A$)	Bonus (A$)[2]	Non- Monetary Benefits (A$)	Post Employment Super- annuation (A$)	Equity Options [3] (A$)	Total
Non-Executive Directors[5]:
Robert Champion de Crespigny AC (Chairman)	75,000	–	–	6,750	257,040	338,790
William Wavish	50,000	–	–	4,500	144,863	199,363

Executive Directors:
Phillip Green[1]	194,565	–	–	6,548	147,926	349,039
Robert Topfer[1]	194,565	–	–	6,548	36,982	238,095
Rex Comb[1,6]	219,203	145,833	634	41,667	–	407,337
Andrew Tyndale[4]	–	–	–	–	–	–
Total	733,333	145,833	634	66,013	586,811	1,532,624

1	Remuneration paid to Executive Directors Phillip Green, Robert Topfer and Rex Comb is 100% of the remuneration paid to them by the Babcock & Brown Group. Apart from Rex Comb, this remuneration is paid to Executive Directors in respect of their wider responsibilities relating to the Babcock & Brown Group, of which executive directorship is a part. It is not practical to apportion the remuneration to the time spent directly on the executive directorship of BCM.

2	Executive Directors Phillip Green and Robert Topfer are paid bonuses by Babcock & Brown Limited. No bonus is payable by BCM to these Directors. Babcock & Brown Limited paid Phillip Green and Robert Topfer bonuses for the year ended 31 December 2004. None of this bonus has been presented above for the 24 days that they were also Executive Directors of BCM on the basis that no amount of this bonus was earned in that 24-day period.

3	Equity options have been valued using a Binomial pricing model. Option values for Non-Executive Directors Robert Champion de Crespigny and William Wavish represent options granted in Babcock & Brown Capital Limited for 2005. Option values for Executive Directors Phillip Green and Robert Topfer represent options granted in Babcock & Brown Limited for 2004. Babcock & Brown Limited options for 2004 were valued using a Bermudan option pricing model.

4	Andrew Tyndale was appointed a Director on 8 December 2004 and resigned 17 December 2004.

5	The Non-Executive Directors commenced employment on 17 December 2004.

6	Notwithstanding his appointment as a Director of BCM on 17 December 2004, Rex Comb commenced employment 1 February 2005. This commencement date succeeds his appointment date as a Director from 17 December 2004.

Details of Remuneration—Directors’ Remuneration

Director	Number Granted	Grant Date	Value per Option (A$)	Exercise Price per Share (A$)	First Exercise Date[1]	Last Exercise Date
Robert Champion de Crespigny AC	1,500,000	4/2/05	0.62-1.43	5.00	29/8/07	4/2/12
William Wavish	1,000,000	4/2/05	0.62-1.32	5.00	29/8/07	4/2/12
Total	2,500,000

1	The first exercisable date for the options is the date immediately after the results for the year ending 30 June 2007. This date is assumed to be 29 August 2007.

Shareholdings of Directors

Directors’ shareholdings, including personally related entities, at balance date were as follows:

Name of Specified Director	Shares Held in BCM*	Options Held in BCM**
Robert Champion de Crespigny AC	4,000,000	1,500,000
William Wavish	—	1,000,000
Phillip Green	1,600,001	—
Robert Topfer	400,001	—
Rex Comb	—	—

*	Other than the two founding shares all other shares were acquired under the IPO. There have been no other movement in Directors’ shareholdings.

**	All options were issued under the Option Plan. There were no other movements in Directors’ options.

Other transactions with Directors

Under the Prospectus issued for the IPO on 24 December 2004, Babcock & Brown Limited, the parent entity of the Management Company, subscribed for shares in the Company either directly or indirectly.

Directors Rex Comb, Phil Green and Robert Topfer are all Executive Directors of the Babcock & Brown Group. The Babcock & Brown Group provides services to the Group on an arm’s length basis. These services are described in the related parties note (Note 19) under “Management Company’s Fees”. In addition to the direct shareholdings held by the Directors in BCM, the Babcock & Brown Group holds 12,133,700 of the Partly Paid Shares in BCM. Shares held directly by specified Directors are shown in the table above.

19.	Related parties

Directors and Specified Executives

Disclosures relating to Directors and specified executives are set out in Note 18.

Consolidated Group

The consolidated group consists of Babcock & Brown Capital Limited and its controlled entities. Ownership interests in these controlled entities are set out below:

Name of Subsidiary	Country of Incorporation	Ownership Interest
Babcock & Brown Capital Investments Pty Ltd	Australia	100.0%
Babcock & Brown Capital Investments 2 Pty Ltd	Australia	100.0%
B&B Capital (Germany) Management GmbH*	Germany	100.0%
B&B Capital (Germany) GmbH & Co KG**	Germany	80.0%

*	B&B Capital (Germany) Management GmbH has a financial year ending 31 December.

**	B&B Capital (Germany) GmbH & Co KG is a limited liability partnership, in which B&B Capital (Germany) Management GmbH is the personally liable partner.

All subsidiaries were incorporated in the current period and remained dormant to 30 June 2005.

Directors’ Loans and Other Transactions

There were no loans or other transactions made to or from the Directors of BCM during the financial period.

Other Related Party Transactions

A current receivable of A$196,870 is payable as at 30 June 2005 by Babcock & Brown Australia Pty Ltd to BCM.

Management Company’s Fee

Under the terms of the Management Agreement the Management Company provides designated and non-designated services in return for a fee. The Management Company for the period was Babcock & Brown Securities Pty Ltd. Babcock & Brown Capital Management Pty Ltd will become the Management Company subsequent to the issue of the appropriate Australian Financial Services Licence.

The term of the Management Agreement is 25 years, subject to early termination. The fee is calculated as follows:

Percentage of Raised Capital Invested in Authorised Investments	Annual Management Fee
Less than 30%	Nil. Subject to reimbursement of costs incurred by the Management Company.
At least 30% (at any time) but less than 50%	1% of the value of Net Assets shown in the most recent half-yearly or annual audited balance sheet.
At least 50% (at any time) but less than 75%	1.5% of the value of Net Assets in the most recent half-yearly or annual audited balance sheet.
At least 75% (at any time)	2% of the value of Net Assets in the most recent half-yearly or annual audited balance sheet.

In addition to the management fee structure, the Management Agreement provides that the Management Fee must at least equal the amount of costs which the Management Company has incurred in its role. Given that BCM remains uninvested at period end, these administration and other costs form the reimbursement of costs incurred by the Management Company, payable under the Management Agreement. The fees paid or payable during the period were:

Management fee	A$nil
Performance fee	A$nil
Break fee	A$nil
Adviser’s fee	A$nil
Administration expenses	A$438,905
Other costs	A$36,500

Performance Fee

The Management Company is entitled to receive an annual Performance Fee calculated by reference to the pre-tax Total Shareholder Return (TSR) as follows:

Pre-tax Shareholder Return	Annual Performance Fee
Between 10% and 25%	20% of the amount (if any) by which the actual TSR exceeds a notional 10% pre-tax TSR but is equal to or less than a notional 25% pre-tax TSR; and
Above 25%	30% of the amount (if any) by which the actual TSR exceeds a notional 25% pre-tax TSR, less:
the aggregate of any Performance Fees previously paid by the Company to the Management Company during the term of the Management Agreement.

The Performance Fee is calculated on a cumulative basis such that TSR must continue to exceed the return benchmarks before any additional Performance Fee is payable. TSR is calculated in accordance with the Management Agreement by reference to:

•	The difference between amounts paid by shareholders for any subscription for BCM shares and the value of those shares as at the end of each measurement period; and

•	Dividends and/or other distributions received by shareholders in respect of those shares during the measurement period.

If the calculation of the Performance Fee results in a negative figure, no Performance Fee will be paid to the Management Company.

Break Fee

The Management Company is entitled to one-third of the value of any break, termination or other similar fees received by BCM in connection with any proposed investment.

Adviser’s Fee

In addition to the management fee and performance fees payable to the Management Company, Babcock & Brown Australia Pty Ltd has been appointed as the Preferred Adviser. Babcock & Brown Australia Pty Ltd is a controlled entity of Babcock & Brown Limited. The fees payable under the Preferred Adviser mandate are determined on the basis of the investment proposal presented by Babcock & Brown Australia Pty Ltd to BCM.

	Consolidated 2005 A$	Parent Entity 2005 A$
20. Auditor’s Remuneration
During the period the following fees were paid to the Group auditor:
Assurance Services
Audit services
Fees paid to PricewaterhouseCoopers Australian firm:
Audit of financial statements	79,000	79,000
Other audit services	37,500	37,500
Total audit fees	116,500	116,500

BCM has not engaged the statutory auditor, PricewaterhouseCoopers, to provide any other non-audit services during the period to 30 June 2005. It remains the intention of the Board that other service providers will be engaged in preference to PricewaterhouseCoopers, such that non-audit services will not be provided by PricewaterhouseCoopers.

The Audit and Risk Management Committee has completed an evaluation of the overall effectiveness and independence of the auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement confirming their independence.

21.	Subsequent Events

There are no subsequent events to report.

22.	Contingent Liabilities

There are no contingent liabilities to report.

23.	International Financial Reporting Standards

The Australian Accounting Standards Board (AASB) has adopted International Financial Reporting Standards effective from 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has released interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to International Financial Reporting Standards (AIFRS) will be first reflected in the Group’s financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

The transitional rules for adoption require the restatement of comparative financial statements using AIFRS. Comparative information will be required to be restated effective from the date of incorporation of 8 December 2004 until 30 June 2005.

During the period, BCM performed a risk-based assessment of the key impacts expected to arise from changes in accounting policies to report in accordance with AIFRS requirements. In order to facilitate this assessment, BCM established a project team to manage and plan the transition to AIFRS. The project team provides updates to the Audit and Risk Management Committee and the external auditors.

The project team has analysed all of the AIFRS and has identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1: First Time Adoption of Australian Equivalents to International Financial Reporting Standards. These choices have been analysed to determine the most appropriate accounting policy for the Group.

The known or reliably estimable impacts on the financial statements for the period ended 30 June 2005 had it been prepared using AIFRS are set out below. No material impacts are expected in relation to the statement of cash flows.

Although the adjustments disclosed in the note are based on management’s best knowledge of expected standards and interpretations and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the AASB and the IASB. Therefore, until BCM prepares its first full AIFRS financial statements, the possibility exists that the accompanying disclosures may have to be adjusted.

These transitional impacts together with the key changes in accounting policies are as follows:

Share-Based payments

A total of 2.5 million share options were issued to Non-Executive Directors under the Non-Executive Directors’ Option Plan.

In accordance with AASB 2 “Share-based Payment”, all share-based payments made to all employees and Directors will be required to be recognised as an expense in respect of the services received, pro-rated over the period of service. This will result in a change to the Group’s accounting policy which does not recognise an expense in respect of these items. As at 30 June 2005, the options issued to Non-Executive Directors under the Option Plan represent the only share-based payments in the Group.

Transitional impact on the Group

If the policy required by AASB 2 had been applied during the period ended 30 June 2005, consolidated and parent entity profits would have been A$0.40 million lower, with a corresponding increase to employee share-based payment reserve.

Income Tax

Under AASB 112 “Income Taxes” deferred tax balances are determined using the “balance sheet” approach which calculates temporary differences based on the carrying amount of an entity’s assets and liabilities in the statement of financial position and their associated tax bases. This might result in the recognition of additional deferred tax assets and liabilities. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which tax balances are determined using the income statement method, whereby items are only tax effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

The change in accounting policy will also affect the recognition of future tax losses. Tax losses incurred in the Group under the change in accounting policy will be recognised as an asset to the extent that future taxable profits are probable of realisation, as opposed to the current test which requires virtual certainty.

Transitional impact on the Group

If the policy required by AASB 112 had been applied during the period ended 30 June 2005, consolidated and parent entity equity would have been A$6.514 million higher with a corresponding increase to the deferred tax asset. The change to the balance sheet approach would have recognised a temporary difference of A$6.514 million, representing the tax effect of the future deductible share issue costs as at 30 June 2005.

Goodwill

Future acquisitions and business combinations are likely to result in the recognition of goodwill. Under AASB 3 “Business Combinations” goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing.

Transitional impact on the Group

No Goodwill exists at this point. Financial impact is therefore nil.

Financial Instruments

The Group will be taking advantage of the exemption under AASB 1 to apply AASB 132: ”Financial Instruments: Disclosure and Presentation” and AASB 139 “Financial Instruments: Recognition and Measurement” only from 1 July 2005. This allows the Group to apply previous Australian generally accepted accounting principles (Australian GAAP) to the comparative information for financial instruments within the scope of AASB 132 and AASB 139 in the 30 June 2006 financial statements.

In accordance with AASB 139 “Financial Instruments: Recognition and Measurement” financial assets will be classified into four categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables—measured at amortised cost; held to maturity assets—measured at amortised cost; held for trading assets—measured at fair value; and available for sale assets—measured at fair value, with movements taken to equity.

Under AASB 139, classifications of loans and receivables and financial liabilities will remain unchanged. Measurement of these instruments will initially be at fair value with subsequent measurement at amortised cost using the effective interest rate method. Impairment will be recognised when there is objective evidence that they are impaired.

As a result of the application of the exemption referred to above, there would have been no adjustment to classification or measurement of financial assets or liabilities from the application of AIFRS during the period ended 30 June 2005. Changes in classification and measurement will be recognised from 1 July 2005.

Transitional impact on the Group

No transitional impact. BCM will adopt the exemption available under AASB 1: ”First Time Adoption of AIFRS” and apply the financial instruments standards from 1 July 2005.

Section B: Financial information for the six months ended 31 December 2005

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note		Half-year ended 31 December 2005 A$’000
Revenues from continuing operations	3		*32,268
Management Company’s operating expenses	3		(2,563)
Share-based payments			(503)
Administration expenses			(548)
Net loss on foreign currency derivative—not qualifying as hedges			(688)
Net foreign exchange loss			(133)
Finance costs	3		*(542)
Other expenses			(136)
Profit from continuing operations before income tax expense			*27,155
Income tax expense	4		(1,635)
Net profit for the half-year			*25,520
Net profit attributable to members of Babcock & Brown Capital Limited			*25,520
Basic earnings per share (cents per share)	6	(a)	12.8 cents
Diluted earnings per share (cents per share)	6	(a)	12.8 cents

*	Refer note 1(t), the above result for the Group for the half-year includes A$13,265,000 of net interest income created in respect of AIFRS. This amount represents the non-cash income from the discount un-wind of the net shareholder receivable. The Directors have resolved to transfer the cumulative amount of the net discount un-wind to an equity reserve, thereby ensuring that this amount is not available to be paid out to shareholders, in the normal course of events, by way of dividend.

The accompanying notes form part of the financial report and should be read in conjunction with the above Condensed Consolidated Income Statement.

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	31 December 2005 A$’000	30 June 2005 A$’000
Assets
Current assets
Cash and cash equivalents		151,375	501,427
Receivables		504,936	502,393
Derivative financial assets		6,859	—
Other financial assets		969	—
Total current assets		664,139	1,003,820
Non-current assets
Available-for-sale financial assets	5	375,749	—
Deferred tax assets		5,642	6,506
Total non-current assets		381,391	6,506
Total assets		1,045,530	1,010,326
Liabilities
Current liabilities
Payables		22,280	17,167
Interest bearing liabilities		5,648	—
Current tax liabilities		512	2,488
Total current liabilities		28,440	19,655
Non-current liabilities
Deferred tax liabilities		4,915	22
Total non-current liabilities		4,915	22
Total liabilities		33,355	19,677
Net assets		1,012,175	990,649
Equity
Contributed equity		957,121	983,360
Reserves	8	35,911	401
Retained earnings		19,143	6,888
Total equity		1,012,175	990,649

The accompanying notes form part of the financial report and should be read in conjunction with the above Condensed Consolidated Balance Sheet.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Half-year ended 31 December 2005 A$’000
Cash flows from operating activities
Interest received	10,845
Payments to suppliers	(1,521)
Management fees paid	(2,275)
Management Company’s administration costs paid	(288)
Interest paid	(16)
Income tax paid	(2,758)
Net cash flows from operating activities	3,987

Cash flows from investing activities
Payments for investments	(353,125)
Payments for derivative financial instruments	(7,546)
Net cash flows used in investing activities	(360,671)

Cash Flows from Financing Activities
Proceeds from borrowings	4,507
Proceeds from calls on shares	2,158
Net cash flows from financing activities	6,665
Net decrease in cash held	(350,019)
Cash brought forward	501,427
Effects of exchange rate changes on cash	(33)
Closing cash carried forward	151,375

The accompanying notes form part of the financial report and should be read in conjunction with the above Condensed Consolidated Cash Flow Statement.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note		Half-year ended 31 December 2005 A$’000
Total Equity at the beginning of the half-year			990,649

Adjustment on adoption of AASB 132 and AASB 139:
Contributed equity	10	(d)(ii)	(26,239)
Retained earnings*	10	(d)(ii)	10,264
Available-for-sale investments revaluation reserve	8		11,468
Share-based payments reserve	8		504
Foreign currency translation reserve	8		9
Income recognised directly in equity			(3,994)

Profit for the half-year*			25,520
Total Equity at the end of the half-year			1,012,175

Total recognised income and expenses for the half-year is attributable to:
Members of Babcock & Brown Capital Limited			21,526

*	Refer note 1(t), A$23,529,000 has been transferred to an equity reserve for the period ending 31 December 2005.

The accompanying notes form part of the financial report and should be read in conjunction with the above Condensed Consolidated Statement of Changes in Equity.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

This general purpose financial report for the interim half-year reporting period ended 31 December 2005 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the period ended 30 June 2005 and any public announcements made by Babcock & Brown Capital Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The Babcock & Brown Capital Group (“the Group”) consists of Babcock & Brown Capital Limited (“BCM”) and its subsidiaries. The Company was formed on 8 December 2004 and had no transactions before listing on the ASX on 14 February 2005.

(a)	Basis of preparation of half-year financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all periods presented unless otherwise stated.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS)

This interim financial report is the first Babcock & Brown Capital Limited interim financial report to be prepared in accordance with AIFRSs. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial statements of BCM until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing BCM’s interim financial report for the half-year ended 31 December 2005, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative balance sheet has been restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group’s equity and its net income are given in note 10.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

(b)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of BCM as at 31 December 2005 and the results of the half-year then ended. BCM and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer note 1(f)).

All intercompany balances, transactions and unrealised gains and losses on transactions between Group companies have been eliminated in full. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c)	Foreign Currency Translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is the Group’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into functional currencies using the exchange rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve of equity.

(iii) Group Companies

The results and financial position of all Group entities (none of which has the currency of a hyperinflation economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates, unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions; and

•	all resulting exchange differences are recognised as a separate component of equity.

(d)	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of duties and taxes paid. Revenue is recognised as follows:

Interest income

Interest income is brought to account on an accruals basis with reference to the effective interest rate applicable on the asset. Interest revenue on loans and receivables is recognised using the effective interest rate method.

Dividend income

Dividend income is recognised when the right to receive payment is established.

(e)	Income Tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and assessable temporary differences to measure the deferred tax asset or liability.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets and liabilities are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised in equity.

(f)	Acquisition of Assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus the costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Project and deal costs (direct and external only) are capitalised and deferred only to the extent that it is highly probable that a contract will be entered into which will result in the recognition of an asset.

Project and deal costs are assessed for recoverability at the end of each reporting period to determine the amount, if any, which should be expensed to the income statement.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after reassessment of the identification and measurement of the net assets acquired.

(g)	Goods and Services Tax (GST)

The amount of GST incurred by the Group that is not recoverable from the Australian Taxation Office (ATO) is recognised as an expense or as part of the acquisition of an asset. These expenses have been recognised in the income statement net of the amount of GST recoverable from the ATO. Receivables and payables are stated at amounts inclusive of GST. The net amount recoverable from the ATO is included in receivables in the Balance Sheet. Cash flows relating to GST are included in the Cash Flow Statement on a gross basis.

(h)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid investments with original maturities of three months or less. These assets are stated at nominal values. For the purposes of the Cash Flow Statement, cash includes cash on hand and in banks and money market and term deposit investments, readily convertible to cash within two working days, net of outstanding bank overdrafts.

(i)	Investments and other financial assets

From 8 December 2004 to 30 June 2005

The Group have taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the period ended 30 June 2005.

Adjustments on transition date: 1 July 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exception of loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes to carrying amounts are taken to retained earnings or reserves.

From 1 July 2005

The Group classifies its investments in the following categories: available-for-sale financial assets, financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

i. Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short-term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as fair value through the income statement unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

ii. Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

iii. Available-for-sale financial assets

Available-for-sale financial assets, comprising of marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Group contracts to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through the profit and loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and reward of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available-for-sale are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm’s length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss – is removed from equity and recognised in the income statement.

(j)	Derivatives

From 8 December 2004 to 30 June 2005

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. There were no derivatives held by the Group during that period.

Adjustments on transition date: 1 July 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition (1 July 2005) changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

There were no derivatives held by the Group on transition date and hence no adjustments were required.

From 1 July 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Derivative instruments currently held by the Group do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

(k)	Payables

These amounts represent liabilities for goods and services provided to the Group before the financial period which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(l)	Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after balance date.

(m)	Borrowing Costs

Borrowing costs are expensed as incurred.

(n)	Provisions

Provisions are recognised when a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities arise as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(o)	Share-based Payments

Share-based payment compensation benefits were provided to non-executive directors as part of the Initial Public Offering (IPO), referred to as the Share Option Plan.

The fair value of the options granted under the Share Option Plan for no cash consideration, is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the directors/employees became unconditionally entitled to the options.

The fair value at grant date is independently determined using a binomial option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(p)	Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the Directors on or before the end of the financial period but not distributed at balance date.

(q)	Earnings Per Share (EPS)

Basic EPS is determined by dividing the net profit after income tax attributable to members of the Group by the weighted average number of ordinary shares outstanding during the period. Amounts are adjusted for any bonus elements in ordinary shares issued during the period, or to be issued.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares issued in relation to dilutive potential ordinary shares.

(r)	Contributed Equity

Contributed equity includes all issued capital, which includes the fair value of the issued capital including partly paid shares plus uncalled amounts on the partly paid shares.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity, as a reduction, net of tax, of the share proceeds received.

(s)	Rounding

The Company is a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the rounding off of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest $1,000, or in certain cases to the nearest dollar.

(t)	Presentation of Financial Statements

With the application of AIFRS in these financial statements, the amounts of uncalled capital due from shareholders, and the subject of a contractual obligation, have been considered to be, on a net basis a “financial asset”.

In accordance with AIFRS, the net “financial asset” has been discounted to reflect the time value of money over the period from the date of establishment of the financial instrument to its ultimate date of recovery. The discount is being brought to account progressively over the period through to expected recovery.

As a result of this treatment, A$10,264,000 of the amount to be ultimately received from shareholders has been brought to account as retained earnings at 1 July 2005. A further A$13,265,000 of the amount of A$5.00 per share to be received from shareholders has been brought to account as income in the six month period ended 31 December 2005.

All costs incurred in respect of the original issue of shares at A$5.00 each have been charged directly against the capital value of the shares issued.

The Directors have determined that this total of A$23,529,000 in income and retained earnings should not be used to pay future dividends. As a result, the Directors have resolved to transfer the total discount un-wind from retained earnings to an equity reserve.

2.	Segment Information

Primary reporting format—geographical segments Half-year ended 31 December 2005	Australia A$’000	Ireland A$’000		Consolidated A$’000
Total segment revenue	22,900	9,368		32,268
Segment result	17,787	9,368	*	27,155

Unallocated expense				—
Profit before income tax				27,155

The Group’s operations during the period were predominantly in two geographical areas: Australia and Ireland. The Group currently has one investment in the telecommunications sector. There continues to be no operations in the European subsidiaries.

*	No specific costs allocated to the Irish investment in Eircom.

3.	Profit for the Half-Year

Half-year ended 31 December 2005 A$’000
Profit for the half-year includes the following items that are unusual because of their nature, size or incidence:

(a) Revenues
Interest income—bank and term deposits	9,197
Effective interest on second instalment of equity issue	13,703
Dividend income	9,368
Total revenues from continuing operations	32,268

(b) Expenses
Management Company’s operating expenses
Management fee*	2,275
Management Company’s administration costs*	288
Total Management Company’s operating expenses	2,563

Finance costs
Effective interest on share issue costs	438
Other	104
Total finance costs	542

*	The Management Company’s administration costs ceased when BCM invested in eircom. BCM now pays a management fee to the Management Company on a monthly basis. Payment for the management fee commenced in October 2005 with the last payment for administration costs being made in September 2005.

4.	Income Tax

Half-year ended 31 December 2005 A$’000
(a) Income Tax Expense
Current tax	522
Deferred tax	864
Adjustment to prior period	249
1,635

Half-year ended 31 December 2005 A$’000

(b) Numerical Reconciliation of Income Tax Expense to Prima Facie Tax Payable
Profit from continuing operations before income tax	27,155
Prima facie tax on profit from ordinary activities at 30%	8,147
Tax effect of amounts which are not deductible/(assessable) in calculating taxable income:
Foreign tax exempt dividends	(2,810)
Non taxable income—discount un-wind from net shareholder receivable	(3,980)
Non-deductible expenses	29
Adjustment to prior period	249
Income tax expense	1,635

5.	Available-for-sale financial assets*

At beginning of period—1 July 2005	—
Additions at cost on purchase—listed securities	359,366
Available-for-sale investments revaluation reserve	16,383
At end of half-year	375,749

During the period to 31 December 2005, the Company acquired 117,184,384 shares in eircom representing 10.9% of the shares at an average price of €1.89 (€ = A$1.61 approx). This holding is part of a larger long-term holding of 12.6% held by the group and its associates. This represents the second largest holding in Eircom behind the 22% holding of eircom ESOP Trust Limited.

*	Although for accounting standards the investment is classified as ‘available-for-sale’, the Directors’ intention is to hold the investment for the long-term.

6.	Earnings per share and dividends

(a) Earnings per share
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:	A$’000
Earnings used in calculating basic and diluted earnings per share	25,520

Number
Weighted average number of ordinary shares issued	200,000,000
Effect on dilutive securities—share options	—
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	200,000,000

Basic earnings per share	12.8 cents
Diluted earnings per share	12.8 cents
(b) Earnings per share (excluding the effective interest on the discount un-wind from the net shareholder receivable)
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:	A$’000

Earnings as per the consolidated income statement—after tax	25,520
Less Effective interest on the net shareholder receivable	(13,265)
Earnings used in calculating basic and diluted earnings per share (excluding the effective interest on the discount un-wind)	12,255

Basic earnings per share after tax—excluding the effective interest on the discount un-wind	6.1 cents
from the net shareholder receivable (cents per share)
Diluted earnings per share after tax—excluding the effective interest on the discount un-wind	6.1 cents
from the net shareholder receivable (cents per share)

(c) Dividends
The directors have not proposed an interim dividend for the half-year ended 31 December 2005.

(d) Net tangible asset backing per share—after tax	A$5.06

7.	Consolidated Group

The consolidated group consists of Babcock & Brown Capital Limited and its controlled entities. Ownership interests in these controlled entities at 31 December 2005 are set out below:

Name of Subsidiary	Country of Incorporation	Ownership interest
Babcock & Brown Capital Investments Pty Ltd	Australia	100.0%
Babcock & Brown Capital Investments 2 Pty Ltd	Australia	100.0%
BCL Communications Pty Ltd (Incorporated 24 August 2005)	Australia	90.0%
Eam on Holdings Pty Ltd (Incorporated 7 September 2005)	Australia	100.0%
B&B Capital (Germany) Management GmbH	Germany	100.0%
B&B Capital (Germany) GmbH & Co KG	Germany	80.0%

8.	Reserves

Half-year ended 31 December 2005 A$’000
Total Reserves
Equity reserve	23,529
Available-for-sale investments revaluation reserve	11,468
Share-based payments reserve	905
Foreign currency translation reserve	9
35,911
Movements
Equity reserve
Balance 1 July	—
Transfer from retained earnings (refer note 1(t))	23,529
Balance 31 December	23,529
Available-for-sale investments revaluation reserve
Balance 1 July	—
Revaluation – gross	16,383
Deferred tax	(4,915)
Balance 31 December	11,468
Share-based payments reserve
Balance 1 July	401
Option expense	504
Balance 31 December	905
Foreign currency translation reserve
Balance 1 July	—
Currency translation differences arising during the period	9
Balance 31 December	9

9.	Events Occurring After Reporting Date

As at the date of signing the half-year financial report, the Company has received the second partly paid share instalment due on 6 February 2006 of A$500 million.

Kerry Roxburgh was appointed a Non-Executive Director of the Company on 9 February 2006 and continues in office at the date of this report.

On 22 February 2006, the Company announced it had made a preliminary approach to eircom, as well as the Group and its associates increasing its shareholding to 18% in eircom. Since that announcement, there has been no further update on the status of the Company’s approach and as at the date of this report, the Company is awaiting a formal response from the Board of Eircom.

As at the close of trading in the United Kingdom on 8 March 2006, the Group and its associates held 279,831,459 ordinary shares in eircom representing 26.1% of the capital. These shares have been purchased at an average price of €2.04 per share. The maximum price paid was €2.20 and the price as at the close of trading in the United Kingdom on 8 March 2006 was €2.20. The Company’s own share of the Group and its associates 26.1% shareholding is 24.4% at a cost of approximately A$863 million.

10.	Explanation of Transition to AIFRS

(a)	At the end of the last reporting period under AGAAP: 30 June 2005

	Notes	AGAAP A$’000	Effect of transition to AIFRS A$’000	AIFRS A$’000
Assets
Current assets
Cash and cash equivalents		501,427	—	501,427
Receivables		502,393	—	502,393
Total current assets		1,003,820	—	1,003,820

Non-current assets
Other financial assets		—	—	—
Deferred tax assets	(d)(i)	—	6,506	6,506
Total non-current assets		—	6,506	6,506
Total assets		1,003,820	6,506	1,010,326

Liabilities
Current liabilities
Payables	(d)(iv)	1,187	15,980	17,167
Interest bearing liabilities		—	—	—
Current tax liabilities		2,488	—	2,488
Provisions	(d)(iv)	15,980	(15,980)	—
Total current liabilities		19,655	—	19,655

Non-current liabilities
Deferred tax liabilities		22	—	22
Total non-current liabilities		22	—	22
Total liabilities		19,677	—	19,677
Net assets		984,143	6,506	990,649

Equity
Contributed equity	(d)(i)	976,854	6,506	983,360
Reserves	(d)(iii)	—	401	401
Retained earnings		7,289	(401)	6,888
Total equity		984,143	6,506	990,649

BCM was formed on 8 December 2004 and had no transactions before listing on the ASX on 14 February 2005. BCM’s first consolidated financial report was produced for the period ended 30 June 2005. As a result, comparative information is not presented prior to 30 June 2005.

(b)	Reconciliation of profit under previous AGAAP to profit under AIFRS for the period ended 30 June 2005

	Notes	A$’000
Profit from ordinary activities before income tax expense as previously reported under AGAAP		9,799
Share-based payments	(d)(iii)	(401)
Profit from continuing operations before income tax expense under AIFRS		9,398
Income tax expense relating to ordinary activities as previously reported under AGAAP		(2,510)
Adjustments to tax expense under AIFRS		—
Income tax expense under AIFRS		(2,510)
Net Profit attributable to members of Babcock & Brown Capital Limited under AIFRS		6,888

The Company was formed on 8 December 2004 and had no transactions before listing on the ASX on 14 February 2005, therefore the above profit reconciliation reflects the results for the period from incorporation to 30 June 2005.

(c)	Reconciliation of Cashflow Statement for the period ended 30 June 2005

There are no material differences between the Cashflow Statement under AIFRS to that presented under AGAAP for the previous reporting period.

(d)	Notes to the Reconciliations

(i) Income Tax

Under previous AGAAP there was no requirement to recognise deferred tax on transactions recognised directly in equity, using the income statement approach.

Under AIFRS, AASB 112: Income Taxes requires the Group to use the balance sheet approach which calculates temporary differences based on the carrying amount of an entity’s assets and liabilities in the balance sheet and their associated tax bases. The effect of this at 30 June 2005 was to recognise a deferred tax asset for A$6,506,000 with a corresponding increase in contributed equity, representing the tax effect of the future deductible share issue costs at 30 June 2005.

(ii) Financial Instruments

Under previous AGAAP and the Group’s accounting policy, current receivables were held at cost and were only reduced where they were viewed as unrecoverable or impaired.

Under AIFRS, AASB 139: Financial Instruments: Recognition and Measurement, classifications of loans and receivables remain unchanged. Measurement of these instruments is now required to be initially recorded at fair value with subsequent measurement at amortised cost using the effective interest rate method.

As at 30 June 2005, the Group presented in its Statement of Financial Position amounts in respect of the second partly-paid share instalment, which was completed on 6 February 2006. The amounts were a A$500,000,000 receivable and a A$15,980,000 provision for future underwriting costs. The AIFRS treatment of both of these amounts is discussed below:

Receivable of A$500,000,000

In accordance with AIFRS, the receivable has been discounted to reflect the time value of money over the period from the date of establishment of the financial asset to its ultimate date of recovery, and the discount is being brought to account progressively over the period through to expected recovery.

In measuring the shareholder receivable at amortised cost on initial recognition in February 2005, an adjustment was made to decrease contributed equity and receivables by A$27,105,000. As a result of the un-wind of the discount on the receivable at 1 July 2005, an adjustment was made to increase retained earnings and the corresponding receivable by A$10,603,000. For the current half-year period to 31 December 2005, a further A$13,703,000 was unwound from the discount to the receivable and is recorded in the income statement for the half-year (refer note 3). The remaining A$2,799,000 of the un-wind is to be recognised from 1 January 2006 to 6 February 2006.

Payable of A$15,980,000

In measuring the liability for future underwriting costs on initial recognition in February 2005, there was an increase in share capital of A$866,000 with a corresponding reduction to payables. As a result of the un-wind of the discounted liability at 1 July 2005, an adjustment was made to decrease retained earnings by A$339,000. For the current half-year period to 31 December 2005, the un-wind of the discount is shown in the income statement as part of finance costs. The amount for the half-year period was A$438,000, leaving A$89,000 of the un-wind to be recognised from 1 January 2006 to 6 February 2006.

The net impact of the two above-mentioned AIFRS adjustments on 1 July 2005 is as follows:

Increase in Retained earnings	A$	10,264,000
Decrease in Contributed equity	A$	26,239,000

(iii) Share-Based Payments

Under previous AGAAP there was no requirement to recognise an expense in respect of share-based payments. Public companies were only required to disclose the value of equity instruments granted to non-executive directors.

Under AIFRS, AASB 2: Share-based Payment requires the Group to recognise an expense for those options granted under the non-executive director Share Option Plan. The value of the option is determined at the date of grant and that value must be expensed on a pro-rata basis from the date of grant to the date the options fully vest with the employee. The effect of this is at 30 June 2005 was to reduce retained earnings by $401,000.

(iv) Reclassification of liabilities

Under previous AGAAP the liability for future underwriting costs of $15,980,000 was classified as a provision in the statement of financial position. Under AIFRS, this amount is reclassified as a financial liability and included as part of payables as at 30 June 2005.

PART 8

ADDITIONAL INFORMATION

1.	Responsibility statements

(a)	The directors of BCMIH, the directors of BBCM and the directors of the ESOT Trustee (other than Peter Lynch) whose names are set out in paragraphs 2(a), 2(d) and 2(e) of this Part 8, respectively, accept responsibility for the information contained in this document other than information for which responsibility is taken pursuant to paragraphs 1(b), 1(c) and 1(d) of this Part 8. To the best of the knowledge and belief of the directors of each of BCMIH, BBCM and the ESOT Trustee (other than Peter Lynch) (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)	The Independent Directors, whose names are set out in paragraph 2(c) of this Part 8, accept responsibility for the following information contained in this document: the information in the letter from the Chairman of eircom set out in Part 1 of this document, the information in paragraphs 6, 13, 15, 19 and 20 of Part 2 of this document, the information in Part 5 of this document and the information in paragraphs 5 and 6(a) of this Part 8 and any other information relating to the eircom Group, the Independent Directors and members of their immediate families, related trusts and persons connected with them in Part 8 of this document. The Independent Directors accept responsibility for no other information contained in this document. To the best of the knowledge and belief of the Independent Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(c)	The directors of BBCM, whose names are set out in paragraph 2(d) of this Part 8, accept responsibility for the information contained in this document relating to BCM, the BCM Group and BBIG. To the best of the knowledge and belief of the directors of BBCM (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(d)	The directors of the ESOT Trustee (other than Peter Lynch), whose names are set out in paragraph 2(e) of this Part 8, accept responsibility for the information contained in this document relating to the ESOT, the ESOP and the ESOT Beneficiaries. To the best of the knowledge and belief of the directors of the ESOT Trustee (other than Peter Lynch) (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors

(a)	The BCMIH Directors and their respective functions are as follows:

Rob Topfer	Chairman

Con Scanlon	Deputy Chairman

Colm Barrington	Director

Rex Comb	Director

John Conroy	Director

Pierre Danon	Director

(b)	The eircom Directors and their respective functions are as follows:

Sir Anthony O’Reilly	Chairman

Con Scanlon	Deputy Chairman

Dr. Philip Nolan	Chief Executive Officer

Peter Lynch	Chief Financial Officer

Cathal Magee	Managing director, retail

David McRedmond	Commercial director

John Conroy	Non-executive director

Didier Delepine	Non-executive director

Irial Finan	Non-executive director

Kevin Melia	Non-executive director

Padraic O’Connor	Non-executive director

Maurice Pratt	Non-executive director

Donal Roche	Non-executive director

The registered office of eircom Group plc, whose registered number is 4827199, is 1 Park Row, Leeds LS1 5AB and the business address of each of the eircom Directors is 114 St. Stephen’s Green West, Dublin 2, Ireland.

(c)	The Independent Directors are as follows:

Sir Anthony O’Reilly

Dr. Philip Nolan

Peter Lynch

David McRedmond

Didier Delepine

Irial Finan

Kevin Melia

Padraic O’Connor

Maurice Pratt

Donal Roche

(d)	The directors of BBCM and their respective functions are as follows:

Robert Topfer	Executive Chairman

Rex Comb	Executive director

Phillip Green	Executive director

John Shin	Executive director

Andrew Tyndale	Executive director

(e)	The directors of the ESOT Trustee and their respective functions, are as follows:

Jerome Barrett	Chairman (Union Coalition appointee)

David Beattie	Non-executive director (independent professional trustee)

Jim Browne	Non-executive director (Union Coalition appointee)

Peter Lynch	Non-executive director (eircom appointee)

Cathal Magee	Non-executive director (eircom appointee)

Paul O’Rorke	Non-executive director (Union Coalition appointee)

Eugene Quinn	Non-executive director (Union Coalition appointee)

The representatives of the ESOT on the eircom Board, being Con Scanlon, John Conroy and Cathal Magee, have absented themselves from eircom Board discussions in relation to the Offer. Peter Lynch is one of the eircom appointees to the ESOT Trustee board and has absented himself from the deliberations of the ESOT Trustee board in relation to the Offer. All the ESOT Trustee directors are ESOT Beneficiaries except David Beattie. The Union Coalition and eircom appoint representatives to the ESOT Trustee board as set out against the names of the ESOT Trustee directors in paragraph 2(e) of this Part 8 above. Shay Cody is an alternate director on the board of directors of the ESOT Trustee for Jerome Barrett, Jim Browne, Paul O’Rorke and Eugene Quinn. Shay Cody is not an ESOT Beneficiary.

3.	Market quotations

Set out below are the closing middle-market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List on:

(a)	the first business day in each of the six months immediately before the date of this document;

(b)	19 May 2006 (being the last business day prior to the commencement of the Offer Period); and

(c)	9 June 2006 (being the last business day prior to the publication of this document).

Date	Ordinary Share price (€)
3 January 2006	1.99
1 February 2006	1.90
1 March 2006	2.21
3 April 2006	2.15
2 May 2006	2.17
19 May 2006	2.16
1 June 2006	2.16
9 June 2006	2.18

4.	Disclosure of interests and dealings in shares

(a)	Definitions

For the purposes of this paragraph 4, references to:

(i)	“acting in concert” with a party means any person acting or deemed to be acting in concert with that party for the purposes of the City Code and the Offer;

(ii)	“arrangement” includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing;

(iii)	“associate”, in relation to eircom, includes:

(A)	the subsidiaries and associated companies of eircom and companies of which eircom, its subsidiaries or associated companies are associated companies (other than BCMIH and the ESOT). For this purpose, ownership or control of 20 per cent. or more of the equity share capital of a company is the test of associated company status;

(B)	a connected adviser to eircom or any company covered in (A) above or any person acting in concert with eircom, and persons controlling, controlled by or under the same control as any such connected adviser;

(C)	the directors of eircom or of any company covered in (A) above (together in each case with their close relatives and related trusts); and

(D)	any pension fund or employee benefit trust of eircom or of any company covered in (A) above (but excluding the ESOP and the ESOT);

(iv)	“connected adviser”, in relation to eircom, includes an organisation which is advising eircom in relation to the Offer, its corporate broker, an organisation which is advising a person acting in concert with eircom in relation to the Offer or in relation to the matter which is the reason for that person being a member of the concert party, or an organisation which is advising an associate covered in (iii)(A) above in relation to the Offer;

(v)	“control” means an interest or interests in shares or securities carrying in aggregate 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether such interest or interests give de facto control;

(vi)	“dealing” or “dealt” includes:

(A)	acquiring or disposing of securities, or the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to securities, or of general control of securities;

(B)	taking, granting, acquiring, disposing of, entering into, closing out, terminating, exercising or varying an option (including a traded option contract) in respect of any securities;

(C)	subscribing or agreeing to subscribe for securities;

(D)	exercising or converting, whether in respect of new or existing securities, any securities carrying conversion or subscription rights;

(E)	acquiring, disposing of, entering into, closing out, exercising any rights under, or varying, a derivative referenced, directly or indirectly, to securities;

(F)	entering into, terminating or varying the terms of any agreement to purchase or sell securities; and

(G)	any other action resulting, or which may result, in an increase or decrease in the number of securities in which a person is interested or in respect of which he has a short position;

(vii)	“derivative” includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

(viii)	“disclosure period” means the period commencing on 22 May 2005 (being the date 12 months prior to the start of the Offer Period) and ending on 9 June 2006 (the latest practicable date prior to the posting of this document);

(ix)	“eircom relevant securities” means Ordinary Shares and Convertible Preference Shares and any other securities convertible into or carrying rights to subscribe for any of the foregoing;

(x)	“BCMIH relevant securities” means any shares in the equity share capital of BCMIH, the Preference Shares, any securities of BCMIH carrying substantially the same rights as the Preference Shares and any other securities convertible into or carrying rights to subscribe for any of the foregoing;

(xi)	“relevant securities” means eircom relevant securities and BCMIH relevant securities;

(xii)	references to a “pension fund” of eircom or of any associate covered in (iii)(A) above do not include any such pension funds which are managed under an agreement or arrangement with an independent third party in the terms set out in Note 6 on the definition in the City Code of “acting in concert”;

(xiii)	references to a person having an “interest” in any securities includes where a person:

(A)	owns securities;

(B)	has the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to securities or has general control of them;

(C)	by virtue of any agreement to purchase, option or derivative, has the right or option to acquire securities or call for their delivery or is under an obligation to take delivery of them, whether the right, option or obligation is conditional or absolute and whether it is in the money or otherwise; or

(D)	is party to any derivative whose value is determined by reference to the price of securities and which results, or may result, in his having a long position in them; and

(xiv)	“short position” means any short position in securities (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require any other person to purchase or take delivery.

(b)	Interests and dealings in relevant securities

Interests	in eircom relevant securities

(i)	As at the close of business on 9 June 2006 (the last practicable date prior to the publication of this document), the following persons acting in concert with BCMIH owned or controlled or were interested in the following shares in the capital of eircom:

Holder	Convertible Preference Shares	Redeemable Preference Shares	Trancheable Redeemable Preference Shares	Ordinary Shares
BCMIH(1)(2)	—	—	—	290,733,902
EHP(2)	—	—	—	6,641,867
BBGP(2)	—	—	—	8,302,351
DIF(2)	—	—	—	3,320,933
ESOT(3)	144,166,666	77,161	235,240	232,415,341
Eugene Quinn	—	—	—	4,684
Merrion	—	—	—	727,496
Davy	—	—	—	3,012,943
John Conroy	—	—	—	110,145
JPMorgan Cazenove Ltd	—	—	—	—
J.P. Morgan Securities Ltd	—	—	—	—
Cathal Magee	—	—	—	898,824
Con Scanlon	—	—	—	337,080

Notes:

(1)	BCMIH is a wholly-owned subsidiary of BCMIF, which is a wholly-owned subsidiary of BCMIE, which is a wholly-owned subsidiary of BBIG, which is a wholly-owned subsidiary of EHP, which is a wholly-owned subsidiary of BCM.

(2)	The registered holder of the shares beneficially held by this entity is Vidacos Nominees Ltd.

(3)

The ESOT holds all the Convertible Preference Shares, 51,857 of the Redeemable Preference Shares, 47,315 of the Trancheable Redeemable Preference Shares and 229,855,201 of the Ordinary Shares as beneficial owner. It holds 25,304 Redeemable Preference Shares, 187,925 Trancheable Redeemable Preference Shares and 2,560,140 Ordinary Shares as bare nominee for beneficiaries of the APSS. It is also the beneficial owner of 12,929,234,098 Non-Voting Deferred Shares, which comprises almost 100 per cent. of the issued shares of that class.

(ii)	As at the close of business on 9 June 2006 (the latest practicable date prior to the publication of this document), the following persons who are deemed to be acting in concert with BCMIH held the following options over Ordinary Shares under the eircom Share Schemes:

Name	Description	Number of options or awards	Date of granting	Earliest exercise date	Normal expiry date	Exercise price (€)
Cathal Magee	Executive Plan	137,590	24-Mar-04	24-Mar-06	24-Sep-06	0.10
Cathal Magee	Option Plan	343,581	22-Jun-04	22-Jun-07	22-Jun-14	1.3575
Cathal Magee	Option Plan	219,955	7-Oct-05	7-Oct-08	7-Oct-15	2.205

(iii)	As at the close of business on 9 June 2006 (the latest practicable date prior to the publication of this document), the eircom Directors, members of their immediate families and related trusts owned or controlled the following eircom relevant securities:

Name	Ordinary Shares
Dr. Philip Nolan	2,794,469
Peter Lynch	949,256
Cathal Magee	898,824
David McRedmond	778,356
Con Scanlon	337,080
John Conroy	110,145
Didier Delepine	36,558
Irian Finan	91,397
Kevin Melia	91,397
Padraic O’Connor	54,837
Maurice Pratt	68,548
Donal Roche	10,000

(iv)	As at the close of business on 9 June 2006 (the latest practicable date prior to publication of this document), the following outstanding options and/or awards over Ordinary Shares had been granted to the eircom Directors under the eircom Share Schemes:

Name	Description	Number of options or awards	Date of granting	Earliest exercise date	Normal expiry date	Exercise price (€)
Dr. Philip Nolan	Option Plan	520,823	22-Jun-04	22-Jun-07	22-Jun-14	1.3575
Dr. Philip Nolan	Option Plan	333,460	7-Oct-05	7-Oct-08	7-Oct-15	2.205
Peter Lynch	Executive Plan	179,555	24-Mar-04	24-Mar-06	24-Sep-06	0.10
Peter Lynch	Option Plan	343,287	22-Jun-04	22-Jun-07	22-Jun-14	1.3575
Peter Lynch	Option Plan	219,955	7-Oct-05	7-Oct-08	7-Oct-15	2.205
Cathal Magee	Executive Plan	137,590	24-Mar-04	24-Mar-06	24-Sep-06	0.10
Cathal Magee	Option Plan	343,581	22-Jun-04	22-Jun-07	22-Jun-14	1.3575
Cathal Magee	Option Plan	219,955	7-Oct-05	7-Oct-08	7-Oct-15	2.205
David McRedmond	Option Plan	243,100	22-Jun-04	22-Jun-07	22-Jun-14	1.3575
David McRedmond	Option Plan	158,730	7-Oct-05	7-Oct-08	7-Oct-15	2.205

In accordance with the rules of the Option Plan, as a result of the Scheme, options held under the Option Plan will lapse on 16 August 2006 to the extent they have not been exercised by that date. It is therefore expected that each eircom Director will exercise the options granted to him in 2004 under the Option Plan prior to 16 August 2006 but, in view of the terms of the Cash Offer, will not exercise the options granted to him in 2005 and so these will lapse on 16 August 2006. As a consequence of the exercise and lapse of these options, the number of options held by eircom Directors under the Option Plan is expected to be nil at the time of the Court Hearing and it is expected that the number of Ordinary Shares shown in paragraph (iii) above for each of the following eircom Directors will be increased by the following number of Ordinary Shares: Dr. Philip Nolan - 520,823; Peter Lynch - 343,287; Cathal Magee - 343,581; and David McRedmond - 243,100.

(v)	As at the close of business on 9 June 2006 (the latest practicable date prior to publication of this document), the following associates of eircom (other than the ESOT Trustee) owned, controlled or were interested, directly or indirectly, in the following relevant securities:

Name	Number of Ordinary Shares
AIB Group	3,013,067

Dealings in eircom relevant securities

(vi)	The following dealings in relevant securities (including the exercise of options and awards under the eircom Share Schemes) by the eircom Directors, members of their immediate families and related trusts, have taken place during the Offer Period:

Name	Date	Transaction	Number of Ordinary Shares	Price (€)
Dr. Philip Nolan	26-May-06	Exercise of awards under the Executive Plan	239,407	0.10
David McRedmond	26-May-06	Exercise of awards under the Executive Plan	103,881	0.10
Con Scanlon	9-June-06	Appropriation from ESOP	6,643	Nil
Dr. Philip Nolan	9-June-06	Appropriation from ESOP	1,638	Nil
Peter Lynch	9-June-06	Appropriation from ESOP	3,482	Nil
Cathal Magee	9-June-06	Appropriation from ESOP	6,853	Nil
David McRedmond	9-June-06	Appropriation from ESOP	4,612	Nil

(vii)	The following dealings, on behalf of discretionary clients, in relevant securities by Goodbody Stockbrokers, of which Goodbody Corporate Finance is a division, have taken place during the Offer Period.

Registered Holder	Date	Transaction	Number of Ordinary Shares	Price (€)
Goodbody Stockbrokers	22-May-06	Sell	25,000	2.16
Goodbody Stockbrokers	23-May-06	Sell	9,550	2.20
Goodbody Stockbrokers	25-May-06	Sell	160,450	2.15

(viii)The	following dealings in relevant securities by BCMIH and the following person(s) who are deemed to be acting in concert with BCMIH, have taken place during the disclosure period:

(1)	BCM

Share trading pre-rights allocation

Registered Holder	Beneficial Holder	Date	Transaction	Number of Ordinary Shares	Price (€)
Vidacos Nominees Ltd	BCM	5-Sep-05	Buy	2,000,000	1.948
Vidacos Nominees Ltd	BCM	6-Sep-05	Buy	368,000	1.960
Vidacos Nominees Ltd	BCM	6-Sep-05	Buy	800,000	1.980
Vidacos Nominees Ltd	BCM	7-Sep-05	Buy	416,502	1.980
Vidacos Nominees Ltd	BCM	7-Sep-05	Buy	4,000,000	1.987
Vidacos Nominees Ltd	BCM	8-Sep-05	Buy	832,000	2.029
Vidacos Nominees Ltd	BCM	8-Sep-05	Buy	2,200,000	2.008
Vidacos Nominees Ltd	BCM	9-Sep-05	Buy	500,000	2.018
Vidacos Nominees Ltd	BCM	12-Sep-05	Buy	920,000	2.029
Vidacos Nominees Ltd	BCM	12-Sep-05	Buy	400,000	2.020
Vidacos Nominees Ltd	BCM	13-Sep-05	Buy	2,480,000	2.030
Vidacos Nominees Ltd	BCM	13-Sep-05	Buy	2,772,050	2.030
Vidacos Nominees Ltd	BCM	29-Sep-05	Buy	300,000	1.914

Rights trading

Registered Holder	Beneficial Holder	Date	Transaction	Number of Rights	Price (€)
Vidacos Nominees Ltd	BCM	16-Sep-05	Buy	96,555	0.510
Vidacos Nominees Ltd	BCM	16-Sep-05	Buy	80,000	0.510
Vidacos Nominees Ltd	BCM	19-Sep-05	Buy	400,000	0.515
Vidacos Nominees Ltd	BCM	19-Sep-05	Buy	1,402,513	0.519
Vidacos Nominees Ltd	BCM	19-Sep-05	Sell	120,000	0.530
Vidacos Nominees Ltd	BCM	20-Sep-05	Buy	3,709,500	0.540
Vidacos Nominees Ltd	BCM	20-Sep-05	Buy	3,375,774	0.533
Vidacos Nominees Ltd	BCM	21-Sep-05	Buy	7,760,000	0.529
Vidacos Nominees Ltd	BCM	21-Sep-05	Buy	5,300,000	0.527
Vidacos Nominees Ltd	BCM	22-Sep-05	Buy	9,440,000	0.528
Vidacos Nominees Ltd	BCM	22-Sep-05	Buy	2,480,000	0.526
Vidacos Nominees Ltd	BCM	22-Sep-05	Buy	1,289,695	0.525
Vidacos Nominees Ltd	BCM	23-Sep-05	Buy	512,997	0.525
Vidacos Nominees Ltd	BCM	26-Sep-05	Buy	3,053,566	0.538
Vidacos Nominees Ltd	BCM	26-Sep-05	Buy	4,188,206	0.534
Vidacos Nominees Ltd	BCM	27-Sep-05	Buy	1,954,865	0.540
Vidacos Nominees Ltd	BCM	28-Sep-05	Buy	2,676,188	0.546
Vidacos Nominees Ltd	BCM	28-Sep-05	Buy	3,078,147	0.548
Vidacos Nominees Ltd	BCM	29-Sep-05	Buy	1,650,000	0.564
Vidacos Nominees Ltd	BCM	29-Sep-05	Buy	9,950,000	0.575
Vidacos Nominees Ltd	BCM	30-Sep-05	Buy	2,777,909	0.593
Vidacos Nominees Ltd	BCM	3-Oct-05	Buy	5,969,389	0.617
Vidacos Nominees Ltd	BCM	3-Oct-05	Buy	2,650,000	0.615
Vidacos Nominees Ltd	BCM	4-Oct-05	Buy	6,385,000	0.640
Vidacos Nominees Ltd	BCM	4-Oct-05	Buy	5,278,530	0.635
Vidacos Nominees Ltd	BCM	5-Oct-05	Buy	89,357	0.640
Vidacos Nominees Ltd	BCM	5-Oct-05	Buy	4,414,312	0.641
Vidacos Nominees Ltd	BCM	5-Oct-05	Buy	495,000	0.632

Rights allocation

Registered Holder	Beneficial Holder	Date	Transaction	Number of Ordinary Shares	Price (€)
Vidacos Nominees Ltd	BCM	7-Oct-05	Rights entitlement	7,370,223	1.350
Vidacos Nominees Ltd	BCM	7-Oct-05	Rights entitlement	90,337,504	1.350

Share trading post-rights allocation

Registered Holder	Beneficial Holder	Date	Transaction	Number of Ordinary Shares	Price (€)
Vidacos Nominees Ltd	BCM	29-Nov-05	Buy	1,488,063	1.900
Vidacos Nominees Ltd	BCM	23-Jan-06	Buy	1,250,000	1.925
Vidacos Nominees Ltd	BCM	23-Jan-06	Buy	508,964	1.928
Vidacos Nominees Ltd	BCM	24-Jan-06	Buy	325,000	1.924
Vidacos Nominees Ltd	BCM	25-Jan-06	Buy	102,851	1.910
Vidacos Nominees Ltd	BCM	27-Jan-06	Buy	1,700,000	1.905
Vidacos Nominees Ltd	BCM	17-Feb-06	Buy	2,034,299	2.067
Vidacos Nominees Ltd	BCM	17-Feb-06	Buy	4,040,091	2.062
Vidacos Nominees Ltd	BCM	17-Feb-06	Buy	3,000,000	2.083
Vidacos Nominees Ltd	BCM	20-Feb-06	Buy	2,800,453	2.114
Vidacos Nominees Ltd	BCM	20-Feb-06	Buy	3,580,151	2.120
Vidacos Nominees Ltd	BCM	20-Feb-06	Buy	1,125,000	2.114
Vidacos Nominees Ltd	BCM	20-Feb-06	Buy	6,650,000	2.157
Vidacos Nominees Ltd	BCM	20-Feb-06	Buy	1,800,000	2.155
Vidacos Nominees Ltd	BCM	20-Feb-06	Buy	1,250,000	2.140

Vidacos Nominees Ltd	BCM	21-Feb-06	Buy	17,551,231	2.178
Vidacos Nominees Ltd	BCM	21-Feb-06	Buy	4,740,000	2.176
Vidacos Nominees Ltd	BCM	21-Feb-06	Buy	1,700,000	2.200
Vidacos Nominees Ltd	BCM	21-Feb-06	Buy	1,650,000	2.177
Vidacos Nominees Ltd	BCM	21-Feb-06	Buy	500,000	2.200
Vidacos Nominees Ltd	BCM	21-Feb-06	Buy	1,350,000	2.171
Vidacos Nominees Ltd	BCM	22-Feb-06	Buy	100,000	2.190
Vidacos Nominees Ltd	BCM	22-Feb-06	Buy	7,750,000	2.200
Vidacos Nominees Ltd	BCM	22-Feb-06	Buy	11,200,000	2.200
Vidacos Nominees Ltd	BCM	22-Feb-06	Buy	1,360,000	2.200
Vidacos Nominees Ltd	BCM	23-Feb-06	Buy	132,578	2.200
Vidacos Nominees Ltd	BCM	23-Feb-06	Buy	4,800,000	2.200
Vidacos Nominees Ltd	BCM	23-Feb-06	Buy	500,000	2.200
Vidacos Nominees Ltd	BCM	23-Feb-06	Buy	2,000,000	2.200
Vidacos Nominees Ltd	BCM	23-Feb-06	Buy	2,126,000	2.200
Vidacos Nominees Ltd	BCM	24-Feb-06	Buy	53,527	2.200
Vidacos Nominees Ltd	BCM	24-Feb-06	Buy	7,250,000	2.200
Vidacos Nominees Ltd	BCM	24-Feb-06	Buy	1,250,000	2.200
Vidacos Nominees Ltd	BCM	27-Feb-06	Buy	250,000	2.200
Vidacos Nominees Ltd	BCM	28-Feb-06	Buy	1,000,000	2.200
Vidacos Nominees Ltd	BCM	28-Feb-06	Buy	4,378,217	2.200
Vidacos Nominees Ltd	BCM	28-Feb-06	Buy	9,825,000	2.200
Vidacos Nominees Ltd	BCM	28-Feb-06	Buy	1,300,000	2.200
Vidacos Nominees Ltd	BCM	28-Feb-06	Buy	750,000	2.200
Vidacos Nominees Ltd	BCM	28-Feb-06	Buy	3,290,000	2.200
Vidacos Nominees Ltd	BCM	28-Feb-06	Buy	1,000,000	2.200
Vidacos Nominees Ltd	BCM	1-Mar-06	Buy	250,250	2.200
Vidacos Nominees Ltd	BCM	2-Mar-06	Buy	2,150,000	2.200
Vidacos Nominees Ltd	BCM	3-Mar-06	Buy	6,227,081	2.200
Vidacos Nominees Ltd	BCM	3-Mar-06	Buy	950,000	2.200
Vidacos Nominees Ltd	BCM	7-Mar-06	Buy	1,053,833	2.200
Vidacos Nominees Ltd	BCM	8-Mar-06	Buy	15,756,993	2.200
Vidacos Nominees Ltd	BCM	8-Mar-06	Buy	20,446	2.200
Vidacos Nominees Ltd	BCM	9-Mar-06	Buy	9,838,805	2.200
Vidacos Nominees Ltd	BCM	9-Mar-06	Buy	4,245	2.200
Vidacos Nominees Ltd	BCM	9-Mar-06	Buy	2,557,000	2.200
Vidacos Nominees Ltd	BCM	10-Mar-06	Buy	1,000,000	2.200
Vidacos Nominees Ltd	BCM	10-Mar-06	Buy	15,767,544	2.200
Vidacos Nominees Ltd	BCM	6-Apr-06	Beneficial transfer to BCMIH	290,733,902	1.9608

(2) BBGP

Share trading pre-rights allocation
Registered Holder	Beneficial Holder	Date	Transaction	Number of Rights	Price (€)
Vidacos Nominees Ltd	BBGP	6-Sep-05	Buy	269,091	1.9600
Vidacos Nominees Ltd	BBGP	6-Sep-05	Buy	90,909	1.9800
Vidacos Nominees Ltd	BBGP	7-Sep-05	Buy	47,330	1.9800
Vidacos Nominees Ltd	BBGP	7-Sep-05	Buy	454,545	1.9869
Vidacos Nominees Ltd	BBGP	8-Sep-05	Buy	94,545	2.0285
Vidacos Nominees Ltd	BBGP	8-Sep-05	Buy	250,000	2.0080
Vidacos Nominees Ltd	BBGP	9-Sep-05	Buy	56,818	2.0180
Vidacos Nominees Ltd	BBGP	12-Sep-05	Buy	104,545	2.0287
Vidacos Nominees Ltd	BBGP	12-Sep-05	Buy	45,455	2.0200
Vidacos Nominees Ltd	BBGP	13-Sep-05	Buy	281,818	2.0298
Vidacos Nominees Ltd	BBGP	13-Sep-05	Buy	315,006	2.0300

Rights trading

Registered Holder	Beneficial Holder	Date	Transaction	Number of Rights	Price (€)
Vidacos Nominees Ltd	BBGP	16-Sep-05	Buy	10,972	0.510
Vidacos Nominees Ltd	BBGP	16-Sep-05	Buy	9,091	0.510
Vidacos Nominees Ltd	BBGP	19-Sep-05	Buy	45,455	0.515
Vidacos Nominees Ltd	BBGP	19-Sep-05	Buy	159,376	0.519
Vidacos Nominees Ltd	BBGP	19-Sep-05	Sell	(13,636)	0.530
Vidacos Nominees Ltd	BBGP	20-Sep-05	Buy	421,534	0.540
Vidacos Nominees Ltd	BBGP	20-Sep-05	Buy	383,611	0.533
Vidacos Nominees Ltd	BBGP	21-Sep-05	Buy	881,818	0.529
Vidacos Nominees Ltd	BBGP	21-Sep-05	Buy	602,273	0.527
Vidacos Nominees Ltd	BBGP	22-Sep-05	Buy	1,072,727	0.528
Vidacos Nominees Ltd	BBGP	22-Sep-05	Buy	281,818	0.526
Vidacos Nominees Ltd	BBGP	22-Sep-05	Buy	146,556	0.525
Vidacos Nominees Ltd	BBGP	23-Sep-05	Buy	58,295	0.525
Vidacos Nominees Ltd	BBGP	26-Sep-05	Buy	346,996	0.538
Vidacos Nominees Ltd	BBGP	26-Sep-05	Buy	475,933	0.534
Vidacos Nominees Ltd	BBGP	27-Sep-05	Buy	222,144	0.540
Vidacos Nominees Ltd	BBGP	28-Sep-05	Buy	349,799	0.548

Rights allocation

Registered Holder	Beneficial Holder	Date	Transaction	Number of Ordinary Shares	Price (€)
Vidacos Nominees Ltd	BBGP	7-Oct-05	Rights entitlement	837,526	1.3500
Vidacos Nominees Ltd	BBGP	7-Oct-05	Rights entitlement	5,454,762	1.3500

(3)	EHP

Share trading pre-rights allocation

Registered Holder	Beneficial Holder	Date	Transaction	Number of Ordinary Shares	Price (€)
Vidacos Nominees Ltd	EHP	6-Sep-05	Buy	215,273	1.9600
Vidacos Nominees Ltd	EHP	6-Sep-05	Buy	72,727	1.9800
Vidacos Nominees Ltd	EHP	7-Sep-05	Buy	37,864	1.9800
Vidacos Nominees Ltd	EHP	7-Sep-05	Buy	363,636	1.9869
Vidacos Nominees Ltd	EHP	8-Sep-05	Buy	75,636	2.0285
Vidacos Nominees Ltd	EHP	8-Sep-05	Buy	200,000	2.0080
Vidacos Nominees Ltd	EHP	9-Sep-05	Buy	45,455	2.0180
Vidacos Nominees Ltd	EHP	12-Sep-05	Buy	83,636	2.0287
Vidacos Nominees Ltd	EHP	12-Sep-05	Buy	36,364	2.0200
Vidacos Nominees Ltd	EHP	13-Sep-05	Buy	225,455	2.0298
Vidacos Nominees Ltd	EHP	13-Sep-05	Buy	252,005	2.0300

Rights trading

Registered Holder	Beneficial Holder	Date	Transaction	Number of Rights	Price (€)
Vidacos Nominees Ltd	EHP	16-Sep-05	Buy	8,778	0.5100
Vidacos Nominees Ltd	EHP	16-Sep-05	Buy	7,273	0.5100
Vidacos Nominees Ltd	EHP	19-Sep-05	Buy	36,364	0.5150
Vidacos Nominees Ltd	EHP	19-Sep-05	Buy	127,501	0.5192
Vidacos Nominees Ltd	EHP	19-Sep-05	Sell	(10,909)	0.5300
Vidacos Nominees Ltd	EHP	20-Sep-05	Buy	337,227	0.5400
Vidacos Nominees Ltd	EHP	20-Sep-05	Buy	306,889	0.5326
Vidacos Nominees Ltd	EHP	21-Sep-05	Buy	705,455	0.5289
Vidacos Nominees Ltd	EHP	21-Sep-05	Buy	481,818	0.5271

Registered Holder	Beneficial Holder	Date	Transaction	Number of Rights	Price (€)
Vidacos Nominees Ltd	EHP	22-Sep-05	Buy	858,182	0.5280
Vidacos Nominees Ltd	EHP	22-Sep-05	Buy	225,455	0.5257
Vidacos Nominees Ltd	EHP	22-Sep-05	Buy	117,245	0.5250
Vidacos Nominees Ltd	EHP	23-Sep-05	Buy	46,636	0.5250
Vidacos Nominees Ltd	EHP	26-Sep-05	Buy	277,597	0.5377
Vidacos Nominees Ltd	EHP	26-Sep-05	Buy	380,746	0.5338
Vidacos Nominees Ltd	EHP	27-Sep-05	Buy	177,715	0.5400
Vidacos Nominees Ltd	EHP	28-Sep-05	Buy	279,826	0.5481

Rights allocation

Registered Holder	Beneficial Holder	Date	Transaction	Number of Ordinary Shares	Price (€)
Vidacos Nominees Ltd	EHP	7-Oct-05		670,021	1.3500
Vidacos Nominees Ltd	EHP	7-Oct-05		4,363,796	1.3500

(4)	DIF

Share trading pre-rights allocation

Registered Holder	Beneficial Holder	Date	Transaction	Number of Ordinary Shares	Price (€)
Vidacos Nominees Ltd	DIF	6-Sep-05	Buy	107,636	1.9600
Vidacos Nominees Ltd	DIF	6-Sep-05	Buy	36,364	1.9800
Vidacos Nominees Ltd	DIF	7-Sep-05	Buy	18,932	1.9800
Vidacos Nominees Ltd	DIF	7-Sep-05	Buy	181,818	1.9869
Vidacos Nominees Ltd	DIF	8-Sep-05	Buy	37,818	2.0285
Vidacos Nominees Ltd	DIF	8-Sep-05	Buy	100,000	2.0080
Vidacos Nominees Ltd	DIF	9-Sep-05	Buy	22,727	2.0180
Vidacos Nominees Ltd	DIF	12-Sep-05	Buy	41,818	2.0287
Vidacos Nominees Ltd	DIF	12-Sep-05	Buy	18,182	2.0200
Vidacos Nominees Ltd	DIF	13-Sep-05	Buy	112,727	2.0298
Vidacos Nominees Ltd	DIF	13-Sep-05	Buy	126,002	2.0300

Rights trading

Registered Holder	Beneficial Holder	Date	Transaction	Number of Rights	Price (€)
Vidacos Nominees Ltd	DIF	16-Sep-05	Buy	4,389	0.5100
Vidacos Nominees Ltd	DIF	16-Sep-05	Buy	3,636	0.5100
Vidacos Nominees Ltd	DIF	19-Sep-05	Buy	18,182	0.5150
Vidacos Nominees Ltd	DIF	19-Sep-05	Buy	63,751	0.5192
Vidacos Nominees Ltd	DIF	19-Sep-05	Sell	(5,455)	0.5300
Vidacos Nominees Ltd	DIF	20-Sep-05	Buy	168,614	0.5400
Vidacos Nominees Ltd	DIF	20-Sep-05	Buy	153,444	0.5326
Vidacos Nominees Ltd	DIF	21-Sep-05	Buy	352,727	0.5289
Vidacos Nominees Ltd	DIF	21-Sep-05	Buy	240,909	0.5271
Vidacos Nominees Ltd	DIF	22-Sep-05	Buy	429,091	0.5280
Vidacos Nominees Ltd	DIF	22-Sep-05	Buy	112,727	0.5257
Vidacos Nominees Ltd	DIF	22-Sep-05	Buy	58,623	0.5250
Vidacos Nominees Ltd	DIF	23-Sep-05	Buy	23,318	0.5250
Vidacos Nominees Ltd	DIF	26-Sep-05	Buy	138,798	0.5377
Vidacos Nominees Ltd	DIF	26-Sep-05	Buy	190,373	0.5338
Vidacos Nominees Ltd	DIF	27-Sep-05	Buy	88,857	0.5400
Vidacos Nominees Ltd	DIF	28-Sep-05	Buy	139,912	0.5481

Rights allocation

Registered Holder	Beneficial holder	Date	Transaction	Number of Ordinary Shares	Price (€)
Vidacos Nominees Ltd	DIF	7-Oct-05	Rights entitlement	335,010	1.3500
Vidacos Nominees Ltd	DIF	7-Oct-05	Rights entitlement	2,181,894	1.3500

(5)	BCMIH

Registered Holder	Beneficial holder	Date	Transaction	Number of Ordinary Shares	Price (€)
Vidacos Nominees Ltd	BCMIH	6-Apr-06	Beneficial transfer from BCM	290,733,902	1.9608

(6)	JPMorgan Cazenove Ltd

Aggregated dealings for entities (other than exempt principal traders or exempt fund managers) which control or are controlled by or under the same control as JPMorgan Cazenove Ltd.

Registered Holder	Period	No. of Ordinary Shares bought	Maximum price (€)	Minimum price (€)	No. of Ordinary Shares sold	Maximum price (€)	Minimum price (€)
JPMorgan Cazenove Ltd	22-May-05 to 21-Aug-05	0	—	—	0	—	—

JPMorgan Cazenove Ltd	22-Aug-05 to 21-Nov-05	3,369,187	2.3613	1.945	3,369,187	2.3613	1.945

JPMorgan Cazenove Ltd	22-Nov-05 to 21-Feb-06	5,220,256	2.2325	1.9	5,220,256	2.2325	1.9

JPMorgan Cazenove Ltd	22-Feb-06 to 21-Mar-06	100,000	2.19	2.19	100,000	2.19	2.19

JPMorgan Cazenove Ltd	22-Mar-06 to 21-Apr-06	0	—	—	0	—	—

JPMorgan Cazenove Ltd	22-Apr-06 to 21-May-06	0	—	—	0	—	—

JPMorgan Cazenove Ltd	22-May-06 to 9-June-06	0	—	—	0	—	—

(7)	Merrion

Merrion dealings on its own account

(a)	Aggregated ordinary dealings in respect of Ordinary Shares

Registered holder	Period	No. of Ordinary Shares bought	Maximum price (€)	Minimum price (€)	No. of Ordinary Shares sold	Maximum price (€)	Minimum price (€)
Merrion Stockbrokers Nominee Limited	22-May-05 to 21-Aug-05	11,874,131	1.94	1.65	-11,874,131	1.94	1.655
Merrion Stockbrokers Nominee Limited	22-Aug-05 to 21-Nov-05	39,402,861	2.3964	1.76	-39,578,861	2.42	1.76
Merrion Stockbrokers Nominee Limited	22-Nov-05 to 21-Feb-06	26,113,582	2.2875	1.83	-26,437,582	2.35	1.84
Merrion Stockbrokers Nominee Limited	22-Feb-06 to 21-Mar-06	52,748,070	2.21	2.1375	-52,248,070	2.2237	2.13875
Merrion Stockbrokers Nominee Limited	22-Mar-06 to 21-Apr-06	3,934,074	2.18	2.13	-3,855,767	2.185	2.13
Merrion Stockbrokers Nominee Limited	22-Apr-06 to 21-May-06	2,444,350	2.1701	2.13	-2,522,657	2.1725	2.13
Merrion Stockbrokers Nominee Limited	22-May-06 to 9-June-06	0	N/A	N/A	—	N/A	N/A

(b)	Aggregated CFD dealings in respect of Ordinary Shares

Registered holder	Period	No. of CFDs in respect of Ordinary Shares bought	Maximum price (€)	Minimum price (€)	No. of CFDs in respect of Ordinary Shares	Maximum price (€)	Minimum price (€)
Merrion Stockbrokers Limited	22-May-05 to 21-Aug-05	2,427,617	1.87	1.68	-2,411,000	1.845	1.72
Merrion Stockbrokers Limited	22-Aug-05 to 21-Nov-05	2,379,752	2.3475	1.9345	-1,511,664	2.3731	1.8
Merrion Stockbrokers Limited	22-Nov-05 to 21-Feb-06	1,940,000	2.28	1.8575	-2,324,705	2.281802	1.94
Merrion Stockbrokers Limited	22-Feb-06 to 21-Mar-06	50,000	2.155	2.155	-550,000	2.2025	2.155
Merrion Stockbrokers Limited	22-Mar-06 to 21-Apr-06	0	N/A	N/A	0	N/A	N/A
Merrion Stockbrokers Limited	22-Apr-06 to 21-May-06	100,000	2.1325	2.1325	-100,000	2.1675	2.1675
Merrion Stockbrokers Limited	22-May-06 to 9-June-06	0	N/A	N/A	0	N/A	N/A

(c)	Ordinary dealings of nil paid rights in respect of Ordinary Shares

Registered holder	Date	Transaction	No. of nil paid rights in respect of Ordinary Shares	Price (€)
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	8,927	0.62000
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	1,023	0.62000
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	50,000	0.67000
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	44,178	0.68000
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	5,822	0.68000
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	12,000	0.68000
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	100,000	0.67750
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	3,990	0.67750
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	18,750	0.68250
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	69,250	0.68750
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	55,822	0.66000
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	50,000	0.66000
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	44,178	0.66000
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	50,000	0.62000
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	47,164	0.61750
Merrion Stockbrokers Nominee Limited	05-Oct-05	Buy	2,836	0.61750
Merrion Stockbrokers Nominee Limited	04-Oct-05	Sell	-12,500	0.64000
Merrion Stockbrokers Nominee Limited	05-Oct-05	Sell	-16,440	0.66000
Merrion Stockbrokers Nominee Limited	05-Oct-05	Sell	-535,000	0.66300

(d)	CFD dealings of nil paid rights in respect of Ordinary Shares

Registered holder	Date	Transaction	No. of CFDs on nil paid rights in respect of Ordinary Shares	Price (€)
Merrion Stockbrokers Limited	20-Sep-05	Sell	-1,000,000	0.53070
Merrion Stockbrokers Limited	04-Oct-05	Buy	465,000	0.63470
Merrion Stockbrokers Limited	05-Oct-05	Buy	535,000	0.66

(e)	Ordinary dealings of fully paid rights in respect of Ordinary Shares

Registered holder	Date	Transaction	No. of fully paid rights in respect of Ordinary Shares	Price (€)
Merrion Stockbrokers Nominee Limited	06-Oct-05	Buy	50,833	2.2100
Merrion Stockbrokers Nominee Limited	06-Oct-05	Buy	12,500	2.2100

Merrion	dealings on behalf of discretionary clients

(a)	Aggregated ordinary dealings in respect of Ordinary Shares

Registered holder	Beneficial holder	Period	No. of Ordinary Shares bought	Maximum price (€)	Minimum price (€)	No. of Ordinary Shares sold	Maximum price (€)	Minimum price (€)
Merrion Stockbrokers Nominee Limited	Discretionary client account	22-May-05 to 21-Aug-05	1,122,000	1.8425	1.705	-542,500	1.88	1.755
Merrion Stockbrokers Nominee Limited	Discretionary client account	22-Aug-05 to 21-Nov-05	478,000	2.2682	1.7625	-875,114	2.415	1.8
Merrion Stockbrokers Nominee Limited	Discretionary client account	22-Nov-05 to 21-Feb-06	339,500	2.055	1.85	-165,000	1.9209	1.9209
Merrion Stockbrokers Nominee Limited	Discretionary client account	22-Feb-06 to 21-Mar-06	200,000	2.1513	2.1513	-153,000	2.19	2.19
Merrion Stockbrokers Nominee Limited	Discretionary client account	22-Mar-06 to 21-Apr-06	0	N/A	N/A	-100,000	2.1555	2.1534
Merrion Stockbrokers Nominee Limited	Discretionary client account	22-Apr-06 to 21-May-06	0	N/A	N/A	-38,000	2.1525	2.135
Merrion Stockbrokers Nominee Limited	Discretionary client account	22-May-06 to 9-Jun-06	0	N/A	N/A	0	N/A	N/A

(b)	Aggregated CFD dealings in respect of Ordinary Shares

Registered holder	Beneficial holder	Period	No. of CFDs in respect of Ordinary Shares bought	Maximum price (€)	Minimum price (€)	No. of CFDs in respect of Ordinary Shares sold	Maximum price (€)	Minimum price (€)
Discretionary client account	Discretionary client account	22-May-05 21-Aug-05	285,000	1.775	1.71	-165,000	1.8625	1.84
Discretionary client account	Discretionary client account	22-Aug-05 21-Nov-05	2,874,562	2.28	1.9345	-1,856,000	2.2175	1.827
Discretionary client account	Discretionary client account	22-Nov-05 21-Feb-06	3,653,006	2.2398	1.86	-5,813,568	2.25	1.9
Discretionary client account	Discretionary client account	22-Feb-06 21-Mar-06	2,900,000	2.2	2.13875	-533,000	2.21	2.16
Discretionary client account	Discretionary client account	22-Mar-06 21-Apr-06	635,000	2.16	2.1325	-2,000,000	2.165	2.1325
Discretionary client account	Discretionary client account	22-Apr-06 21-May-06	0	N/A	N/A	-660,000	2.17	2.1325
Discretionary client account	Discretionary client account	22-May-06 9-June-06	0	N/A	N/A	0	N/A	N/A

(c)	Ordinary dealings of nil paid rights in respect of Ordinary Shares

Registered holder	Beneficial holder	Date	Transaction	No. of nil paid rights in respect of Ordinary Shares	Price (€)
Merrion Stockbrokers Nominee Limited	Discretionary client account	22-Sep-05	Sell	-10,752	0.52
Merrion Stockbrokers Nominee Limited	Discretionary client account	3-Oct-05	Sell	-10,752	0.6125

(d)	Ordinary dealings of fully paid rights in respect of Ordinary Shares

Registered holder	Beneficial holder	Date	Transaction	No. of fully paid rights in respect of Ordinary Shares	Price (€)
Merrion Stockbrokers Nominee Limited	Discretionary client account	5-Oct-05	Rights entitlement	10,752	1.35
Merrion Stockbrokers Nominee Limited	Discretionary client account	5-Oct-05	Rights entitlement	12,500	1.35
Merrion Stockbrokers Nominee Limited	Discretionary client account	5-Oct-05	Rights entitlement	2,500	1.35
Merrion Stockbrokers Nominee Limited	Discretionary client account	5-Oct-05	Rights entitlement	97,187	1.35
Merrion Stockbrokers Nominee Limited	Discretionary client account	6-Oct-05	Sell	-12,500	2.21

(8)	Davy

Aggregated dealings on its own account

Registered holder	Period	No. of Ordinary Shares bought	Maximum price (€)	Minimum price (€)	No. of Ordinary Shares sold	Maximum price (€)	Minimum price (€)
Davy Nominees Limited	23-May-05 to 31-May-05	2,789,317	1.94	1.81	2,741,920	1.95	1.83

Davy Nominees Limited	1-Jun-05 to 30-Jun-05	22,775,983	1.86	1.69	24,355,890	1.89	1.70

Davy Nominees Limited	1-Jul-05 to 31-Jul-05	67,718,145	1.90	1.65	49,016,900	1.90	1.65

Davy Nominees Limited	1-Aug-05 to 31-Aug-05	13,953,022	1.87	1.69	15,591,167	1.88	1.70

Davy Nominees Limited	1-Sep-05 to 30-Sep-05	22,422,563	2.06	1.83	19,209,282	2.06	1.83

Davy Nominees Limited	3-Oct-05 to 31-Oct-05	38,063,475	2.26	1.85	44,585,373	2.30	1.85

Davy Nominees Limited	1-Nov-05 to 30-Nov-05	92,704,554	2.45	1.89	118,179,109	2.43	1.90

Davy Nominees Limited	1-Dec-05 to 31-Dec-05	25,321,240	2.04	1.87	23,525,051	2.05	1.89

Davy Nominees Limited	3-Jan-06 to 31-Jan-06	24,975,388	2.35	1.83	24,207,100	2.14	1.83

Davy Nominees Limited	1-Feb-06 to 28-Feb-06	84,812,229	2.28	1.85	84,437,715	2.35	1.87

Davy Nominees Limited	1-Mar-06 to 31-Mar-06	35,654,133	2.21	2.11	24,335,447	2.21	2.12

Davy Nominees Limited	3-Apr-06 to 28-Apr-06	11,029,183	2.18	2.12	13,381,795	2.18	2.12

Davy Nominees Limited	2-May-06 to 19-May-06	11,246,622	2.17	2.13	15,590,750	2.17	2.13

Davy Nominees Limited	22-May-06 to 9-Jun-06	0	—	—	0	—	—

Aggregated dealings on behalf of discretionary clients

Registered holder	Beneficial Holder	Period	No. of Ordinary Shares bought	Maximum price (€)	Minimum price (€)	No. of Ordinary Shares sold	Maximum price (€)	Minimum price (€)
Davy Crest Nominees Limited	Discretionary client account	23-May-05 to 31-Jul-05	368,307	1.89	1.65	160,333	1.86	1.70
Davy Crest Nominees Limited	Discretionary client account	01-Aug-05 to 31-Oct-05	584,500	2.20	1.72	359,798	2.21	1.74
Davy Crest Nominees Limited	Discretionary client account	01-Nov-05 to 31-Jan-06	819,618	2.40	1.94	718,725	2.37	1.95
Davy Crest Nominees Limited	Discretionary client account	01-Feb-06 to 28-Feb-06	100,000	2.16	2.16	440,700	2.20	1.95
Davy Crest Nominees Limited	Discretionary client account	01-Mar-06 to 31-Mar-06	0	—	—	12,500	2.20	2.20
Davy Crest Nominees Limited	Discretionary client account	01-Apr-06 to 30-Apr-06	0	—	—	0	—	—
Davy Crest Nominees Limited	Discretionary client account	01-May-06 to 19-May-06	0	—	—	100,000	2.13	2.13
Davy Crest Nominees Limited	Discretionary client account	22-May-06 to 9-Jun-06	0	—	—	0	—	—

(9)	The ESOT

Registered holder	Beneficial holder	Date	Transaction	No. of Ordinary Shares	Price (€)
Merrion Stockbrokers Nominee Limited	ESOT	18-Jul-05	Appropriation to APSS	-53,532	Nil
Merrion Stockbrokers Nominee Limited	ESOT	29-Sep-05	Conversion of Convertible Preference Shares to Ordinary Shares	7,535,368	1.9132
Merrion Stockbrokers Nominee Limited	ESOT	7-Oct-05	Rights entitlement	65,394,929	1.35
Merrion Stockbrokers Nominee Limited	ESOT	9-Jun-06	Appropriation to APSS	-24,432	Nil

(10)	Directors of the ESOT Trustee and others acting in concert with BCMIH

Holder	Date	Transaction	No. of Ordinary Shares	Price (€)
Jim Browne	6-Sep-05	Sale	-2,107	1.9725
Jim Browne	10-Sep-05	Sale	-600	2.0305
Jim Browne	7-Oct-05	Rights entitlement take up	250	1.35
Jim Browne	6-Jun-06	Sale	-850	2.08
John Conroy	7-Oct-05	Rights entitlement take up	32,395	1.35
Cathal Magee	12-Sep-05	Exercise of options	124,516	0.10
Cathal Magee	13-Sep-05	Sale to executive DC pension fund	-181,500	2.02
Cathal Magee	7-Oct-05	Grant of options	219,955	2.205
Cathal Magee	7-Oct-05	Rights entitlement take up	262,344	1.35
Cathal Magee	8-Jun-06	Appropriation from ESOT	6,853	0
Eugene Quinn	7-Oct-05	Rights entitlement take up	1,377	1.35
Con Scanlon	7-Oct-05	Rights entitlement take up	97,187	1.35
Con Scanlon	9-Jun-06	Appropriation from ESOT	6,643	0

(c)	General

(i)	Save as disclosed in this paragraph 4, on 9 June 2006 (the latest practicable date prior to the publication of this document), neither BCMIH, nor any of the BCMIH Directors, nor any member of their immediate families or related trusts, nor any person acting in concert with BCMIH, nor any person with whom BCMIH or any person acting in concert with BCMIH has an arrangement, had any interest in any relevant securities or right to subscribe for any such relevant securities, or any short position in respect of eircom relevant securities or had borrowed or lent any eircom relevant securities, nor has any such person dealt therein during the disclosure period.

(ii)	Save as disclosed in this paragraph 4, on 9 June 2006 (the latest practicable date prior to the publication of this document), neither eircom, nor any eircom Directors, nor any members of their immediate families or related trusts, had any interest in any relevant securities, or right to subscribe for any such relevant securities, or any short position in respect of eircom relevant securities, nor has any such person dealt in any relevant securities during the Offer Period.

(iii)	Save as disclosed in this paragraph 4, on 9 June 2006 (the latest practicable date prior to the publication of this document), no associate of eircom had any interest in any eircom relevant securities, or right to subscribe for any such relevant securities, or any short position in respect of eircom relevant securities, nor has any such person dealt therein during the Offer Period.

(iv)	Save as disclosed in this paragraph 4, on 9 June 2006 (the latest practicable date prior to the publication of this document), neither eircom, nor any person acting in concert with eircom had borrowed or lent any eircom relevant securities.

(v)	Save as disclosed in this paragraph 4, neither eircom nor any associate of eircom has any arrangement in relation to eircom relevant securities with any person, including any arrangement of the kind referred to in Note 6 on Rule 8 of the City Code.

(vi)	Save as disclosed in this paragraph 4, on 9 June 2006 (the latest practicable date prior to the publication of this document), neither eircom, nor any of the eircom Directors or the members of their immediate families or related trusts has any interest in any BCMIH relevant securities, or right to subscribe for any such relevant securities, or any short position in respect of BCMIH relevant securities, nor has any such person dealt in BCMIH shares during the Offer Period.

(vii)	Save as disclosed in this paragraph 4, neither BCMIH nor any person acting in concert with BCMIH has any arrangement with any person in relation to eircom relevant securities with any person, including any arrangement of the kind referred to in Note 6 on Rule 8 of the City Code.

5.	Service contracts and appointments of the eircom Directors

(a)	Executive Directors

The Executive Directors each have a service contract with the eircom Group as follows:

Name	Date of agreement	Expiry terms	Basic salary for year ended 31 March 2007 (€)
Dr. Philip Nolan	24 February 2004	12 months’ notice in writing	769,100
Peter Lynch	24 February 2004	12 months’ notice in writing	507,310
Cathal Magee	24 February 2004	12 months’ notice in writing	507,310
David McRedmond	24 February 2004	12 months’ notice in writing	366,100

Each Executive Director’s contract is for an indefinite term and may be terminated by either party giving 12 months’ notice.

Under the terms of Dr. Nolan’s service agreement, if eircom Limited terminates Dr. Nolan’s employment without notice (other than in circumstances where it is entitled to terminate the employment summarily), it must pay Dr. Nolan an amount equal to 12 months’ salary and the gross value of the car, insurance benefits and pension contributions provided under his service agreement.

There are no other provisions for compensation payable on early termination of the service agreements.

eircom Limited may suspend an Executive Director from his duties at any time after notice has been given, provided he continues to receive full salary.

All Executive Directors are entitled to a company car including petrol (or allowance), mobile phone, private health insurance and life assurance cover of four times their annual basic salary.

For the financial year ended 31 March 2006, the Executive Directors had the opportunity to earn annual bonuses of up to 100 per cent. of basic salary for Dr. Philip Nolan and 75 per cent. of basic salary for the other Executive Directors. Annual bonus payments for the financial year ended 31 March 2006 were determined by the Company’s Remuneration Committee based on the achievement of corporate and personal performance objectives set by the Remuneration Committee at the beginning of the financial year. This approach was further developed by the introduction from 1 April 2005 of a new customer service measure as a component of the business performance element of the bonus.

For the Executive Directors with a bonus opportunity of 75 per cent. of basic salary, the split is 55 per cent. adjusted EBITDA performance, 10 per cent. customer service performance and 10 per cent. personal performance. For Dr. Philip Nolan, with a bonus opportunity of 100 per cent. of basic salary, the split is 74 per cent. adjusted EBITDA, 13 per cent. customer service and 13 per cent. personal performance.

For the financial year ended 31 March 2006, for those Executive Directors with the opportunity to earn bonuses of up to 75 per cent. of basic salary (Peter Lynch, Cathal Magee and David McRedmond), 51.3 per cent. of basic salary was awarded for achievement against the business performance element of the bonuses. For Dr. Philip Nolan, whose bonus opportunity is up to 100 per cent. of his basic salary, the award for business performance was 69.1 per cent. of basic salary. The balance of bonus paid to each of the Executive Directors was to reflect personal performance. Actual bonuses paid for the financial year ended 31 March 2006 were: Dr. Philip Nolan €581,606, Peter Lynch €297,305, Cathal Magee €287,605 and David McRedmond €200,550. Bonus payments are non-pensionable.

Each Executive Director participates in the eircom Executive Defined Contribution Scheme. In accordance with historical arrangements, Cathal Magee also participates in the group main defined benefit pension scheme (the eircom Group Main Superannuation Scheme). The current employer contributions to the eircom Main Superannuation Scheme are 50 per cent. of his basic salary for Dr. Philip Nolan, 15 per cent. of their basic salaries for Peter Lynch and David McRedmond and 2.8 per cent. of his basic salary for Cathal Magee. The current employer contribution rate to the eircom Group Main Superannuation Scheme for Cathal Magee is 10 per cent. of his basic salary.

(b)	Non-Executive Directors

The Non-Executive Directors each have a letter of appointment with eircom as follows:

Name	Date of letter	Expiry terms	Basic salary (€)
Sir Anthony O’Reilly	10 March 2004	3 months’ notice in writing	132,500
Con Scanlon	10 March 2004	1 month’s notice in writing	106,000
John Conroy	10 March 2004	1 month’s notice in writing	75,000
Didier Delepine	10 March 2004	1 month’s notice in writing	75,000
Irial Finan	10 March 2004	1 month’s notice in writing	75,000
Kevin Melia	10 March 2004	1 month’s notice in writing	75,000
Padraic O’Connor	10 March 2004	1 month’s notice in writing	75,000
Maurice Pratt	10 March 2004	1 month’s notice in writing	75,000
Donal Roche	10 March 2004	1 month’s notice in writing	75,000

Each Non-Executive Director has a letter of appointment under which he has been appointed for an initial period of three years effective from 10 March 2004. The appointments are subject to the Companies Act and eircom’s Articles, in particular the need for periodic re-election. Either party may terminate the appointment at any time by giving one month’s notice (except for Sir Anthony O’Reilly whose appointment may be terminated by either party giving three months’ notice). The letters of appointment do not contain any provision for termination payments.

The remuneration of Non-Executive Directors is a matter for the Chairman of the eircom Board and the Executive Directors.

A basic fee is paid in respect of service as a Non-Executive Director and additional fees are paid to Sir Anthony O’Reilly and Mr Scanlon to reflect their additional duties as Chairman and Deputy Chairman of the eircom Board. No additional fee is payable for membership of Board committees.

The basic fee for Non-Executive Directors for the financial year commencing 1 April 2006 is €75,000 per year, inclusive of Board committee membership. Sir Anthony O’Reilly is entitled to annual fees of €132,500 (inclusive of the basic fee) and Mr Scanlon is entitled to annual fees of €106,000 (inclusive of the basic fee). For the financial year ended 31 March 2005, €76,305 of Mr Scanlon’s fee was paid to the ESOT. For the financial year ended 31 March 2006 this arrangement was revised and the full fee is now paid directly to Mr Scanlon.

Non-Executive Directors are not eligible to receive bonuses or share options.

Each of the Non-Executive Directors and the Chairman is entitled to reimbursement of reasonable expenses and to directors and officers’ liability insurance.

Save as disclosed in this paragraph 5, there are no service contracts or letters of appointment existing or proposed between the eircom Directors and the Company or any of its subsidiaries.

6.	Material contracts

(a)	eircom

The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that have been entered into by eircom or any member of the eircom Group since 22 May 2004 (being the date two years prior to the commencement of the Offer Period) which are or may be material:

(i)	Implementation Agreement

The Implementation Agreement as described in paragraph 12 of Part 2 of this document.

(ii)	Contract for the construction of new headquarters

On 1 December 2005, the Company entered into a contract with Pierse Contracting Limited for the construction of a new headquarters for the Company at St. John’s Road West, Dublin. The consideration payable by eircom under the contract is approximately €56 million.

(iii)	Contract relating to the sale of property at St. John’s Road

On 27 May 2005, Osprey Property Limited, a wholly-owned subsidiary of eircom, and the Commissioner of Public Works in Ireland entered into a contract relating to the sale of property at St. John’s Road, Dublin to Rhatigan Commercial Developments Limited. The sale completed on 29 July 2005 and Osprey Property Limited received proceeds of approximately €41 million for its share in the property.

(iv)	Rights issue underwriting agreement

On 25 July 2005, in connection with a rights issue of Ordinary Shares by the Company, the Company entered into an underwriting agreement with, inter alia, Morgan Stanley Securities Limited and Goodbody Stockbrokers (the “Underwriters”) pursuant to which the Underwriters agreed to endeavour to procure persons to acquire new shares in the Company that were not taken up by shareholders or nominees and, to the extent that they failed to do so, the Underwriters agreed to acquire an equivalent number of such new Ordinary Shares in a proportion agreed between them.

The Company gave certain customary representations and warranties and indemnities to the underwriters. The liabilities of the Company were unlimited as to time and amount.

(v)	Meteor acquisition agreement

On 25 July 2005, eircom, Western Wireless International Holding Corporation and Western Wireless Corporation entered into a share purchase agreement pursuant to which eircom agreed to purchase all of the issued and outstanding shares of Meteor for cash consideration of €419.4 million, including repayment of certain intercompany indebtedness of Meteor Mobile Communications Limited.

eircom gave certain representations and warranties usual for a transaction of this nature, including representations and warranties relating to authority and consents, financing for the acquisition and approvals required for the acquisition.

eircom also gave certain indemnities that are customary for a transaction of this nature including in connection with breach by it of the representations and warranties given, and obligations undertaken, in the agreement.

The parties agreed certain undertakings that would apply following closing of the acquisition. These included certain non-solicitation and non-compete restrictions undertaken by Western Wireless International Holding Corporation, including undertakings that neither it nor certain of its affiliates would, directly or indirectly, without the consent of eircom, (a) for three years following closing of the acquisition, (i) carry on or be engaged, employed or concerned or have a direct or indirect interest in a business in Ireland that either competes with the Meteor Group (subject to certain limitations), or (ii) use the Meteor name (or any name likely to be confusing therewith), and (b) for 12 months following closing of the acquisition, employ or solicit employees of the Meteor Group.

The acquisition of Meteor by eircom was cleared by the Competition Authority. eircom gave certain commitments to the Competition Authority in connection with the granting of the said clearance.

(b)	BCMIH

In addition to the Implementation Agreement referred to in paragraph 12 of Part 2 of this document, the following contracts have been entered into by BCMIH during the period commencing on the date of its incorporation and ending on 9 June 2006 (the latest practicable date prior to the publication of this document) which are outside the ordinary course of business and are or may be material:

Offer documents

(i)	Subscription Agreement

On 23 May 2006, the ESOT, BCMIE and BCM entered into a subscription agreement to set out the terms of the subscription by the ESOT in BCMIE. The subscription is conditional upon the Scheme becoming effective. Details of the terms of the Subscription Agreement are set out in paragraph 12 of Part 6 of this document.

(ii)	Transaction Conduct Agreement

On 23 May 2006, BCM, the ESOT and BCMIH entered into a transaction conduct agreement to regulate and set out certain mutual obligations in respect of the implementation of, and conduct of the parties in respect of, the Scheme and the ESOT Proposal.

Pursuant to the Transaction Conduct Agreement, the ESOT Trustee agreed to recommend to ESOT Beneficiaries that they approve the ESOT Proposal and has, amongst other things, irrevocably undertaken to:

(i)	vote in favour of the resolutions to be proposed at the EGM;

(ii)	appear by counsel and undertake to the Court at the Court Hearing to consent to the arrangements proposed in the Scheme and to be bound by the Scheme;

(iii)	elect, under the Preference Share Alternative, to receive €298,720,242 of Preference Shares in respect of 135,781,928 of its Ordinary Shares; and

(iv)	accept, as consideration under the Scheme, €206,961,200.60 for the cancellation of its remaining 94,073,273 Ordinary Shares (as agreed between the parties as a result of the appropriation from the ESOT to the APSS of 24,432 Ordinary Shares on 9 June 2006).

The Transaction Conduct Agreement will terminate if the Scheme has not become effective on or before 30 September 2006.

(iii)	Shareholders’ Agreement

On 23 May 2006, BBIG, the ESOT, BCMIE, BCMIF, BCMIH and BCM entered into a shareholders’ agreement in order to record the arrangements which they have agreed should apply to the participation of BCM, BBIG and the ESOT in BCMIE and to set out certain terms governing the relationship amongst the shareholders of BCMIE. Key terms of the Shareholders’ Agreement are set out in paragraph 13 of Part 6 of this document.

Debt financing documents

(i)	Senior Facility

A senior facilities agreement dated 22 May 2006 made between BCMIH as the company, as original borrower and as original guarantor, Barclays Capital, Credit Suisse, London Branch, Deutsche Bank AG, London Branch, Dresdner Kleinwort Wasserstein Ltd and J.P. Morgan plc as mandated lead arrangers, Barclays Bank PLC, Credit Suisse, London Branch, Deutsche Bank AG, London Branch, Dresdner Kleinwort Wasserstein Ltd and JPMorgan Chase Bank N.A. as original lenders, J.P. Morgan Europe Limited as agent, J.P. Morgan Europe Limited as security trustee and Barclays Bank PLC, Credit Suisse International, Deutsche Bank AG, London Branch, Dresdner Bank AG and J.P. Morgan Europe Limited as original issuing banks pursuant to which the original lenders have agreed to lend funds to BCMIH.

The lenders are committed to provide up to €3.35 billion term loans and €150 million revolving credit commitment:

(a)	to finance the acquisition by BCMIH of the Scheme Shares;

(b)	to refinance existing financial indebtedness of the eircom Group;

(c)	to fund working capital and other general corporate requirements of BCMIH and the eircom Group;

(d)	to refinance financial indebtedness of BCMIH under the existing margin loan made between BCMIH and Dresdner Bank AG, London Branch in relation to the Ordinary Shares; and

(e)	to finance the payment of the Scheme costs.

The obligations of BCMIH under the Senior Facility are guaranteed by BCM and, following completion of the Scheme and compliance with the requirements of applicable law (including, where appropriate, the financial assistance laws of England and Ireland or any similar or equivalent laws or regulations under the laws of any other applicable jurisdiction), will be guaranteed by certain other material companies within the eircom Group. Such material companies will also (subject to compliance with the financial assistance laws of England or any similar or equivalent laws or regulations under the laws of any other applicable jurisdiction) grant security over certain of their assets in favour of J.P. Morgan Europe Limited (as security trustee for the benefit of the lenders under the Senior Facility).

The Senior Facility requires BCMIH and certain companies in the eircom Group to observe certain covenants customary for facilities of this nature including, but not limited to: (i) maintenance of legal status; (ii) maintenance of licences and authorisations; (iii) compliance with applicable environmental and other laws (including financial assistance laws); (iv) payment of taxes; and (v) maintenance of insurance.

In addition, the Senior Facility contains certain other negative covenants customary for facilities of this nature which restrict BCMIH and certain of the companies in the eircom Group (subject to agreed exceptions) from, among other things: (i) incurring additional indebtedness; (ii) granting guarantees and indemnities, (iii) making loans to others; (iv) creating security interests over their business, assets and undertaking; (v) making acquisitions and investments; (vi) changing the general nature of their business; and (vii) disposing of assets.

The Senior Facility contains certain customary events of default for facilities of this nature, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

(ii)	Mezzanine Facility Agreement

A mezzanine facility agreement dated 22 May 2006 made between BCMIH as the company, Barclays Capital, Credit Suisse, London Branch, Deutsche Bank AG, London Branch, Dresdner Kleinwort Wasserstein Ltd and J.P. Morgan plc, as mandated lead arrangers, Barclays Bank PLC, Credit Suisse International, Deutsche Bank AG, London Branch, Dresdner Bank AG, London Branch and JPMorgan Chase Bank N.A., as original lenders, Dresdner Bank AG, Niederlassung Luxemburg, as agent, and J.P. Morgan Europe Limited as security trustee, pursuant to which the original lenders have agreed to lend funds to BCMIH.

The lenders are committed to provide up to €500 million term loans:

(a)	to finance the acquisition by BCMIH of the Scheme Shares;

(b)	to refinance existing financial indebtedness of the eircom Group;

(c)	to refinance financial indebtedness of BCMIH under the existing margin loan made between BCMIH and Dresdner Bank AG, London Branch in relation to the Ordinary Shares; and

(d)	to finance the payment of the Scheme costs.

The Mezzanine Facility Agreement requires BCMIH and companies in the eircom Group to observe certain covenants customary for facilities of this nature including, but not limited to: (i) maintenance of legal status; (ii) maintenance of licences and authorisations; (iii) compliance with applicable environmental and other laws (including financial assistance laws); (iv) payment of taxes; and (v) maintenance of insurance.

In addition, the Mezzanine Facility Agreement contains certain other negative covenants customary for facilities of this nature which restrict BCMIH and certain companies in the eircom Group (subject to agreed exceptions) from, among other things: (i) incurring additional indebtedness; (ii) granting guarantees and indemnities; (iii) making loans to others; (iv) creating security interests over their business, assets and undertaking; (v) making acquisitions and investments; (vi) changing the general nature of their business; and (vii) disposing of assets.

The Mezzanine Facility Agreement contains certain customary events of default for facilities of this nature, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

(iii)	Intercreditor Agreement

An intercreditor agreement dated 22 May 2006 between, amongst others, BCMIH as the company and as original obligor, BCMIF, the lenders under the Senior Facility (the “Senior Lenders”), the lenders under the Mezzanine Facility Agreement (the “Mezzanine Lenders”), the original issuing banks under the Senior Facility (the “Senior Issuing Banks”), Dresdner Bank AG, Niederlassung Luxembourg as mezzanine agent and J.P. Morgan Europe Limited as senior agent and security trustee to subordinate the rights of the Mezzanine Lenders to those of the Senior Lenders and Senior Issuing Banks.

(iv)	Debenture

A debenture dated 22 May 2006 between BCMIH and J.P. Morgan Europe Limited as security trustee under which BCMIH provides fixed and floating security over certain of its assets and undertaking in respect of all amounts outstanding under the Senior Facility and the Mezzanine Facility Agreement.

(v)	Facility Agreement

A facility agreement dated 6 April 2006 made between BCMIH as borrower and Dresdner Bank AG, London Branch as lender and calculation agent pursuant to which the lender has lent funds to BCMIH. The lender has provided €303,876,061.71 to finance or refinance the acquisition of up to 244,810,606 Ordinary Shares.

(c)	BCM

Save for the Implementation Agreement referred to in paragraph 12 of Part 2 of this document, the Subscription Agreement, the Transaction Conduct Agreement and the Shareholders’ Agreement referred to in paragraph (b) above, BCM has not entered into any contracts since 8 December 2004 (being the date of its incorporation) which are outside the ordinary course of business and are, or may be, material, except for:

(i)	Management Agreement

A management agreement between BCM, BBCM and Babcock and Brown Securities Pty Limited dated 14 December 2004 under which BBCM provides management services to BCM. Further details of the management agreement are set out in paragraph 1 of Part 6 of this document and in Note 19 of Part 7 of this document.

(d)	ESOT

Save for the Implementation Agreement referred to in paragraph 12 of Part 2 of this document and the Subscription Agreement, Transaction Conduct Agreement and Shareholders’ Agreement referred to in (b) above, the ESOT has not entered into any contracts since 22 May 2004 (being the date two years prior to the commencement of the Offer Period) which are outside of the ordinary course of business and are, or may be, material, except for:

(i) Loan agreement

A loan agreement dated 23 May 2006 between the ESOT as borrower and Ulster Bank Ireland Limited (“UBIL”) as lender, pursuant to which the ESOT agreed to borrow and UBIL agreed to advance to the ESOT the aggregate sum of €27,500,000 by way of two term loans, one in the sum of €27,000,000 and the other in the sum of €500,000. The purpose of the term loans under the loan agreement is to repay existing indebtedness of the ESOT to UBIL and is being borrowed on broadly similar terms. The obligations of the ESOT under the loan agreement are not guaranteed or to be guaranteed by any person.

(ii) Bridging facilities agreement

A bridging facilities agreement dated 23 May 2006 between the ESOT as borrower and UBIL as lender, pursuant to which the ESOT agreed to borrow and UBIL agreed to advance to the ESOT the sum of €129,000,000 by way of bridging loan. The purpose of the bridging loan under the bridging facilities agreement is to subscribe for new shares in BCMIH and BCMIE and it will be repaid from cash receipts arising from the Offer. The obligations of the ESOT under the bridging facilities agreement are not guaranteed or to be guaranteed by any person.

7.	Sources and bases of information

(a)	The value placed by the Offer on the entire issued ordinary share capital of eircom is based on 1,073,433,248 Ordinary Shares in issue on 9 June 2006 (being the latest practicable date prior to the publication of this document).

(b)	The Closing Price per Ordinary Share on 20 February 2006, the last business day prior to the announcement by eircom that it had received a preliminary approach from BCM, is taken from the Daily Official List of the Irish Stock Exchange.

(c)	The volume-weighted average of the Closing Prices during the six months up to and including 5 October 2005, being the last business day prior to an announcement by eircom regarding speculation concerning a possible bid for eircom by Swisscom AG, is derived from the Daily Official List of the Irish Stock Exchange.

(d)	The information relating to the number of fixed-line telephone access channels eircom has in service and the number of broadband and mobile subscribers is taken from eircom’s annual report for the financial year ended 31 March 2006.

(e)	The information relating to the market share of Meteor is taken from page 5 of eircom’s annual report for the financial year ended 31 March 2006.

8.	General

(a)	Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between BCMIH or any party acting in concert with BCMIH for the purposes of the Offer and any of the eircom Directors, recent directors of eircom, shareholders in eircom or recent shareholders in eircom having any connection with or dependence on the outcome of the Offer.

(b)	No proposal exists in connection with the Offer that any payment or other benefit be made or given to any eircom Director as compensation for loss of office or as consideration for or in connection with his retirement from office.

(c)	Save as disclosed in this document, there has been no material change in the financial or trading position of eircom since 31 March 2006, the date to which the latest audited accounts of eircom were prepared.

(d)	Save as disclosed in this document, there has been no material change in the financial or trading position of BCM since 31 December 2005, the date to which the latest interim financial statements of BCM were prepared.

(e)	Morgan Stanley has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(f)	Goodbody Corporate Finance has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(g)	JPMorgan Cazenove has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(h)	NM Rothschild has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(i)	Davy has given and has not withdrawn its written consent to the issue of this document with references to its name in the form and context in which they appear.

(j)	Merrion has given and has not withdrawn its written consent to the issue of this document with reference to its name in the form and context in which they appear.

(k)	Settlement of the consideration to which each holder of Scheme Shares is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which BCMIH may otherwise be, or claim to be entitled, against such holder. The Scheme Shares will be acquired by BCMIH together with all rights attaching thereto at the Scheme Record Time or thereafter, including the right to receive any dividend, interest and other distribution declared, made, paid or payable at the Scheme Record Time other than in the case of the Scheme Ordinary Shares the second interim dividend of €0.052 per Ordinary Share in respect of the financial year ended 31 March 2006 and, in the case of the Scheme Convertible Preference Shares, the right to receive accrued dividends up to 30 June 2006.

9.	Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any business day at the offices of Freshfields Bruckhaus Deringer at 65 Fleet Street, London EC4Y 1HS and the offices of A&L Goodbody at International Financial Services Centre, North Wall Quay, Dublin 1, up to and including (i) the Effective Date; or (ii) the date that the Scheme lapses or is withdrawn, whichever of (i) and (ii) is the earlier:

(a)	the memorandum and articles of association of eircom;

(b)	the memorandum and articles of association of BCMIH;

(c)	the audited consolidated financial statements of Valentia Telecommunications Limited for the year ended 31 March 2003;

(d)	the annual report and accounts of eircom Group plc, including the audited consolidated financial statements, for the years ended 31 March 2004 and 31 March 2005;

(e)	the annual report and accounts of eircom Group plc, including the audited consolidated financial statements, for the year ended 31 March 2006;

(f)	the annual report and accounts of BCM, including the audited consolidated financial statements for the period ended 30 June 2005 and the interim financial statements of BCM for the period ended 31 December 2005;

(g)	the service contracts and other arrangements referred to in paragraph 5 above;

(h)	the material contracts, including financing arrangements, referred to in paragraph 6 above;

(i)	the written consents referred to in paragraphs 8(e) to 8(j) above;

(j)	the rules of the eircom Share Schemes;

(k)	copies of the irrevocable undertakings to vote in favour of the Scheme given by the persons referred to in paragraph 4 of Part 2 of this document;

(l)	the full list of dealings by Merrion, aggregated details of which are set out in paragraph 4 of this Part 8;

(m)	the full list of dealings by Davy, aggregated details of which are set out in paragraph 4 of this Part 8;

(n)	the full list of dealings by JPMorgan Cazenove, aggregated details of which are set out in paragraph 4 of this Part 8; and

(o)	this document, the Forms of Proxy and the Form of Election.

13 June 2006

PART 9

DEFINITIONS

In this document (with the exception of Parts 5, 7 and 10), the following words and expressions have the following meanings, unless the context requires otherwise:

A$	Australian dollars, the lawful currency of Australia;

Announcement	the announcement made by BCMIH and eircom on 23 May 2006 in relation to the Offer;

APSS	the eircom Approved Profit Sharing Scheme constituted by the APSS Trust Deed;

APSS Trust Deed	the trust deed dated 31 March 1999 regulating the eircom Approved Profit Sharing Scheme (as amended);

Authorisations	authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals;

Authority	the Irish Competition Authority;

B&B	Babcock & Brown Limited, a limited company incorporated in Australia with its registered office at Level 39, Chifley Tower, 2 Chifley Square, Sydney, New South Wales;

Barclays Capital	Barclays Capital (the investment banking division of Barclays Bank PLC);

BBCM	Babcock & Brown Capital Management Pty Limited, a proprietary limited company incorporated in Australia, with its registered office at Level 39, Chifley Tower, 2 Chifley Square, Sydney, New South Wales;

BBGP	BBGP Eamon Holdings Limited, a company incorporated in the Cayman Islands with its registered office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands;

BBIG	Babcock & Brown Ireland Group Limited, an exempt company with limited liability incorporated in the Cayman Islands with its registered office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands;

BCM	Babcock & Brown Capital Limited, a limited company incorporated in Australia with its registered office at Level 39 Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia;

BCM Group	BCM, BBGP, EHP and DIF;

BCMIE	BCM Ireland Equity Limited, an exempt company with limited liability incorporated in the Cayman Islands with its registered office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands;

BCMIE Group	BCMIE and its subisdiary undertakings being, at the date of this document, BCMIF and BCMIH;

BCMIF	BCM Ireland Finance Limited, an exempt company with limited liability incorporated in the Cayman Islands with its registered office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands;

BCMIH	BCM Ireland Holdings Limited, an exempt company with limited liability incorporated in the Cayman Islands with its registered office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands;

BCMIH Directors	the directors of BCMIH named in paragraph 2(a) of Part 8 of this document;

BCMIH Group	BCMIH and its subsidiary undertakings;

BCMIH Special Resolution	has the same meaning as “Special Resolution” in the Statute, and includes a unanimous written resolution;

Bidding Agreement	the bidding agreement dated 21 April 2006 between BCMIH, BCM, the ESOT Trustee and eircom;

business day	a day (excluding Saturdays, Sundays and public holidays) on which banks are open for business in London and Dublin;

Capital Reduction	the reductions of eircom’s capital provided for by the Scheme;

Cash Offer	the proposed recommended offer of €2.20 in cash per Ordinary Share by BCMIH to acquire the entire issued and to be issued ordinary share capital of eircom not already owned by BCMIH by means of the Scheme or, should BCMIH so elect, by means of an offer;

certificated or certificated form	in relation to a share or other security, title to which is recorded in the relevant register of the share or other security as being held in certificated form (that is, not in CREST);

City Code	the UK City Code on Takeovers and Mergers;

Closing Price	the closing middle-market quotation of an Ordinary Share as derived from the daily official list of the Irish Stock Exchange;

ComReg	the Irish Commission for Communications Regulation;

Companies Act	the UK Companies Act 1985 (as amended);

Competing Proposal	means an Independent Competing Offer or any proposal by eircom to pay a dividend of more than €0.052 per Ordinary Share or to enter into any transaction that would have a material impact upon the value of eircom and that would otherwise be prohibited by Rule 21 of the City Code;

Competition Act	the Irish Competition Act 2002;

Conditions	the conditions to the implementation of the Offer (including the Scheme) which are set out in Part 3 of this document;

Convertible Preference Shareholders	holders of Convertible Preference Shares from time to time;

Convertible Preference Shares or CPS	the convertible preference shares of €0.50 each in the capital of the Company, each currently held by the ESOT;

Conversion Notice	has the meaning set out in paragraph 27 of Part 4 of this document;

Court	the High Court of Justice in England and Wales;

Court Hearing	the hearing by the Court of the petition to sanction the Scheme and to confirm the associated reductions of capital provided for by the Scheme;

Court Meeting	the meeting of the holders of Scheme Ordinary Shares (other than holders of the Excluded Shares) (and any adjournment thereof) convened pursuant to an order of the Court under section 425 of the Companies Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment), including any adjournment thereof;

Court Order	the order of the Court granted at the Court Hearing sanctioning the Scheme under section 425 of the Companies Act and confirming the Capital Reduction provided for by the Scheme under section 137 of the Companies Act;

Credit Suisse	Credit Suisse, London Branch;

CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001;

CREST Manual	the CREST Manual published by CRESTCo;

CRESTCo	CRESTCo Limited;

Daily Official List	the daily official list of the London Stock Exchange;

Davy	J&E Davy trading as Davy, including its affiliate Davy Corporate Finance Limited and other affiliates, or any of its subsidiary undertakings, of Davy House, 49 Dawson Street, Dublin 2, Ireland;

Deutsche Bank	Deutsche Bank AG, London Branch;

DIF	Babcock & Brown Direct Investment Fund Limited, a limited company incorporated in Australia with its registered office at Level 39, Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia;

Disclosed	(i) as disclosed in eircom’s annual report and accounts for the period ended 31 March 2005; (ii) as publicly announced by eircom prior to 19 May 2006 (including, without limitation, the preliminary results for the year ended 31 March 2006 announced on 15 May 2006); or (iii) as otherwise fairly disclosed to BCMIH or its advisers by or on behalf of eircom prior to 23 May 2006;

Dresdner Kleinwort Wasserstein	Dresdner Kleinwort Wasserstein Limited;

Effective Date	the date on which the Scheme becomes effective in accordance with its terms;

EGM or Extraordinary General Meeting	the extraordinary general meeting of Ordinary Shareholders (and any adjournment thereof) to be convened in connection with the Offer;

EHP	Eamon Holdings (No 2) Pty Ltd, a proprietary limited company incorporated in Australia with its registered office at Level 39, Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia;

eircom or the Company	eircom Group plc, a public limited company incorporated in England and Wales under registered number 4827199;

eircom Articles	the Articles of Association of eircom in force from time to time;

eircom Board	the board of directors of eircom;

eircom Directors	the individuals whose names are set out in paragraph 2(b) of Part 8 of this document;

eircom Group	eircom and its subsidiary undertakings;

eircom Share Schemes	the eircom Group plc Employee Share Option Plan 2004 adopted by resolution of the board of eircom on 29 February 2004 (as amended) (the “Option Plan”) and the eircom Group Key Executive Share Award Plan adopted by resolution of the board of eircom on 29 February 2004 (the “Executive Plan”);

ESOP	the eircom Employee Share Ownership Trust and the related APSS;

ESOT or ESOT Trustee	eircom ESOP Trustee Limited, acting in its capacity as trustee of the eircom Employee Share Ownership Trust, a limited company incorporated in Ireland with its registered office at 53 Merrion Square, Dublin, Ireland;

ESOT Beneficiaries	the beneficiaries of the eircom Employee Share Ownership Trust, as defined in the ESOT Trust Deed;

ESOT Proposal	a single composite resolution: (a) consenting to the Offer on the terms indicated in the Announcement and to the ESOT Trustee voting in favour of such resolutions and taking such steps and doing such acts and things as are necessary or reasonably desirable to effect the Offer; (b) consenting to the ESOT Trustee’s subscription and future participation in BCMIE on the terms set out in the Subscription Agreement and/or the Shareholders’ Agreement and/or such other terms as may be agreed in accordance with the Transaction Conduct Agreement; (c) consenting to or approving the ESOT incurring such borrowings as may be necessary to fund its subscription in BCMIE and entering or having entered into any documents in connection therewith; (d) agreeing such amendments to the ESOT Trust Deed and the APSS Trust Deed as may be necessary or expedient to enable, authorise or facilitate the ESOT Trustee to subscribe for shares and participate in BCMIE (including substitution of BCM as the founding company of the ESOT and the APSS) and such other changes as may be envisaged in the Subscription Agreement and/or the Shareholders’ Agreement and/or agreed in accordance with the Transaction Conduct Agreement; (e) approving or ratifying (as the case may be) the entry by the ESOT Trustee into the Transaction Conduct Agreement, the Shareholders’ Agreement, the Subscription Agreement and the Implementation Agreement; (f) authorising the ESOT Trustee to negotiate and agree any further documentation in relation to the ESOT’s participation in BCMIE and to execute such documentation; and (g) authorising the ESOT Trustee to take such other steps and agree and execute such other documents as it shall consider necessary, expedient or reasonably desirable for the purposes of (i) implementing the Offer and the steps described or set out in the Transaction Conduct Agreement, the Subscription Agreement, the Shareholders’ Agreement and the Implementation Agreement and/or such other matters as may be agreed in accordance with the Transaction Conduct Agreement and (ii) taking such steps as are necessary or desirable in connection with any of the matters set out in this resolution;

ESOT Trust Deed	the trust deed dated 31 March 1999 constituting the eircom Employee Share Ownership Trust (as amended);

EURIBOR	(i) the applicable Screen Rate; or (ii) if no Screen Rate is available for the relevant period, the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to BCMIH at its request quoted by Barclays Bank, JPMorgan and Deutsche Bank to lending banks in the European Interbank market, as at 11.00 a.m. on the day the rate is set for the relevant period for the offering of deposits in euro for a period comparable to the relevant period;

Excluded Shares	any Ordinary Shares: (i) beneficially owned by and/or registered in the name of BCMIH; (ii) registered in the name of the ESOT Trustee or beneficially owned by the ESOT Trustee, other than any Ordinary Shares which are registered in the name of or held for the account of the ESOT Trustee but which are beneficially owned by ESOT Beneficiaries under the terms of the APSS; (iii) beneficially owned by and/or registered in the name of BCM or any other member of the BCM Group; or (iv) beneficially owned by and/or registered in the name of any of the Non-Independent Directors;

Executive Directors	Dr. Philip Nolan, Peter Lynch, Cathal Magee and David McRedmond;

Executive Plan	the eircom Group Key Executive Share Award Plan;

Explanatory Statement	the explanatory statement relating to the Scheme, as set out in Part 2 of this document, which constitutes the explanatory statement relating to the Scheme as required by section 426 of the Companies Act;

Financial Regulator	the Irish Financial Services Regulatory Authority;

Financial Services Authority	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000;

Form of Election	the form of election pursuant to which Ordinary Shareholders may elect for the Preference Share Alternative;

Forms of Proxy	the blue form of proxy for use in respect of the Court Meeting and/or the pink form of proxy for use in respect of the EGM, as the case may be;

Goodbody Corporate Finance	Goodbody Corporate Finance, a company incorporated with unlimited liability in the Republic of Ireland with its registered office at Ballsbridge Park, Ballsbridge, Dublin 4, Ireland;

Implementation Agreement	the implementation agreement between BCMIH, BCM, the ESOT Trustee and eircom dated 23 May 2006 relating, inter alia, to the implementation of the Scheme;

Independent Competing Offer	any offer, proposal or indication of interest from, or on behalf of, any person other than BCM or BCMIH or any person acting in concert with BCM or BCMIH, with a view to such person, directly or indirectly, acquiring more than 30 per cent. of the Ordinary Shares or substantially all of eircom’s assets;

Independent Directors	the independent members of the eircom Board, comprising Sir Anthony O’Reilly, Dr. Philip Nolan, Peter Lynch, David McRedmond, Didier Delepine, Irial Finan, Kevin Melia, Padraic O’Connor, Maurice Pratt and Donal Roche;

IPO	the admission of the shares of a company to trading on a recognised investment exchange;

IPO Entity	has the meaning set out in paragraph 26 of Part 4 of this document;

IPO Notice	a written notice from BCMIH to the holders of Preference Shares notifying them of a proposed IPO delivered in accordance with the articles of association of BCMIH;

IPO Redemption Price	in respect of any holder of Preference Shares, the sum of the: (i) aggregate Preference Share Issue Price of the relevant number of Preference Shares held as specified in a Conversion Notice issued by such holder; and (ii) any accrued and unpaid dividend on such Preference Shares, as at the date of admission of ordinary share capital of BCMIH or any of its subsidiaries to trading on a recognised stock exchange;

IPO Shares	has the meaning set out in paragraph 26 of Part 4 of this document;

Ireland	the Republic of Ireland;

Irish Revenue Commissioners	the Office of the Revenue Commissioners;

Irish Stock Exchange	Irish Stock Exchange Limited;

JPMorgan	JPMorgan plc, a limited company incorporated in England and Wales with its registered office at 125 London Wall, London EC2Y 5AJ;

JPMorgan Cazenove	JPMorgan Cazenove Limited, a limited company incorporated in England and Wales with its registered office at 20 Moorgate, London EC2R 6DA;

Listing Rules	the Listing Rules of the Financial Services Authority;

London Stock Exchange	London Stock Exchange plc;

Meetings	the Court Meeting and/or the EGM, as the case may be;

Merrion	Merrion Stockbrokers Limited, a limited company incorporated in Ireland with its registered office at Block C, Sweepstakes Centre, Ballsbridge, Dublin 4, Ireland;

Meteor	Meteor Ireland Holdings LLC, the holding company of Meteor Mobile Communications Limited;

Meteor Group	Meteor and its subsidiary undertakings;

Mezzanine Facility Agreement	the mezzanine facility agreement, further details of which are set out in paragraph 6(b)(ii) of Part 8 (under “Debt financing documents”) of this document;

Morgan Stanley	Morgan Stanley & Co. Limited, a limited company incorporated in England and Wales with its registered office at 25 Cabot Square, Canary Wharf, London E14 4QA;

NM Rothschild	NM Rothschild & Sons Limited, a limited company incorporated in England and Wales with its registered office at New Court, St. Swithin’s Lane, London EC4P 4DU;

Non-Executive Directors	the non-executive directors on the eircom Board, comprising Sir Anthony O’Reilly, Con Scanlon, John Conroy, Didier Delepine, Irial Finan, Kevin Melia, Padraic O’Connor, Maurice Pratt and Donal Roche;

Non-Independent Directors	Con Scanlon, John Conroy and Cathal Magee, each of whom has been appointed to the eircom Board as a representative of the ESOT;

Non-Voting Deferred Shares	non-voting deferred shares of nominal value €0.001 each in the capital of eircom;

Offer	the proposed acquisition by BCMIH of the entire issued and to be issued ordinary share capital and the entire issued and to be issued convertible preference share capital of eircom not already owned by BCMIH by means of the Scheme or, should it so elect, by means of an offer;

Official List	the Official List of the Financial Services Authority or the Irish Stock Exchange, as the context requires;

Offer Period	the period from 22 May 2006 until the Court Hearing;

Option Plan	the eircom Group plc Employee Share Option Plan 2004;

Options	outstanding options to subscribe for Ordinary Shares under the eircom Share Schemes;

Ordinary Shares	ordinary shares of €0.10 each in the capital of eircom;

Ordinary Shareholders	holders of Ordinary Shares from time to time;

Overseas Jurisdiction	a jurisdiction other than the United Kingdom or Ireland;

Overseas Shareholders	Ordinary Shareholders who are resident in, or citizens of, jurisdictions outside the UK and Ireland;

Panel	the UK Panel on Takeovers and Mergers;

Preference Share Alternative	the alternative under which Scheme Ordinary Shareholders (other than Restricted Overseas Persons) may elect to receive Preference Shares instead of all or part of the cash consideration to which they would be otherwise entitled under the Scheme;

Preference Share Issue Price	the Tranche A Preference Share Issue Price, the Tranche B Preference Share Issue Price, the Tranche C Preference Share Issue Price or the Tranche D Preference Share Issue Price as the context requires;

Preference Shares	the redeemable preference shares of nominal value €0.01 each in the capital of BCMIH to be offered pursuant to the Preference Share Alternative, the terms of which are summarised in Part 4 of this document;

Preference Share Unit	together one Tranche A Preference Share, one Tranche B Preference Share, one Tranche C Preference Share and one Tranche D Preference Share;

Redeemable Preference Shares	the redeemable preference shares of €0.50 each in the capital of eircom;

Redemption Date	with respect to a Tranche A Preference Share, 30 November 2006, with respect to a Tranche B Preference Share, 30 June 2007, with respect to a Tranche C Preference Share, 30 June 2008 and with respect to a Tranche D Preference Share, 30 June 2009 or any other date on which the Preference Shares are required to be, or are in fact, redeemed in accordance with the articles of association of BCMIH;

Registered Member	a member of BCMIH as set out in the Register of Members;

Registered Office	the registered office for the time being of BCMIH;

Register of Members	the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members;

Registrar	the Registrar of Companies in England and Wales;

Regulations	the Uncertificated Securities Regulations 2001 (SI 2001/No. 3755);

Regulatory Information Service	any of the services set out in schedule 12 of the Listing Rules;

Restricted Overseas Person	a person (including an individual, partnership, unincorporated syndicate or organisation, incorporated association, trust, trustee, executor, administrator or other legal representative) in or resident in any jurisdiction where offering the Preference Share Alternative to Ordinary Shareholders in such jurisdiction is not permitted by the relevant securities laws without registering a prospectus or other similar document;

Scheme	the scheme of arrangement under section 425 of the Companies Act between eircom and the holders of Scheme Shares, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by eircom and BCMIH;

Scheme Convertible Preference Shares

(i)     the Convertible Preference Shares in issue at the date of this document;

(ii)    any Convertible Preference Shares issued after the date of this document and before the Voting Record Time; and

(iii)  any Convertible Preference Shares issued at or after the Voting Record Time and before the Scheme Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme;

Scheme Ordinary Shareholder	a holder of Scheme Ordinary Shares;

Scheme Ordinary Shares

(i)     the Ordinary Shares in issue at the date of this document;

(ii)    any Ordinary Shares issued after the date of this document and before the Voting Record Time; and

(iii)  any Ordinary Shares issued at or after the Voting Record Time and before the Scheme Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case excluding any Ordinary Shares beneficially owned by and/or registered in the name of BCMIH;

Scheme Record Time	6.00 p.m. on the last business day immediately preceding the Effective Date;

Scheme Shareholders	holders of Scheme Shares;

Scheme Shares	Scheme Ordinary Shares and Scheme Convertible Preference Shares;

Scheme Special Resolution	the resolution to be proposed by eircom at the EGM in connection with, among other things, the approval of the Scheme and the confirmation of the Capital Reduction;

Screen Rate	the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period displayed on the appropriate page of the Reuters screen;

Senior Facility	the senior facilities agreement, further details of which are set out in paragraph 6(b)(i) of Part 8 (under “Debt financing documents”) of this document;

Shareholders’ Agreement	the shareholders’ agreement between BCMIE, BCM, the ESOT Trustee and others dated 23 May 2006 in respect of BCMIE;

Shares	Ordinary Shares and/or Convertible Preference Shares, as the context so requires;

Shareholders	holders of Shares;

Statute	The Companies Law (2004 Revision) of the Cayman Islands;

Sterling Deferred Shares	the deferred shares of £1.00 each in the capital of eircom;

Subscription Agreement	the subscription agreement between BCMIE, BCM and the ESOT Trustee dated 23 May 2006 in respect of the ESOT Trustee’s investment in BCMIE;

subsidiary, subsidiary undertaking, undertaking, associated undertaking and substantial interest	have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and substantial interest means a direct or indirect interest in 20 per cent. or more of the equity share capital (as defined in that Act) of any undertaking;

Third Party	any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, authority (including any anti-trust or merger control authority), court or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

Tranche A Preference Shares	Preference Shares designated on issue as tranche A, the terms of which are summarised in Part 4 of this document;

Tranche A Preference Share Issue Price	€0.5892;

Tranche B Preference Shares	Preference Shares designated on issue as tranche B, the terms of which are summarised in Part 4 of this document;

Tranche B Preference Share Issue Price	€0.5892;

Tranche C Preference Shares	Preference Shares designated on issue as tranche C, the terms of which are summarised in Part 4 of this document;

Tranche C Preference Share Issue Price	€0.5108;

Tranche D Preference Shares	Preference Shares designated on issue as tranche D, the terms of which are summarised in Part 4 of this document;

Tranche D Preference Share Issue Price	€0.5108;

Trancheable Redeemable Preference Shareholders	holders of Trancheable Redeemable Preference Shares from time to time;

Trancheable Redeemable Preference Shares or TRPS	trancheable redeemable preference shares of €0.50 each in the capital of eircom;

Transaction Conduct Agreement	the transaction conduct agreement between BCM, BCMIH and the ESOT Trustee dated 23 May 2006;

Transfer Shares	those Scheme Ordinary Shares in relation to which a valid election for the Preference Share Alternative shall have been made and not deemed to have been revoked in accordance with the Scheme;

uncertificated or uncertificated form	in relation to a share or other security, title to which is recorded in the relevant register of the share or security as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST;

Union Coalition	the Communications Workers Union, the Association of Higher Civil Servants and Public Servants, the Irish Municipal Public and Civil Trade Union, the Public Sector Executive Union, and the Civil, Public and Services Union;

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland;

US Securities Act	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

Voting Record Time	6.00 p.m. on the day which is two days before the date of the Court Meeting, or, if such meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned meeting;

Wider BCMIH Group	the BCMIH Group, the shareholders of BCMIH, and any holding company or holding companies of such shareholders, their subsidiaries, subsidiary undertakings, associated undertakings and any other undertaking in which such shareholders, any holding company or holding companies of such shareholders and/or such subsidiaries or undertakings (aggregating their interests) have a substantial interest; and

Wider eircom Group	eircom and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertaking or joint venture or firm or partnership or company in which eircom and/or such subsidiaries or undertakings (aggregating their interests) have a substantial interest.

All times referred to in this document are references to London/Dublin times.

PART 10

THE SCHEME

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

No. 3953 of 2006

IN THE MATTER OF EIRCOM GROUP PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

between

EIRCOM GROUP PLC

and

THE HOLDERS OF ITS SCHEME SHARES (as hereinafter defined)

and

BCM IRELAND HOLDINGS LIMITED

PRELIMINARY

(A)	In this Scheme the following expressions have the meanings stated, unless they are inconsistent with the subject or context:

“Act”	the Companies Act 1985, as amended

“APSS”	the eircom Approved Profit Sharing Scheme constituted by the trust deed regulating such scheme dated 31 March 1999 (as amended)

“BBGP”	BBGP Eamon Holdings Limited, incorporated in Australia

“BCM”	Babcock & Brown Capital Limited, incorporated in Australia

“BCM Group”	BCM, BBGP, EHP and DIF

“BCMIH”	BCM Ireland Holdings Limited, incorporated in the Cayman Islands

“BCMIH Preference Shares”	the redeemable preference shares of nominal value €0.01 each in the capital of BCMIH to be offered pursuant to the Preference Share Alternative, the terms of which are summarised in Part 4 of the Circular

“BCMIH Preference Share Unit”	together one BCMIH Tranche A Preference Share, one BCMIH Tranche B Preference Share, one BCMIH Tranche C Preference Share and one BCMIH Tranche D Preference Share

“BCMIH Tranche A Preference Shares”	BCMIH Preference Shares designated on issue as tranche A, the terms of which are summarised in Part 4 of the Circular

“BCMIH Tranche B Preference Shares”	BCMIH Preference Shares designated on issue as tranche B, the terms of which are summarised in Part 4 of the Circular

“BCMIH Tranche C Preference Shares”	BCMIH Preference Shares designated on issue as tranche C, the terms of which are summarised in Part 4 of the Circular

“BCMIH Tranche D Preference Shares”	BCMIH Preference Shares designated on issue as tranche D, the terms of which are summarised in Part 4 of the Circular

“business day”	a day on which banks are open for business (excluding Saturdays, Sundays and public holidays) in London and Dublin

“Cancellation Shares”	the Scheme Ordinary Shares other than the Transfer Shares

“certificated” or “in certificated form”	recorded in the relevant register as being held in uncertificated form (that is, not in CREST)

“Circular”	the document dated 13 June 2006 sent by the Company to, inter alia, the holders of its Ordinary Shares and its Convertible Preference Shares of which this Scheme forms part

“Company”	eircom Group plc, incorporated in England and Wales with registered number 4827199

“Company’s Registrars”	Computershare Investor Services PLC

“Convertible Preference Shares”	convertible preference shares of €0.50 each in the capital of the Company

“Court”	the High Court of Justice in England and Wales

“Court Meeting”	the meeting of the holders of Scheme Ordinary Shares (other than holders of the Excluded Shares) convened pursuant to an order of the Court under section 425 of the Act for the purposes of considering and, if thought fit, approving this Scheme (with or without modification) including any adjournment thereof

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Uncertificated Securities Regulations 2001

“DIF”	Babcock & Brown Direct Investment Fund Limited, incorporated in Australia

“Effective Date”	the date on which this Scheme becomes effective in accordance with Clause 8

“EHP”	Eamon Holdings (No 2) Pty Ltd

“ESOP”	the eircom Employee Share Ownership Trust and the related APSS

“ESOT” or “ESOT Trustee”	eircom ESOP Trustee Limited, incorporated in Ireland, acting in its capacity as trustee of the eircom Employee Share Ownership Trust

“ESOT Trust Deed”	the trust deed dated 31 March 1999 constituting the eircom Employee Share Ownership Trust (as amended)

“ESOT Beneficiaries”	the beneficiaries of the ESOP, as defined in the ESOT Trust Deed

“Excluded Shares”	any Scheme Ordinary Shares which are: (i) beneficially owned by and/or registered in the name of BCMIH; (ii) registered in the name of the ESOT or beneficially owned by the ESOT other than any Scheme Ordinary Shares which are registered in the name of or held for the account of the ESOT but which are beneficially owned by ESOT Beneficiaries under the terms of the APSS; (iii) beneficially owned by and/or registered in the name of BCM or any other member of the BCM Group; or (iv) beneficially owned by and/or registered in the name of any of the Non-Independent Directors

“Extraordinary General Meeting”	the extraordinary general meeting of the Company, notice of which is set out in the Circular, including any adjournment thereof

“Form of Election”	the form of election pursuant to which holders of Scheme Ordinary Shares may elect for the Preference Share Alternative

“holder”	includes a person entitled by transmission

“members”	members of the Company on the register of members at any relevant date

“Non-Independent Directors”	Con Scanlon, John Conroy and Cathal Magee, each of whom has been appointed to the board of directors of the Company as a representative of the ESOT

“Ordinary Shares”	ordinary shares of €0.10 each in the capital of the Company

“Preference Share Alternative”	the alternative under which Scheme Ordinary Shareholders (other than Restricted Overseas Persons) may elect to receive Preference Shares instead of all or part of the cash consideration to which they would otherwise be entitled under the Scheme

“Record Time”	6:00 p.m. on the last business day immediately preceding the Effective Date

“Restricted Overseas Person”	has the meaning set out in Clause 4.7

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and BCMIH

“Scheme Convertible Preference Shares”

(i)     the Convertible Preference Shares in issue at the date of this Scheme;

(ii)    any Convertible Preference Shares issued after the date of this Scheme and before the Voting Record Time; and

(iii)  any Convertible Preference Shares issued at or after the Voting Record Time and before the Record Time in respect of which the original or any subsequent holder thereof is, or shall have agreed in writing to be, bound by this Scheme

“Scheme Ordinary Shares”	(i) the Ordinary Shares in issue at the date of this Scheme;

(ii) any Ordinary Shares issued after the date of this Scheme and before the Voting Record Time; and

(iii)  any Ordinary Shares issued at or after the Voting Record Time and before the Record Time in respect of which the original or any subsequent holder thereof is, or shall have agreed in writing to be, bound by this Scheme, in each case other than any Ordinary Shares beneficially owned by and/or registered in the name of BCMIH

“Scheme Shares”	the Scheme Ordinary Shares and the Scheme Convertible Preference Shares

“Second Interim Dividend”	the dividend of €0.052 per Ordinary Share announced on 15 May 2006 and payable on 26 June 2006 to the holders of Ordinary Shares on the register of members of the Company at the close of business on 26 May 2006

“Transfer Shares”	those Scheme Ordinary Shares in relation to which a valid election for the Preference Share Alternative shall have been made and not deemed to have been revoked in accordance with this Scheme

“uncertificated” or “in uncertificated form”	recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST

“Voting Record Time”	6:00 pm on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6:00 p.m. on the day which is two days before the date of such adjourned meeting and references to Clauses are to Clauses of this Scheme.

(B)	The authorised share capital of the Company at the date of this Scheme is €425,000,000 and £50,000 divided into 3,044,873,815 Ordinary Shares of €0.10 each, 144,166,666 Convertible Preference Shares of €0.50 each, 5,000,000 Redeemable Preference Shares of €0.50 each, 66,000,000 Trancheable Redeemable Preference Shares of €0.50 each, 12,929,285,500 Non-Voting Deferred Shares of €0.001 each and 50,000 Sterling Deferred Shares of £1.00 each.

(C)	As at the close of business on 9 June 2006, 1,073,433,248 Ordinary Shares, 144,166,666 Convertible Preference Shares, 77,161 Redeemable Preference Shares, 235,240 Trancheable Redeemable Preference Shares, 12,929,285,500 Non-Voting Deferred Shares and 50,000 Sterling Deferred Shares had been issued and were credited as fully paid and the remainder of the Company’s authorised share capital was unissued.

(D)	At the date of this Scheme:

(i)	BCMIH is the beneficial owner of 290,733,902 Ordinary Shares;

(ii)	the ESOT is the beneficial owner of 229,855,201 Ordinary Shares, 144,166,666 Convertible Preference Shares, 51,857 Redeemable Preference Shares, 47,315 Trancheable Redeemable Preference Shares and 12,929,234,098 Non-Voting Deferred Shares. In addition, 2,560,140 Ordinary Shares, 25,304 Redeemable Preference Shares and 187,925 Trancheable Redeemable Preference Shares are held for the account of the ESOT but are beneficially owned by beneficiaries of the APSS;

(iii)	BBGP is the beneficial owner of 8,302,351 Ordinary Shares;

(iv)	DIF is the beneficial owner of 3,320,933 Ordinary Shares.

(v)	EHP is the beneficial owner of 6,641,867 Ordinary Shares; and

(vi)	the Non-Independent Directors are the beneficial owners of, in aggregate, 1,346,049 Ordinary Shares.

(E)	Each of BBGP, DIF, EHP, the ESOT and the Non-Independent Directors has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound thereby. BCMIH has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound thereby and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1.	Cancellation of the Scheme Convertible Preference Shares

1.1	The share capital of the Company shall be reduced by cancelling the Scheme Convertible Preference Shares.

1.2	Forthwith and contingently upon the said reduction of capital taking effect:

1.2.1	the share capital of the Company shall be increased to its former amount by the creation of such number of new Ordinary Shares as shall have an aggregate nominal value equal to the aggregate nominal value of the Scheme Convertible Preference Shares cancelled pursuant to Clause 1.1; and

1.2.2	the reserve arising in the books of account of the Company as a result of the said cancellation of the Scheme Convertible Preference Shares shall be capitalised and applied in paying up in full at par the new Ordinary Shares created pursuant to Clause 1.2.1 which shall be allotted and issued credited as fully paid to BCMIH and/or its nominee(s).

1.3	In consideration for the cancellation of the Scheme Convertible Preference Shares and the allotment and issue of the new Ordinary Shares as provided in Clauses 1.1 and 1.2, BCMIH shall pay to or for the account of the holders of Scheme Convertible Preference Shares (as appearing in the register of members of the Company at the Record Time):

For every Scheme Convertible Preference Share	€1.00 in cash

1.4	Holders of Scheme Convertible Preference Shares shall remain entitled to a dividend per Convertible Preference Share for the period from 31 March 2006 to 30 June 2006 which shall be payable on the date which is 14 days following the Effective Date to the holders of Convertible Preference Shares (as appearing in the register of members of the Company at 12 noon on 28 June 2006).

2.	Cancellation of the Cancellation Shares

2.1	The share capital of the Company shall be reduced by cancelling the Cancellation Shares.

2.2	Forthwith and contingently upon the said reduction of capital taking effect:

2.2.1	the authorised share capital of the Company shall be increased to its former amount by the creation of such number of new Ordinary Shares as shall be equal to the number of Cancellation Shares cancelled pursuant to Clause 2.1; and

2.2.2	the reserve arising in the books of account of the Company as a result of the said cancellation of the Cancellation Shares shall be capitalised and applied in paying up in full at par the new Ordinary Shares created pursuant to Clause 2.2.1 which shall be allotted and issued credited as fully paid to BCMIH and/or its nominee(s).

2.3	In consideration for the cancellation of the Cancellation Shares and the allotment and issue of the new Ordinary Shares as provided in Clauses 2.1 and 2.2, BCMIH shall pay to or for the account of the holders of Cancellation Shares (as appearing in the register of members of the Company at the Record Time):

For every Cancellation Share	€2.20 in cash

3.	Acquisition of Transfer Shares

3.1	Forthwith and contingently upon the issue of the new Ordinary Shares referred to in Clause 1 and Clause 2 above taking effect and the name of BCMIH having been entered in the Company’s register of members as the registered holder of such shares, BCMIH shall acquire the Transfer Shares, in consideration for the allotment and issue of Preference Shares pursuant to Clause 4, fully paid, with full title guarantee and free from all liens, equities, charges, encumbrances and other interests whatsoever and together with all rights at the date of this Scheme or hereafter attaching thereto including the right to receive all dividends or other distributions declared, paid or made thereon on or after the date of this Scheme (other than the right to the Second Interim Dividend).

3.2	For such purposes, the Transfer Shares shall be transferred to BCMIH and/or its nominee(s) and to give effect to such transfers any person may be nominated by BCMIH to execute as transferor an instrument or transfer of, or give any instruction to transfer, any of the Transfer Shares and every instrument or instruction of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Transfer Shares thereby transferred.

4.	Preference Share Alternative

4.1	If any holder of Scheme Ordinary Shares shall validly so elect in the manner hereinafter provided in respect of some or all of his Scheme Ordinary Shares, BCMIH shall, in consideration of the transfer of the relevant Transfer Shares and subject to the provisions of Clause 5, allot and issue to such holder (as appearing in the register of members of the Company at the Record Time) BCMIH Preference Shares on the following basis:

For every Transfer Share	1 BCMIH Preference Share Unit

and so in proportion for any greater number of Scheme Ordinary Shares in respect of which the election is made, provided that the Preference Share Alternative shall not be available to Restricted Overseas Persons or a person whom BCMIH believes to be a Restricted Overseas Person.

4.2	The BCMIH Preference Shares shall be issued credited as fully paid up.

4.3	Any and all elections to receive BCMIH Preference Shares hereinbefore provided for shall be made by the completion and delivery of a Form of Election in accordance with the instructions thereon. The instructions, terms, authorities and provisions contained in or deemed to be incorporated in the Form of Election constitute part of the terms of this Scheme. For an election to be valid, separate Forms of Election must be completed for each holding of shares. For these purposes, each holding of Scheme Ordinary Shares entered on the register of members of the Company, whether in certificated or uncertificated form, shall be treated as a separate holding. A Form of Election duly completed and delivered in accordance with this Clause shall, except with the consent of the Company and BCMIH, be irrevocable, save that in any case where a holder transfers any Scheme Ordinary Share which is the subject of a Form of Election the election by such holder to receive BCMIH Preference Shares in respect of that Scheme Ordinary Share shall, to the extent provided in Clause 4.6, be deemed to have been revoked upon registration of such transfer.

4.4	BCMIH shall be entitled, in determining whether a Form of Election is valid, to exercise the powers and discretions provided for in Part 4 of the Circular.

4.5	Upon execution and delivery by a Scheme Ordinary Shareholder of a valid Form of Election, such holder shall be bound by the terms and provisions contained in the Form of Election and in Part 4 of the Circular.

4.6	(a) If at the Record Time the number of Scheme Ordinary Shares held by a person who has elected to receive BCMIH Preference Shares is equal to or exceeds the number of Scheme Ordinary Shares in respect of which an election for BCMIH Preference Shares made by him would otherwise be effective, the validity of his election shall not be affected by any alteration in his holding of Scheme Ordinary Shares between the date on which he made such election and the Record Time and any reductions in his holding shall, if applicable, be treated as disposals of those Scheme Ordinary Shares in respect of which he did not elect to receive BCMIH Preference Shares.

(b) If at the Record Time the number of Scheme Ordinary Shares held by a person who has elected to receive BCMIH Preference Shares is less than the number of Scheme Ordinary Shares in respect of which the holder has elected to receive BCMIH Preference Shares, he shall be treated as having validly elected to receive BCMIH Preference Shares in respect of all his Scheme Ordinary Shares.

4.7	The provisions of this Clause 4 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Ordinary Shares with a registered address outside the United Kingdom or the Republic of Ireland or who is or whom BCMIH believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom or the Republic of Ireland, BCMIH is advised that the allotment and/or issue of BCMIH Preference Shares pursuant to this Clause would or may infringe the laws of any such jurisdiction or would or may require BCMIH to comply with any governmental or other consent or any registration, filing or other formality with which BCMIH is unable to comply or compliance with which BCMIH regards as unduly onerous, BCMIH may determine that the Preference Share Alternative shall not be available to such holder so that such holder shall be deemed to be a “Restricted Overseas Person” and any election for the Preference Share Alternative by such holder shall be invalid and of no effect.

5.	Settlement of Consideration and Payments

5.1	As soon as practicable after the Effective Date and in any event not later than 14 days thereafter, BCMIH shall:

5.1.1	in the case of any Scheme Convertible Preference Shares, procure that the sums payable to the holder(s) of such shares in accordance with Clause 1 are electronically transferred to the bank account or accounts details of which shall be provided to the Company by the relevant holder(s) of Scheme Convertible Preference Shares on or before the Effective Date, provided that BCMIH reserves the right to make payments of the said sums by cheque if, for any reason, it wishes to do so;

5.1.2	in the case of any Cancellation Shares which at the Record Time are in certificated form, deliver or procure delivery to the persons entitled thereto, or as they may direct, in accordance with the provisions of Clause 5.2, cheques for the sums payable to them respectively in accordance with Clause 2;

5.1.3	in the case of any Cancellation Shares which at the Record Time are in uncertificated form, arrange for the creation of an assured payment obligation in favour of the payment bank of the persons entitled thereto in accordance with the CREST assured payment arrangements in respect of the sums payable to them respectively in accordance with Clause 2, provided that BCMIH reserves the right to make payment of the said sums by cheque if, for any reason, it wishes to do so; and

5.1.4	against the execution of any instrument or instruction of transfer referred to in Clause 3.2, in the case of the Transfer Shares, allot and issue all BCMIH Preference Shares which it is required to allot and issue pursuant to Clause 4 to give effect to this Scheme and deliver certificates therefor (if any certificates are to be issued) to the persons entitled thereto, or as they may direct, in accordance with the provisions of Clause 5.2.

5.2	All deliveries of cheques or certificates by BCMIH pursuant to this Scheme shall be effected by sending the same by first class post in prepaid envelopes addressed to the persons respectively entitled thereto at their respective addresses as appearing in the register of members of the Company or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in such register (except, in either case, as otherwise directed in writing) at the Record Time or in accordance with any special instructions regarding communications, and neither BCMIH nor the Company’s Registrars shall be responsible for any loss or delay in the transmission or delivery of any cheques or certificates sent in accordance with this Clause, which shall be sent at the risk of the persons entitled thereto.

5.3	All cheques shall be made payable to the person to whom in accordance with the foregoing provisions of this Clause the envelope containing the same is addressed or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque shall be a complete discharge to BCMIH for the monies represented thereby.

5.5	The provisions of this Clause 5 shall be subject to any condition or prohibition imposed by law.

6	Certificates and Cancellations

With	effect from and including the Effective Date:

6.1	all certificates representing Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein and every holder of Scheme Shares shall be bound at the request of the Company to deliver up the same to the Company or as it may direct; and

6.2	CRESTCo Limited shall be instructed to cancel the entitlements to Scheme Ordinary Shares of holders of Scheme Ordinary Shares in uncertificated form.

7.	Dividend Mandates

All	mandates and other instructions to the Company in force at the Record Time relating to the payment of dividends on Transfer Shares shall, unless and until revoked or amended, be deemed as from the Effective Date to be valid and effective mandates to BCMIH in relation to the payment of interest and capital and to be instructions to BCMIH on the corresponding BCMIH Preference Shares allotted and issued pursuant to this Scheme.

8	The Effective Date

8.1	This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Act and confirming under section 137 of the Act the reductions of capital provided for by this Scheme shall have been delivered to the Registrar of Companies in England and Wales for registration and registered by him.

8.2	Unless this Scheme shall have become effective on or before 30 September 2006, or such later date, if any, as the Company and BCMIH may agree and (if required) the Court may allow, this Scheme shall never become effective.

9	Modification

The	Company and BCMIH may jointly consent on behalf of all concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose.

Dated 13 June 2006

NOTICES

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

No. 3953 of 2006

IN THE MATTER OF EIRCOM GROUP PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an Order dated 9 June 2006 made in the above matters, the Court has directed a meeting to be convened of the holders of the ordinary shares of €0.10 each (“Ordinary Shares”) in the capital of the above-named eircom Group plc (the “Company”) (other than those holders of the Excluded Shares, as defined in the scheme of arrangement referred to below), for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between the Company and the holders of the Scheme Shares (as defined in the said scheme) and that such meeting will be held at 10.45 a.m. on 26 July 2006 at Portmarnock Hotel & Golf Links, Portmarnock, Co. Dublin, Ireland at which place and time all holders of Ordinary Shares (other than those holders of the Excluded Shares) are requested to attend.

A copy of the said scheme of arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Holders of Ordinary Shares entitled to attend and vote at the meeting may vote in person at such meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A blue form of proxy for use at the meeting is enclosed with this notice.

Completion of a form of proxy will not prevent a holder of Ordinary Shares from attending and voting at the meeting in person.

It is requested that forms appointing proxies be lodged with the Company’s Registrars, Computershare Investor Services PLC, P.O. Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA not later than 10.45 a.m. on 24 July 2006, but if forms are not so lodged they may be handed to the Chairman at the meeting.

In the case of joint holders of Ordinary Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Entitlement to attend and vote at the meeting or any adjournment thereof and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6:00 p.m. on the day which is two days before the date of the meeting or adjourned meeting (as the case may be). In each case, changes to the register of members of the Company after such time will be disregarded.

By the said Order, the Court has appointed Sir Anthony O’Reilly or, failing him, Padraic O’Connor or, failing him, Maurice Pratt, to act as chairman of the said meeting and has directed the chairman to report the results of the meeting to the Court.

The said scheme of arrangement will be subject to the subsequent sanction of the Court.

Dated 13 June 2006

Freshfields Bruckhaus Deringer

65 Fleet Street

London

EC4Y 1HS

Solicitors for the Company

EIRCOM GROUP PLC

(Registered in England No. 4827199)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of eircom Group plc (the “Company”) will be held at Portmarnock Hotel & Golf Links, Portmarnock, Co. Dublin, Ireland on 26 July 2006 at 11.00 a.m. (or as soon thereafter as the Court Meeting, as defined in the document of which this Notice forms part, convened on the same day and at the same location shall have been concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as special resolutions.

THE SCHEME

1.	THAT:

(1)	for the purpose of giving effect to the scheme of arrangement dated 13 June 2006 between the Company and the holders of its Scheme Shares (as defined in the said scheme), a print of which has been produced to the meeting and for the purposes of identification signed by the chairman thereof, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the “Scheme”):

(a)	the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(b)	the share capital of the Company be reduced by cancelling all the Scheme Convertible Preference Shares and all the Cancellation Shares (as such terms are defined in the Scheme);

(c)	forthwith and contingently upon the said reductions of capital taking effect:

(i)	the share capital of the Company be increased to its former amount by the creation of: (y) such number of new Ordinary Shares of €0.10 each as shall have an aggregate nominal value equal to the aggregate nominal value of the Scheme Convertible Preference Shares cancelled pursuant to paragraph (b) above; and (z) such number of new Ordinary Shares of €0.10 each as shall have an aggregate nominal value equal to the aggregate nominal value of the Cancellation Shares cancelled pursuant to paragraph (b) above; and

(ii)	the reserve arising in the books of account of the Company as a result of the said reductions of capital be capitalised and applied in paying up in full at par the new Ordinary Shares so created, such Ordinary Shares to be allotted and issued credited as fully paid to BCMIH and/or its nominee(s); and

(d)	the directors of the Company be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the “Act”) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount equal to €180 million, provided that this authority shall expire on the fifth anniversary of this resolution and the authority granted by this resolution shall be in addition, and without prejudice, to all existing authorities to allot relevant securities granted to the directors of the Company;

(2)	with effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 230:

“SCHEME OF ARRANGEMENT

230 (a)  In this Article, the “Scheme” means the scheme of arrangement dated 13 June 2006 between the Company and the holders of its Scheme Shares, as such term is defined in the Scheme, under section 425 of the Companies Act 1985 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

(b)	Notwithstanding any other provision of these Articles, if the Company issues any Ordinary Shares (other than to BCMIH or its nominee(s)), after the adoption of this Article and prior to the Record Time (as such term is defined in the Scheme), such shares shall be issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

(c)	Subject to the Scheme becoming effective, if any Ordinary Shares are issued to any person (a “New Member”) (other than under the Scheme or to BCMIH or its nominee(s)) on or after the Effective Date, the said shares (the “Transfer Shares”) will be immediately transferred to BCMIH (the “Transferee”) (or as it may direct) in consideration of and conditional on the payment to the New Member of €2.20 in cash for each such Ordinary Share.

(d)	On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the value of the cash payment per share to be paid under paragraph (c) of this Article shall be adjusted by the Directors in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to Ordinary Shares shall, following such adjustment, be construed accordingly.

(e)	To give effect to any transfer of Transfer Shares, the Company may appoint any person as attorney for the New Member to transfer the Transfer Shares to the Transferee and/or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the attorney be necessary or desirable to vest the Transfer Shares in the Transferee or its nominee(s) and pending such vesting to exercise all such rights attaching to the Transfer Shares as the Transferee may direct. If an attorney is so appointed, the New Member shall not thereafter (except to the extent that the attorney fails to act in accordance with the directions of the Transferee) be entitled to exercise any rights attaching to the Transfer Shares unless so agreed by the Transferee. The attorney shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder) in favour of the Transferee and the Company may give a good receipt for the purchase price of the Transfer Shares and may register the Transferee as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for the Transfer Shares. The Purchaser shall send a cheque in favour of the New Member (or any subsequent holder) for the purchase price of such Transfer Shares within five business days of the time on which the Transfer Shares are issued to the New Member.”; and

(3) forthwith and contingently upon the Scheme becoming effective, the articles of association of the Company be amended by deleting the existing article 20(b) and the adoption and inclusion of the following new article 20(b):

“(b) the CPS Cash Dividend shall accrue on a daily basis up to and including 30 June 2006 and shall be payable, with any accrued CPS Cash Dividend Interest, six monthly in arrear on each Dividend Payment Date in respect of the six months ending on such Dividend Payment Date. For the purposes of this Article, Dividend Payment Date means, in the case of all CPS Cash Dividends save for the Final CPS Cash Dividend, the Business Day falling immediately prior to each Conversion Date and each Deferred Conversion Date (and the first such payment in respect of each Convertible Preference Share shall be made on a pro rata basis on 29 September 2004, in respect of the period from the day of Admission until that date (both dates inclusive)). The final CPS Cash Dividend in respect of each Convertible Preference Share (the Final CPS Cash Dividend) shall be made on a pro rata basis in respect of the period from the preceding Dividend Payment Date until 30 June 2006 and the Dividend Payment Date shall be the date which is 14 days after the date on which the Scheme (as such term is defined in Article 230 hereof) becomes effective (the Final Dividend Payment Date). If the CPS Cash Dividend (or any part of it) is not paid on any such date then, save in the case of the Final CPS Cash Dividend, there shall accrue to the holder of each Convertible Preference Share an entitlement to receive a further dividend (CPS Cash Dividend Interest) of an amount equal to 12.25 per cent. per annum of the CPS Cash Dividend which is due but not paid from the relevant Dividend Payment Date until the date of actual payment, compounded annually. The CPS Cash Dividend and CPS Cash Dividend Interest shall be paid to the holders of the Convertible Preference Shares whose names appear on the register at twelve noon two Business Days before the relevant Dividend Payment Date (and in the case of the Final Dividend Payment Date, two business days prior to 30 June 2006). For the avoidance of doubt, the Convertible Preference Shares shall not accrue any dividend for any period after 30 June 2006;”.

TRPS SHARES

2.	THAT, forthwith and contingently upon the Scheme becoming effective, the articles of association of the Company be amended by deleting the existing article 23(g)(iii) and the adoption and inclusion of the following new article 23(g)(iii):

“(iii) subject to the Act and as hereinafter provided, the Company may by giving not less than 10, nor more than 20, Business Days’ notice to the holders of the Trancheable Redeemable Preference Shares of a designated tranche, redeem some or all of the Trancheable Redeemable Preference Shares of that designated tranche for an amount equal to the Trancheable Redeemable Preference Amount in respect of each such Share of that designated tranche so redeemed at any time after 31 October 2006;”.

By order of the Board

John Mason

Company Secretary

Registered office

1 Park Row

Leeds

LS1 5AB

Notes:

1	A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and, on a poll, vote in his or her place. A proxy need not be a member of the Company.

2	A pink form of proxy is enclosed with this notice. Instructions for use are shown on the form. Lodging a form of proxy will not prevent the shareholder from attending and voting in person.

3	To be valid, the form of proxy, together with any power of attorney under which it is signed, or a duly certified copy thereof, must be received at the offices of the Company’s registrars, Computershare Investor Services PLC, P.O. Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA not later than 11.00 a.m. on 24 July 2006.

4	The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that entitlement to attend and vote at the Extraordinary General Meeting or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the Register of members of the Company at 6.00 p.m. on 24 July 2006. Changes to the register of members of the Company after such time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

5	Copies of the Company’s existing articles of association as proposed to be amended by the special resolutions set out in this notice are available for inspection at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS and at the offices of A & L Goodbody, International Financial Services Centre, North Wall Quay, Dublin 1, Ireland during normal business hours on any weekday until the opening of business on the day on which the meeting is held and will also be available for inspection at the place of the meeting for at least 15 minutes prior to and during the meeting.